APRIL 2010



ARBITRON

Arbitron Inc.
Stockholder Information



Arbitron Executive Officers

William T. Kerr
President & Chief Executive Officer

Sean R. Creamer
Executive Vice President,
Finance & Planning & Chief Financial Officer

Timothy T. Smith
Executive Vice President & Chief Legal Officer,
Legal & Business Affairs

Alton L. Adams
Executive Vice President, Chief Marketing
Officer

Robert F. Henrick
Executive Vice President, Customer Solutions

Scott Henry
Executive Vice President & Chief Information
Officer

Steven M. Smith
Executive Vice President, Survey Operations

Arbitron Board of Directors

Philip Guarascio
Chairman of Arbitron Inc.; Chairman and Chief Executive Officer of PG Ventures LLC; formerly Vice President and General Manager of General Motors Corporation in charge of North America Advertising and Corporate Marketing

Shellye Archambeau
Chief Executive Officer of MetricStream, Inc.

John Dimling
Formerly Chairman, President and Chief Executive Officer of Nielsen Media Research, Inc.

David W. Devonshire
Formerly Executive Vice President and Chief Financial Officer, Motorola, Inc.

William T. Kerr
President & Chief Executive Officer,
Arbitron Inc.

Larry E. Kittelberger
Formerly Senior Vice President, Technology and Operations of Honeywell International Inc.

Luis G. Nogales
Managing Partner, Nogales Investors LLC

Richard A. Post
Formerly President and Chief Financial Officer of Autobytel, Inc. and formerly Executive Vice President and Chief Financial Officer, MediaOne Group, Inc.

INVESTOR INFORMATION

Independent Auditors
KPMG LLP, Baltimore, MD

Counsel
Morrison & Foerster LLP, Washington, DC

Annual Meeting
The annual meeting of stockholders will be held at the at the Ritz-Carlton New York, Central Park, 50 Central Park South, New York, New York, 10019 on Tuesday, May 25, 2010, at 9:00AM local time.

Formal notice will be sent to stockholders of record as of April 1, 2010.

Number of Holders
The number of Arbitron common stockholders of record on March 26, 2010, was approximately 4,057.

Stockholder Records
If you have questions concerning your Arbitron stock, please write or call Arbitron's transfer agent and registrar.

Transfer Agent and Registrar
The Bank of New York Mellon
(866) 229-8411

(201) 680-6685 or 6578
(Outside the U.S. and Canada)

(800) 231-5469
(Hearing impaired - TTY Phone)

(201) 680-6610
(Foreign Hearing impaired -TTY Phone)

E-mail: shrrelations@bnymellon.com

Web Site:
https://www.bnymellon.com/shareowner/isd

Address Shareholder Inquiries to:
Arbitron Inc.
c\o BNY Mellon Shareowners Services
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

Send Certificates for Transfer and Address Changes to:
Arbitron Inc.
c\o BNY Mellon Shareowners Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Send Dividend Reinvestments transaction to:
Arbitron Inc.
c\o BNY Mellon Shareowners Services
P.O. Box 358035
Pittsburgh, PA 15252-8035

Investor Inquiries
Securities analysts, investment managers and others seeking information about Arbitron should contact Thom Mocarsky, Vice President, Investor Relations, at (410) 312-8239 or investor.relations@arbitron.com.

Arbitron's Web Site
http://www.arbitron.com

Information Resources
Our Annual Report on Form 10-K for the year ended December 31, 2009, Proxy Statement, Quarterly Reports on Form 10-K and other publications regarding our company can be accessed at www.arbitron.com. They are also available free of charge, upon request, by writing to:

Stockholder Services
Arbitron Inc.
9705 Patuxent Woods Drive
Columbia, MD 21046-1572

E-mail: stockholder.services@arbitron.com

Or visit us on the Web:
http://www.arbitron.com/investors

Exchange Listing
Arbitron is listed on the New York Stock Exchange under the symbol "ARB."

Securities and Exchange Commission and New York Stock Exchange Certifications
The certifications of the chief executive officer and chief financial officer of Arbitron, required to be filed with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosure, have been filed as exhibits 31.1 and 31.2, respectively, in Arbitron's Annual Report on Form 10-K for the year ended December 31, 2009. Arbitron has also submitted to the New York Stock Exchange (NYSE) a certificate of the CEO certifying that he is not aware of any violation by Arbitron of NYSE corporate governance listing standards.

STOCKHOLDER RETURN PERFORMANCE GRAPH

Presented below is a line graph comparing the cumulative total stockholder return of Arbitron common stock with the total return of the S&P Small Cap 600 Index and the New York Stock Exchange Composite Index for the period from December 31, 2004, through December 31, 2009. This graph assumes that, on December 31, 2004, $100 was invested in each of the following: Arbitron common stock, the S&P Small Cap 600 Index and the New York Stock Exchange Composite Index (and that all dividends were reinvested).


$150
$100
$50
$0
Dec '04
Dec '05
Dec '06
Dec '07
Dec '08
Dec '09
Arbitron Inc.
S&P Small Cap 600 Index
NYSE Composite Index

Indexed Returns

	Year Ending					
Company / Index	**Dec 2004**	**Dec 2005**	**Dec 2006**	**Dec 2007**	**Dec 2008**	**Dec 2009**
Arbitron Inc.	100	97.89	113.15	109.22	35.39	63.80
S&P SmallCap 600 Index	100	107.68	123.96	123.59	85.19	106.97
NYSE Composite Index	100	106.95	126.05	134.35	79.41	99.10


ARBITRON

Dear Stockholder:

On behalf of the Board of Directors of Arbitron Inc. ("Arbitron"), I am pleased to invite you to attend the annual meeting of stockholders. The meeting will be held at the Ritz-Carlton New York, Central Park, 50 Central Park South, New York, New York 10019, on Tuesday, May 25, 2010, at 9:00 AM local time.

The Notice of Annual Meeting of Stockholders and the proxy statement that follow include information about the proposals recommended by Arbitron's Board of Directors to elect eight (8) individuals to serve as directors of Arbitron, to approve an amendment to and restatement of our equity compensation plan, to approve an amendment to our employee stock purchase plan, and to ratify the appointment of KPMG LLP as the independent registered public accounting firm of Arbitron for the fiscal year ending December 31, 2010.

Our Board of Directors believes that a favorable vote for each of these proposals at the annual meeting is in the best interests of Arbitron and its stockholders, and unanimously recommends a vote FOR the proposals. Accordingly, we urge you to review the accompanying materials carefully and to vote your shares promptly.

It is important that your shares be represented at the meeting. I encourage you to vote your shares promptly using Internet or telephone voting, or by following the instructions on the accompanying proxy card to ensure that your vote is counted at the meeting.

We look forward to seeing you at the meeting.

Sincerely,

William T. Kerr
President and Chief Executive Officer


ARBITRON

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 25, 2010

Date: Tuesday, May 25, 2010

Time: 9:00 AM local time

Place: The Ritz-Carlton New York, Central Park, 50 Central Park South, New York, New York 10019

Purposes:

1. To elect eight (8) members of the Board of Directors to serve until the next annual meeting and until their successors have been elected and qualified.
2. To approve an amendment to and restatement of the Company's 2008 Equity Compensation Plan to, among other things, increase the authorized number of shares issuable thereunder by 2,200,000.
3. To approve an amendment to the Company's Employee Stock Purchase Plan to increase the number of shares available in that plan by 250,000.
4. To ratify the appointment of KPMG LLP as the independent registered public accounting firm of Arbitron for the fiscal year ending December 31, 2010.
5. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Record Date: April 1, 2010

The matters listed above are fully discussed in the proxy statement accompanying this notice. A copy of our 2009 Annual Report also accompanies this notice.

Stockholders are entitled to one vote for each share of common stock held of record on the record date listed above. A Notice of Internet Availability of Proxy Materials or the proxy statement and the accompanying proxy card will be first mailed to stockholders on or about April 15, 2010.

It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the accompanying proxy card. Most stockholders can also vote their shares over the Internet or by telephone. If Internet or telephone voting is available to you, voting instructions are printed on the accompanying proxy card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the accompanying proxy statement. We appreciate your cooperation.

By Order of the Board of Directors

Timothy T. Smith
Executive Vice President and Chief Legal Officer, Legal and Business Affairs, and Secretary

April 15, 2010

TABLE OF CONTENTS

ARBITRON INC.
9705 Patuxent Woods Drive
Columbia, Maryland 21046
April 15, 2010

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 25, 2010

We will begin mailing our Notice of Internet Availability of Proxy Materials to our stockholders on or about April 15, 2010.

We are furnishing this proxy statement to our stockholders in connection with a solicitation of proxies by our Board of Directors for use at our 2010 annual meeting of stockholders to be held on Tuesday, May 25, 2010, at 9:00 AM local time at the Ritz Carlton New York, Central Park, 50 Central Park South, New York, New York 10019 (the "Annual Meeting").

Information About the Notice of Internet Availability of Proxy Materials

The Notice of Annual Meeting and proxy statement are available at http://www.arbitron.com/downloads/proxy_2010.pdf, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our 2010 Stockholder Information letter are available at http://www.arbitron.com/downloads/annual_2009.pdf.

In accordance with rules and regulations of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials, including our annual report to stockholders, to each stockholder of record, we may now furnish proxy materials, including our annual report to stockholders, to our stockholders on the Internet. On or about April 15, 2010 we will send electronically a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice") to those stockholders who have previously signed up to receive their proxy materials on the Internet. Also on or about April 15, 2010, we will begin mailing the E-Proxy Notice to all other stockholders. If you received the E-Proxy Notice by mail, you will not automatically receive a printed copy of the proxy materials or the annual report to stockholders. Instead, the E-Proxy Notice instructs you as to how you may access and review all of the important information contained in the proxy materials, including our annual report to stockholders. If you have previously signed up on the Internet to receive proxy materials and other stockholder communications on the Internet instead of by mail, you will be receiving the E-Proxy Notice electronically as well. The E-Proxy Notice also instructs you as to how you may submit your proxy on the Internet. If you received the E-Proxy Notice by mail and would like to receive a printed copy of our proxy materials, including our annual report to stockholders, you should follow the instructions for requesting such materials included in the E-Proxy Notice. We may choose to mail written proxy materials, including our annual report to stockholders, to one or more stockholders.

Who Can Vote

If you held any of our common stock at the close of business on April 1, 2010, the record date for the Annual Meeting, you are entitled to receive notice of and to vote at our 2010 Annual Meeting. On that date, there were 26,617,376 shares of common stock outstanding. Our common stock constitutes the only class of securities entitled to vote at the meeting. Stockholders who have not exchanged their Ceridian Corporation common stock certificates for Arbitron Inc. (the "Company") common stock certificates in connection with the spin-off of Ceridian Corporation by the Company on March 30, 2001, will not be eligible to vote at the Annual Meeting.

Who Can Attend the Annual Meeting

All holders of our common stock at the close of business on April 1, 2010, the record date for the Annual Meeting, or their duly appointed proxies, are authorized to attend the Annual Meeting. If you attend the meeting, you may be asked to present valid picture identification, such as a driver's license or passport, before being admitted. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

Please also note that if you hold your shares in "street name" (that is, through a bank, broker or other nominee), you will need to bring a copy of the brokerage statement reflecting your stock ownership as of April 1, 2010, the record date for the Annual Meeting.

Quorum

The presence of a majority of the outstanding shares of our common stock entitled to vote, in person or by proxy, is necessary to constitute a quorum and conduct business at the Annual Meeting. Abstentions and "broker nonvotes" will be considered present at the meeting for purposes of determining a quorum. A broker nonvote occurs when a broker holding common stock for a beneficial owner does not vote on a particular matter because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Voting Rights

Each share of our common stock that you hold entitles you to one vote on all matters that come before the Annual Meeting. Inspectors of election will count votes cast at the Annual Meeting.

The affirmative vote of a plurality of all the votes cast at the Annual Meeting, assuming a quorum is present, is necessary for the election of a director. Therefore, the eight individuals with the highest number of affirmative votes will be elected to the eight directorships. Stockholders who do not wish their shares to be voted for a particular nominee may indicate that in the space provided on the proxy card or by following the telephone or Internet instructions. For purposes of the election of directors, broker nonvotes, abstentions and other shares not voted (whether by broker nonvote or otherwise) will not be counted as votes cast and will have no effect on the result of the vote.

If you hold your shares through a broker, it is important that you cast your vote if you want it to count in the election of directors. In the past, if you held your shares in street name through a broker and you did not indicate how you wanted your shares voted in the election of directors, your broker was allowed to vote those shares on your behalf in the broker's discretion. Recent regulatory changes eliminate the ability of your broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your broker how to vote in the election of directors, no votes will be cast on your behalf. For more information on this topic, see the SEC Investor Alert issued in February 2010 entitled "New Shareholder Voting Rules for the 2010 Proxy Season" at *http://www.sec.gov/investor/alerts/votingrules2010.htm*.

The affirmative vote of a majority of the shares of common stock present in person or by proxy and entitled to vote on the proposals is necessary to approve the amendment to and restatement of the 2008 Equity Compensation Plan and the amendment to the Employee Stock Purchase Plan. In addition, for the amendment to and restatement of the 2008 Equity Compensation Plan and the amendment to the Employee Stock Purchase Plan to be approved, the New York Stock Exchange listing standards require that (i) the total votes cast must represent over 50% of all of the outstanding shares of common stock entitled to vote and (ii) votes in favor must constitute at least a majority of the votes cast. For purposes of these proposals to approve the amendment to and restatement of the 2008 Equity Compensation Plan and the amendment to the Employee Stock Purchase Plan, abstentions will count as votes cast, but broker nonvotes will not count as votes cast. Therefore, abstentions have the effect of a vote against the proposals, and broker nonvotes could, depending on the number of votes cast, have the effect of a vote against the proposals.

The affirmative vote of the holders of at least a majority of the votes cast at the Annual Meeting is necessary to approve the ratification of the appointment of the Company's independent registered public accounting firm. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote on the ratification of the appointment of the Company's independent registered public accounting firm.

Voting by Participants in Arbitron Benefit Plans

If you own Arbitron common stock as a participant in one or more of our employee benefit plans, you will receive a single proxy card that covers both the shares credited to your name in your plan account(s) and shares you own that are registered in your name. If any of your plan accounts are not in the same name as your shares of record, you will receive separate proxy cards for your record and plan holdings. Proxies submitted by plan participants in our 401(k) plan will serve as voting instructions to the trustees for the plan whether provided by mail, telephone or the Internet. In the absence of voting instructions from participants in the 401(k) plan, the trustees of the plan will vote the undirected shares in the same proportion as the directed shares.

Granting Your Proxy

You may vote your shares as follows:

- in person at the Annual Meeting; or
- by telephone (see the instructions in the E-Proxy Notice); or,
- by Internet (see the instructions in the E-Proxy Notice); or
- if you received a printed copy of these proxy materials by mail, by signing, dating and mailing the enclosed proxy card.

If you vote by proxy, the individuals named on the proxy card (your proxies) will vote your shares in the manner you indicate. You may specify whether your shares should be voted for, against or abstain with respect to all, some or none of the matters submitted for stockholder approval.

If your shares are not registered in your own name and you plan to attend the Annual Meeting and vote your shares in person, you should contact your broker or agent in whose name your shares are registered to obtain a proxy executed in your favor and bring it to the Annual Meeting in order to vote.

Other Business

No other matters are to be presented for action at the Annual Meeting other than the items described in this proxy statement. The enclosed proxy will, however, confer discretionary authority with respect to any other matter that may properly come before the meeting. The persons named in the enclosed proxy intend to vote as recommended by the Board of Directors or, if no recommendation is given, in accordance with their judgment on any matters that may properly come before the meeting.

Confidential Voting

It is our policy that the individual stockholder votes are kept confidential prior to the final tabulation of the vote at our stockholders meeting if the stockholder requests confidential treatment. The only exceptions to this policy involve applicable legal requirements and proxy solicitations in opposition to the Board. Access to proxies and individual stockholder voting records is limited to the independent election inspectors (Broadridge Financial Services, Inc.), who may inform us at any time whether or not a particular stockholder has voted.

Revoking Your Proxy

If you submit a proxy, you can revoke it at any time before it is exercised by giving written notice to our Corporate Secretary prior to the Annual Meeting or by timely delivery of a properly exercised, later-dated proxy (including an Internet or telephone vote). You may also attend the Annual Meeting in person and vote by ballot, which would cancel any proxy that you previously submitted.

You should rely only on the information provided in this proxy statement. We have not authorized anyone to provide you with different or additional information. You should not assume that the information in this proxy statement is accurate as of any date other than the date of this proxy statement or, where information relates to another date set forth in this proxy statement, then as of that date. Unless the context requires otherwise, in this proxy statement, references to "the Company," "we," "us," "our," "its" or similar terms are to Arbitron Inc. and its subsidiaries.

ELECTION OF DIRECTORS
(Proposal 1)

Our business is managed under the direction of our Board of Directors (the "Board"), which currently is composed of eight directors. Our bylaws provide for the annual election of directors. The current terms of office of all of our directors expire at the 2010 Annual Meeting. Our Board has renominated each of the eight directors currently serving on the Board to serve as directors for a one-year term until the 2011 annual meeting of stockholders. Each of the nominees has consented to serve if elected.

The Board of Directors recommends a vote FOR and solicits proxies in favor of each of the nominees named below. Proxies cannot be voted for more than eight people. Our Board has no reason to believe that any of the nominees for director will be unable or unavailable to serve. However, if any nominee should for any reason become unable or unavailable to serve, proxies will be voted for another nominee selected by the Board. Alternatively, proxies, at our Board's discretion, may be voted for a fewer number of nominees as a result of a director's inability or unavailability to serve. Each person elected will hold office until the 2011 annual meeting of stockholders and until his or her successor is duly elected and qualified, or until earlier resignation or removal.

The following is biographical information concerning the eight nominees for election as directors of Arbitron:

Nominees for Election as Directors

Shellye L. Archambeau, age 47

- Director of Arbitron since November 2005
- Chief Executive Officer of MetricStream, Inc. (formerly Zaplet, Inc.), a provider of enterprise software that allows corporations in diverse industries to manage quality processes, regulatory and industry-mandated compliance activities and corporate governance initiatives, since 2002
- Chief Marketing Officer and Executive Vice President of Sales of Loudcloud, Inc. (now Opsware Inc.), a leader in Internet infrastructure services, from 2001 to 2002
- Chief Marketing Officer of NorthPoint Communications, from 2000 to 2001
- Director of the Information Technology Senior Management Forum; director of the Forum of Women Entrepreneurs; and director of Silicon Valley Leadership Group, a nonprofit organization that addresses major public policy issues affecting the economic health and quality of life in Silicon Valley

Ms. Archambeau has leadership experience as a chief executive and as a sales and marketing officer. Ms. Archambeau's executive experience includes active supervision of individuals engaged in preparing and analyzing complex financial statements, which experience is valuable as a member of our audit committee. Ms. Archambeau's marketing experience enables her to provide strategic insight for our business.

David W. Devonshire, age 64

- Director of Arbitron since August 2007
- Executive Vice President and Chief Financial Officer of Motorola, Inc., a telecommunications company, from March 2002 to March 2007
- Executive Vice President and Chief Financial Officer of Ingersoll-Rand, a diversified industrial company, from December 1997 to March 2002
- Senior Vice President and Chief Financial Officer of Owens Corning, a fiberglass manufacturing company, from July 1993 to December 1997

- Director and member of the audit committee and the executive committee of Roper Industries, Inc., a New York Stock Exchange listed diversified industrial company; director and member of the audit committee and the compensation committee of ArvinMeritor, Inc., a New York Stock Exchange listed supplier of integrated systems, modules and components to the motor vehicle industry; director and member of the audit committee and the compensation committee of Career Education Corporation, a NASDAQ listed educational services company; an advisory board member of L.E.K. Consulting; an advisory board member of CFO Magazine; a trustee of Shedd Aquarium; and an advisory board member of WMG Capital

Mr. Devonshire brings finance, accounting, and financial reporting experience as a public company chief financial officer. Mr. Devonshire currently also serves on the audit committees of several public companies. Mr. Devonshire's significant financial experience uniquely enables him to provide analysis and insight to our audit committee as well as our finance, strategic planning, accounting, and internal audit functions.

John A. Dimling, age 72

- Director of Arbitron since January 2010
- Chairman Emeritus of Nielsen Media Research, Inc. ("Nielsen"), a marketing and media information company, from January 2006 to April 2008
- Chairman of Nielsen, from January 2002 to January 2006
- President and Chief Executive Officer of Nielsen, from July 1998 to December 2001
- President and Chief Operating Officer of Nielsen, from August 1993 to June 1998
- Chairman, NetRatings, Inc., a marketing and media information company, from May 2002 to June 2007

Mr. Dimling has a deep understanding of the media audience ratings marketplace as well as experience running a leading publicly-traded ratings company. Mr. Dimling's experience and insight gained as a chief executive of a media audience ratings company is particularly important as we work to develop new services and enhance existing services.

Philip Guarascio, age 68

- Director of Arbitron since March 2001; Chairman of the Board since May 2009
- Chairman and Chief Executive Officer of PG Ventures LLC, a marketing consulting firm, since May 2000
- Vice President, General Manager of General Motors Corporation's North America Advertising and Corporate Marketing, from July 1994 to May 2000
- A consultant to William Morris Endeavor Agency, since January 2001
- A director of Papa John's International Inc., a NASDAQ-listed company and the third-largest pizza company in America; director of Aerva, a private digital to text company; director of AdSpace Networks, Inc., a private Internet company that provides advertising space for a variety of advertising venues
- Formerly a director of AVP, Inc., a lifestyle sports entertainment company focused on the production, marketing, and distribution of professional beach volleyball events worldwide

Mr. Guarascio has extensive experience in the advertising and marketing industries, including as a senior executive with General Motors Corporation. Mr. Guarascio's advertising, marketing, and strategic expertise allow him to provide valuable insight on matters important to our customers and other users of our services as well as strategic plans relating to our business.

William T. Kerr, age 68

- Director of Arbitron since May 2007
- President and Chief Executive Officer of Arbitron since January 2010
- Chairman of the Board of Directors of Meredith Corporation, a New York Stock Exchange listed diversified media company that publishes magazines and special interest publications and also owns and operates local television stations, from July 2006 to February 2010, and a member of the Meredith Corporation Board of Directors from 1994 to March 2010
- Chairman and Chief Executive Officer of Meredith Corporation from January 1996 until June 2006
- President and Chief Operating Officer of Meredith Corporation, from 1994 to 1996, President, Magazine Group and Executive Vice President of Meredith, from 1991 to 1994
- President, Magazine Group and Vice President of the New York Times Company, a media company, from 1984 to 1991
- A member of the Boards of Directors of The Interpublic Group of Companies, Inc., a New York Stock Exchange listed marketing communications and marketing services company, since November 2006; Whirlpool Corporation, a New York Stock Exchange listed appliance manufacturer, since June 2006; The Principal Financial Group, Inc., a New York Stock Exchange listed financial services company from 2001 to February 2010; and a member of the Board of Penton Media, Inc., a private firm

Having served as the chairman, president and chief executive officer of Meredith Corporation, Mr. Kerr has a wealth of executive management experience leading a publicly-traded media company. Mr. Kerr also has extensive experience serving as a director of the boards of large public companies. His executive leadership experience, his experience as a director, as well as his familiarity with our Company makes him particularly well-suited to be a member of the Board of Directors.

Larry E. Kittelberger, age 61

- Director of Arbitron since March 2001
- Senior Vice President, Technology and Operations of Honeywell International, Inc., a New York Stock Exchange listed diversified technology and manufacturing company, from September 2006 to April 2010
- Senior Vice President, Administration, and Chief Information Officer of Honeywell International, Inc., from August 2001 to September 2006
- Senior Vice President and Chief Information Officer of Lucent Technologies Inc., a systems, services and software company, from December 1999 to August 2001
- Senior Vice President and Chief Information Officer of Allied Signal, Inc., an advanced technology and manufacturing firm, from 1995 to December 1999
- Until its acquisition by affiliates of Texas Pacific Group on December 19, 2006, a director of Aleris International, Inc. (formerly Commonwealth Industries, Inc.), a publicly-traded recycler of aluminum and zinc and manufacturer of aluminum sheet

Mr. Kittelberger has a history of demonstrated leadership as a senior executive of technology and manufacturing companies. His significant experience with technology companies is particularly valuable for us as he can provide strategic input on developing, enhancing, and exploiting our technologies.

Luis G. Nogales, age 66

- Director of Arbitron since March 2001
- Managing Partner, Nogales Investors LLC, a private equity investment firm, since 1989

- Chairman and Chief Executive Officer of Embarcadero Media, Inc., a private company that owned and operated radio stations throughout California and Oregon, from 1992 to 1997
- A director of KB Home, a New York Stock exchange listed company that is one of America's largest homebuilders; a director and member of the audit committee of Edison International, a New York Stock Exchange listed international electric power generator, distributor and structured finance provider and a director and member of the audit committee of Southern California Edison, a subsidiary of Edison International

Mr. Nogales has an extensive background in the media and broadcasting sector. Mr. Nogales provides a unique perspective as a private equity investor who intimately understands the concerns of stockholders as well as from his experience as a director of other public companies.

Richard A. Post, age 51

- Director of Arbitron since March 2001
- Since April 2006 a private investor, Managing Member of PL Management LLC since October 2008
- President and Chief Executive Officer of Autobytel Inc., a NASDAQ listed Internet automotive marketing services company, from April 2005 to March 2006
- Private investor, from January 2003 to April 2005
- Managing Partner of LoneTree Capital Partners, a venture capital firm, from July 2000 to December 2002
- Executive Vice President and Chief Financial Officer of MediaOne Group, Inc., a broadband and wireless communications company, and President of MediaOne Capital Corp., a subsidiary of MediaOne Group, Inc., from June 1998 to July 2000
- Chief Financial Officer of U S WEST Media, a communications company, from December 1996 to June 1998
- President, Corporate Development of U S WEST, Inc., from June 1996 to December 1996
- Vice President, Corporate Development of U S WEST Media, from January 1996 to June 1996
- President, U S WEST Capital Assets, from July 1993 to June 1998
- A director of Autobytel Inc., from 1999 to June 2006

Mr. Post has extensive experience in the finance and corporate development areas, including as a chief financial officer as well as a chief executive officer of a publicly-traded company. This experience allows Mr. Post to provide guidance and counsel in his role as chairman of our audit committee and in our strategic planning activities.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE NOMINEES SET FORTH ABOVE.

Independence of Directors

Under the listing standards of the New York Stock Exchange, and pursuant to our corporate governance policies and guidelines, we are required to have a majority of "independent" directors and a nominating/corporate governance committee, compensation committee and audit committee, each composed solely of independent directors. In determining director independence, the Board broadly considers all relevant facts and circumstances, including the rules of the New York Stock Exchange. The Board considers these issues not merely from the standpoint of a director, but also from that of persons or organizations with which the director has an affiliation. An independent director is free of any relationship with Arbitron or its management that may impair the director's ability to make independent judgments.

The Board of Directors has evaluated the status of each director and affirmatively determined that Ms. Archambeau and Messrs. Guarascio, Devonshire, Dimling, Kittelberger, Nogales, and Post are independent. Mr. Kerr is not independent because he is an employee of the Company. In addition, although Mr. Devonshire serves on the audit committee of more than three publicly-traded companies, the Board of Directors determined that such simultaneous service does not impair his ability to serve on our Audit Committee. Each current member of our Compensation and Human Resources Committee, our Nominating and Corporate Governance Committee, and our Audit Committee is independent.

Corporate Governance Policies and Guidelines and Codes of Ethics

Corporate Governance Policies and Guidelines. We have adopted corporate governance policies and guidelines, which serve as principles for the conduct of the Board of Directors. Our corporate governance policies and guidelines, which meet the requirements of the New York Stock Exchange listing standards, address a number of topics, including, among other things, director qualification standards, director responsibilities, the responsibilities and composition of the Board committees, director access to management and independent advisers, director compensation, management succession and evaluations of the performance of the Board.

Codes of Ethics. We have adopted a Code of Ethics and Conduct, which applies to all of our employees, officers and directors, and meets the requirements for such code as set forth in the New York Stock Exchange listing standards. We have also adopted a Code of Ethics for the Chief Executive Officer and Financial Managers, which applies to our Chief Executive Officer, Chief Financial Officer and all managers in our financial organization, and meets the requirements of a "code of ethics" as defined by the rules and regulations of the Securities and Exchange Commission (the "SEC").

Where You Can Find These Documents. Our corporate governance policies and guidelines, Code of Ethics and Conduct and Code of Ethics for the Chief Executive Officer and Financial Managers are available on our Web site at www.arbitron.com, and are also available in print to any stockholder who sends a written request to the Treasury Manager at Arbitron Inc., 9705 Patuxent Woods Drive, Columbia, Maryland 21046.

Board Leadership Structure

We separate the roles of CEO and Chairman of the Board in order to mitigate potential conflicts of interest, promote oversight of risk, manage the relationship between the Board and the CEO, and promote independence. The CEO is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the Chairman of the Board provides guidance to the CEO, sets the agenda for Board meetings, and presides over meetings of the full Board and the executive sessions of nonmanagement directors described below.

Executive Sessions of Nonmanagement Directors

Consistent with the New York Stock Exchange listing standards, our corporate governance policies and guidelines provide that, in order to promote open discussion among nonmanagement directors, the Board will devote a portion of each regularly scheduled Board meeting to executive sessions without management participation. Our corporate governance policies and guidelines provide that if the group of nonmanagement directors includes directors who are not independent, as defined in the New York Stock Exchange listing standards, it is the Company's policy that at least one such executive session convened per year shall include only independent directors.

Communicating with the Board of Directors

Interested third parties may communicate with the Board of Directors by e-mailing correspondence directly to our Chair of the Board of Directors at nonmanagementdirectors@arbitron.com. Our Chair will decide what action should be taken with respect to any such communication, including whether such communication will be reported to the Board of Directors.

Meetings of the Board of Directors

The Board of Directors held 11 meetings in 2009, including meetings by telephone conference, and acted by unanimous written consent two times in 2009. Each director attended at least 75% of the meetings of the Board of Directors and applicable committees on which they served during the period that they served on the Board of Directors or such committees. In addition, pursuant to our corporate governance policies and guidelines, directors are expected to attend the annual meetings of stockholders. Last year, all of our then current directors attended the annual meeting of stockholders.

Committees of the Board of Directors

The Board of Directors maintains the following six standing committees:

Executive
Audit
Compensation and Human Resources
Nominating and Corporate Governance
Technology Strategy
Growth Strategy

Membership on the Audit Committee, the Compensation and Human Resources Committee, and the Nominating and Corporate Governance Committee is limited to directors who are independent, as defined in the New York Stock Exchange listing standards, and as affirmatively determined by our Board of Directors.

Executive Committee

The following directors currently serve on the Executive Committee:

Philip Guarascio, Chair
William T. Kerr
Richard A. Post

Mr. Kerr joined the Executive Committee in January 2010. The Executive Committee acts on matters that arise between Board meetings and require immediate action. All actions taken by this committee are reported to, and ratified by, the Board of Directors at its next regularly scheduled meeting. The Executive Committee met once during 2009.

Audit Committee

The following directors currently serve on the Audit Committee:

Richard A. Post, Chair
Shellye L. Archambeau
David W. Devonshire

As required by the charter of the Audit Committee, our corporate governance guidelines, and the New York Stock Exchange listing standards, all members of the Audit Committee qualify as independent directors within the meaning of the New York Stock Exchange listing standards and Rule 10A-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), are financially literate within the meaning of the New York Stock Exchange listing standards, and meet the experience and financial expertise requirements of the New York Stock Exchange listing standards. The Board of Directors has determined that Mr. Post is an "audit committee financial expert" as defined by the rules and regulations of the SEC. The principal purposes of the Audit Committee are to:

- possess sole authority regarding the selection, compensation and retention of Arbitron's registered independent public accounting firm;

- assist the Board of Directors in the oversight of:
  - the integrity of Arbitron's financial statements;
  - Arbitron's compliance with legal and regulatory requirements; and
  - the qualification and independence of Arbitron's registered independent public accounting firm;
- oversee the performance of Arbitron's internal audit function and registered independent public accounting firm; and
- prepare an audit committee report as required by the Securities and Exchange Commission to be included in the annual proxy statement.

The Audit Committee operates under a written Charter adopted by the Board of Directors. The Charter, however, does not make the Audit Committee responsible to plan or conduct audits or to determine that the Company's financial statements and disclosures are presented fairly in all material respects in accordance with generally accepted accounting principles. These are the responsibility of management and the independent registered public accounting firm. A copy of the amended and restated written charter for the Audit Committee is available on our Web site at www.arbitron.com and is available in print, free of charge, to any stockholder who requests it. You can obtain such a print copy by contacting the Treasury Manager at Arbitron Inc., 9705 Patuxent Woods Drive, Columbia, Maryland 21046. The Audit Committee held 15 meetings in 2009, including meetings by telephone conference.

Compensation and Human Resources Committee

The following directors currently serve on the Compensation and Human Resources Committee:

Larry E. Kittelberger, Chair
Philip Guarascio
Luis G. Nogales

Each member of the Compensation and Human Resources Committee qualifies as an independent director under the New York Stock Exchange listing standards. The principal responsibilities of the Compensation and Human Resources Committee are to:

- review and approve Arbitron's corporate goals and objectives with respect to the compensation of the Board, Chief Executive Officer, and executive officers other than the Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the appropriate level and structure of the Chief Executive Officer's compensation based on this evaluation;
- determine and approve non-CEO executive compensation and incentive and equity-based compensation plans;
- produce a compensation committee report for inclusion in the Company's annual meeting proxy statement as required by the Securities and Exchange Commission;
- review and approve for inclusion in the Company's annual meeting proxy statement or Annual Report on Form 10-K, as the case may be, the "Compensation Discussion and Analysis" section relating to executive compensation as required by the Securities and Exchange Commission;
- review and approve non-employee director compensation; and
- assist the Board in management development and succession planning.

The committee has retained the firm of Frederic W. Cook & Co., Inc. as its compensation consultant to assist in the continual development and evaluation of compensation policies and the Compensation and Human Resources Committee's determinations of compensation awards. The role of Frederic W. Cook & Co., Inc. is to provide independent, third-party advice and expertise on executive and non-employee director compensation issues, as described in the "Compensation Discussion and Analysis" section below. Frederic W. Cook & Co., Inc. maintains no other direct or indirect relationship with the Company.

During 2009, the committee delegated authority to the CEO under the Company's 2008 Equity Compensation Plan and 2001 Broad Based Incentive Plan to make incentive awards to non-executive employees of the Company in an aggregate amount not to exceed $2,500,000.

The Board of Directors has adopted an amended and restated written charter for the Compensation and Human Resources Committee, a copy of which is available on our Web site at www.arbitron.com and is available in print, free of charge, to any stockholder who requests it. You can obtain such a print copy by contacting the Treasury Manager at Arbitron Inc., 9705 Patuxent Woods Drive, Columbia, Maryland 21046. The Compensation and Human Resources Committee held eight meetings in 2009, including meetings by telephone conference, and acted by unanimous written consent three times in 2009.

Nominating and Corporate Governance Committee

The following directors currently serve on the Nominating and Corporate Governance Committee:

Philip Guarascio, Chair
Luis G. Nogales
Richard A. Post

Each member of the Nominating and Corporate Governance Committee qualifies as an "independent" director under the New York Stock Exchange listing standards. The principal purposes of the Nominating and Corporate Governance Committee are to:

- identify, in accordance with policies and procedures adopted by the Nominating and Corporate Governance Committee from time to time, individuals who are qualified to serve as directors;
- recommend such individuals to the Board of Directors, either to fill vacancies that occur on the Board of Directors from time to time or in connection with the selection of director nominees for each annual meeting of stockholders;
- develop, recommend, implement and monitor a set of corporate governance guidelines, a code of business conduct and ethics, and a code of ethics for senior financial officers adopted by the Board of Directors;
- oversee the evaluation of the Board of Directors and management; and
- ensure that Arbitron is in compliance with all New York Stock Exchange listing requirements.

The Nominating and Corporate Governance Committee has approved, and the Board of Directors has adopted, policies and procedures to be used for considering potential director candidates to continue to ensure that our Board of Directors consists of a diversified group of qualified individuals who function effectively as a group. These policies and procedures provide that qualifications and credentials for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the Board of Directors. However, at a minimum, candidates for director must possess: (1) strength of character; (2) an ability to exercise independent thought, practical wisdom and mature judgment; (3) an ability to make independent analytical inquiries; (4) a willingness and ability to devote adequate time and resources to diligently perform Board of Director duties; and (5) a reputation, both personal and professional, consistent with the image and reputation of Arbitron.

In addition to the aforementioned minimum qualifications, the Nominating and Corporate Governance Committee also believes that there are other factors that, while not prerequisites for nomination, should be taken into account when considering whether to recommend a particular person. These factors include: (1) whether the person possesses specific media and marketing expertise and familiarity with general issues affecting Arbitron's business; (2) whether the person's nomination and election would enable the Board of Directors to have a member that qualifies as an "audit committee financial expert" as such term is defined by the Securities and Exchange Commission; (3) whether the person would qualify as an "independent" director under the New York Stock Exchange listing standards and the Company's corporate governance policies and guidelines; (4) the importance of continuity of the existing composition of the Board of Directors; and (5) the importance of a diversified Board membership, in terms of both the individuals involved and their various experiences and areas of expertise. The Nominating and Corporate Governance Committee annually reviews and assesses the adequacy of the Company's policy regarding qualification and nomination of director candidates.

Nominees are not discriminated against on the basis of race, religion, national origin, sexual orientation, disability or any other basis proscribed by law. The Nominating and Corporate Governance Committee retains a third-party executive search firm to identify and review candidates upon request of the Nominating and Corporate Governance Committee from time to time.

The Nominating and Corporate Governance Committee seeks to identify director candidates based on input provided by a number of sources, including (i) Nominating and Corporate Governance Committee members, (ii) other directors of the Company, and (iii) stockholders of the Company. The Nominating and Corporate Governance Committee also has the authority to consult with or retain advisers or search firms to assist in the identification of qualified director candidates.

As part of the identification process, the Nominating and Corporate Governance Committee takes into account the number of expected director vacancies and whether existing directors have indicated a willingness to continue to serve as directors if renominated. Once a director candidate has been identified, the Nominating and Corporate Governance Committee then evaluates this candidate in light of his or her qualifications and credentials, and any additional factors that it deems necessary or appropriate. Existing directors who are being considered for renomination will be reevaluated as part of the Nominating and Corporate Governance Committee's process of recommending director candidates.

The Nominating and Corporate Governance Committee considers candidates recommended by stockholders in the same manner as all other director candidates. Stockholders who wish to suggest qualified candidates must comply with the advance notice provisions and other requirements of Article II, Section 13 of our bylaws. These notice provisions require that recommendations for directors must be received not less than 90 days nor more than 120 days prior to the date of the annual meeting of stockholders for the preceding year. The notice must follow the guidelines set forth in this proxy statement under the heading, "— Other Matters — Director Nominations."

After completing the identification and evaluation process described above, the Nominating and Corporate Governance Committee recommends to the Board of Directors the nomination of a number of candidates equal to the number of director vacancies that will exist at the annual meeting of stockholders. The Board of Directors then selects director nominees for stockholders to consider and vote upon at the stockholders' meeting.

The Board of Directors has adopted an amended and restated written charter for the Nominating and Corporate Governance Committee, a copy of which is available on our Web site at www.arbitron.com and is available in print, free of charge, to any stockholder who requests it. You can obtain a copy in print by contacting the Treasury Manager at Arbitron Inc., 9705 Patuxent Woods Drive, Columbia, Maryland 21046. The Nominating and Corporate Governance Committee held four meetings in 2009, including meetings by telephone conference.

Technology Strategy Committee

The following directors serve on the Technology Strategy Committee:

Larry E. Kittelberger, Chair
Shellye L. Archambeau
David W. Devonshire
William T. Kerr

The principal purposes of the Technology Strategy Committee are to:

- review risks, opportunities and priorities as they pertain to Arbitron's existing technology and strategies for the future;
- assess the Company's capabilities to execute against its agreed priorities; and
- make recommendations, as appropriate, to the Chief Executive Officer and the Board of Directors.

The Technology Strategy Committee held four meetings in 2009.

Growth Strategy Committee

The following directors serve on the Growth Strategy Committee:

Richard A. Post, Chair
John A. Dimling
William T. Kerr

The principal purposes of the Growth Strategy Committee are to assist the Board and the Company's management by providing strategic direction regarding business development and expansion opportunities, and such other matters as are consistent with the Committee's purpose.

The Growth Strategy Committee was formed in March 2010.

The Board's Role in Risk Oversight

The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of risk material to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate "risk owner" within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. The Board discusses risks related to the Company's business strategy at the strategic planning meetings and at other meetings as appropriate.

The Audit Committee considers risk issues associated with our overall financial reporting and disclosure process and legal compliance, as well as reviewing the Company's financial risk exposures and the steps management has taken to monitor, control, and report such exposures. The Audit Committee reviews with management the Company's guidelines and policies to govern the process by which risk assessment and risk management are undertaken as well as to monitor and control the Company's exposure to risk. In addition to its regularly scheduled meetings, the Audit Committee meets with the independent registered public accounting firm in executive sessions at least quarterly.

In consideration of risk associated with executive compensation, the Compensation & Human Resources Committee has designed the Company's executive compensation programs with the goal of striking a reasonable balance between annual and long-term performance, with a significant portion of compensation being delivered in the form of long-term equity incentives. The Compensation & Human Resources Committee has the ability to modify annual cash incentives earned by the executives based on the quality of earnings, individual performance and other factors that are appropriate influences on compensation. Additionally, some of the equity grants contain clawback provisions, which we believe discourage inappropriate risk-taking.

2009 Director Compensation

The table below provides information concerning the compensation of the directors for our most recently completed fiscal year. Except as noted below, all of our directors are paid at the same rate. The differences among directors in the table below are a function of additional compensation for chairing a committee, varying numbers of meetings attended and corresponding payments of meeting fees, and the form in which each director elects to receive retainer fees.

Each director who is not also an employee of Arbitron or its subsidiaries is entitled to receive an annual board retainer fee of $30,000, which is paid in quarterly installments. Since April 2009, our Non-Executive Chairman receives a supplemental annual cash retainer of $85,000. The non-employee chair of the Audit Committee is entitled to receive a supplemental annual cash retainer of $20,000; non-employee chairs of the Compensation and Human Resources Committee, the Nominating and Corporate Governance Committee, and the Technology Strategy Committee have been entitled to receive a supplemental annual cash retainer of $10,000. For each Board meeting attended, in person or by telephone, participating non-employee directors are entitled to receive $1,500. For each committee meeting attended in person, participating non-employee directors are entitled to receive $1,500 and for each committee meeting attended by telephone, participating non-employee directors are entitled to receive $750.

Effective January 1, 2010, the non-employee chair of the Technology Strategy Committee is entitled to receive a supplemental annual cash retainer of $20,000. Additionally, in connection with the formation of the Growth Strategy Committee on March 31, 2010, the non-employee chair received a one-time grant of 15,000 stock options, which vest one year from the date of grant. The non-employee directors on the Growth Strategy Committee are compensated for attending meetings consistent with that for the other committees.

Since 2008, each newly elected non-employee director has received a one-time grant of 4,500 deferred stock units ("DSUs"), which DSUs will vest in three equal installments of 1,500 DSUs over a three-year period and are payable following the director's termination of service as a director of the Company. Beginning the year after initial election to the Board of Directors, each continuing non-employee director has received an annual grant of $100,000 worth of stock options based on a Black-Scholes valuation calculated using the closing price of the Company's common stock on the grant date. The exercise price per share of each option granted has been equal to 100% of the fair market value of the underlying Company common stock on the date the option is granted, which is equal to the closing price of the Company's common stock on such date. These options become fully vested on the date of grant and exercisable in full six months after the date of grant and expire 10 years from the date of grant.

While we previously made annual grants of stock options to continuing non-employee directors, effective January 1, 2010 and beginning the year after initial election to the Board of Directors, each continuing non-employee director will receive an annual grant of $100,000 worth of DSUs, which DSUs will vest in three equal installments over a three-year period and will be payable no sooner than six months following the director's termination of service as a director of the Company.

The Company previously adopted a Non-employee Director Incentive Program, which permitted non-employee directors to receive, at their discretion, either options or DSUs in lieu of their annual cash retainers and meeting fees. A director who elected to receive options received a number of options based on a calculation approved by the Compensation and Human Resources Committee. The formula for determining the number of option shares was to divide the cash fees earned in the quarter by the closing price of Arbitron common stock on the date of the grant, which was the last trading day of the quarter. This amount was then multiplied by four to arrive at the number of option shares granted. Beginning in 2010, non-employee directors are no longer permitted to elect options in lieu of their annual cash retainers and meeting fees.

A director who elects to receive DSUs receives a number of units based on a calculation approved by the Compensation and Human Resources Committee. During 2009 the formula for determining the number of

DSUs had been to multiply the cash fees earned in the quarter by 120% and divide the result by the closing price of Arbitron common stock on the date of the grant, which was the last trading day of the quarter. Beginning in 2010, the formula for determining the number of DSUs is to divide 100% of the cash fees earned in the quarter by the closing price of Arbitron common stock on the date of the grant, which is the last trading day of the quarter.

DSUs granted to our directors convert to shares of our common stock after termination from the Board of Directors, based upon a schedule elected by the directors prior to the end of the year in which the compensation is earned. In the event that a director elects to receive DSUs, the director will receive dividend equivalent rights on such DSUs to the extent dividends are issued on our common stock. Dividend equivalents are deemed reinvested in additional DSUs (or fractions thereof). The amounts set forth in the table below for each director in the column "Fees Earned or Paid in Cash" represent the cash payment of annual retainers and fees or, if the director elected to receive equity-based compensation in lieu of all or a portion of such retainers and fees, the amount of cash the director would have received if the director had not elected to receive such equity-based compensation. If the director elected to receive equity-based compensation in lieu of annual cash retainers and fees, we report in the column "Stock Awards," as applicable, the grant date fair value of the aggregate incremental value of equity-based compensation received in lieu of annual cash retainers and fees in excess of the cash such director would have received if the director had not elected to receive equity-based compensation. We report in the column "Option Awards," the grant date fair value of the May 2009 annual director grant.

It is also the philosophy of the Company that directors should have a meaningful equity ownership in the Company. In 2004, the Board established ownership guidelines covering directors. The Board reviewed and revised the guidelines during 2009. The guidelines are for each director to own shares with a value of four times the annual board retainer. These guidelines are expected to be achieved over five years and include all owned shares, as well as DSUs credited to the directors, but outstanding and unexercised stock options are not counted. As of April 1, 2010, all applicable directors met the stock ownership guidelines.

Messrs. Morris and Skarzynski were employees of Arbitron and were not separately compensated for their service as a director.

2009 Director Compensation

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)(5)	All Other Compensation ($)(6)	Total ($)
Shellye L. Archambeau	66,000	6,003	99,965	758	172,726
David W. Devonshire	66,750	0	99,965	0	166,715
Philip Guarascio	123,333	0	99,965	1,993	225,291
William T. Kerr	75,250	7,516	99,965	1,082	183,813
Larry E. Kittelberger	70,000	10,992	99,965	5,094	186,051
Luis G. Nogales	71,167	10,198	99,965	2,336	183,666
Richard A. Post	89,000	9,993	99,965	2,369	201,327

(1) We report in this column the cash value of board retainer fees, committee chair fees, and board and committee meeting fees earned by each director in 2009. Pursuant to the terms of our Non-employee Director Incentive Program described above, during 2009 each director could elect to receive either stock options or DSUs, or a combination, in lieu of annual cash retainers and fees. If a director elected to receive equity-based compensation in lieu of annual cash retainers and fees, the aggregate incremental value of such equity-based compensation in excess of the cash such director would have received is reported in the Stock Awards or Option Awards columns of this table, as applicable. Directors made elections for 2009 compensation prior to the end of 2008. For 2009, Ms. Archambeau elected to receive 1,984 DSUs with an aggregate fair market value of $36,003 and $36,000 in cash for board and committee meeting fees.

Mr. Devonshire and Mr. Guarascio received all retainers and fees in cash. Mr. Kerr elected to receive 992 DSUs with an aggregate fair market value of $18,001 in lieu of board retainer fees, 330 DSUs with an aggregate fair market value of $5,998 in lieu of committee chair fees, $15,000 cash for board retainer, 1,148 DSUs with an aggregate fair market value of $21,152 in lieu of board and committee meeting fees and $17,625 in cash for board and committee meeting fees. Mr. Kittelberger elected to receive 1,984 DSUs with an aggregate fair market value of $36,003 in lieu of board retainer fees, 663 DSUs with an aggregate fair market value of $12,037 in lieu of committee chair fees, 997 DSUs with an aggregate fair market value of $17,952 in lieu of board and committee meeting fees, and $15,000 in cash for board and committee meeting fees. Mr. Nogales elected to receive 992 DSUs with an aggregate fair market value of $18,001 in lieu of board retainer fees, $15,000 in cash for board retainer, 2,089 DSUs with an aggregate fair market value of $36,908 in lieu of board and committee meeting fees, 407 DSUs with an aggregate fair market value of $6,247 in lieu of Lead Independent Director fees, and $5,208 in cash for Lead Independent Director fees. Mr. Post elected to receive 1,984 DSUs with an aggregate fair market value of $36,003 in lieu of board retainer fees, 1,322 DSUs with an aggregate fair market value of $23,991 in lieu of committee retainer fees and $39,000 in cash for board and committee meeting fees.

(2) Pursuant to the terms of our Non-employee Director Incentive Program, directors may elect to receive DSUs in lieu of annual cash board retainer fees, committee chair fees, and board and committee meeting fees. We report in this column the dollar amount recognized for financial statement reporting purposes with respect to 2009 based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of the aggregate incremental value of (A) DSUs received by directors in lieu of annual cash retainers and fees in excess of (B) the cash such director would have received if the director had not elected to receive DSUs.

(3) As of December 31, 2009, the aggregate number of DSUs (including dividend equivalents) held by each person who served as a director during 2009 was as follows: Ms. Archambeau — 3,065, Mr. Devonshire — 0, Mr. Guarascio — 5,047, Mr. Kerr — 4,187, Mr. Kittelberger — 14,988, Mr. Nogales — 7,745, and Mr. Post — 7,906. We provide complete beneficial ownership information of Arbitron stock for each of our directors in this proxy statement under the heading, "— Stock Ownership Information — Stock Ownership of Arbitron's Directors and Executive Officers."

(4) Please refer to note 15 of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K for a discussion of the assumptions related to the calculation of such value. On May 27, 2009, each continuing director received an annual grant of options to purchase 15,719 shares of our common stock. These options have an exercise price equal to $20.52 per share, are fully vested on the date of grant, and become exercisable six months after the date of grant. Pursuant to the terms of our Non-employee Director Incentive Program, during 2009 directors could elect to receive stock options in lieu of annual cash board retainer fees, committee chair fees, and board and committee meeting fees.

(5) As of December 31, 2009, the aggregate number of unexercised options (vested and unvested) held by each person who served as a director during 2009 was as follows: Ms. Archambeau — 55,756, Mr. Devonshire — 38,324, Mr. Guarascio — 81,710, Mr. Kerr — 38,324, Mr. Kittelberger — 91,690, Mr. Nogales — 97,215, and Mr. Post — 109,792. We provide complete beneficial ownership information of Arbitron stock for each of our directors in this proxy statement under the heading, "— Stock Ownership Information — Stock Ownership of Arbitron's Directors and Executive Officers."

(6) Amounts reported in this column represent dividend equivalent units received in respect of DSUs held by each person who served as a director during 2009. In 2009, Ms. Archambeau received approximately 40 dividend equivalent units, Mr. Guarascio received approximately 113 dividend equivalent units, Mr. Kerr received approximately 58 dividend equivalent units, Mr. Kittelberger received approximately 284 dividend equivalent units, Mr. Nogales received approximately 128 dividend equivalent units, and Mr. Post received approximately 130 dividend equivalent units.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Officers

Information concerning the persons who currently serve as our executive officers is provided below. Each of the named persons has been elected to the office indicated opposite the person's name. The executive officers serve at the discretion of the Board of Directors. Officers generally are elected at the annual meeting of directors held immediately following the annual meeting of stockholders. The Board of Directors may elect additional executive officers from time to time.

William T. Kerr, age 68, President and Chief Executive Officer since January 2010

- Director of Arbitron since May 2007
- Chairman of the Board of Directors of Meredith Corporation, a New York Stock Exchange listed diversified media company that publishes magazines and special interest publications and also owns and operates local television stations, from July 2006 to February 2010, and a member of the Meredith Corporation Board of Directors from 1994 to February 2010
- Chairman and Chief Executive Officer of Meredith Corporation from January 1996 until June 2006

Sean R. Creamer, age 45, Executive Vice President of Finance and Planning and Chief Financial Officer since November 2005

- Senior Vice President and Chief Financial Officer of Laureate Education, Inc. (formerly Sylvan Learning Systems, Inc.), a then NASDAQ listed company focused on providing higher education through a global network of accredited campus-based and online universities, from April 2001 to September 2005

Timothy T. Smith, age 46, Executive Vice President and Chief Legal Officer, Legal and Business Affairs and Secretary since August 2006

- Senior Vice President, General Counsel and Corporate Secretary of Manugistics, Inc., a NASDAQ listed software company, from January 2000 to July 2006

Alton L. Adams, age 52, Executive Vice President, Chief Marketing Officer since March 2009

- Managing Partner, Marketing Transformation, Accenture Ltd., a New York Stock Exchange listed management consulting, technology services, and outsourcing company, from June 2003 to March 2009
- President, Experian Database Solutions, Experian plc, an information services company, from May 2001 to June 2003
- President and Chief Executive Officer, Mindbranch, Inc., May 2000 to September 2001

Robert F. Henrick, Ph.D, age 54, Executive Vice President, Customer Solutions since March 2009

- Program Manager, Johns Hopkins University Applied Physics Laboratory, overseeing National Security Intelligence, Surveillance and Reconnaissance, and Command, Control and Communication applications from February 2003 to March 2009
- Vice President, Product Management and Marketing, Xebeo Communications, a privately held company, from February 2002 to February 2003
- Senior Partner, Ogilvy & Mather, an international advertising, marketing, and public relations agency from 2000 to 2001

Scott Henry, age 48, Executive Vice President and Chief Information Officer since February 2005

- Regional Vice President of Delivery Operations of E5 Systems, a privately held IT services company, from July 2003 to January 2005
- Chief Customer Officer of Vitria Technology, Inc., a NASDAQ listed provider of business process integration solutions, from October 2001 to April 2003

Steven M. Smith, 49, Executive Vice President, Service Operations, since August 2008

- Senior Pilot/Pilot Instructor for Executive Express Aviation, a privately held company, from January 2007 to August 2008
- Chief Operating Officer for Flexi-Mat Corp., a privately held producer, importer and marketer of pet beds, from June 2006 to January 2007
- Executive Vice President, North American Operations for Information Resources, Inc., a privately held provider of market information solutions and services, from April 2002 to June 2006

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this section, we discuss certain aspects of our compensation program as it pertains to our principal executive officer ("CEO"), our principal financial officer ("CFO") and our three other most highly compensated executive officers in 2009. Because two persons served as CEO during 2009, we refer to these six persons throughout this proxy statement as the named executive officers or "NEOs." Our discussion focuses on compensation and practices relating to 2009, our most recently completed fiscal year.

Our named executive officers for 2009 were: Stephen B. Morris, our former President and CEO; Michael P. Skarzysnki, our former President and CEO; Sean R. Creamer, our Executive Vice President, Finance and Planning and Chief Financial Officer; Alton L. Adams, our Executive Vice President, Chief Marketing Officer; Timothy T. Smith, our Executive Vice President, Chief Legal Officer, Legal and Business Affairs and Secretary; and Robert F. Henrick, our Executive Vice President, Customer Solutions. On January 12, 2009, Mr. Morris resigned as President and CEO, and Mr. Skarzynski was appointed President and CEO. On January 11, 2010, Mr. Skarzynski resigned as President and CEO.

We believe that the performance of the NEOs and other executive officers has the potential to impact both our short- and long-term profitability. Therefore, our Compensation and Human Resources Committee (referred to as the "Committee" in the remainder of this section) and management place considerable importance on the design and administration of our executive compensation program.

Objectives

Our executive compensation program is designed to attract, motivate and retain high-quality executives by providing total compensation that is performance-based and competitive in the various labor markets and industries where we compete for talent. We provide incentives to advance the interests of our stockholders and deliver levels of compensation that are commensurate with performance. Overall, we design our executive compensation program to:

- support our corporate strategy and business plan by clearly communicating what is expected of executives with respect to goals and results and by rewarding achievement;
- recruit and retain the best-qualified executive talent; and
- create a strong performance alignment with the interests of stockholders, while mitigating the incentive for excessive risk taking.

These objectives are designed to support and promote our key strategic business objectives of growing our radio audience measurement business and expanding our information services to a broader range of media, including broadcast television, cable, out-of-home media, satellite radio and television, Internet broadcasts, and mobile media.

Components

We seek to achieve the objectives of our compensation program through the following five key compensation elements:

- annual cash (i.e., base salary);
- annual performance-based, non-equity incentive plan payments;
- periodic grants of long-term, equity-based compensation, such as stock options and/or restricted stock units, which have been subject to time-based vesting requirements;
- benefit programs (e.g., health and welfare and retirement); and
- executive retention and employment agreements.

In making decisions with respect to any component of an NEO's compensation, we consider the total compensation that may be awarded to the NEO, including the foregoing as well as post-termination compensation. Our goal is to award total compensation that is reasonable when all elements of potential compensation are considered.

Setting 2009 Executive Compensation

When making decisions with respect to each component of compensation, the Committee considers the competitive market when recruiting new executives and also looks at the compensation of our CEO and the other NEOs relative to the compensation paid to similarly-situated executives at companies that we consider to be our peers. We believe, however, that a comparison to peer group compensation information should be one reference point for consideration, but not the determinative factor for setting our executives' compensation. The purpose of the comparison is to augment and not to supplant the analyses of the relative pay among our NEOs and individual performance that we consider when making compensation decisions.

We refer to the current group of 17 similarly-sized media, market-research, and information-based business services companies considered by the Committee in 2009, collectively, as our "Compensation Peer Group." With the assistance of its compensation consultant, the Committee reviews the composition of the Compensation Peer Group annually to ensure that such comparison companies are relevant and appropriate.

The Committee selected the Compensation Peer Group companies for 2009 based primarily on the following criteria:

- U.S.-based public companies in Global Industry Classification System (GICS) Industry Code 254010 (Media) with similar business economics and pay models to Arbitron;
- Include market research, advertising, and marketing companies;
- Exclude broadcasting, satellite radio, content, print publishing, movie and entertainment companies, and communication-service providers (e.g., broadband and telephone);
- Other market-research and information-based business-service companies from general industry with similar business economics and pay models to Arbitron;
- Company revenue or market capitalization of approximately one-third to three times Arbitron:
    - Revenue range between $100 million to $1.1 billion or market-capitalization value between $100 million to $1.1 billion.

Our 2009 Compensation Peer Group consisted of the following companies:

ACXIOM Corporation	comScore, Inc.
CoStar Group, Inc.	Factset Research System, Inc.
Fair Isaac Corporation	First Advantage Corporation
Forrester Research, Inc.	Gartner, Inc.
Harris Interactive Inc.	Harte-Hanks, Inc.
infoGROUP Inc.	Interactive Data Corporation
inVentive Health, Inc.	Morningstar, Inc.
Omniture, Inc.	The Corporate Executive Board Company
TiVO Inc.	

The 2009 Compensation Peer Group consists of 14 companies that were included in the prior year peer group. Catalina Marketing Corporation and TeleTech Holdings, Inc. were not included in the 2009 Compensation Peer Group due to changes in business model and/or company size. comScore, Inc., First Advantage Corporation and Harris Interactive Inc. were added to the 2009 Compensation Peer Group. The Company's revenues and market cap were between the 25th percentile and median of the Compensation Peer Group companies as of January 2009.

Because comparative compensation information is just one of several analytic tools that the Committee uses in setting executive compensation, the Committee has discretion in determining the nature and extent of its use. Further, given the limitations associated with comparative pay information for setting individual executive compensation, the Committee may elect to not use the comparative compensation information at all in the course of making individual compensation decisions. Other factors considered when making individual executive compensation decisions are the individual's contribution and performance, reporting structure, relative pay among executives, complexity, impact on financial results, importance of role and responsibilities, leadership, professional growth potential, and, for new hires, compensation at the prior employer. The Committee makes all executive compensation decisions after input from the CEO (except with regard to his own compensation) and review with the Committee's independent consultant.

In 2009, the Committee was more market-focused than it had been in prior years as a result of CEO succession and the competitive recruitment of three new executive officers. The Committee's independent compensation consultant, Frederic W. Cook & Co., Inc., conducted a market study. The Committee considered the CEO succession and restructuring of the executive staff in determining compensation as well as peer group comparative data and generally targeted aggregate compensation for the executive team to be in a range between the median and the 75th percentile of the compensation peer group in order to facilitate recruitment and retention of executives during the restructuring period.

Base Salary

The purpose of base salary is to reflect job responsibility, experience, value to the Company and individual performance. During 2009, the minimum salary for Messrs. Morris and Skarzynski were specified in their respective employment agreements, which we designed to be competitive with the marketplace when executed. The Committee determines the salaries for our other NEOs based on the following:

- the nature and responsibility of the position and, to the extent available, salaries for persons in comparable positions at comparable companies;
- the expertise, performance, and promotability of the individual executive;
- the competitiveness of the market for the executive's services; and
- the recommendations of the CEO.

We compete with many larger companies for top executive talent. As such, we periodically consider the base salary component relative to our Compensation Peer Group in an attempt to ensure it is competitive with the market for such executive talent. However, recruiting, retaining, and recognizing performance of specific executives may result in some variation from this market review. Salaries are generally reviewed annually.

Base salary is the foundation of our executive compensation program and is designed to compensate executives for services rendered during the year. In setting base salaries, the Committee considers the importance of linking a high proportion of executive officers' compensation to performance in the form of the annual non-equity incentive plan payment, which is tied to both Company performance measures and individual performance as well as long-term stock-based compensation, the grant value of which is tied to Company stock price performance and performance compared to the Compensation Peer Group, and which vests subject to continued employment.

2009 Non-equity Incentive Plan Compensation

Our compensation program provides for annual cash incentive awards that are based on Company performance and adjusted by the Committee for individual contributions. Our objective is to compensate executives based on the achievement of specific goals that we intend to correlate closely with growth of long-term stockholder value.

We design our annual non-equity incentive plan to reward executives for achieving corporate goals and provide significant upside for exceeding such goals. Early in the fiscal year, the Committee, working with our CEO, CFO, and the Committee's independent consultant, sets overall performance goals for the Company. The annual non-equity incentive plan compensation for which our executives other than the CEO are eligible is equal to between 45% and 55% of salary at the "target" performance level for full achievement of the performance goals, and up to two times "target" for superior performance. The Committee has discretion to grant non-equity incentive payments in excess of the "superior" level of performance in order to reward actual performance that exceeds the "superior" level. If performance goals do not meet the "threshold" level of performance, no compensation will be awarded for the specific performance category; however, if performance goals are achieved at threshold levels, but not at target levels, the Committee has discretion to award non-equity incentive compensation in an amount between 50% of the target level and the target level, based on the Committee's assessment of the value of the relevant performance. During 2009, pursuant to the terms of his Executive Transition Agreement, Mr. Morris was eligible to receive a non-equity incentive payment equal to 75% of his Blended Base Salary. As a result of our CEO transition in January 2009, the Blended Base Salary for Mr. Morris was an amount equal to one month of base salary as CEO and 11 months of base salary as a consultant to the Board. In consideration of his assistance in the CEO transition as well as the Company's overall performance against corporate objectives, the Compensation Committee awarded Mr. Morris a 2009 non-equity incentive payment of approximately $122,000, representing approximately 90 percent of his target payment.

During 2009, we determined that overall corporate financial targets as well as continuous improvement of our electronic and Diary-based radio ratings services, including without limitation continued execution of our PPM commercialization program, represented high priorities for the year. Because these priorities required our executives to focus collaboratively on overall corporate initiatives, we determined that 2009 annual non-equity incentive payments for all NEOs should be based entirely on the achievement of corporate goals, subject to the Committee's discretion to adjust payments upward or downward based on the individual performance of the executives.

The Committee established 2009 non-equity incentive plan performance goals to provide for an annual cash payment that is performance linked based upon our diluted earnings per share (weighted 40%), revenue growth rate (weighted 20%), our Portable People Meter radio ratings service commercialization and improvement program (weighted 20%), and our Diary-based radio ratings service improvement program (weighted 20%). We selected the two financial targets, earnings per share and revenue growth rate, in order to motivate executives to achieve the Company's overall financial objectives of profitable growth through prudent deployment of the Company's capital, promotion of growth of the business, and cost containment. We weighted these two financial targets, in the aggregate, at 60% of the total corporate goals to reflect the importance we place on the Company's financial performance. Between the two financial targets, earnings per share is emphasized in order to focus executives' attention on a financial measure that we believe aligns the interests of management with those of long-term stockholders and rewards management for creating value for such long-term stockholders. The ratings service commercialization and improvement programs were each weighted at 20%, given the importance of maintaining and enhancing these services in order to deliver the value proposition for our customers and, thereby, drive stockholder value.

The Committee ultimately exercises its discretion in assessing corporate performance under the plan. In evaluating performance, the Committee reviews performance against the goals utilizing a number of metrics and assigns a performance factor for each goal. If the Committee determines that actual performance for any goal fell below the threshold level, it assigns a performance factor of zero for that goal. While the Committee exercises its discretion in each case, there is a presumption with respect to each individual goal that performance (i) at the threshold level will result in a performance factor of .5, (ii) at the target level will result in a performance factor of 1.0, and (iii) performance at the superior level will result in a performance factor of 2.0. For performance either between threshold and target or between target and superior, the Committee uses its discretion to assign a performance factor generally utilizing the guidelines set forth above.

In determining the extent to which the financial performance or other goals are met or exceeded, the Committee exercises its business judgment whether to reflect or exclude the impact of extraordinary, unusual, or infrequently occurring events.

After determining a performance factor for each goal, the Committee multiplies the performance factor by the percentage weight it assigned to that goal for the year to determine an overall percentage assessment for corporate performance. This overall performance is then applied to each executive's non-equity incentive potential for the year.

Notwithstanding its overall assessments of corporate performance against the goals, the Committee also has positive and negative discretion to authorize a greater or lesser amount to the extent it determines appropriate and in the best interests of the Company and its stockholders based upon its evaluation of a combination of other quantitative and qualitative considerations, including individual executive performance, stock price, and achievement of fundamental organizational change, as determined by the Committee in exercise of its business judgment. See below for specific factors utilized by the Committee in exercising discretion.

The Committee also considered the recommendation of the CEO (for executive officers other than himself) in exercising its judgment. Following consideration of a variety of data regarding 2009 results, and following the guidelines set forth above, the Committee approved the following overall assessment of 2009 corporate performance:

Earnings Per Share (weighted 40%)

Threshold	$1.40
Target	$1.48
Superior	$1.55

For fiscal 2009, the Company reported 2009 diluted earnings per share of $1.58. However, in assessing 2009 performance, the Committee determined that it was appropriate and in the best interests of the Company's stockholders to disregard the impact on GAAP earnings per share of the following one-time events: a state income tax benefit, a pension settlement charge, and the partial reversal of an insurance receivable related to the Company's directors and officers insurance policy. The net effect of the Committee's determination resulted in an adjusted earnings per share assessment of $1.48. Accordingly, the Committee assessed 2009 corporate performance against the earnings per share goal at the Target level, and assigned a performance factor of 1.0 for the earnings per share goal.

Revenue (weighted 20%)

Threshold	6%
Target	8%
Superior	10%

For fiscal 2009, the Company reported revenue growth of 4.4%. The Committee assessed revenue growth of 4.4% as below Threshold. Accordingly, the Committee assigned a performance factor of 0 for the revenue goal.

PPM Commercialization and Improvement Program (weighted 20%)

- Maintain MRC accreditation in Houston-Galveston and Riverside-San Bernardino .... Threshold
- Achieve guidelines from Attorney General settlements in New York/New Jersey and Maryland
- Maintain MRC accreditation in Houston-Galveston and Riverside-San Bernardino .... Target
- Achieve guidelines from Attorney General settlements in New York/New Jersey and Maryland
- Obtain MRC accreditation in 2 additional PPM markets
- Maintain MRC accreditation in Houston-Galveston and Riverside-San Bernardino .... Superior
- Achieve guidelines from Attorney General settlements in New York/New Jersey and Maryland
- Obtain MRC accreditation in 4 additional PPM markets

The Committee determined that in 2009, the Company had maintained MRC accreditation in Houston-Galveston and Riverside-San Bernardino, had received MRC accreditation for Minneapolis-St. Paul, and had taken all reasonable measures to achieve the guidelines from the Attorney General settlements in New York/New Jersey and Maryland. Accordingly, the Committee determined that performance was below Target, but was between Threshold and Target. As a result, the Committee assigned a performance factor of .85 for the PPM Commercialization and Improvement Program goal.

Diary Market Improvement Program (weighted 20%)

- Maintain MRC accreditation in Diary markets .... Threshold
- Achieve average of 10% cell-phone-only household sampling
- Meet 100% of customer commitments for additional improvements
- Maintain MRC accreditation in Diary markets .... Target
- Achieve average of 10% cell-phone-only household sampling
- Meet 110% of customer commitments for additional improvements
- Maintain MRC accreditation in Diary markets .... Superior
- Achieve average of 10% cell-phone-only household sampling
- Meet 120% of customer commitments for additional improvements

The Committee determined that in 2009, the Company had maintained MRC accreditation for its Diary service and had achieved an average of 10% cell-phone-only household sampling across all markets. The Company successfully accelerated the planned introduction of cell-phone-only household sampling from Fall 2009 to Spring 2009 for 101 markets. Accordingly, the Committee determined that performance was between Target and Superior. The Committee assigned a performance factor of 1.65 for the Diary Market Improvement Program goal.

Corporate Performance	Assessment	Performance Factor	X Weight =	Overall Assessment
EPS	Target	1	40	40.0
Revenue Growth	Below Threshold	0	20	0.0
PPM Commercialization and Improvement Program	Between Threshold and Target	.85	20	17.0
Diary Market Improvement Program	Target	1.65	20	33.0
Total				90.0

In consideration of the foregoing assessments, the Committee approved an overall corporate assessment of 90.0% of target for the 2009 Non-Equity Incentive Plan. Following this overall assessment, and in view of individual executive performance during 2009, the Committee further exercised its discretion and directed the

Company to adjust Mr. Creamer's non-equity incentive payment upward in consideration of his individual performance during a difficult period for the Company as well as his expanded responsibilities and adjust Mr. Smith's non-equity incentive payment above superior in consideration of outstanding individual performance with regard to a number of extraordinary legal matters during the year as well as his expanded responsibilities. Because Messrs. Adams and Henrick joined the Company during 2009, their non-equity incentive payments were prorated for the number of months worked during the year. The Committee further delegated authority to the CEO to adjust the non-equity incentive payments of other non-NEO employees, as he deemed appropriate and in furtherance of the Committee's findings on corporate performance. As a result of these determinations, the Company awarded 2009 non-equity incentive plan payments in the amounts set forth in the Summary Compensation Table.

2010 Non-equity Incentive Plan

On March 4, 2010, the Committee approved a non-equity incentive plan for the Company's executive officers for 2010, which would be payable in early 2011 (the "2010 Incentive Plan").

The 2010 Incentive Plan provides for an annual cash payment that is linked to performance based upon the Company's earnings per share (weighted 50%), Portable People Meter commercialization and improvement program (weighted 20%), Diary market improvement program (weighted 10%), cross-platform services strategic plan execution (weighted at 10%), and completion of a comprehensive corporate strategic assessment (weighted at 10%). The 2010 Incentive Plan provides for a target cash payment for each executive officer, expressed as a percentage of base salary. The target 2010 Incentive Plan payment for Mr. Kerr, is equal to 100% of his base salary pursuant to his Executive Employment Agreement. The target 2010 Incentive Plan payments for other executive officers range from 50-60% of base salary to incent executives who are being asked to assume increased leadership responsibilities.

The Committee has discretion to authorize a greater or lesser amount in the event the 2010 goals are exceeded or are not met. The Committee also has discretion to award additional amounts based upon its evaluation of a combination of other quantitative and qualitative considerations, as determined by the Committee.

2009 Long-term Incentive Equity

The long-term incentive program provides a periodic award (typically annual) that is based on competitive grant guidelines and adjusted for individual contributions. The objectives of this program are to align compensation for NEOs over a multiyear period with the interests of stockholders by motivating and rewarding creation and preservation of long-term stockholder value. The level of long-term incentive compensation for each NEO is determined based on an evaluation of competitive factors in conjunction with total compensation provided to NEOs and the other goals of the compensation program described above. Committee meetings, at which grants are determined, are normally scheduled well in advance and are not scheduled with regards to announcements of material information regarding the Company.

On May 20, 2009, the Committee approved grants of options and restricted stock units to executive officers, including the NEOs, as set forth in "— 2009 Grants of Plan-Based Awards" below. The Company awarded Messrs. Creamer and Smith retention grants in recognition of their past management efforts and to provide a continued incentive for them to remain with the Company and to promote the success of the Company's business. The Company awarded Messrs. Adams and Henrick inducement awards to provide a material inducement for them to join the Company and to promote the success of the Company's business. The Committee approved awards to Mr. Skarzynski pursuant to his employment agreement, all of which were forfeited upon his resignation.

The Company granted to NEOs a mix of stock option awards and restricted stock units. These two vehicles reward stockholder value creation in different ways. Stock options (which have exercise prices equal to the fair market value of the common stock on the date of grant) reward executives only if the stock price increases. Restricted stock is impacted by all stock price changes and, therefore, the value to NEOs is affected by both increases and decreases in stock price. The grants to NEOs, other than to Messrs. Morris,

Skarzynski, Creamer, and Smith, were one-quarter in value of restricted stock units and three-quarters in value of stock options. Mr. Skarzynski received one-half in value of restricted stock units and one-half in value of stock options. Mr. Morris received his grant entirely in deferred stock units, which vested in full on December 31, 2009. Messrs. Creamer and Smith received three-quarters in value of restricted stock units and one-quarter in value of stock options. This mix of grant types was determined by the Committee to most effectively balance risk and reward for future stockholder value creation with ownership and retention objectives of the executive compensation program.

Restricted stock units granted to NEOs, except for Mr. Morris's 2009 grant, vest in equal annual installments over the first four anniversaries of the grant date, based on continued employment. Except as provided in an Executive Retention Agreement or individual employment agreement, all unvested restricted stock units are forfeitable upon termination of employment. See "Potential Payments Upon Change in Control — Executive Retention Agreements" and "Potential Payment Upon Change in Control — Employment Agreement" below for more information regarding these Executive Retention Agreements and individual employment agreements. The restricted stock units do not provide voting or dividend rights until the units are vested and converted into common stock. Stock option grants to named executive officers vest ratably over three years, beginning on the first anniversary of the date of grant and have a term of 10 years.

In determining long-term incentive grants, the Committee considers other components of compensation paid by the Company, any contractual requirements, individual performance, market data on total compensation packages, the retentive effect of long-term incentive grants, recommendations of the Committee's compensation consultant regarding the value of long-term incentive grants at targeted companies within the Compensation Peer Group, total stockholder return, share usage and stockholder dilution and, except in the case of the award to the CEO, the recommendations of the CEO.

2010 Long-Term Incentive Plan

On March 4, 2010, the Committee established the performance objectives and other terms of the Company's 2010 Long-Term Incentive Plan (the "2010 LTI Plan") for officers and other eligible employees of the Company. The targeted opportunity for the Company's executive officers is divided into the following three components, with each component representing approximately 33% of the total opportunity: (i) non-qualified stock options, (ii) performance-based restricted stock units, and (iii) performance cash awards. Performance-based cash awards were added to the compensation program for 2010 to focus executive officers on the achievement of longer-term financial objectives, which are designed to increase stockholder value. The target 2010 LTI Plan opportunity for executive officers ranges from 50% of 2010 base salary to 187.5% of 2010 base salary.

The number of non-qualified stock options will be based on the value of each option determined using the Company's standard Black-Scholes valuation model. The exercise price of each stock option will be equal to the closing price of the Company's common stock on the grant date and the options will vest ratably in three equal portions beginning on the first anniversary of the grant date.

The restricted stock units require a one year performance period. The restricted stock units will expire without vesting if the one-year performance goal is not satisfied by the first anniversary of the date of grant. If the performance goal is met, the grant will become vested as to one-fourth of the RSUs on each of the four one-year anniversaries of the date of grant, provided that the recipient remains an employee or service provider to the Company through those dates. The performance goal requires return on invested capital (as defined in the 2010 LTI Plan) to exceed the Company's weighted average cost of capital (as defined in the 2010 LTI Plan).

The performance cash award will be based on the Company's achievement of cumulative earnings per share objectives over a three year performance period, and the amount of the performance cash award may range from 0% to 150% based on the achievement of specified results.

The non-qualified stock options, restricted stock units, and performance cash awards will be made pursuant to the Company's 2008 Equity Incentive Plan.

Benefits and Perquisites

We reimburse or pay executive officers for the cost of an annual physical examination. We also offer a supplemental long-term disability program for executives, which provides for an additional 10 percent coverage over that which eligible full-time employees receive. With these limited exceptions, our NEOs are provided with benefits and perquisites that are substantially the same as those offered to other employees of the Company.

Post-Termination Compensation

Retirement Plans

Mr. Morris participates in a defined benefit pension plan and a supplemental retirement plan, the Arbitron Benefit Equalization Plan ("BEP"), and Mr. Morris is the sole participant in the Supplemental Executive Retirement Plan ("SERP"). The amounts payable under such retirement plans to Mr. Morris are determined by the plans' benefit formulas, which we describe in the section "Pension Benefits Table" below. The amount of benefits varies based upon the plan, the executive's years of service with us and the executive's compensation.

We offer a qualified 401(k) Plan to provide our employees tax-advantaged savings vehicles. We make matching contributions to the 401(k) Plan to encourage employees to save money for their retirement. This plan and our contributions to it enhance the range of benefits we offer to executives, encourage retirement savings in a cost and tax-efficient way, and further our ability to attract and retain employees.

Under the terms of the 401(k) Plan, employees may defer from 1% to 17% of their eligible earnings, and we make a matching contribution of 50% of before-tax employee contributions up to a maximum of 3% or 6% of eligible employee earnings. We may also make an additional discretionary matching contribution of 0% to 30% of before-tax employee contributions up to a maximum of 3% or 6% of eligible employee earnings (depending on the Company's profitability). The 3% maximums referred to in the previous sentences relate to employees who are pension participants and the 6% maximums relate to employees who are not pension participants.

Our matching contributions to the 401(k) Plan for each NEO are set forth in the Summary Compensation Table below. See also "Summary of Cash and Certain Other compensation and Other Payments to the NEOs — 2009 Nonqualified Deferred Compensation — 401(k) Plan."

Potential Payments Upon Termination or Change in Control

See "Potential Payments Upon Termination or Change in Control" below for a discussion of potential payments to be made under each contract, agreement, plan or arrangement that provides for payments to a NEO at, following, or in connection with any termination of employment including by resignation, retirement, disability or a constructive termination of a NEO, or our change in control or a change in the NEO's responsibilities.

Retention and Employment Agreements

Executive Retention Agreements

In August 2008, we entered into Executive Retention Agreements with certain members of our senior executive management, including each of Mr. Creamer and Mr. Smith, that provide for severance payments under some circumstances, including termination without cause or resignation as a result of position diminishment and provide for enhanced severance following a change in control, and for accelerated vesting with respect to stock options and restricted stock grants upon a termination during a specified period following a change in control. These agreements, which were amended in April 2009 to eliminate provisions that would have provided for enhanced severance upon a termination following a leadership change, have a fixed five-year term and replace prior executive retention agreements, which otherwise would have remained in place indefinitely. We entered into the Executive Retention Agreements because we do not want our executives distracted by a rumored or actual change in control of the Company. Further, if a change in control should occur, we want our executives to be focused on the business of the organization and the interests of stockholders. In addition, we believe it is important that our executives should react neutrally to a potential change in control and not be influenced by personal financial concerns. We believe our Retention Agreements assist us in retaining our executive talent. The material terms of the Executive Retention Agreements are discussed in the section "Potential Payments Upon Termination or Change in Control — Executive Retention Agreements" below.

Executive Employment Agreements

We have entered into Executive Employment Agreements with Messrs. Adams and Henrick. We had also entered into an Executive Employment Agreement with Mr. Skarzyski, which was superseded by the Settlement Agreement and General Release we entered into with him. The Executive Employment Agreements generally provide for salary and incentive compensation as well as an initial equity grant based on the executive officer and his experience. The Executive Employment Agreements provide for benefits consistent with what we provide to executives in accordance with our policies. Additionally, the Executive Employment Agreements contain non-competition provisions during the term of employment and for the longest of: (i) 12 months following termination for by us for Cause, (ii) 18 months following termination by us without Cause or following a resignation for Position Diminishment, and (iii) 24 months following termination by us without Cause or a resignation as a result of Position Diminishment within 12 months after a Change in Control. The Executive Employment Agreements also contain non-recruitment provisions for the term of employment and 12 months thereafter and non-disparagement provisions. Material terms of the Executive Employment Agreements for Messrs. Adams, Henrick, and Skarznski regarding termination or change in control are discussed in the section "Potential Payments Upon Termination or Change in Control — Adams Executive Employment Agreement," "Potential Payments Upon Termination or Change in Control — Henrick Executive Employment Agreement," and "Potential Payments Upon Termination or Change in Control — Skarzynski Executive Employment Agreement" below.

2010 Developments

Effective January 11, 2010, Mr. Skarzynski resigned from his position as our President and Chief Executive Officer. Also, effective January 11, 2010, the Board appointed Mr. Kerr as our President and Chief Executive Officer. See below for a discussion of the material terms of Mr. Skarzynski's Settlement Agreement and General Release.

Skarzynski Settlement Agreement and General Release

On January 11, 2010 and in connection with Mr. Skarzynski's resignation, we entered into a Settlement Agreement and General Release (the "Skarzynski Agreement") with Mr. Skarzynski. The material terms of the Skarzynski Agreement are as follows:

- The Company paid Mr. Skarzynski a total of $750,000 in cash less applicable taxes.
- If Mr. Skarzynski and/or his eligible dependents become eligible for COBRA coverage under the Company's group health plans, the Company will pay the cost of COBRA coverage until the earlier of: (i) December 31, 2010 or (ii) none of Mr. Skarzynski and/or his eligible dependents are eligible for COBRA coverage.
- The Company will not seek reimbursement from Mr. Skarzynski of approximately $125,000 in relocation monies that would otherwise have been due to be repaid by Mr. Skarzynski pursuant to the terms of Mr. Skarzynski's Executive Employment Agreement.
- The Company will indemnify Mr. Skarzynski for reasonable attorneys' fees and costs incurred through the effective date of the Agreement in connection with matters that culminated with his resignation in an amount not to exceed $100,000.

- The Company will continue to cover Mr. Skarzynski under its Directors and Officers insurance policies for actions/inactions taken in his capacity as an officer and director of the Company during the term of his employment.

The non-competition, non-recruitment and non-disparagement provisions set forth in Mr. Skarzynski's Executive Employment Agreement will survive his resignation, and Mr. Skarzynski has agreed to continue to abide by those provisions.

As a result of his resignation, the equity awards made to Mr. Skarzynski on January 13, 2009 pursuant to his Executive Employment Agreement were forfeited.

Stock Ownership Guidelines

During 2004, the Nominating and Corporate Governance Committee recommended and the Board established stock ownership requirements for our executive officers. In August 2009, the Nominating and Corporate Governance Committee revised the stock ownership guidelines to include a market volatility provision in the event there is a significant decline in our stock price that causes a director's or executive officer's holdings to fall below the applicable threshold. If there is a significant decline, the director or executive officer will not be required to purchase additional shares to meet the applicable threshold, but such director or executive officer will not be able to sell or transfer any shares until the applicable threshold has again been achieved. These officers are expected, over time, to acquire and hold Company stock (including restricted stock units) equal in value to at least the following:

- CEO — three times annual salary;
- CFO — two times annual salary; and
- Other executive officers — one time annual salary.

These guidelines are expected to be achieved within three years of becoming an executive officer, and include owned shares of common stock, restricted shares, and restricted stock units or DSUs that only can be settled in common stock. However, no outstanding unexercised stock options are taken into account for purposes of satisfying these guidelines. The purpose of stock ownership requirements is to more closely align our key executives' interests with our stockholders. As of April 1, 2010, all NEOs who had been in their positions for more than three years had either satisfied or exceeded the applicable stock ownership guidelines.

Role of Management

The role of our management in executive compensation is to provide reviews and recommendations for the Committee's consideration, and to manage our executive compensation programs, policies, and governance. Direct responsibilities include the following:

- Providing an ongoing review of the effectiveness of the compensation programs, including competitiveness and alignment with our objectives;
- Providing an assessment of our performance relative to corporate, business unit, and individual performance targets;
- Recommending changes, if necessary to ensure achievement of all program objectives; and
- Recommending pay levels, payout and/or awards for executive officers other than the CEO.

Compliance with Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), disallows any tax deductions for compensation exceeding $1 million and paid in a taxable year to any NEO other than the CFO, all of whom are "covered employees" under Section 162(m). However, certain performance-based compensation, determined under pre-established objective performance goals, can be deducted even in excess of the $1 million limit. The Committee considers the potential impact of Section 162(m) as one factor to be taken into account in setting total compensation and its component elements. However, the Committee believes that it must retain flexibility, in observing its overall compensation philosophy and objectives, to structure total compensation to include components, such as service-vesting restricted stock units, that would not be treated as performance-based compensation under the Section, both in order to attract and retain top talent and to appropriately gauge the performance of executives. Achieving the desired flexibility in the design and delivery of total compensation, therefore, may result in some compensation not being deductible for federal income tax purposes. In this regard, we estimate that approximately $10,000 of Mr. Skarzynski's compensation in 2009 was not deductible for federal income tax purposes.

REPORT OF THE COMPENSATION AND HUMAN RESOURCES COMMITTEE

The Compensation and Human Resources Committee reviewed and discussed the Compensation Discussion and Analysis included in this Proxy Statement with management. Based on such review and discussion, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

Submitted by the Compensation and
Human Resources Committee of the
Board of Directors

Larry E. Kittelberger, Chair
Philip Guarascio
Luis G. Nogales

Summary of Cash and Certain Other Compensation and Other Payments to the NEOs

2009 Summary Compensation Table

The following table provides information concerning the compensation of our NEOs for our most recently completed fiscal year.

In the column "Salary," we disclose the amount of base salary paid to the NEO during the fiscal year.

In the columns "Stock Awards" and "Option Awards," SEC regulations require us to disclose the aggregate grant date fair value of the awards granted during the fiscal year computed in accordance with FASB ASC Topic 718.

In the column "Change in Pension Value and Nonqualified Deferred Compensation Earnings," we disclose the sum of the dollar value of (1) the aggregate change in the actuarial present value of the NEO's accumulated benefit under all defined benefit and actuarial pension plans (including supplemental plans) in 2009; and (2) any above-market or preferential earnings on nonqualified deferred compensation, including on nonqualified defined contribution plans.

In the column "All other compensation," we disclose the sum of the dollar value of:

- perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000;
- profit sharing;
- all "gross-ups" or other amounts reimbursed during the fiscal year for the payment of taxes; and
- our contributions to vested and unvested defined contribution plans.

2009 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(2)	Total ($)
Stephen B. Morris*	2009	214,229	894,421(4)	—	121,796	254,619	33,509	1,518,575
Formerly Chairman and	2008	679,016	1,823,584	—	542,084	561,937	21,404	3,628,024
President and Chief	2007	645,766	1,997,651	—	189,805	389,921	9,921	3,233,064
Executive Officer								
Michael P. Skarzynski**	2009	480,769	1,249,993	1,254,987	—	—	267,465	3,253,214
Formerly President and Chief Executive Officer and Director								
Sean R. Creamer	2009	416,880	1,499,999	500,110	398,713	—	14,317	2,830,019
Executive Vice	2008	400,846	439,993	439,848	334,592	—	15,534	1,630,813
President and Chief	2007	399,461	630,049	—	75,566	—	10,427	1,115,503
Financial Officer								
Alton L. Adams***	2009	305,468	399,997	1,200,257	135,000	—	121,967	2,162,689
Executive Vice President and Chief Marketing Officer								
Timothy T. Smith****	2009	325,728	900,004	300,066	327,034	—	11,631	1,864,462
Executive Vice President and	2008	313,200	220,500	332,780	349,971	—	8,205	1,224,655
Chief Legal Officer, Legal and Business Affairs								
Robert F. Henrick***	2009	281,250	325,005	975,209	126,563	—	7,912	1,715,940
Executive Vice President, Customer Solutions								

* Mr. Morris resigned as President and Chief Executive Officer effective January 12, 2009.

** Mr. Skarzynski resigned as President and Chief Executive Officer effective January 11, 2010. The information in the table is provided in accordance with the Securities and Exchange Condition rules and regulations. However, in connection with Mr. Skarzynski's resignation, he forfeited all stock and option awards.

*** Messrs. Adams and Henrick joined the Company in 2009.

**** Mr. Smith was not a Named Executive Officer of the Company during 2007.

(1) Please refer to note 15 of the notes to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of the assumptions related to the calculation of such value.

(2) The amounts shown as all other compensation for 2009 consist of the following:

	401(k) Match ($)	Physical Examination ($)	Long-Term Disability Supplemental Coverage ($)	Retirement Gift and Related Gross-Up ($)	Relocation Expense ($)	Financial and Tax Planning ($)	Total ($)
Stephen B. Morris	5,331	10,942	4,519	12,717*	—	—	33,509
Michael P. Skarzynski	—	5,042	2,423	—	250,000	10,000	267,465
Sean R. Creamer	9,821	1,756	2,740	—	—	—	14,317
Alton L. Adams	—	2,205	2,351	—	117,411	—	121,967
Timothy T. Smith	9,423	—	2,208	—	—	—	11,631
Robert F. Henrick	5,913	—	1,999	—	—	—	7,912

* The related gross-up amount is $4,318 of the $12,717.

(3) In 2008, the Company moved its pension accounting disclosure to December 31.

(4) This amount for Mr. Morris includes the fair value of dividend equivalent units received during 2009.

2009 Grants of Plan-Based Awards

The following table sets forth certain information concerning plan-based awards granted to the named executive officers during 2009. No options were re-priced or materially modified during the fiscal year.

In this table, we provide information concerning each grant of an award made to a NEO in the most recently completed fiscal year under any plan. In the "All Other Stock Awards: Number of shares of Stock or Units" column, we report the number of restricted stock units granted in the fiscal year. In the "Grant Date Fair Value of Stock and Option Awards" column, we report the aggregate grant date fair value of all awards made in 2009. In all cases, the grant date fair value was equal to the closing market price of our common stock on the grant date, which was the date on which the Compensation and Human Resources Committee approved the grant, which price we report in the sixth column.

2009 Grants of Plan-Based Awards

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards					All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards; Number of Securities Underlying Options (#)	Grant Date Fair Value of Stock and Option Awards ($)	Closing Market Price on Date of Grant ($)
Name	Threshold ($)(6)	Target ($)(6)	Maximum ($)(6)	Grant Date	Award Type				
Stephen B. Morris	—	160,671	—	5/20/09	Restricted Stock Units (1)	43,333	—	879,227	20.29
Michael P. Skarzynski(7)	250,000	500,000	1,000,000	1/13/09	Restricted Stock Units(2)	81,539	—	1,249,993	15.33
				1/13/09	Stock Options(3)	—	324,504	1,254,987	15.33
Sean R. Creamer	110,396	220,792	441,584	5/20/09	Restricted Stock Units(4)	73,928	—	1,499,999	20.29
				5/20/09	Stock Options(5)	—	82,645	500,110	20.29
Alton L. Adams	100,000	200,000	600,000	5/20/09	Restricted Stock Units(4)	19,714	—	399,997	20.29
				5/20/09	Stock Options(5)	—	198,347	1,200,257	20.29
Timothy T. Smith	70,574	141,149	282,298	5/20/09	Restricted Stock Units(4)	44,357	—	900,004	20.29
				5/20/09	Stock Options(5)	—	49,587	300,066	20.29
Robert F. Henrick	93,750	187,500	562,500	5/20/09	Restricted Stock Units(4)	16,018	—	325,005	20.29
				5/20/09	Stock Options(5)	—	161,157	975,209	20.29

(1) Granted under the Arbitron 2008 Equity Compensation Plan. The restricted stock units granted to Mr. Morris vested on December 31, 2009.

(2) Granted under the Arbitron 1999 Stock Incentive Plan. The restricted stock units granted in 2009 to NEOs other than Mr. Morris vest in equal annual installments over four years beginning on the first anniversary of the date of grant, subject to continued employment (with limited exceptions for termination of employment due to death, disability and change in control).

(3) 30,489 stock options were granted under the Arbitron 1999 Stock Incentive Plan. The remaining 294,015 were granted under the 2008 Equity Incentive Plan. The stock options have a 10-year term and vest ratably over three years, subject to continued employment (with limited exceptions for termination of employment due to death, disability, and change in control).

(4) Granted under the Arbitron 2008 Equity Compensation Plan. The restricted stock units granted in 2009 to NEOs other than Mr. Morris vest in equal annual installments over four years beginning on the first anniversary of the date of grant, subject to continued employment (with limited exceptions for termination of employment due to death, disability and change in control).

(5) Granted under the 2008 Equity Incentive Plan. The stock options granted in 2009 to NEOs have a 10-year term and vest ratably over three years, subject to continued employment (with limited exceptions for termination of employment due to death, disability, and change in control).

(6) We report the amounts actually paid during 2009 in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, above. The Compensation Committee has discretion as to whether to adjust each executive officers award upwards or downwards based on individual performance.

(7) In connection with Mr. Skarzynski's resignation, he forfeited all restricted stock units and options.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options and stock that has not vested outstanding as of the end of our most recently completed fiscal year for each NEO. Each outstanding award is represented by a separate row, which indicates the number of securities underlying the award, including awards that have been transferred other than for value (if any).

For option awards, the table discloses the number of shares underlying both exercisable and unexercisable options, as well as the exercise price and the expiration date. For stock awards, the table provides the total number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested.

We computed the market value of stock awards by multiplying the closing market price of our stock at the end of the most recently completed fiscal year ($23.42) by the number of shares or units of stock.

Outstanding Equity Awards At Fiscal Year-End 2009

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Stephen B. Morris(2)	120,000	—	38.26	8/19/2014	—	—
	130,000	—	41.05	2/23/2015	—	—
Michael P. Skarzynski(6)	—	324,504	15.33	1/13/2019	—	—
					81,539(3)	1,909,643
Sean R. Creamer	20,000	—	40.90	09/15/2015	—	—
	15,000	—	38.88	03/01/2016	—	—
	13,049	26,097	41.96	03/03/2018	—	—
	—	82,645	20.29	5/20/2019	—	—
					92,125(4)	2,157,568
Alton L. Adams	—	198,347	20.29	5/20/2019	—	—
					19,714(5)	461,702
Timothy T. Smith	9,873	19,744	41.96	03/03/2018	—	—
	—	49,587	20.29	5/20/2019	—	—
					54,748(5)	1,282,198
Robert F. Henrick	—	161,157	20.29	5/20/2019	—	—
					16,018(5)	375,142

(1) Vesting dates of unvested option awards are as follows: Mr. Skarzynski — 108,168 on 1/13/10, 108,168 on 1/13/11, and 108,168 on 1/13/12; Mr. Creamer — 13,049 on 3/3/10, 27,549 on 5/20/10, 13,048 on 3/3/11, 27,548 on 5/20/11, and 27,548 on 5/20/12; Mr. Adams — 66,116 on 5/20/10, 66,116 on 5/20/11, and 66,115 on 5/20/12; Mr. Smith — 9,872 on 3/3/10, 16,529 on 5/20/10, 9,872 on 3/3/11, 16,529 on 5/20/11, and 16,529 on 5/20/12; and Mr. Henrick — 53,719 on 5/20/10, 53,719 on 5/20/11, and 53,719 on 5/20/12.

(2) As of December 31, 2009, all of Mr. Morris' awards had vested.

(3) Vesting dates of unvested shares of restricted stock and restricted stock units for Mr. Skarzynski — 20,385 on 1/13/10, 20,385 on 1/13/11, 20,385 on 1/13/12, and 20,384 on 1/13/13.

(4) Vesting dates of unvested shares of restricted stock and restricted stock units for Mr. Creamer are as follows: 250 shares on the 15th of each month through 9/15/10, 3,417 on 2/20/10, 1,250 on 3/1/10, 2,622 on 3/3/10, 18,482 on 5/20/10, 3,416 on 2/20/11, 2,621 on 3/3/11, 18,482 on 5/20/11, 2,621 on 3/3/12, 18,482 on 5/20/12, and 18,482 on 5/20/13.

(5) Vesting dates of unvested shares of restricted stock and restricted stock units for Mr. Adams — 4,929 on 5/20/10, 4,929 on 5/20/11, 4,928 on 5/20/12, and 4,928 on 5/20/13; Mr. Smith — 208 shares on the 1st of each month, except for February, May, August, and November, through 7/1/10; 209 shares on the 1st of February,

May, August, and November through 8/1/10, 2,392 on 2/20/10, 1,314 on 3/3/10, 11,090 on 5/20/10, 2,391 on 2/20/11, 1,314 on 3/3/11, 11,089 on 5/20/11, 1,313 on 3/3/12, 11,089 on 5/20/12, and 11,089 on 5/20/13; and Mr. Henrick — 4,005 on 5/20/10, 4,005 on 5/20/11, 4,004 on 5/20/12, and 4,004 on 5/20/13.

(6) In connection with Mr. Skarzynski's resignation, he forfeited all restricted stock units and options.

Option Exercises and Stock Vested

The following table provides information concerning exercises of stock options and similar instruments, and vesting of restricted stock and similar instruments, during the most recently completed fiscal year for each of the NEOs on an aggregated basis. The table reports the number of securities for which the options were exercised; the aggregate dollar value realized upon exercise of options; the number of shares of restricted stock that have vested; and the aggregate dollar value realized upon vesting of stock.

2009 Option Exercises And Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Stephen B. Morris	—	—	45,787	1,072,332
Michael P. Skarzynski	—	—	—	—
Sean R. Creamer	—	—	10,289	148,270
Alton L. Adams	—	—	—	—
Timothy T. Smith	—	—	6,206	94,468
Robert F. Henrick	—	—	—	—

2009 Pension Benefits Table

Arbitron has established a voluntary, tax-qualified, defined benefit pension plan funded by employee and employer contributions. The plan covers Arbitron employees who, as of December 31, 2000, were eligible to participate in the Ceridian Corporation ("Ceridian") pension plan. The Ceridian plan was closed to new participants effective January 2, 1995. Benefits earned under the Ceridian plan prior to December 31, 2000, are payable from the Arbitron plan for participants employed by Arbitron on December 31, 2000. The amount of the annual benefit under Arbitron's plan is based upon an employee's average annual compensation during the employee's highest consecutive five-year earnings period while participating in the Ceridian plan or the Arbitron plan. Because the Internal Revenue Code of 1986, as amended, limits the annual benefit that may be paid from tax-qualified plans such as Arbitron's retirement plan, Arbitron also established a benefit equalization plan ("BEP") to provide retirees with supplemental benefits so that they will receive, in the aggregate, the benefits they would have been entitled to receive under the retirement plan had these limits not been in effect. Benefits earned under the Ceridian BEP prior to December 31, 2000, are payable from the Arbitron plan for participants employed by Arbitron on December 31, 2000. Arbitron also established and funded a benefit protection trust to pay BEP benefits. Normal retirement age under the pension plan and the BEP is 65.

Annual compensation for purposes of the pension plan and the Arbitron BEP consists of salary and any annual non-equity incentive plan payments paid during the year, less the amount contributed by the employee to the pension plan that year on a pretax basis. Mr. Morris is the only NEO eligible to participate in these plans. Compensation of Mr. Morris for 2009 for the pension plan was $245,000. Eligible compensation for purposes of the Arbitron BEP was $735,904 during 2009. For purposes of the pension plan and the Arbitron BEP, an annual non-equity incentive plan payment is considered part of annual compensation in the year in which it is paid, rather than the year in which it was earned (the latter formulation being the basis on which such amounts are reported in our Summary Compensation Table).

The Arbitron Supplemental Executive Retirement Plan ("SERP") is designed to provide a targeted level of postretirement income to Mr. Morris. The SERP benefit supplements the retirement benefits provided to Mr. Morris under the pension plan and the Arbitron BEP. Covered compensation for Mr. Morris during 2009 for the SERP was $735,904. Normal retirement age under the SERP is 63.

Benefit amounts in the Pension Benefits Table below are computed assuming payments are made on the normal life annuity basis and not under any of the various survivor options. Benefits listed in the table are not subject to deduction for Social Security or other offset amounts.

2009 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Stephen B. Morris(1)	Pension	15	545,938	—
	BEP	15	2,314,445	—
	SERP	16	675,456	—

(1) Mr. Morris was employed by the Company and its predecessor from December 1992 to December 2009. Pursuant to the terms of the Pension Plan and the BEP Mr. Morris had 15 years of credited service as of December 31, 2009. Pursuant to the terms of the SERP Mr. Morris had 16 years of credited service as of December 31, 2009. Because Mr. Morris's years of credited service are fewer than his actual years of service under each plan, no benefit augmentation results from the difference.

2009 Nonqualified Deferred Compensation

No NEO participated in any nonqualified deferred compensation plan during 2009.

401(k) Plan

Arbitron maintains a 401(k) plan that permits participating employees to contribute a portion of their compensation to the plan on a pretax basis. Arbitron makes matching contributions in amounts determined by Arbitron.

The 401(k) plan accounts are invested among a number of available investment options, including shares of Arbitron common stock, according to the directions of the participating employees. Voting and tender rights with respect to shares of Arbitron common stock credited to participants' accounts will be passed through to the participants.

While employed, participating employees may access their accounts through loans and, in some cases, in-service withdrawals. Following termination of employment, benefits are either distributed in a lump-sum payment or, if minimum requirements are met, can be kept in the plan. To the extent a participant's account is invested in full shares of Arbitron's common stock, the shares may be distributed to the participant when the account is distributable.

Arbitron retains the right to amend or terminate the 401(k) plan at any time.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the estimated payments to be made under each contract, agreement, plan or arrangement that provides for payments to a NEO at, following, or in connection with any termination of employment including by resignation, retirement, disability or a constructive termination of a NEO, or our change in control or a change in the NEO's responsibilities. However, in accordance with SEC regulations, we do not report any amount to be provided to a NEO under any arrangement that does not discriminate in scope, terms, or operation in favor of our executive officers and which is available generally to all salaried employees. Also, the following table does not repeat information disclosed above under the pension benefits table, except to the extent that the amount payable to the NEO would be enhanced by the termination event.

For the purpose of the quantitative disclosure in the following table, and in accordance with SEC regulations, we have assumed that the termination took place on the last business day of our most recently completed fiscal year, and that the price per share of our common stock is the closing market price as of that date — $23.42.

Mr. Morris had an employment agreement with the Company, the material terms of which are described in "Compensation Discussion and Analysis — Employment Agreements — Morris Executive Transition Agreement" above.

Morris Agreement

Transitional Compensation

Pursuant to Mr. Morris' Executive Transition Agreement, we will pay Mr. Morris or his estate, on July 10, 2010 (or such later date as required by Section 409A), a lump sum cash payment equal to $1,018,888, reduced by any required tax withholdings.

Mr. Morris will not be entitled to any other termination or severance payment under any other agreement between Mr. Morris and us.

Supplemental Retirement Benefit

Consistent with his prior employment agreement, Mr. Morris was entitled to a supplemental retirement benefit following his separation from service with us for any reason, other than breach of the Morris Agreement or termination for Cause. The amount of the supplemental retirement benefit provided under the Morris Agreement was determined substantially by multiplying the number of years of Mr. Morris's employment, giving credit from 1994, by a percentage of Mr. Morris's final average earnings (as defined in our Retirement Plan) and subtracting from this gross amount an offset amount. The offset amount consists of the annual amounts payable to Mr. Morris under our Retirement Plan (a tax-qualified, defined benefit plan), our benefit equalization plan, and the tax-qualified pension plan of any of Mr. Morris's previous employers. The supplemental retirement benefit will be paid on July 1, 2010 (or such later date as is required by Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A" of the "Code")) in the form of a lump sum cash payment.

Executive Retention Agreements

Messrs. Creamer and Smith have entered into Executive Retention Agreements with us that provide for severance payments under some circumstances and for accelerated vesting with respect to stock options and restricted stock grants upon a change of control.

The Agreement also provides for a release of claims and enhanced non-competition, non-recruitment, and non-disparagement obligations on the part of the executive for the benefit of the Company as a condition to the Company's obligation to provide any severance or other payments thereunder.

Termination by the Company other than for cause or by executive for Position Diminishment

The Agreement provides that if the executive's employment is terminated: (A) by the Company other than for cause, or (B) by the executive for Position Diminishment (as defined below), and in either case the date of termination does not occur during a Window Period (as defined below), the executive will receive a lump-sum cash payment in an amount equal to the sum of: (i) 18 times the executive's Reference Compensation (a number based in part on monthly salary as described below), plus (ii) the product of (x) a decimal equal to a number between 0.40 and 0.55 (as applicable depending on the individual executive) times the executive's annual salary divided by 12, times (y) the number of full months elapsed in the calendar year before the executive's date of employment termination.

In addition, if the executive is entitled to receive a lump-sum cash payment pursuant to the conditions described in the immediately preceding paragraph, the Company will also provide the executive with certain outplacement services (to a maximum of $50,000), and for a period of 18 months following termination, or, if sooner, until reemployment with an equivalent benefit, with the same or equivalent health, dental, accidental death and dismemberment, short-term and long-term disability, life insurance coverage, and all other insurance and other health and welfare benefits programs he or she was entitled to on the day before the termination, if and to the extent such coverage is available from the Company's benefit plans with respect to former employees. If and to the extent such coverage is not available or ceases to be available, the Company will take commercially reasonable steps to arrange for coverage under individual or conversion policies and will, in any event, pay as premiums the same dollar level of premiums as it paid for the executive as an active employee (with a tax gross up if the payment of premiums would be tax-free for active employees but is taxed for a former employee).

For purposes of the Agreement, "Position Diminishment" means: (i) a change in the executive's reporting responsibilities, titles, duties, or offices as in effect immediately prior to a relevant measurement date, or any removal of executive from, or any failure to re-elect executive to, any of such positions, that has the effect of materially diminishing executive's responsibility, duties, or authority, (ii) a relocation of the executive's principal place of employment to a location more than 25 miles from its then current location and that increases the distance from executive's primary residence by more than 25 miles, or (iii) a material reduction in executive's annual salary.

An executive may only resign as a result of a Position Diminishment that occurs other than during a Window Period if he or she (i) provides notice to the Company within 90 days following the date of Position Diminishment that he or she considers the Position Diminishment grounds to resign; (ii) provides the Company a period of 30 days to cure the Position Diminishment; and (iii) actually ceases employment, if the Position Diminishment is not cured, by six months following the date of Position Diminishment.

For purposes of the Agreement, "Window Period" means the one-year period commencing on the date of a Change of Control. For purposes of the Agreement, a "Change of Control" is generally defined as any of the following: (i) a merger or consolidation involving the Company if less than 50% of its voting stock after the merger or consolidation is held by persons who were stockholders before the merger or consolidation; (ii) ownership by a person or group acting in concert of at least 51% of the Company's voting securities; (iii) ownership by a person or group acting in concert of between 25% and 50% of the Company's voting securities if such ownership was not approved in advance by the Company's Board of Directors; (iv) a sale of the assets of the Company substantially as an entirety; (v) the liquidation of the Company; (vi) specified changes in the composition of the Company's Board of Directors; or (vii) any other events or transactions the Company's Board of Directors determines constitute a change of control.

Termination During Window Period Following a Change of Control

The Agreement provides that if the executive's employment terminates: (A) during a Window Period, or (B) because the executive resigns as a result of a Position Diminishment on or before the Position Diminishment Termination Date (as defined below), in either case other than (X) a termination by the Company for cause, (Y) the executive's resignation other than as a result of Position Diminishment, or (Z) the executive's death or disability, the executive will receive a lump-sum cash payment in an amount equal to the sum of: (i) 24 times the executive's Reference Compensation, and (ii) the product of: (a) a decimal equal to a number between 0.40 and 0.55 (as applicable depending on the individual executive) times the executive's annual salary divided by 12, times (b) the number of full months elapsed in the calendar year before the executive's employment termination date.

If the executive's employment terminates and the executive is entitled to receive a lump-sum cash payment pursuant to the conditions described in the immediately preceding paragraph: (i) the Company will provide the executive with the outplacement services, and benefits continuation described above, but for a period of 24 months, and (ii) all outstanding equity incentive awards granted on or after June 1, 2008 and before the expiration of the Agreement will fully and immediately vest (subject to the Board of Directors' ability to suspend exercises or sales until the executive has released all claims).

An executive may only resign as a result of a Position Diminishment and be eligible to receive the severance payments specified in the preceding two paragraphs if: (i) the Position Diminishment occurs during a Window Period, and (ii) he or she (x) provides notice to the Company within 90 days following the date of Position Diminishment that he or she considers the Position Diminishment grounds to resign; (y) provides the Company a period of 30 days to cure the Position Diminishment, and (z) actually ceases employment, if the Position Diminishment is not cured, by the later to occur of: (1) six months following the date of Position Diminishment and (2) the end of the Window Period (the "Position Diminishment Termination Date").

In addition, notwithstanding anything to the contrary contained in the Agreement, in the event that the Company determines that any portion of any payment, compensation, or other benefit provided to the executive in connection with his or her employment termination constitutes "nonqualified deferred compensation" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A" of the "Code"), and the executive is a specified person as defined in Section 409A, such portion of the payment, compensation, or other benefit shall not be paid before the day that is six months plus one day after the date of "separation from service" as determined under Section 409A.

If payments to an executive under the Agreement would result in imposition of an excise tax (a "parachute tax") under Section 4999 of the Code, the executive will also be entitled to be paid an amount to compensate for the imposition of the tax. The payment will be in an amount such that after payment of all taxes, income and excise, the executive will be in the same after-tax position as if no parachute tax under the Code, had been imposed.

Upon a Change of Control, all outstanding equity incentive awards granted on or before May 31, 2008 will fully and immediately vest, without regard to whether the executive's employment terminates (unless the equity incentive cannot be so accelerated under Section 409A, in which case acceleration will only occur in accordance with Section 409A), subject to the Company's Board of Directors' ability to suspend exercises or sales until the executive has released all claims.

Leadership Change

Prior to April 2009, our Executive Retention Agreements also provided that if the employment of an executive who was party to an Executive Retention Agreement was terminated without Cause or the executive resigned as a result of a Position Diminishment during a one year window period beginning on the date that Mr. Morris ceased to be our President and Chief Executive Officer (a "Leadership Change"), the same enhanced severance benefits applicable to an equivalent termination (or resignation) during a Window Period following a Change of Control would be payable to the executive.

On April 6, 2009, Messrs. Creamer and Smith and certain other of our other non-NEO executive officers entered into Waiver and Amendment of Executive Retention Agreements with us (collectively, "Waivers"). Pursuant to these Waivers, the Company and these executives acknowledged that the Company had undergone a Leadership Change, that the executive's responsibilities may have been restructured, that we wished to continue to employ the executive, that the executive desired to remain employed by the Company in the executive's current position as of April 6, 2009, and that the executive agreed to waive any further protections under the Leadership Change provisions of the Executive Retention Agreements. The Waivers also amended the Executive Retention Agreements to remove all references to a Leadership Change and eliminate any enhanced severance benefits triggered as a result of a Leadership Change.

Skarzynski Executive Employment Agreement

We entered into an Executive Employment Agreement with Mr. Skarzynski effective January 12, 2009. For purposes of the 2009 Potential Payments upon Termination or Change in Control Table, the following narrative describes the payments Mr. Skarsynski would have been entitled to receive under his Executive Employment Agreement. If Mr. Skarzynski's employment terminated for any reason (including for Cause), we would pay to Mr. Skarzynski (i) any earned but unpaid annual base salary; (ii) any earned but unpaid annual bonus; (iii) any unreimbursed business expenses, in accordance with the Company's policies; (iv) any unpaid relocation or temporary living expenses (subject to the repayment obligation described above); and (v) any amounts or benefits payable under any Company benefit plans then in effect.

In addition to the payments described above, if we terminated Mr. Skarzynski's employment without Cause, Mr. Skarzynski would be entitled to receive cash severance and the full cost of health care continuation until the earlier of 18 months or subsequent coverage. If Mr. Skarzynski was entitled to receive cash severance in connection with a without Cause termination, we would pay to him in cash (i) an amount equal to two times his then applicable base salary; and (ii) a bonus component. If Mr. Skarzynski's employment was terminated without Cause during 2009, the bonus component would be $500,000. If, in subsequent years, the annual bonus for the year of termination was determined by the Committee under a program intended to qualify as performance-based for purposes of Section 162(m) (an "Exempt Bonus"), the bonus component would have been determined under the factors for such bonus, but without the exercise by the Committee of negative discretion (with the expectation, if all performance factors are satisfied, that the bonus component would be two times target bonus). If the annual bonus for the year of termination is not intended to be an Exempt Bonus, the bonus component would have been two times target bonus.

In addition to the payments described above, if, within 12 months following a Change in Control (as defined in the Agreement), Mr. Skarzynski's employment ended on a termination without Cause, any outstanding equity compensation awards would have fully and immediately vested and become exercisable.

In order to receive the severance benefits provided under the Skarzynski Agreement, Mr. Skarzynski must execute a release in the form provided by the Company of all legally-releasable claims that Mr. Skarzynski may then have against the Company and any of its affiliates.

Notwithstanding the foregoing, Mr. Skarzynski resigned effective January 11, 2010 and we entered into a Settlement Agreement and General Release, see "Compensation Discussion and Analysis — 2010 Developments — Skarzynski Settlement and General Release" above.

Adams Executive Employment Agreement

We have entered into an Executive Employment Agreement with Mr. Adams. We or Mr. Adams may terminate Mr. Adams's employment at any time for any reason, or for no reason. If Mr. Adams's employment terminates for any reason, we will pay to Mr. Adams (i) any earned but unpaid annual base salary; (ii) any earned but unpaid annual bonus; (iii) any unreimbursed business expenses, in accordance with the Company's policies; (iv) any unpaid relocation or temporary living expenses (subject to the repayment obligation described above); and (v) any amounts or benefits payable under any Company benefit plans then in effect.

In addition to the payments described above, if we terminate Mr. Adams's employment without Cause (as defined in the Adams Agreement) or if Mr. Adams resigns as a result of a Position Diminishment (as defined in the Adams Agreement), Mr. Adams will be entitled to receive cash severance and the full cost of health care continuation until the earlier of 18 months or subsequent coverage.

Except as provided in the next paragraph, if Mr. Adams is entitled to receive cash severance in connection with a without Cause (as defined in the Adams Agreement) termination or a resignation as a result of a Position Diminishment (as defined in the Adams Agreement), we will pay to him in cash an amount equal to 1.75 times his then applicable base salary, in equal installments over a 12-month period. Payment will cease if Mr. Adams obtains subsequent employment prior to the end of the 12-month period.

If Mr. Adams is entitled to receive cash severance in connection with a without Cause termination or a resignation as a result of a Position Diminishment within 12 months following a Change in Control, we will pay to him in cash an amount equal to 2.625 times his then applicable base salary, in equal installments over a 12 month period. Payment will cease if Mr. Adams obtains subsequent employment prior to the end of the 12 month period. In addition, any outstanding equity compensation awards will fully and immediately vest and become exercisable.

In order to receive the severance benefits provided under the Adams Agreement, Mr. Adams must execute a release in the form provided by us of all legally releasable claims that Mr. Adams may then have against us and any of our affiliates.

Henrick Executive Employment Agreement

We have entered into an Executive Employment Agreement with Mr. Henrick. We or Mr. Henrick may terminate Mr. Henrick's employment at any time for any reason, or for no reason. If Mr. Henrick's employment terminates for any reason, we will pay to Mr. Henrick (i) any earned but unpaid annual base salary; (ii) any earned but unpaid annual bonus; (iii) any unreimbursed business expenses, in accordance with our policies; (iv) any unpaid relocation or temporary living expenses (subject to the repayment obligation described above); and (v) any amounts or benefits payable under any Company benefit plans then in effect.

In addition to the payments described above, if the Company terminates Mr. Henrick's employment without Cause or if Mr. Henrick resigns as a result of a Position Diminishment, Mr. Henrick will be entitled to receive cash severance and the full cost of health care continuation until the earlier of 18 months or subsequent coverage.

Except as provided in the next paragraph, if Mr. Henrick is entitled to receive cash severance in connection with a without Cause termination or a resignation as a result of a Position Diminishment, we will pay to him in cash an amount equal to 1.75 times his then applicable base salary, in equal installments over a 12-month period. Payment will cease if Mr. Henrick obtains subsequent employment prior to the end of the 12-month period.

If Mr. Henrick is entitled to receive cash severance in connection with a without Cause termination or a resignation as a result of a Position Diminishment within 12 months following a Change in Control, we will pay to him in cash an amount equal to 2.625 times his then applicable base salary, in equal installments over a 12 month period. Payment will cease if Mr. Henrick obtains subsequent employment prior to the end of the 12 month period. In addition, any outstanding equity compensation awards will fully and immediately vest and become exercisable.

In order to receive the severance benefits provided under the Henrick Agreement, Mr. Henrick must execute a release in the form provided by us of all legally releasable claims that Mr. Henrick may then have against us and any of our affiliates.

2009 Potential Payments Upon Termination or Change in Control

Name	Benefit	Without Cause Termination (2) ($)	Change in Control (3) ($)	Voluntary Termination (4) ($)	Death ($)	Disability ($)
Stephen B. Morris (5)	Transitional Compensation	1,018,888	1,018,888	1,018,888	1,018,888	1,018,888
	Parachute payment tax gross-ups	—	—	—	—	—
	Total	1,018,888	1,018,888	1,018,888	1,018,888	1,018,888
Michael P. Skarzynski	Severance	1,461,539	1,461,539	—	—	—
	Acceleration of Vesting(1)	—	4,534,881	—	4,534,881	4,534,881
	Benefits Continuation	29,422	29,422	—	—	—
	Parachute payment tax gross-ups	—	—	—	—	—
	Total	1,490,961	6,025,842	—	4,534,881	4,534,881
Sean R. Creamer	Severance	1,198,530	1,521,612	—	—	—
	Acceleration of Vesting(1)	—	2,416,246	—	2,416,246	2,416,246
	Benefits continuation	28,685	38,247	—	—	—
	Parachute payment tax gross-ups	—	987,075	—	—	—
	Total	1,227,215	4,963,180	—	2,416,246	2,416,246
Alton L. Adams.	Severance	699,972	1,049,958	—	—	—
	Acceleration of Vesting(1)	—	1,082,528	—	1,082,528	1,082,528
	Benefits continuation	17,204	17,204	—	—	—
	Parachute payment tax gross-ups	—	—	—	—	—
	Total	717,176	2,149,690	—	1,082,528	1,082,528
Timothy T. Smith	Severance	855,036	1,091,189	—	—	—
	Acceleration of Vesting(1)	—	1,437,405	—	1,437,405	1,437,405
	Benefits continuation	27,887	37,182	—	—	—
	Parachute payment tax gross-ups	—	489,703	—	—	—
	Total	882,923	3,055,479	—	1,437,405	1,437,405
Robert Henrick	Severance	656,247	984,370	—	—	—
	Acceleration of Vesting(1)	—	879,563	—	879,563	879,563
	Benefits continuation	22,763	22,763	—	—	—
	Parachute payment tax gross-ups	—	—	—	—	—
	Total	679,010	1,886,696	—	879,563	879,563

(1) Represents the amount of compensation that would have been received on December 31, 2009, upon the acceleration of vesting of all outstanding unvested share-based awards by each NEO. For stock options, the value was determined based upon each option's intrinsic value (i.e., difference between the share's market price on December 31, 2009, and the related option's exercise price). For restricted stock, the value was determined based upon the share market price as of December 31, 2009, $23.42. The compensation amounts are not necessarily equal to the Company's unvested share-based compensation.

(2) Except for Mr. Morris, this column also includes payments that would be made if the Executive resigned as a result of a Position Diminishment.

(3) Except for Mr. Morris (who is not entitled to any enhanced severance upon a change in control), the executive would only be entitled to receive the payments in this column if the executive is terminated without cause or actually resigns as a result of a Position Diminishment during a window period following a change of control or a leadership change.

(4) Except for Mr. Morris, applies to voluntary terminations other than as a result of a Position Diminishment.

(5) Mr. Morris entered into an Executive Transition Agreement on December 31, 2008 as disclosed above. The disclosures in this table are consistent with the terms of the Executive Transition Agreement.

Effective January 11, 2010, Mr. Skarzynski resigned, and we entered into a Settlement Agreement and General Release. For additional details, see "Compensation Discussion and Analysis — 2010 Developments — Skarzynski Settlement Agreement and General Release" above.

Compensation Committee Interlocks and Insider Participation

William T. Kerr, Philip Guarascio, Larry E. Kittelberger and Luis G. Nogales served on the Compensation and Human Resources Committee of the Board of Directors during 2009. No member of the Compensation and Human Resources Committee was at any time during 2009, or formerly, an officer or employee of Arbitron or any of its subsidiaries, and no member of the Compensation and Human Resources Committee had any relationship with Arbitron during 2009 requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. None of our executive officers serves as a member of the board of directors or executive compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors.

CONSIDERATION OF RISK IN OUR COMPENSATION PROGRAMS

We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that are likely to lead to excessive risk taking that would have a material adverse effect on the Company.

STOCK OWNERSHIP INFORMATION

Stock Ownership of Arbitron's Directors and Executive Officers

The following table sets forth the number of shares of our common stock beneficially owned, directly or indirectly, as of April 1, 2010, by (i) each nominee for election as a director, (ii) each person who served as a director during 2009, (iii) the NEOs, and (iv) our directors, nominees, and executive officers as a group. Each person has sole voting and investment power with respect to the shares beneficially owned by that person, except as otherwise indicated. The percentages below are based on the number of shares of our common stock issued and outstanding as of April 1, 2010.

Name of Individual or Identity of Group	Number of Shares of Common Stock Beneficially Owned(1)	Percent of Shares of Common Stock Owned(2)
Directors:		
Shellye L. Archambeau(3)(4)	58,821	*
David W. Devonshire(4)	33,324	*
John A. Dimling	—	—
Philip Guarascio(3)(4)	86,757	*
William T. Kerr(3)(4)	44,511	*
Larry E. Kittelberger(3)(4)	106,678	*
Luis G. Nogales(3)(4)	104,960	*
Richard A. Post(3)(4)	117,698	*
Named Executive Officers:		
Stephen B. Morris(3)(4)	355,876(5)	1.32%
Michael P. Skarzynski	—	—
Sean R. Creamer(3)	140,664	*
Alton Adams(3)	71,044	*
Timothy T. Smith(3)	66,866	*
Robert Henrick(3)	53,894	*
All Executive Officers and Directors as a Group (14 persons)(3)(4)	954,312	3.49%

* Represents less than 1%.

(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if he or she has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days after April 1, 2010. More than one person may be deemed to be a beneficial owner of the same securities.

(2) For the purpose of computing the percentage ownership of each beneficial owner, any securities that were not outstanding but that were subject to options, warrants, rights or conversion privileges held by such beneficial owner exercisable within 60 days after April 1, 2010, were deemed to be outstanding in determining the percentage owned by such person, but were deemed not to be outstanding in determining the percentage owned by any other person.

(3) Includes options exercisable within 60 days from April 3, 2009 for Mr. Morris to purchase 250,000 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Ms. Archambeau to purchase 55,756 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Guarascio to purchase 81,710 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Kerr to purchase 38,324 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Kittelberger to purchase 91,690 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Nogales to purchase 97,215 shares

of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Post to purchase 109,792 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Creamer to purchase 88,646 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Adams to purchase 66,116 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Smith to purchase 36,274 shares of common stock; includes options exercisable within 60 days from April 1, 2010 for Mr. Henrick to purchase 53,719 shares of common stock; and, includes options exercisable within 60 days from April 1, 2010 for all executive officers and directors as a group to purchase 806,102 shares of common stock.

(4) Includes 3,065 DSUs for Ms. Archambeau, which vest within 60 days of April 1, 2010, and convert to shares of common stock on a one-for-one basis following termination of service as a director; includes 5,047 DSUs for Mr. Guarascio, which vest within 60 days of April 1, 2010, and convert to shares of common stock on a one-for-one basis following termination of service as a director; includes 4,187 DSUs for Mr. Kerr, which vest within 60 days of April 3, 2009, and convert to shares of common stock on a one-for-one basis following termination of service as a director; includes 14,988 DSUs for Mr. Kittelberger, which vest within 60 days of April 1, 2010, and convert to shares of common stock on a one-for-one basis following termination of service as a director; includes 7,745 DSUs for Mr. Nogales, which vest within 60 days of April 1, 2010, and convert to shares of common stock on a one-for-one basis following termination of service as a director; and includes 7,906 DSUs for Mr. Post, which vest within 60 days of April 1, 2010, and convert to shares of common stock on a one-for-one basis following termination of service as a director.

(5) The stock ownership information is provided to the best of our knowledge as Mr. Morris retired effective as of December 31, 2009.

Stock Ownership of Arbitron's Principal Stockholders

The following table sets forth the number of shares of our common stock beneficially owned, directly or indirectly, by each person known to us to beneficially own more than 5% of our outstanding common stock. This information is based solely upon the beneficial ownership of these persons as reported to us as of the date of the most recent Schedule 13D or 13G filed with the Securities and Exchange Commission on behalf of such persons. Each person or entity has sole voting and investment power with respect to the shares beneficially owned by that person or entity, except as otherwise indicated. The percentages below are based on the number of shares of our common stock issued and outstanding as of April 1, 2010.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Owned
BlackRock, Inc. BlackRock Advisors LLC BlackRock Advisors (UK) Limited BlackRock Asset Management Australia Limited BlackRock Asset Management Japan Limited BlackRock Capital Management, Inc. BlackRock Fund Advisors BlackRock Institutional Trust Company, N.A. BlackRock Investment Management, LLC BlackRock Financial Management, Inc. BlackRock International Ltd BlackRock Investment Management UK Ltd . . . . 142 West 57th Street New York, New York 10019	3,940,305(1)	14.8%
Wellington Management Company, LLP . . . . 75 State Street Boston, Massachusetts 02109	3,691,458(2)	13.9%
Pamet Capital Management, L.P. Pamet Capital Management, LLC Abrams Capital Partners II, L.P. Abrams Capital, LLC David C. Abrams . . . . 222 Berkley Street, 22nd Floor Boston, Massachusetts 02116	3,207,709(3)	12.1%
Schroder Investment Management North America Inc. . . . . 875 Third Avenue, 21st Floor New York, NY 10022	1,503,500(4)	5.6%

(1) As reported on a Schedule 13G filed on January 8, 2010. BlackRock, Inc. on its own behalf and on behalf of any subsidiaries listed in the Schedule 13G indicated it had sole voting and dispositive power for all 3,940,305 shares.

(2) As reported on Schedule 13G filed on February 12, 2010. According to the Schedule 13G, Wellington Management Company, LLP represents 3,691,458 common shares which it was deemed to beneficially own as a result of acting as investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act, and Wellington Management Company, LLP has shared voting power with respect to 2,967,189 common shares and shared dispositive power with respect to 3,691,458 common shares.

(3) As reported on Schedule 13G/A filed on February 12, 2010. According to the Schedule 13G/A, (a) Abrams Capital Partners II, L.P. has shared voting and dispositive power with respect to 2,458,399 common shares, (b) Abrams Capital, LLC has shared voting and dispositive power with respect to 2,992,325 common shares, and (c) Pamet Capital Management, LLC, Pamet Capital Management, L.P. and David Abrams

each have shared voting and dispositive power with respect to 3,207,709 common shares. The Schedule 13G/A indicates that shares reported herein for Abrams Capital Partners II, L.P. ("ACP II") represent shares beneficially owned by ACP II and other private investment funds for which Abrams Capital serves as general partner. Shares reported herein for Pamet Capital Management, L.P. ("Pamet LP") and Pamet Capital Management, LLC ("Pamet LLC") represent the above-referenced shares beneficially owned by Abrams Capital and shares beneficially owned by another private investment fund for which Pamet LP serves as investment manager. Pamet LLC is the general partner of Pamet LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Pamet LLC. Mr. Abrams is the managing member of Abrams Capital and Pamet LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(4) As reported on Schedule 13G filed on February 16, 2010. According to the Schedule 13G, Schroder Investment Management North America Inc. represents 1,503,500 common shares which it was deemed to beneficially own as a result of acting as investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Exchange Act, and Schroder Investment Management North America Inc. has sole voting and dispositive power with respect to these shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions. The Board of Directors has adopted a written Policy and Procedures with Respect to Related Person Transactions (the "Policy"), which is administered by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews all relationships and transactions in which the Company and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Our legal staff is primarily responsible for the implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in our proxy statement. In addition, the Nominating and Corporate Governance Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. It is our policy to enter into or ratify disclosable related person transactions only when the Nominating and Corporate Governance Committee determines that the related person transaction in question is in, or is not inconsistent with, the best interests of the Company and our stockholders. In the course of its review and approval or ratification of a disclosable related party transaction, the Nominating and Corporate Governance Committee considers:

- the benefits to the Company;
- the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction;
- the terms available to unrelated third parties or to employees generally; and
- any other matters the Nominating and Corporate Governance Committee deems appropriate.

Any member of the Nominating and Corporate Governance Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote to approve or ratify the transaction; provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the Nominating and Corporate Governance Committee at which the transaction is considered.

We have not entered into any related person transactions that meet the requirements for disclosure in this proxy statement.

AMENDMENT TO AND RESTATEMENT OF THE ARBITRON INC. 2008 EQUITY COMPENSATION PLAN (Proposal 2)

On February 25, 2010, our Board of Directors, upon the recommendation of the Compensation and Human Resources Committee adopted, subject to stockholder approval at the annual meeting, an amendment to the 2008 Equity Compensation Plan (the "2008 Plan"), to increase the number of shares of common stock with respect to which awards may be granted under the 2008 Plan by 2,200,000 shares to a total of 4,700,000 shares.

The Board of Directors believes that the future success of the Company depends, in large part, upon the ability of the Company to maintain a competitive position in attracting, retaining, and motivating key personnel. **Accordingly, the Board of Directors believes adoption of the amended and restated 2008 Plan is in the best interests of the Company and its stockholders and recommends a vote "FOR" the approval of the amended and restated 2008 Plan, including an increase of 2,200,000 shares of common stock for issuance thereunder, the extension of the 2008 Plan term, and the addition of performance criteria to facilitate the granting of performance-based compensation.**

The 2008 Plan was originally approved by stockholders on May 13, 2008. As of the record date, an aggregate of 1,860,157 shares of common stock have been issued or reserved for either the issuance upon exercise of outstanding options or settlement of DSUs or settlement of restricted stock units under the Plan. Therefore, a total of only 639,843 shares remain available for future issuance under the Plan, subject to the adjustment provisions set forth in the Plan in the event of reorganizations, mergers, consolidations, recapitalizations, liquidations, stock dividends, splits, combinations of shares, rights offerings, or other similar changes in the corporate structure of the shares of common stock remaining available for issuance under the 2008 Plan.

The Board of Directors believes that the number of shares of common stock currently available for issuance under the Plan is not sufficient in view of our compensation structure and strategy. The Board of Directors has concluded that our ability to attract and retain exceptional employees, directors, consultants and independent contractors is important to our success and would be enhanced by our continued ability to grant equity compensation. In addition, the Board of Directors believes that the availability of the additional 2,200,000 shares of common stock for issuance under the Plan would ensure that we continue to have a sufficient number of shares of common stock authorized for issuance under the Plan.

If we receive stockholder approval of the amendment of and restatement to the 2008 Plan, the Board will commit to our stockholders that for fiscal years 2010 through 2012, we will not grant during such three fiscal years a number of shares subject to options or stock awards to employees or non-employee directors, such that the average number of shares granted over such three-year period is greater than 2.77% of the weighted average number of shares of our common stock that were outstanding for each of such three fiscal years. The 2.77% burn rate is the average of RiskMetrics Group's industry burn rate caps for 2009 and 2010. This limitation does not apply to awards settled in cash as opposed to the delivery of shares of our common stock, awards under plans assumed in acquisitions, and any issuances under tax-qualified employee stock purchase plans and certain other tax-qualified plans. For purposes of calculating the number of shares granted in a fiscal year with respect to this commitment, full value stock awards will count as equivalent to 2.0 option shares, calculated based on the current annualized 200 day average volatility.

Key Features of the Amended and Restated 2008 Plan

- Increase the number of common stock shares authorized for issuance by 2,200,000 to a total of 4,700,000.
- Clarify that performance-based cash awards are permitted under the 2008 Plan.
- Structure the share reserve as a full-value program.
- Stock options and stock appreciation rights may not be repriced without prior approval by our stockholders.

- Stock options and stock appreciation rights may not be granted below fair market value.
- Provide a double-trigger for vesting following a change in control so that the awards vest only if there is a change in control followed within 24 months by a termination without cause or by the participant for good reason.
- Expand the list of potential performance criteria to enable certain awards to qualify as "performance-based compensation" exempt from deductibility limits under Internal Revenue Code section 162(m).

Description of the 2008 Plan

The following summary of the material terms of the 2008 Plan as proposed to be amended and restated is qualified in its entirety by reference to the complete text of the proposed amended and restated 2008 Plan, a copy of which is attached as Appendix A to this proxy statement.

Types of Awards

The 2008 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, other stock-based awards and performance-based cash awards as described below (collectively, "Awards").

Incentive Stock Options and Non-statutory Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options must be granted with an exercise price equal to or greater than the fair market value of the common stock on the date of grant. Options (other than "substitute awards") may not be granted for a term in excess of ten years. The 2008 Plan permits the following forms of payment of the exercise price of options: (i) payment by cash, check or in connection with a "cashless exercise" through a broker, (ii) subject to certain conditions, surrender to the Company of shares of common stock, (iii) any other lawful means, or (iv) any combination of these forms of payment. Options typically vest in equal annual installments on the first three anniversaries of the date of grant.

Stock Appreciation Rights. A Stock Appreciation Right, or SAR, is an award entitling the holder, upon exercise, to receive an amount in common stock determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of common stock. SARs may be granted independently or in tandem with an Option.

Restricted Stock. Awards of Restricted Stock entitle recipients to acquire shares of common stock, subject to the right of the Company to repurchase (or to require the forfeiture of such shares if issued at no cost) all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award.

Restricted Stock Unit Awards. Restricted Stock Unit Awards entitle the recipient to receive shares of common stock to be delivered at the time such shares vest pursuant to the terms and conditions established by the Board of Directors.

Deferred Stock Unit Awards. Deferred Stock Unit Awards entitle the recipient to receive shares of common stock to be delivered at a future date pursuant to the terms and conditions established by the Board of Directors (awards of Restricted Stock, Restricted Stock Unit Awards, and Deferred Stock Unit Awards are referred to, collectively, as "Restricted Stock Awards").

Restricted Stock Awards that vest solely based on the passage of time will be zero percent vested before the first anniversary of the date of grant, no more than one-third vested before the second anniversary of the date of grant, and no more than two-thirds vested before the third anniversary of the date of grant. Restricted Stock Awards that do not vest solely based on the passage of time will not vest before the first anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the first annual meeting held after the date of grant). The two foregoing restrictions do not apply to (i) Performance Awards, or (ii) Restricted Stock Awards granted, in the aggregate, for up to 10% of the maximum number shares authorized for issuance under the 2008 Plan. In addition, the Board may, in its discretion, either at the time a Restricted Stock Award is made or any time thereafter, waive its right to repurchase shares of common stock (or waive the forfeiture thereof) or remove or modify any part of all of the restrictions applicable to the Restricted Stock Award, provided that the Board may only exercise such rights in extraordinary circumstances such as death, disability or retirement of the recipient of the Award, or a merger, consolidation, sale, reorganization, recapitalization, or change in control of the Company, or any other nonrecurring significant event affecting the Company, a participant, or the 2008 Plan.

Other Stock-Based Awards. Under the 2008 Plan, the Board of Directors has the right to grant other Awards based upon the common stock having such terms and conditions as the Board of Directors may determine, including the grant of shares based upon certain conditions, the grant of Awards that are valued in whole or in part by reference to, or otherwise based on, shares of common stock, and the grant of Awards entitling recipients to receive shares of common stock to be delivered in the future. Other Stock-Based Awards are subject to the restrictions on vesting applicable to Restricted Stock Awards that are described in the prior paragraph.

Performance-Based Cash Awards. Under the 2008 Plan, the Board of Directors has the right to grant performance units payable in cash, based upon the achievement of specified performance goals during a specified performance period. Subject to the 2008 Plan, the performance goals, performance period and other terms and conditions applicable to performance awards will be specified by the Compensation and Human Resources Committee and set forth in the award agreement. The Compensation and Human Resources Committee has discretion to adjust the performance awards downwards, but not upwards.

Performance Conditions. The Compensation and Human Resources Committee may determine, at the time of grant, that a Restricted Stock Award, Performance-Based Cash Award or Other Stock-Based Award granted to an officer will vest solely upon the achievement of specified performance criteria designed to qualify for deduction under Section 162(m) of the Code ("Performance Based Awards"). Under the amended and restated 2008 Plan, the performance criteria for each such Award will be based on the relative or absolute attainment of specified levels of one or any combination of the following expanded list: (i) change in share price; (ii) operating earnings, operating profit margins, earnings before interest, taxes, depreciation, or amortization, net earnings, earnings per share (basic or diluted) or other measure of earnings; (iii) total stockholder return; (iv) operating margin; (v) gross margin; (vi) balance sheet performance, including debt, long or short term, inventory, accounts payable or receivable, working capital, or stockholders' equity; (vii) return measures, including return on invested capital, sales, assets, investment or equity; (viii) days' sales outstanding; (ix) operating income; (x) net operating income; (xi) pre-tax profit; (xii) cash flow, including cash flow from operations, investing, or financing activities, before or after dividends, investments, or capital expenditures; (xiii) revenue; (xiv) expenses, including cost of goods sold, operating expenses, marketing and administrative expense, research and development, restructuring or other special or unusual items, interest, tax expense, or other measures of savings; (xv) earnings before interest, taxes and depreciation; (xvi) economic value created or added; (xvii) market share; (xviii) sales or net sales; (xix) sales or net sales of particular products; (xx) gross profits; (xxi) net income; (xxii) inventory turns; (xxiii) revenue per employee; and (xxiv) implementation or completion of critical projects involving acquisitions, divestitures, process improvements, product or production quality, attainment of other strategic objectives relating to market penetration, geographic expansion, product development, regulatory or quality performance, innovation or research goals. Such goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The Committee may specify that such performance measures will be adjusted to exclude any one or more of (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset, and (v) charges for restructuring and rationalization programs. Such performance measures: (i) may vary by Participant and may be different for different Awards; (ii) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Committee; and (iii) will be set by the Committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m).

The Company believes that disclosure of any further details concerning the performance measures for any particular year may be confidential commercial or business information, the disclosure of which would adversely affect the Company.

Transferability of Awards

Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, Awards are exercisable only by the participant.

Eligibility to Receive Awards

Only employees, officers, and directors, of the Company and its subsidiaries are eligible to be granted Awards under the 2008 Plan. Under present law, however, incentive stock options may only be granted to employees of the Company and its subsidiaries.

Plan Benefits

As of April 1, 2010, approximately 1,378 persons were eligible to receive Awards under the 2008 Plan, including the Company's seven executive officers and seven non-employee directors. The granting of Awards under the 2008 Plan is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular person or group, except as set forth below. It is Company's current practice that non-employee directors receive automatic annual grants of $100,000 of deferred stock units, which deferred stock units will vest in three equal installments over a three-year period and shall be payable no sooner than six months following the directors termination of service as a director of the Company. It is not possible to determine other specific amounts that may be awarded under the 2008 Plan.

Name and Position	Number of Units
Non-employee director group	27,184

On April 1, 2010, the last reported sale price of the Company common stock on the New York Stock Exchange was $25.75.

Administration

The 2008 Plan is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2008 Plan and to interpret the provisions of the 2008 Plan. Pursuant to the terms of the 2008 Plan, the Board of Directors may delegate authority under the 2008 Plan to one or more committees or subcommittees of the Board of Directors. The Board of Directors has authorized the Compensation and Human Resources Committee to administer certain aspects of the 2008 Plan.

Subject to any applicable limitations contained in the 2008 Plan, the Board of Directors, the Compensation and Human Resources Committee, or any other committee to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options and the reference price of SARs (which in either case may not be less than 100% of fair market value of the common stock), (iii) the duration of options (which may not exceed 10 years), and (iv) the number of shares of common stock subject to any SAR, Restricted Stock Award, performance-based cash award or other stock-based Awards and the terms and conditions of such Awards.

The Board of Directors is required to make appropriate adjustments in connection with the 2008 Plan and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 2008 Plan also contains provisions addressing the consequences of any Reorganization Event, which is defined as (i) any merger or consolidation of the Company with or into another entity as a result of which all of the common stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled or (b) any exchange of all of the common stock of the Company for cash, securities or other property pursuant to a share exchange transaction, or (c) any liquidation or dissolution of the Company. In connection with a Reorganization Event, the Board of Directors or the Compensation and Human Resources Committee will take any one or more of the following actions as to all or any outstanding Awards on such terms as the Board or the Committee determines: (i) provide that Awards will be assumed, or substantially equivalent Awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice, provide that all unexercised Options or other unexercised Awards will become exercisable in full and will terminate immediately prior to the consummation of such Reorganization Event unless exercised within a specified period following the date of such notice, (iii) provide that outstanding Awards will become realizable or deliverable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of common stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to an Award holder equal to (A) the Acquisition Price times the number of shares of common stock subject to the holder's Awards (to the extent the exercise price does not exceed the Acquisition Price) minus (B) the aggregate exercise price of all the holder's outstanding Awards, in exchange for the termination of such Awards, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof) and (vi) any combination of the foregoing.

Upon a Change in Control Event, as defined in the 2008 Plan, where the award is assumed or replaced and that is followed within 24 months by a participant's termination without cause or voluntarily by the participant for good reason, except to the extent specifically provided to the contrary in the instrument evidencing such award, all Options then outstanding will automatically become immediately exercisable in full and all restrictions and conditions on all Restricted Stock Awards then outstanding will automatically be deemed terminated or satisfied. Upon a Change in Control, as defined in the 2008 Plan, where the award is neither assumed or replaced, except to the extent specifically provided to the contrary in the instrument evidencing such award, all Options then outstanding will become immediately exercisable in full and all restrictions and conditions on all Restricted Stock Awards then outstanding will automatically be deemed terminated or satisfied provided that the participant's employment has not been terminated prior to such date

No Repricing

Unless such action is approved by the Company's stockholders: (i) no outstanding option granted under the 2008 Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding option or the then current reference price per share of such outstanding SAR (other than adjustments related to stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization), and (ii) the Board of Directors may not cancel any outstanding option or SAR (whether or not granted under the 2008 Plan) and grant in substitution therefor new Awards under the 2008 Plan covering the same or a different number of shares of common stock and having an exercise price per share lower than the then-current exercise price or reference per share of the cancelled option or SAR, as the case may be, or for cash.

Certain Limitations

Except as described above with respect to repricing of Options and SARs, vesting of Restricted Stock Awards, Performance Awards, and certain matters requiring stockholder approval, the Board of Directors or the Compensation and Human Resources Committee may at any time provide that any Award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

If any Award expires or is terminated, surrendered, canceled, or forfeited, the unused shares of common stock covered by such Award will again be available for grant under the 2008 Plan, subject, however, in the case of incentive stock options, to any limitations under the Code. Notwithstanding the foregoing sentence, only the number of shares actually issued in settlement of a stock-settled SAR will be counted against the shares available under the 2008 Plan. Additionally, shares of common stock delivered to the Company by a participant to (A) purchase shares of common stock upon the exercise of an Award or (B) satisfy tax withholding obligations (including shares retained from the Award creating the tax obligation) will be added back to the number of shares available for the future grant of Awards.

The maximum number of shares of common stock with respect to which options and SARS may be granted to any participant under the 2008 Plan will be 500,000 in the aggregate during any period of three consecutive fiscal years of the Company. The maximum number of shares of common stock with respect to which Performance Awards may be granted under the 2008 Plan is 4,700,000. Performance-Based Awards paying in cash are limited to $5 million per participant per fiscal year.

Provisions for Foreign Participants

The Board of Directors or the Compensation and Human Resources Committee may modify Awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the 2008 Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

Amendment or Termination

No Award may be made under the 2008 Plan after May 25, 2020 but Awards previously granted may extend beyond that date. The Board of Directors may at any time amend, suspend or terminate the 2008 Plan; provided that no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until such stockholder approval is obtained. No Award will be made that is conditioned upon stockholder approval of any amendment to the 2008 Plan.

Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to Awards granted under the 2008 Plan. This summary is based on the federal tax laws in effect as of the date of this proxy statement. In addition, this summary assumes that all Awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation.

Incentive Stock Options

A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by the Company or its corporate parent or 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Non-statutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Non-statutory Stock Options

A participant will not have income upon the grant of a non-statutory stock option. A participant will have compensation income upon the exercise of a non-statutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights

A participant will not have income upon the grant of a stock appreciation right. A participant generally will recognize compensation income upon the exercise of an SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards

A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units

A participant will not have income upon the grant of a restricted stock unit. A participant is not permitted to make a Section 83(b) election with respect to a restricted stock unit award. When the restricted stock unit vests, the participant will have income on the vesting date in an amount equal to the fair market value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Other Stock-Based Awards

The tax consequences associated with any other stock-based Award granted under the 2008 Plan will vary depending on the specific terms of such Award. Among the relevant factors are whether or not the Award has a readily ascertainable fair market value, whether or not the Award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the Award and the participant's holding period and tax basis for the Award or underlying common stock.

Performance-Based Cash Awards

A participant generally will have compensation income upon the payment of a performance-based cash award.

Tax Consequences to the Company

There will be no tax consequences to the Company except that the Company will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Additional 2008 Plan Disclosure

The following table summarizes the equity compensation plans under which Arbitron's common stock may be issued as of December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders	**3,226,219**	**$27.67**	**775,603**
Equity compensation plans not approved by security holders	**133,115**	**$43.66**	**38,535**
Total	**3,359,334**	**$28.30**	**814,138**

Recommendation

The Board of Directors believes that the future success of the Company depends, in large part, upon the ability of the Company to maintain a competitive position in attracting, retaining, and motivating key personnel.

Accordingly, the Board of Directors believes adoption of the amended and restated 2008 Plan is in the best interests of the Company and its stockholders and recommends a vote FOR the approval of the amended and restated 2008 Plan, including an increase of 2,200,000 shares of common stock for issuance thereunder, the extension of the 2008 Plan term, and the addition of performance criteria to facilitate the granting of performance-based compensation.

AMENDMENT TO THE ARBITRON INC. EMPLOYEE STOCK PURCHASE PLAN (Proposal 3)

On February 25, 2010, our Board of Directors, upon the recommendation of the Compensation and Human Resources Committee approved an amendment of and restatement to the Arbitron Inc. Employee Stock Purchase Plan (the "ESPP"), to increase the number of shares of common stock reserved for sale under the ESPP by 250,000 shares to a total of 1,100,000 shares, subject to approval by the stockholders at the annual meeting. **The Board of Directors unanimously recommends that the stockholders approve the amendment to the ESPP.**

The ESPP was originally adopted by Ceridian Corporation and its stockholders and became effective as of June 29, 1995. The maximum number of shares reserved for sale under the ESPP, as adjusted for the spin off, was 600,000. The ESPP was amended on May 13, 2008 to increase the maximum number of shares reserved for sale from 600,000 to 850,000, of which approximately 143,000 shares remain. The amendment to and restatement of the ESPP would increase the maximum number of shares reserved for sale from 850,000 to 1,100,000 shares of common stock (subject to adjustment as provided in the ESPP).

The Board of Directors believes that the number of shares of common stock currently reserved for sale under the ESPP is not sufficient. The Board of Directors believes that the ESPP provides a valuable opportunity for employees to acquire an ownership interest in the Company, provides stockholder value by aligning employee and stockholder interests, and serves to support recruitment and retention of qualified employees. In addition, the Board of Directors believes that the availability of the additional 250,000 shares of common stock reserved for sale under the ESPP would ensure that we continue to have a sufficient number of shares of common stock authorized for sale under the ESPP.

The material features of the ESPP are summarized below, which summary is qualified in its entirety by the text of the ESPP. A copy of the ESPP is attached as Appendix B to this proxy statement.

Administration of the ESPP

The ESPP is administered by the Compensation and Human Resources Committee.

Description of the ESPP

Generally, any person, including an officer, who is employed by the Company and is not on long-term disability or unpaid leave status on the last day of the calendar month immediately preceding the first day of an offering period under the ESPP, is eligible to participate in the ESPP for that offering period. Offering periods are continuous consecutive three-month periods beginning on March 16 and ending on June 15, beginning on June 16 and ending on September 15, beginning on September 16 and ending on December 15, and beginning on December 16 and ending on March 15. The ESPP provides an opportunity for participants to purchase shares of our common stock at a price equal to the lesser of (i) 85% of the fair market value of the common stock on the first day of the offering period, or (ii) 85% of the fair market value of the common stock on the last day of the offering period. For so long as our common stock is listed on the New York Stock Exchange, the fair market value of the common stock on any date will be equal to the closing sale price of the common stock on such date. Eligible employees who have elected to participate in the ESPP may contribute cash to the ESPP through payroll deductions. The aggregate amount of such deductions may not be less than $25 or more than $5,312.50 per offering period. No increases or decreases in the amount of such deductions may be made during an offering period.

As soon as practicable following the end of each offering period shares of common stock are purchased at the applicable purchase price with funds contributed by the participant during the offering period. Shares of common stock purchased pursuant to the ESPP are held in share accounts maintained for and in the name of each participant by an agent designated by the Company to provide share accounts and certain administrative services in connection with the ESPP. Dividends paid with respect to shares credited to each share account will, if paid in cash, automatically be reinvested in whole and fractional shares of common stock. Participants may request that the agent cause a stock certificate representing some or all of the number of whole shares of common stock credited to the participant's share account be issued in the name of the participant.

A participant may terminate his or her participation in the ESPP and withdraw all, but not less than all, of the payroll deductions credited to his or her contribution account under the ESPP at any time on or before the last business day of an offering period by giving written notice to the Company. The timing of any withdrawal must comply with the Company's insider trading policy. Upon termination of a participant's employment with the Company for any reason, including retirement or death, his or her participation in the ESPP will automatically cease and the payroll deductions accumulated in his or her contribution account will be returned to the participant as soon as practicable after such employment termination or, in the case of death, to the person or persons entitled thereto. A participant's termination of participation in the ESPP, other than in connection with termination of employment, will not have any effect upon his or her eligibility to participate in a subsequent offering period.

Federal Income Tax Consequences

The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. As a result, participants will be afforded favorable tax treatment under Sections 421 and 423 of the Code. A participant in an offering under the ESPP will not recognize income subject to federal income tax at the commencement of an offering period or at the time shares of common stock are purchased. No federal income tax consequences result to the Company at the commencement of an offering period under the ESPP, upon the subsequent purchases of shares of common stock by participants, or upon the disposition of shares under the ESPP, other than with respect to a disqualifying disposition. If no disposition of the shares purchased in an offering period is made within two years from the commencement of such offering period, nor within one year from the date the shares are transferred to the employee, then upon subsequent disposition of the shares, ordinary income may be recognized by the participant, depending upon the purchase price formula applicable to that offering, on up to 15% of the fair market value of the shares on such commencement date. Any additional gain realized will be capital gain. Any loss realized by an employee upon disposition of the shares will constitute a capital loss.

If the shares are disposed of within the two year or one year periods mentioned above (a "disqualifying disposition"), the participant will recognize ordinary income at the time of such disposition in any amount equal to the difference between the fair market value of the shares at the time such shares were purchased and the purchase price of the shares, and the Company will generally be entitled to a corresponding deduction from its income. Any difference between such fair market value and the disposition price will be treated as capital gain or loss to the participant and will not be deductible by the Company.

Recommendation

Our Board of Directors believes it is in the best interests of Arbitron and our stockholders to continue to provide employees the opportunity to acquire an ownership interest in Arbitron through their participation in the ESPP, encouraging them to remain in our employ and more closely aligning their interests with those of our long-term stockholders.

Our Board unanimously recommends a vote FOR the approval of the amendment to the ESPP to increase the number of shares of common stock reserved for sale under the ESPP.

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Proposal 4)

We are asking the stockholders to ratify the Audit Committee's appointment of KPMG LLP to serve as the Company's independent registered public accounting firm for fiscal year 2010. In the event the stockholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in Arbitron's and its stockholders' best interests.

KPMG has audited our consolidated financial statements annually since 2001. Representatives of KPMG are expected to be present at the Annual Meeting to respond to appropriate questions. They also will have the opportunity to make a statement if they desire to do so.

The affirmative vote of the holders of at least a majority of the votes cast at the Annual Meeting is necessary to approve Proposal 4, the ratification of the appointment of our independent registered public accounting firm. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the outcome of the vote on Proposal 4. The persons named in the accompanying form of proxy intend to vote such proxies to ratify the appointment of KPMG unless a contrary choice is indicated.

The Board unanimously recommends a vote FOR the ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for fiscal year 2010.

AUDIT FEES AND PREAPPROVAL POLICIES AND PROCEDURES

The Audit Committee of the Board of Directors has selected KPMG LLP, our current independent registered public accounting firm, to serve as our independent registered public accounting firm for the year ending December 31, 2010.

The Board of Directors has requested that representatives of KPMG LLP attend the Annual Meeting, and they are expected to attend. These representatives will have an opportunity to make a statement if they desire to do so, and will be available to respond to stockholder questions.

The following table sets forth the aggregate fees billed to Arbitron for services rendered during, or in connection with, the fiscal years ended December 31, 2009, and 2008, by KPMG LLP:

	2009	2008
Audit Fees(1)	$455,000	$457,000
Audit-Related Fees		
Benefit Plan Audits	33,000	32,000
Total Audit-Related Fees	33,000	32,000
Tax Fees	3,000	—
All Other Fees		
Continuing Education Seminars	3,000	2,000
Total All Other Fees	3,000	2,000
Total Fees to Independent Auditors	$494,000	$491,000

(1) Audit fees include costs associated with the audit of our financial statements included in our annual report on Form 10-K, the review of financial statements included in our quarterly reports on Form 10-Q, the annual audit of our internal control over financial reporting, one foreign statutory audit and consents provided with certain Form S-8 filings.

The Audit Committee, in accordance with the preapproval policies and procedures described below, approved all of the services described in the table above.

Preapproval Policies and Procedures

The Audit Committee's policy is to specifically review and preapprove any engagement of the independent registered public accounting firm to provide any audit or permissible nonaudit service to Arbitron. In the event that preapproval is required prior to a scheduled meeting, the Audit Committee has delegated authority to its Chairman to specifically preapprove engagements for the performance of nonaudit services, provided that the estimated cost for such services is less than $25,000. If the Chairman is not available, another member of the Audit Committee may preapprove such nonaudit service engagement. All decisions made under this delegation of authority are required to be reported to the full Audit Committee for ratification at its next scheduled meeting.

REPORT OF THE AUDIT COMMITTEE

The role of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity to U.S. generally accepted accounting principles.

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements for fiscal year 2009 with the Company's management and has discussed these financial statements with KPMG LLP, the Company's registered independent public accounting firm. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). KPMG LLP also provided the Audit Committee with both the written disclosures and the letter required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence), and has discussed with the Audit Committee the independence of KPMG LLP from the Company. In addition, the Audit Committee has considered whether the provision of nonaudit services, and the fees charged for such nonaudit services, by KPMG LLP are compatible with maintaining the independence of KPMG LLP from the Company, and determined that they are compatible with independence.

The Audit Committee discussed with the Company's internal and independent accountants the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and independent accountants, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. In addition, the Audit Committee met with the Chief Executive Officer, Chief Financial Officer and Vice President, Accounting Services and Treasury of the Company to discuss the processes they have undertaken to evaluate the accuracy and fair presentation of the Company's financial statements and the effectiveness of the Company's system of disclosure controls and procedures.

In reliance on the reviews and discussions referred to above and based on the foregoing, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements for fiscal year 2009 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Submitted by the Audit Committee of the
Board of Directors

Richard A. Post, Chair
Shellye L. Archambeau
David W. Devonshire

OTHER MATTERS

Arbitron Mailing Address

Our current mailing address is 9705 Patuxent Woods Drive, Columbia, Maryland 21046.

Multiple Stockholders Sharing the Same Address

We are sending only one annual report and proxy statement or Notice of Internet Availability of Proxy Materials to stockholders who share a single address unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if any stockholder residing at such an address wishes to receive a separate annual report, proxy statement, or Notice of Internet Availability of Proxy Materials in the future, they may telephone Arbitron's Treasury Manager at (410) 312-8278 or write to him at 9705 Patuxent Woods Drive, Columbia, Maryland 21046. If you did not receive an individual copy of this proxy statement or our annual report or Notice of Internet Availability of Proxy Materials and you wish to do so, we will send you a copy if you contact Arbitron's Treasury Manager in the same manner. In addition, if you are receiving multiple copies of our annual report and proxy statement or Notice of Internet Availability of Proxy Materials, you can request householding by contacting Arbitron's Treasury Manager in the same manner.

Stockholder Proposals for Next Year's Annual Meeting

If you want us to consider including a stockholder proposal in next year's proxy statement, you must deliver such proposal *in writing* to Timothy T. Smith, Executive Vice President and Chief Legal Officer, Legal and Business Affairs and Secretary at 9705 Patuxent Woods Drive, Columbia, Maryland 21046, no later than December 16, 2010.

Any other matters proposed to be submitted for consideration at next year's annual meeting of stockholders (other than a stockholder proposal included in our proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Securities Exchange Act of 1934, as amended) must be given in writing to our Corporate Secretary and received at our principal executive offices not less than 90 days nor more than 120 days prior to the date of the 2011 annual meeting of stockholders. The proposal must contain specific information required by our bylaws, which are on file with the Securities and Exchange Commission and may be obtained from our Corporate Secretary upon written request. If a stockholder proposal is received before or after the range of dates specified above, our proxy materials for the next annual meeting of stockholders may confer discretionary authority to vote on such matter without any discussion of the matter in the proxy materials.

Director Nominations

In accordance with procedures and requirements set forth in Article II, Section 13 of our bylaws, stockholders may propose nominees for election to the Board of Directors only after providing timely written notice to the Corporate Secretary, as set forth in the immediately preceding paragraph above. The notice must set forth:

- The nominee's name, age, business address and residence address;
- The nominee's principal occupation or employment;
- Number of shares of Arbitron common stock beneficially owned by the nominee;
- Any other information concerning the nominee that would be required, under rules of the Securities and Exchange Commission, in a proxy statement soliciting proxies for the election of directors; and
- Name and record address of, and number of shares of Arbitron common stock beneficially owned by, the stockholder making the nomination.

Proxy Solicitation

We have retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies for a fee not to exceed $8,000, plus reimbursement of out-of-pocket expenses. We will pay all expenses of soliciting proxies for the 2010 Annual Meeting. In addition to solicitations by mail, we have made arrangements for brokers, custodians, nominees and other fiduciaries to send proxy materials to their principals and we will reimburse them for their reasonable out-of-pocket expenses in doing so. Certain of our employees, who will receive no additional compensation for their services, may also solicit proxies by telephone, telecopy, personal interview or other means.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Arbitron with the Securities and Exchange Commission and the New York Stock Exchange. Such reporting persons are required by the Securities and Exchange Commission to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely upon a review of Section 16(a) reports furnished to us for 2009, and/or on written representations from certain reporting persons that no reports were required, we believe that our directors, executive officers and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during 2009.

Annual Report

A copy of our annual report for the year ended December 31, 2009 accompanies this proxy statement.

Arbitron has made previous filings under the Securities Act of 1933, as amended, and the Exchange Act that incorporate future filings, including this proxy statement, in whole or in part. However, the Report of the Compensation and Human Resources Committee and the Report of the Audit Committee shall not be incorporated by reference into any such filings.

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ARBITRON INC.
2008 EQUITY COMPENSATION PLAN

(Amended and Restated Effective as of , 2010 [Stockholder Approval Date] (the "Amendment and Restatement Date"))

1. *Purpose.*

The purpose of this 2008 Equity Compensation Plan (the "Plan") of Arbitron Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company's stockholders. Except where the context otherwise requires, the term "Company" includes any of the Company's present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations issued thereunder (the "Code") and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the "Board").

2. *Eligibility.*

All of the Company's employees, officers, and directors are eligible to be granted options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), deferred stock units ("DSUs"), other stock-based awards and cash awards as described in the Section 10(i) (each, an "Award") under the Plan. Each person who receives an Award under the Plan is deemed a "Participant."

3. *Administration and Delegation.*

(a) *Administration by Board of Directors.* The Plan will be administered by the Board. The Board has the authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it considers advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it considers expedient to carry the Plan into effect and will be the sole and final judge of such expediency. All decisions by the Board may be made in the Board's sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or in any Award. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

(b) *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). All references in the Plan to the "Board" mean the Board or a Committee of the Board or the officers referred to in Section 3(c) to the extent that the Board's powers or authority under the Plan have been delegated to such Committee or officers. Until and to the extent the Board determines otherwise, the Compensation and Human Resources Committee of the Board shall constitute the Committee.

(c) *Delegation to Officers.* To the extent permitted by applicable law, the Board may delegate to one or more officers of the Company the power to grant Awards (subject to any limitations under the Plan) to employees or officers of the Company or any of its present or future subsidiary corporations and to exercise such other powers under the Plan as the Board may determine, provided that the Board must fix the terms of the Awards to be granted by such officers (including the exercise price of such Awards, which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to Awards that the officers may grant; provided further, however, that no officer will be authorized to grant Awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange

Act of 1934, as amended (the "Exchange Act")) or to any "officer" of the Company (as defined by Rule 16a-1 under the Exchange Act).

(d) *Awards to Non-Employee Directors.* Discretionary Awards to non-employee directors will only be granted and administered by a Committee, all of the members of which are independent as defined by Section 303A.02 of the New York Stock Exchange Listed Company Manual.

4. *Stock Available for Awards.*

(a) *Number of Shares; Share Counting.*

(1) *Authorized Number of Shares.* Subject to adjustment under Section 9, Awards may be made under the Plan for up to 4,700,000 shares of common stock, $0.50 par value per share, of the Company (the "Common Stock"). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(2) *Share Counting.* For purposes of counting the number of shares available for the grant of Awards under the Plan and under the sublimits contained in Sections 4(b)(2), 4(b)(3), 4(b)(4), and 7(b)(1) with respect to vesting of Restricted Stock Awards, (i) all shares of Common Stock covered by independent SARs must be counted against the number of shares available for the grant of Awards; (ii) if any Award (A) expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part or (B) results in any Common Stock not being issued, the unused Common Stock covered by such Award will again be available for the grant of Awards; provided, however, in the case of Incentive Stock Options, the foregoing will be subject to any limitations under the Code; and provided further, in the case of independent SARs, that only the number of shares issued in settlement of a stock-settled SAR will be counted against the shares available under the Plan and against the sublimits listed in the first clause of this Section and (iii) shares of Common Stock delivered (either by actual delivery or attestation) to the Company by a Participant to (A) purchase shares of Common Stock upon the exercise of an Award or (B) satisfy tax withholding obligations (including shares retained from the Award creating the tax obligation) shall be added back to the number of shares available for the future grant of Awards.

(b) *Sub-limits.* Subject to adjustment under Section 9, the following sub-limits on the number of shares subject to Awards will apply:

(1) *Section 162(m) Per-Participant Limits.* The maximum number of shares of Common Stock with respect to which Options and SARs may be granted to any Participant under the Plan will be 700,000 in the aggregate during any period of three consecutive fiscal years of the Company. For purposes of the foregoing limit, the combination of an Option in tandem with a SAR (as each is hereafter defined) will be treated as a single Award. The maximum number of shares of Common Stock with regard to which Awards other than Options and SARs that are intended to qualify as "performance-based compensation" under Code Section 162(m) may be granted to any Participant under the Plan will be 500,000 during any period of three consecutive fiscal years of the Company. The per Participant limits described in this Section 4(b)(1) will be construed and applied consistently with Section 162(m) of the Code or any successor provision thereto, and the regulations thereunder ("Section 162(m)").

(2) *Limit on Incentive Stock Options.* The maximum number of shares with respect to which Incentive Stock Options may be granted is 4,700,000.

(c) *Substitute Awards.* In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards whether granted under the Plan or otherwise do not count against the overall share limit set forth in Section 4(a)(1) or any sublimits contained in the Plan, except as may be required by reason of Section 422 and related provisions of the Code or by the applicable listing requirements.

5. *Stock Options.*

(a) *General.* The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option that is not intended to be an Incentive Stock Option (as hereinafter defined) will be designated a "Non-statutory Stock Option."

(b) *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") will only be granted to employees of Arbitron Inc., any of Arbitron Inc.'s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and will be subject to and will be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or for any action taken by the Board, including without limitation the conversion of an Incentive Stock Option to a Nonstatutory Stock Option.

(c) *Exercise Price.* The Board will establish the exercise price of each Option and specify the exercise price in the applicable option agreement. Except for substitute Awards described in Section 4(c), the exercise price will be not less than 100% of the Fair Market Value (as defined below) on the date the Option is granted; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price will be not less than 100% of the Fair Market Value on such future date.

"Fair Market Value" of a share of Common Stock for purposes of the Plan will be determined as follows:

(1) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant; or

(2) if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices as reported by an authorized OTCBB market data vendor as listed on the OTCBB website (otcbb.com) on the date of grant; or

(3) if the Common Stock is not publicly traded, the Board will determine the Fair Market Value for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Code Section 409A, except as the Board or Committee may expressly determine otherwise.

For any date that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately preceding trading day and with the timing in the clauses above adjusted accordingly. The Board can substitute a particular time of day or other measure of "closing sale price" or "bid and asked prices" if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Code Section 409A.

The Board has sole discretion to determine the Fair Market Value for purposes of this Plan, and all Awards are conditioned on the participants' agreement that the Administrator's determination is conclusive and binding even though others might make a different determination.

(d) *Duration of Options.* Each Option will be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement; provided, however, that no Option will be granted with a term in excess of 10 years.

(e) *Exercise of Option.* Options may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with payment in full as specified in Section 5(f) for the number of shares for which the

Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

(f) *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option granted under the Plan will be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) except as may otherwise be provided in the applicable option agreement, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(3) to the extent provided for in the applicable option agreement or approved by the Board, in its sole discretion, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their Fair Market Value, provided (i) such method of payment is then permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such minimum period of time, if any, as may be established by the Board in its discretion and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4) to the extent permitted by applicable law and provided for in the applicable option agreement or approved by the Board, in its sole discretion, by payment of such other lawful consideration as the Board may determine; or

(5) by any combination of the above permitted forms of payment.

(g) *Limitation on Repricing.* Unless such action is approved by the Company's stockholders: (1) no outstanding Option granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option (other than adjustments pursuant to Section 9) and (2) the Board may not cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor either new Awards under the Plan covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option or cash.

(h) *No Dividend Equivalents.* No option will provide for the payment or accrual of the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock ("Dividend Equivalents").

6. *Stock Appreciation Rights.*

(a) *General.* The Board may grant Awards consisting of SARs entitling the holder, upon exercise, to receive an amount of Common Stock determined in whole or in part by reference to appreciation, from and after the date of grant, in the Fair Market Value of a share of Common Stock over the measurement price established pursuant to Section 6(c). The date as of which such appreciation is determined will be the exercise date.

(b) *Grants.* SARs may be granted in tandem with, or independently of, Options granted under the Plan.

(c) *Measurement Price.* The Board will establish the measurement price of each SAR and specify it in the applicable SAR agreement. Except for substitute Awards described in Section 4(c), the measurement price must not be less than 100% of the Fair Market Value on the date the SAR is granted; provided that if the Board approves the grant of a SAR with an exercise price to be determined on a future date, the exercise price must be not less than 100% of the Fair Market Value on such future date.

(d) *Duration of SARs.* Each SAR will be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable SAR agreement; provided, however, that no SAR will be granted with a term in excess of 10 years.

(e) *Exercise of SARs.* SARs may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board, together with any other documents required by the Board.

(f) *Limitation on Repricing.* Unless such action is approved by the Company's stockholders: (1) no outstanding SAR granted under the Plan may be amended to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding SAR (other than adjustments pursuant to Section 9) and (2) the Board may not cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor either new Awards under the Plan covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled SAR or cash.

(g) *Dividend Equivalents.* No SAR will provide for the payment or accrual of Dividend Equivalents.

7. *Restricted Stock; Restricted Stock Units.*

(a) *General.* The Board may grant Awards entitling recipients to acquire shares of Common Stock ("Restricted Stock"), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient if conditions specified by the Board in the applicable Award are not satisfied before the end of the applicable restriction period or periods established by the Board for such Award. Instead of granting Awards for Restricted Stock, the Board may grant Awards entitling the recipient to receive shares of Common Stock or cash to be delivered at the time such Award vests ("Restricted Stock Units") or at a future date ("Deferred Stock Units"), (Restricted Stock, Restricted Stock Units, and Deferred Stock Units are each referred to herein as a "Restricted Stock Award").

(b) *Limitations on Vesting.* Restricted Stock Awards that vest solely based on the passage of time will be zero percent vested before the first anniversary of the date of grant, no more than one-third vested before the second anniversary of the date of grant, and no more than two-thirds vested before the third anniversary of the date of grant. Restricted Stock Awards that do not vest solely based on the passage of time will not vest before the first anniversary of the date of grant (or, in the case of Awards to non-employee directors, if earlier, the date of the first annual meeting held after the date of grant). Notwithstanding any other provision of this Plan (other than Section 10(i), if applicable), the Board may, in its discretion, either at the time a Restricted Stock Award is made or at any time thereafter, waive its right to repurchase shares of Common Stock (or waive the forfeiture thereof) or remove or modify any part or all of the restrictions applicable to the Restricted Stock Award, provided that the Board may only exercise such rights in the event of death, disability or retirement of the Participant; or a merger, consolidation, sale, reorganization, recapitalization, or change in control of the Company. The limitations of this Section 7(b) will not apply to (y) Performance Awards granted pursuant to Section 10(i) or (z) Restricted Stock Awards granted, in the aggregate, for up to 10% of the maximum number of authorized shares set forth in Section 4(a)(1).

(c) *Terms and Conditions for All Restricted Stock Awards.* The Board will determine the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(d) *Additional Provisions Relating to Restricted Stock.*

(1) *Dividends.* Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such shares, unless otherwise provided by the Board. Unless otherwise provided by the Board, if any dividends or distributions are paid in shares, or consist of a dividend or distribution to holders of Common Stock other than an ordinary cash dividend, the shares, cash or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid. Each dividend payment will be made no later than

the end of the calendar year in which the dividends are paid to shareholders of that class of stock or, if later, the 15th day of the third month following the date the dividends are paid to shareholders of that class of stock. Notwithstanding the foregoing, dividends payable with respect to shares of Restricted Stock constituting Performance Awards shall only be delivered when the restrictions on the shares to which the dividends relate lapse.

(2) *Stock Certificates.* The Company may require that any stock certificates issued in respect of shares of Restricted Stock must be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) will deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "Designated Beneficiary"). In the absence of an effective designation by a Participant, "Designated Beneficiary" means the Participant's estate.

(e) *Additional Provisions Relating to Restricted Stock Units and Deferred Stock Units.*

(1) *Settlement.* Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted Stock Unit, the Participant will be entitled to receive from the Company one share of Common Stock or an amount of cash equal to the Fair Market Value of one share of Common Stock, as determined by the Board and provided in the applicable Award agreement. The Board may, in its discretion, provide that settlement of Restricted Stock Units will be deferred, on a mandatory basis or at the election of the Participant and become a Deferred Stock Unit.

(2) *Voting Rights.* A Participant will have no voting rights with respect to any Restricted Stock Units or Deferred Stock Units.

(3) *Dividend Equivalents.* To the extent provided by the Board, in its sole discretion, a grant of Restricted Stock Units or Deferred Stock Units may provide Participants with Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participants, may be settled in cash and/or shares of Common Stock and may be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units or Deferred Stock Units with respect to which paid, as determined by the Board in its sole discretion, subject in each case to such terms and conditions as the Board establishes, in each case to be set forth in the applicable Award agreement. Notwithstanding the foregoing, Dividend Equivalents (if any) associated with Performance Awards shall be accumulated and paid only as and to the extent the related shares underlying the Performance Awards are issued.

8. *Other Stock-Based Awards.*

(a) *General.* Other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property, may be granted hereunder to Participants ("Other Stock-Based Awards"), including without limitation Awards entitling recipients to receive shares of Common Stock to be delivered in the future. Such Other Stock-Based Awards will also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock or cash, as the Board determines.

(b) *Terms and Conditions.* Subject to the provisions of the Plan, the Board will determine the terms and conditions of each Other Stock-Based Award, including any purchase price applicable thereto; provided however, that Other Stock-Based Awards shall be subject to the limitations of Section 7(b) and the requirement in Section 7(a)(3) regarding accumulation of dividend equivalents with respect to Performance Awards.

9. *Adjustments for Changes in Common Stock and Certain Other Events.*

(a) *Changes in Capitalization.* In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the sub-limits and share counting rules set forth in Sections 4(a) and 4(b) and 7(b)(1) with respect to vesting of Restricted Stock Awards, (iii) the number and class of securities and exercise price per share of each outstanding Option, (iv) the share- and per-share provisions and the exercise price of each SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding Restricted Stock Award and (vi) the share- and per-share-related provisions and the purchase price, if any, of each outstanding Other Stock-Based Award, must be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, if the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend will be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(b) *Reorganization Events.*

(1) *Definition.* A "Reorganization Event" means: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction or (c) any liquidation or dissolution of the Company.

(2) *Consequences of a Reorganization Event on Awards Other than Restricted Stock Awards.* In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock Awards on such terms as the Board determines: (i) provide that Awards must be assumed, or substantially equivalent Awards must be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that the Participant's unexercised Awards will terminate immediately before the consummation of such Reorganization Event unless exercised by the Participant within a specified period following the date of such notice, (iii) provide that outstanding Awards will become exercisable, realizable, or deliverable, or restrictions applicable to an Award will lapse, in whole or in part before or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to a Participant equal to the excess, if any, of (A) the Acquisition Price times the number of shares of Common Stock subject to the Participant's Awards (to the extent the exercise price does not exceed the Acquisition Price) over (B) the aggregate exercise price of all such outstanding Awards and any applicable tax withholdings, in exchange for the termination of such Awards, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 9(b), the Board will not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

For purposes of clause (i) above, an Option will be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately before the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately before the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in value (as determined by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(3) Consequences of a Reorganization Event on Restricted Stock Awards. Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company under each outstanding Restricted Stock Award will inure to the benefit of the Company's successor and will, unless the Board determines otherwise, apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to the Common Stock subject to such Restricted Stock Award. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock Award or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock Awards then outstanding will automatically be deemed terminated or satisfied.

(c) Change in Control Events.

(1) Definition. Except to the extent defined differently in an Award, a "Change in Control Event" means:

(i) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the "Exchange Act")) (a "Person") of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d 3 promulgated under the Exchange Act) 25% or more of either (x) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions will not constitute a Change in Control Event: (1) any acquisition directly from the Company or (2) any acquisition by any corporation pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (c) of this definition; or

(ii) such time as the Continuing Directors (as defined below) do not constitute at least a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term "Continuing Director" means at any date a member of the Board (x) who was a member of the Board on the date of the initial adoption of this Plan by the Board or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that this clause (y) excludes any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(iii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately before such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which includes, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company's assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the "Acquiring Corporation") in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately before such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, 25% or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed before the Business Combination); or

(iv) the liquidation or dissolution of the Company.

(2) *Effect on Awards.* Notwithstanding the provisions of Section 9(b), except as provided otherwise in an individual agreement governing an Award, in the event of a Change in Control Event:

(i) for the portion of each Award that continues in effect or is assumed or for which substantially equivalent awards are substituted (as provided in Section 9(b)(2)), then Award or the substituted Award shall become fully vested, exercisable and payable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the shares (or other consideration) at the time represented by such continuing, assumed or substituted portion of the Award, immediately upon termination of the Participant's employment or other service relationship if such employment or service relationship is terminated by the successor company or the Company without "cause" or voluntarily by the Participant with "good reason" (in each case as defined in the applicable agreement governing the Award) within twenty-four (24) months after the Change in Control Event; and

(ii) for the portion of each Award that does not continue in effect and is neither assumed nor substituted, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value) for all of the shares (or other consideration) at the time represented by such portion of the Award, immediately prior to the effective date of the Change in Control Event, provided that the Participant's employment or service relationship has not terminated prior to such date.

10. *General Provisions Applicable to Awards.*

(a) *Transferability of Awards.* Awards cannot be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant; provided, however, that the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if, with respect to such proposed transferee, the Company would be eligible to use a Form S-8 for the registration of the sale of the Common Stock subject to such Award under the Securities Act of 1933, as amended; provided, further, that the Company will not be required to recognize any such transfer until such time as the Participant and such permitted transferee must, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee will be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, include references to authorized transferees.

(b) *Documentation.* Each Award will be evidenced in such form (written, electronic or otherwise) as the Board determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) *Board Discretion.* Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) *Termination of Status.* The Board may determine the effect on an Award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e) *Withholding.* The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise or release from forfeiture of an Award or, if the Company so requires, at the same time as is payment of the exercise price unless the Company determines otherwise. If provided for in an Award or approved by the Board in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value; provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(f) *Amendment of Award.* Except as otherwise provided in Section 5(g) with respect to repricings, Section 7(b)(1) with respect to vesting of Restricted Stock Awards, Section 10(i) with respect to Performance Awards or Section 11(d) with respect to actions requiring shareholder approval, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option. The Participant's consent to such action will be required unless (i) the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant's rights under the Plan or (ii) the change is permitted under Section 9 hereof.

(g) *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h) *Acceleration.* Except as otherwise provided in Section 10(i) with respect to Performance Awards or Section 11(d) with respect to actions requiring shareholder approval, and subject to Section 7(b), the Board may at any time provide that any Award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

(i) *Performance Awards.*

(1) *Grants.* Restricted Stock Awards, Other Stock-Based Awards and Cash Awards under the Plan may be made subject to the achievement of performance goals pursuant to this Section 10(i) ("Performance Awards"), subject to the limit in Section 4(b)(1) on shares covered by such grants. Subject to Section 10(i)(4), no Performance Awards will vest before the first anniversary of the date of grant. Performance Awards can also provide for cash payments of up to $5,000,000 per fiscal year per individual.

(2) *Committee.* Grants of Performance Awards to any Covered Employee intended to qualify as "performance-based compensation" under Section 162(m) ("Performance-Based Compensation") must be made only by a Committee (or subcommittee of a Committee) comprised solely of two or more directors eligible to serve on a committee making Awards qualifying as "performance-based compensation" under Section 162(m). In the case of such Awards granted to Covered Employees, references to the Board or to a Committee will be treated as referring to such Committee or subcommittee. "Covered Employee" means any person who is, or whom the Committee, in its discretion, determines may be, a "covered employee" under Section 162(m)(3) of the Code.

(3) *Performance Measures.* For any Award that is intended to qualify as Performance-Based Compensation, the Committee must specify that the degree of granting, vesting and/or payout must be subject to the achievement of one or more objective performance measures established by the Committee, which will be based on the relative or absolute attainment of specified levels of one or any combination of the following: (i) change in share price; (ii) operating earnings, operating profit margins, earnings before interest, taxes, depreciation, or amortization, net earnings, earnings per share (basic or diluted) or other measure of earnings; (iii) total stockholder return; (iv) operating margin; (v) gross margin; (vi) balance sheet performance, including debt, long or short term, inventory, accounts payable or receivable, working capital, or shareholders' equity; (vii) return measures, including return on invested capital, sales, assets, investment or equity; (viii) days' sales outstanding; (ix) operating income; (x) net operating income; (xi) pre-tax profit; (xii) cash flow, including cash flow from operations, investing, or financing activities, before or after dividends, investments, or capital expenditures; (xiii) revenue; (xiv) expenses, including cost of goods sold, operating expenses, marketing and administrative expense, research and development, restructuring or other special or unusual items, interest, tax expense, or other measures of savings; (xv) earnings before interest, taxes and depreciation; (xvi) economic value created or added; (xvii) market share; (xviii) sales or net sales; (xix) sales or net sales of particular products; (xx) gross profits; (xxi) net income; (xxii) inventory turns; (xxiii) revenue per employee; and (xxiv) implementation or completion of critical projects involving acquisitions, divestitures, process improvements, product or production quality, attainment of other strategic objectives relating to market penetration, geographic expansion, product development, regulatory or quality performance, innovation or research goals. Such goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The Committee may specify that such performance measures will be adjusted to exclude any one or more of (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset, and (v) charges for restructuring and rationalization programs. Such performance measures: (i) may vary by Participant and may be different for different Awards; (ii) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Committee; and (iii) will be set by the Committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m). Awards that are not intended to qualify as Performance-Based Compensation may be based on these or such other performance measures as the Board may determine.

(4) *Adjustments.* Notwithstanding any provision of the Plan, with respect to any Performance Award that is intended to qualify as Performance-Based Compensation, the Committee may adjust downwards, but not upwards, the cash or number of Shares payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance measures except in the case of the death or disability of the Participant or a change in control of the Company.

(5) *Other.* The Committee will have the power to impose such other restrictions on Performance Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for Performance-Based Compensation.

11. *Miscellaneous*

(a) *No Right To Employment or Other Status.* No person will have any claim or right to be granted an Award, and the grant of an Award must not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares.

(c) *Effective Date and Term of Plan.* The Plan as restated will become effective on the date the Plan is approved by the Company's stockholders (the "Effective Date"). No Awards will be granted under the Plan after the expiration of 10 years from the Amendment and Restatement Date, but Awards previously granted may extend beyond that date.

(d) *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that (i) to the extent required by Section 162(m), no Award granted to a Participant that is intended to comply with Section 162(m) after the date of such amendment will become exercisable, realizable or vested, as applicable to such Award, unless and until the Company's stockholders approve such amendment if required by Section 162(m) (including the vote required under Section 162(m)); and (ii) no amendment that would require stockholder approval under the rules of the New York Stock Exchange ("NYSE") may be made effective unless and until the Company's stockholders approve such amendment. In addition, if at any time the approval of the Company's stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 11(d) will apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment does not materially and adversely affect the rights of Participants under the Plan.

(e) *Provisions for Foreign Participants.* The Board may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

(f) *Compliance with Code Section 409A.* The Company will have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant or for any action taken by the Board.

(g) *Governing Law.* The provisions of the Plan and all Awards made hereunder will be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than such state.

Appendix B

ARBITRON INC.
EMPLOYEE STOCK PURCHASE PLAN

(Amended and Restated as of [ ], 2010 [Stockholder Approval Date])

1. *Purpose of Plan.*

The purpose of the Arbitron Inc. Employee Stock Purchase Plan (the "Plan") is to advance the interests of Arbitron Inc., a Delaware corporation formerly known as Ceridian Corporation (the "Company"), and its stockholders by providing employees of the Company and certain of its subsidiaries with an opportunity to acquire an ownership interest in the Company through the purchase of common stock of the Company on favorable terms through payroll deductions. It is the intention of the Company that the Plan qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and provisions of the Plan shall be construed consistent with such intention.

2. *Definitions.*

The following terms will have the meanings set forth below, unless the context clearly otherwise requires:

2.1 *"Agent"* means the party or parties designated by the Company to provide Share Accounts and certain administrative services in connection with the Plan.

2.2 *"Applicable Dollar Limitation"* means the maximum amount that a Participant can accrue for purposes of purchases within any one calendar year as provided under Section 423(b)(8) of the Code (i.e., $25,000 as of May 25, 2010).

2.3 *"Board"* means the Board of Directors of the Company or any committee thereof to which the Board of Directors has delegated authority with respect to the Plan.

2.4 *"Common Stock"* means the common stock, par value $.50 per share, of the Company, or the number and kind of shares of stock or other securities into which such common stock may be changed in accordance with Section 11 of the Plan.

2.5 *"Committee"* means the Compensation and Human Resources Committee of the Board, or such successor committee that meets the criteria specified in Section 3.

2.6 *"Contribution Account"* means an account established for each Participant to which payroll deductions under the Plan are credited in accordance with Section 7.

2.7 *"Designated Subsidiary"* means a Subsidiary that has been designated by the Board from time to time, in its sole discretion, as eligible to participate in the Plan.

2.8 *"Employee"* means any person, including an officer, who is employed on a full-time or part-time basis by a Participating Employer.

2.9 *"Ending Date"* means the last day of each Offering Period.

2.10 *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

2.11 *"Fair Market Value"* means, with respect to the Common Stock, as of any date:

(a) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant; or

(b) if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices as reported by an authorized OTCBB market data vendor as listed on the OTCBB website (otcbb.com) on the date of grant; or

(c) if the Common Stock is not publicly traded, the Committee will determine the Fair Market Value for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the requirements of Section 423 of the Code.

For any date that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately preceding trading day and with the timing in the clauses above adjusted accordingly. The Committee can substitute a particular time of day or other measure of "closing sale price" or "bid and asked prices" if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Section 423 of the Code.

2.12 *"Grant Date"* means the first day of each Offering Period.

2.13 *"Insider"* means any Employee who is subject to Section 16 of the Exchange Act.

2.14 *"Offering Period"* means each three-month period beginning on March 16 and ending on June 15, or beginning on June 16 and ending on September 15, or beginning on September 16 and ending on December 15, or beginning on December 16 and ending on March 15.

2.15 *"Participant"* means an eligible Employee who elects to participate in the Plan in accordance with Section 6.

2.16 *"Participating Employer"* means the Company and any Designated Subsidiary that has elected to participate in the Plan.

2.17 *"Share Account"* means the brokerage account established by the Agent for each Participant to which shares of Common Stock purchased under the Plan are credited in accordance with Section 9. The Share Account will be established pursuant to a separate agreement between each Participant and the Agent.

2.18 *"Subsidiary"* means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

3. *Administration.*

The Plan shall be administered by the Committee (or any successor thereto appointed by the Board consisting of not less than three members, all of whom must be members of the Board who are "Non-Employee Directors" as defined in Rule 16b-3 under the Exchange Act). Members of the Committee shall be appointed from time to time by the Board, shall serve at the pleasure of the Board, and may resign at any time upon written notice to the Board. A majority of the members of the Committee shall constitute a quorum. The Committee shall act by majority approval of the members, but action may be taken by the Committee without a meeting if unanimous written consent is given. In accordance with and subject to the provisions of the Plan, the Committee shall have authority to interpret the Plan, to make, amend and rescind rules and regulations regarding the Plan (including rules and regulations intended to insure that operation of the Plan complies with Section 16 of the Exchange Act), and to make all other determinations necessary or advisable in administering the Plan, all of which determinations shall be final and binding upon all persons. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it. To the extent consistent with corporate law, the Committee may delegate to any directors or officers of the Company the duties, power and authority of the Committee under the Plan pursuant to such conditions or limitations as the Committee may establish; provided, however, that only the Committee may exercise such duties, power and authority with respect to Insiders. The Committee may request advice or assistance or retain the services of such other persons as are necessary for the proper administration of the Plan.

4. *Eligibility.*

Any person who is (a) an Employee on the last day of the calendar month immediately preceding a Grant Date, (b) is not on long-term disability or unpaid leave status at that time, and (c) has reached the age of majority in the state or province in which he or she resides shall be eligible to participate in the Plan for the Offering Period beginning on such Grant Date, subject to the limitations imposed by Section 423(b) of the Code.

5. *Offering Periods.*

Options to purchase shares of Common Stock shall be granted to Participants under the Plan through a series of consecutive Offering Periods. The first Offering Period under the Plan began on September 16, 1995. Offering Periods under the Plan shall continue until either (a) the Committee decides, in its sole discretion, to cancel future Offering Periods because the Common Stock remaining available under the Plan is insufficient to grant options to all eligible Employees, or (b) the Plan is terminated in accordance with Section 17 below. Notwithstanding the foregoing, and without limiting the authority of the Committee under Section 3, 11.2 and 17 of the Plan, the Committee, in its sole discretion, may (a) accelerate the Ending Date of the then current Offering Period and provide for the exercise of Options thereunder by Participants in accordance with Section 9 of the Plan, or (b) accelerate the Ending Date of the then current Offering Period and provide that all payroll deductions credited to the accounts of Participants will be paid to Participants as soon as practicable after such Ending Date and that all Options for such Offering Period will automatically be canceled and will no longer be exercisable.

6. *Participation.*

Participation in the Plan is voluntary. An eligible Employee may become a Participant in the Plan by completing an enrollment form provided by the Company authorizing payroll deductions and the establishment of a Share Account, and filing the enrollment form with the Company's Organization Effectiveness department not later than the last business day of the month immediately preceding the Grant Date of the first Offering Period in which the Participant wishes to participate. Any election to participate must be made in a manner that complies with the Company's Insider Trading Policy.

7. *Payroll Deductions.*

7.1 Each Employee electing to participate in the Plan shall designate on the enrollment form the amount of money which he or she wishes to have deducted from his or her paycheck each pay day to purchase Common Stock pursuant to the Plan. The aggregate amount of such payroll deductions shall not be less than $25.00 per month, and shall not be more than 85% of one quarter of the Applicable Dollar Limitation (currently, $5,312.50 (85% of $6,250)) per Offering Period, pro-rated equally over the number of pay days applicable to a Participant during each such Offering Period. Deductions for Plan purposes will not be withheld from compensation amounts, such as annual bonus or gain sharing payments, that are not part of a Participant's normal and recurring compensation each payday.

7.2 Payroll deductions for a Participant shall commence on the first pay day on or after the Grant Date of the applicable Offering Period and shall continue until the termination date of the Plan, unless participation in the Plan is sooner terminated as provided in Section 10, the deduction amount is increased or decreased by the Participant as provided in Section 7.4, deductions are suspended as provided in Section 7.4 or the Offering Period is adjusted by the Committee as provided in Section 5. Except for a Participant's rights to change the amount of, suspend or discontinue deductions pursuant to Sections 7.4 and 10, the same deduction amount shall be utilized for each pay day during subsequent Offering Periods, whether or not the Participant's compensation level increases or decreases. If the pay period of any Participant changes, such as from weekly to semi-monthly, an appropriate adjustment shall be made to the deduction amount for each pay day corresponding to the new pay period, if necessary, so as to ensure the deduction of the proper amount as specified by the Participant in his or her enrollment form for that Offering Period.

7.3 All payroll deductions authorized by a Participant shall be credited to the Participant's Contribution Account. A Participant may not make any separate cash payment or contribution to such Contribution Account. Contribution Accounts shall be solely for bookkeeping purposes, and no separate fund or trust shall be established for payroll deductions. Until utilized to purchase shares of Common Stock, funds from payroll deductions shall be held as part of the Participating Employers' general assets, and the Participating Employers shall not be obligated to segregate such funds. No interest shall accrue on a Participant's payroll deductions under the Plan.

7.4 No increases or decreases in the amount of payroll deductions for a Participant may be made during an Offering Period. A Participant may increase or decrease the amount of his or her payroll deductions under the Plan, or may suspend such payroll deductions, for subsequent Offering Periods by completing a change form and filing it with the Company's Organization Effectiveness department not later than the last business day of the month immediately preceding the Grant Date for the Offering Period as of which such increase, decrease or suspension is to be effective. Any change to the payroll deductions must be made in a manner that complies with the Company's Insider Trading Policy.

7.5 Payroll deductions which are authorized by Participants who are paid other than in U.S. currency shall be withheld in Contribution Accounts in the country in which such Participant is employed until exercise of an option granted hereunder. Upon exercise of the option granted to such Participant, the amount so withheld shall be converted into U.S. dollars on the basis of the rate of exchange, as published in the Wall Street Journal or provided by a generally recognized source, for such currency into U.S. dollars as of the business day immediately preceding the Ending Date for such Offering Period. The purchase price shall thereupon be paid to the Company in U.S. dollars following such conversion, the extent to which the Participant may exercise an option therefore being dependent, in part, upon the applicable rate of currency exchange. If, as a result of fluctuations in the exchange rate between the U.S. dollar and a foreign currency during an Offering Period, a Participant who is paid in such foreign currency has less than the minimum permitted amount deducted during an Offering Period, the amount deducted will, nevertheless, be used to purchase Common Stock in accordance with the Plan.

8. *Grant of Option.*

8.1 Subject to Section 8.2, on each Grant Date, each eligible Employee who is then a Participant shall be granted (by operation of the Plan) an option to purchase the number of whole and fractional shares (computed to the fourth decimal place) of Common Stock equal to the lesser of (a) the amount determined by dividing the amount of payroll deductions credited to his or her Contribution Account during the Offering Period beginning on such Grant Date by the Purchase Price specified in the following sentence, or (b) the amount determined by dividing one quarter of the Applicable Dollar Limitation (currently $6,250) by the Fair Market Value of one share of Common Stock on the applicable Grant Date. The purchase price per share of such shares (the "Purchase Price") shall be the lesser of (i) 85% of the Fair Market Value of one share of Common Stock on the applicable Grant Date, or (ii) 85% of the Fair Market Value of one share of Common Stock on the applicable Ending Date.

8.2 *Despite any provisions of the Plan that may provide or suggest otherwise:*

(a) no Employee shall be granted an option under the Plan to the extent that immediately after the grant, such Employee (or any other person whose stock ownership would be attributed to such Employee pursuant to Section 424(d) of the Code) would own shares of Common Stock and/or hold outstanding options to purchase shares of Common Stock that would in the aggregate represent 5% or more of the total combined voting power or value of all classes of shares of the Company or of any Subsidiary;

(b) no Employee shall be granted an option under the Plan to the extent that the Employee's rights to purchase shares of Common Stock under all "employee stock purchase plans" (within the meaning of Section 423 of the Code) of the Company and its Subsidiaries would accrue (i.e., become exercisable) at a rate that exceeds the Applicable Dollar Limitation of Fair Market Value of such shares of Common Stock (determined at the time such option is granted, which is the Grant Date) for each calendar year in which such option is outstanding at any time; or

(c) no Participant may purchase more than 6,000 shares of Common Stock under the Plan in any given Offering Period.

9. *Exercise of Option.*

9.1 Unless a Participant withdraws from the Plan pursuant to Section 10, his or her option for the purchase of shares of Common Stock granted for an Offering Period will be exercised automatically and in full at the applicable Purchase Price as soon as practicable following the Ending Date of such Offering Period. If the full amount credited to a Participant's Contribution Account during an Offering Period is not required to exercise such Participant's option for that Offering Period in full (due to the applicability of clause (b) of

Section 8.1 and/or fluctuations in the exchange rate between the U.S. dollar and the foreign currency in which such Participant is paid), the amount not required to exercise such option shall promptly be refunded to the Participant following the Ending Date of such Offering Period.

9.2 No Participant (or any person claiming through such Participant) shall have any interest in any Common Stock subject to an option under the Plan until such option has been exercised and the shares of Common Stock purchased, at which point such Participant shall have all of the rights and privileges of a stockholder of the Company with respect to shares purchased under the Plan. During his or her lifetime, a Participant's option to purchase shares of Common Stock under the Plan is exercisable only by the Participant.

9.3 Shares of Common Stock purchased pursuant to the exercise of options hereunder shall be held in Share Accounts maintained for and in the name of each Participant by the Agent, such Agent or its nominee to be the record holder of such shares for the benefit of the Participant. The Agent shall provide each Participant with a quarterly statement of his or her Share Account.

9.4 Dividends paid with respect to shares credited to each Share Account will be themselves credited to such Account and, if paid in cash, will automatically be reinvested in whole and fractional shares of Common Stock.

9.5 A Participant may request that the Agent cause a stock certificate representing some or all of the number of whole shares of Common Stock credited to the Participant's Share Account be issued in the name of the Participant. The Agent shall cause such certificate to be issued as soon as practicable after its receipt of such request and the payment by the Participant of any applicable issuance fees. From and after the date of the issuance of any such certificate, the number of shares credited to the Participant's Share Account shall be reduced by the number of shares represented by such certificate, and the Participant shall thereafter be the record holder of the shares represented by such certificate.

10. *Withdrawal; Termination of Employment.*

10.1 A Participant may terminate his or her participation in the Plan and withdraw all, but not less than all, of the payroll deductions credited to his or her Contribution Account under the Plan at any time on or before the last business day of an Offering Period by giving written notice to the Company. The timing of any withdrawal must comply with the Company's Insider Trading Policy. The notice shall (a) state that the Participant wishes to terminate participation in the Plan, (b) specify the withdrawal date, and (c) request the withdrawal of all of the Participant's payroll deductions held under the Plan. All of the Participant's payroll deductions credited to his or her Contribution Account will be paid to the Participant as soon as practicable after the withdrawal date specified in the notice of withdrawal (or, if no such date is specified, as soon as practicable after receipt of the notice of withdrawal), the Participant's option for such Offering Period will be automatically canceled, and no further payroll deductions for the purchase of shares of Common Stock will be made for such Offering Period or for any subsequent Offering Period, except pursuant to a re-enrollment in the Plan as provided in Section 10.2.

10.2 If a Participant's suspension of payroll deductions under the Plan pursuant to Section 7.4 continues for four consecutive Offering Periods, such suspension shall be deemed an election by the Participant to terminate his or her participation in the Plan, and such termination shall be effective as of the Ending Date of the fourth consecutive Offering Period during which no payroll deductions occurred. If, for any reason, a Participant's net pay after withholding taxes and other applicable deductions not related to the Plan (such as for health and welfare benefits) each pay day becomes less than the amount the Participant has designated be deducted each pay day for contribution to the Plan, such occurrence shall be deemed an election by the Participant to terminate his or her participation in the Plan, and such termination shall be effective immediately. Following such termination, all of the Participant's payroll deductions credited to his or her Contribution Account will be paid to the Participant as soon as practicable, the Participant's option for such Offering Period will be automatically canceled, and no further payroll deductions for the purchase of shares of Common Stock will be made for such Offering Period or for any subsequent Offering Period, except pursuant to a re-enrollment in the Plan as provided in Section 10.4.

10.3 Upon termination of a Participant's employment with all Participating Employers for any reason, including retirement or death, his or her participation in the Plan will automatically cease and the payroll deductions accumulated in his or her Contribution Account will be returned to the Participant as soon as practicable after such employment termination or, in the case of death, to the person or persons entitled thereto under Section 12 below, and the Participant's option for the current Offering Period will be automatically canceled. For purposes of the Plan, the termination date of employment shall be the Participant's last date of actual employment and shall not include any period during which such Participant receives any severance payments. A transfer of employment between the Company and a Designated Subsidiary or between one Designated Subsidiary and another Designated Subsidiary, or leave of absence approved by the Participating Employer, shall not be deemed a termination of employment under this Section 10.3.

10.4 A Participant's termination of participation in the Plan pursuant to Section 10.1 or 10.2 will not have any effect upon his or her eligibility to participate in a subsequent Offering Period by completing and filing a new enrollment form in accordance with Section 6 or in any similar plan that may hereafter be adopted by the Company.

11. *Stock Subject to the Plan.*

11.1 The maximum number of shares of Common Stock that shall be reserved for sale under the Plan shall be 1,100,000 shares, subject to adjustment as provided in Sections 11.2 and 11.3. The shares to be sold to Participants under the Plan may be, at the election of the Company, either treasury shares or shares authorized but unissued. If the total number of shares of Common Stock that would otherwise be subject to options granted pursuant to Section 8 on any Ending Date exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding), the Committee shall make a pro rata allocation of the shares of Common Stock remaining available for issuance in as uniform and equitable a manner as is practicable, as determined in the Committee's sole discretion. In such event, the Company shall give written notice of such reduction of the number of shares subject to the option to each Participant affected thereby and shall return any excess funds accumulated in each Participant's Contribution Account as soon as practicable after the Ending Date of such Offering Period.

11.2 In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin-off) or any other similar change in the corporate structure or shares of the Company, the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) will make appropriate adjustments (which determination will be conclusive) as to the number and kind of securities or other property (including cash) available for issuance or payment under the Plan and, in order to prevent dilution or enlargement of the rights of Participants, (a) the number and kind of securities or other property (including cash) subject to each outstanding option, and (b) the Purchase Price of outstanding options.

11.3 Subject to the following provisions of this Section 11.3, if the Company is the surviving corporation in any reorganization, merger or consolidation with or involving one or more other corporations, each outstanding option under the Plan shall apply to the amount and kind of securities to which a holder of the number of shares of Common Stock subject to such option would have been entitled immediately following such reorganization, merger or consolidation, with a corresponding proportionate adjustment of the Purchase Price. If there is a (a) dissolution or liquidation of the Company, (b) merger, consolidation or reorganization of the Company with one or more other corporations in which the Company is not the surviving corporation, (c) sale of all or substantially all of the assets of the Company to another person or entity, or (d) transaction (including a merger or reorganization in which the Company is the surviving corporation) approved by the Board that results in any person or entity owning more than 50% of the combined voting power of all classes of stock of the Company, then the Plan and all options outstanding thereunder shall terminate, except as provided in the following sentence. If provision is made in writing in connection with such transaction for the continuation of the Plan and either the assumption of the options theretofore granted or the substitution for such options of new options covering the stock of a successor corporation (or a parent or subsidiary thereof), in either case with appropriate adjustments as to the number and kinds of shares and exercise prices, then the Plan shall continue in the manner and under the terms provided. If the Plan is terminated as provided in this Section 11.3, the current Offering Period shall be deemed to have ended as of a date selected by the Committee prior to such termination, and the options of each Participant then outstanding shall be deemed to have been automatically exercised in accordance with Section 9.1 on such last trading day. The Committee shall cause written notice to be sent of an event that will result in such a termination to all Participants not later than the time the Company gives notice thereof to its stockholders. Adjustments under this Section 11.3 shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive.

12. *Designation of Beneficiary.*

12.1 A Participant may file a written designation of a beneficiary who is to receive a cash refund of the amount, if any, from the Participant's Contribution Account under the Plan in the event of such Participant's death at a time when cash is held for his or her account. Disposition of shares of Common Stock in a Participant's Share Account upon the Participant's death shall be in accordance with the agreement governing the Share Account.

12.2 A designation of beneficiary pursuant to Section 12.1 may be changed by the Participant at any time by written notice. In the event of the death of a Participant in the absence of a valid designation of a beneficiary who is living at the time of such Participant's death, the Company shall deliver such cash to the executor or administrator of the estate of the Participant; or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company in its discretion, may deliver such cash to the spouse or to any one or more dependents or relatives of the Participant; or, if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

13. *No Right to Employment.*

Nothing in the Plan will interfere with or limit in any way the right of the Company or any Participating Employer to terminate the employment of any Employee or Participant at any time, nor confer upon any Employee or Participant any right to continue in the employ of the Company or any Participating Employer.

14. *Rights As a Stockholder.*

As a holder of an Option under the Plan, a Participant will have no rights as a stockholder unless and until such Option is exercised and the Participant becomes the holder of record of shares of Common Stock. Except as otherwise provided in the Plan, no adjustment will be made for dividends or distributions with respect to Options as to which there is a record date preceding the date the Participant becomes the holder of record of such shares, except as the Committee may determine in its sole discretion.

15. *Transferability.*

Neither payroll deductions credited to a Participant's Contribution Account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

16. *No Right to Employment.*

Notwithstanding any other provision of the Plan or any agreements entered into pursuant to the Plan, the Company will not be required to issue any shares of Common Stock under the Plan, and a Participant may not sell, assign, transfer or otherwise dispose of shares of Common Stock issued pursuant to Options granted under the Plan, unless (a) there is in effect with respect to such shares a registration statement under the Securities Act and any applicable state or foreign securities laws or an exemption from such registration under the Securities Act and applicable state or foreign securities laws, and (b) there has been obtained any other consent, approval or permit from any other regulatory body that the Committee, in its sole discretion, deems necessary or advisable. The Company may condition such issuance, sale or transfer upon the receipt of any representations or agreements from the parties involved, and the placement of any legends on certificates representing shares of Common Stock, as may be deemed necessary or advisable by the Company in order to comply with such securities law or other restrictions.

17. *Amendment or Termination.*

The Board may suspend or terminate the Plan or any portion thereof at any time, and may amend the Plan from time to time in such respects as the Board may deem advisable in order that Options under the Plan will conform to any change in applicable laws or regulations or in any other respect the Board may deem to be in the best interests of the Company; provided, however, that no amendments to the Plan will be effective without approval of the stockholders of the Company if stockholder approval of the amendment is then required pursuant to Section 423 of the Code or the rules of any stock exchange or similar regulatory body. Upon termination of the Plan, the Committee, in its sole discretion, may take any of the actions described in Section 5 of the Plan.

18. *Notices.*

All notices or other communications by a Participant to the Company in connection with the Plan shall be deemed to have been duly given when received by the Company's Organization Effectiveness department or by any other person designated by the Company for the receipt of such notices or other communications, in the form and at the location specified by the Company.

19. *Effective Date of Plan.*

The Plan was originally effective on June 29, 1995, subject to stockholder approval, which was obtained on May 8, 1996. The Plan has been subsequently amended. This 2010 amendment and restatement will be effective only on and after stockholder approval.

20. *Miscellaneous.*

The headings to sections of the Plan have been included for convenience of reference only. The Plan shall be interpreted and construed in accordance with the laws of the State of Delaware. References in the Plan to "$" or "dollars" shall be deemed to refer to United States dollars unless the context clearly indicates otherwise.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
or
☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission file number: 1-1969

Arbitron Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-0278528**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9705 Patuxent Woods Drive
Columbia, Maryland 21046
(Address of principal executive offices) (zip code)

(410) 312-8000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class Registered	Name of Each Exchange on Which Registered
Common Stock, par value $0.50 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter (based upon the closing sale price of Arbitron's common stock as reported by the New York Stock Exchange on that date), held by nonaffiliates, was $415,385,558.91.

Common stock, par value $0.50 per share, outstanding as of February 19, 2010: 26,585,627 shares

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement for the 2010 annual meeting of stockholders, which proxy statement will be filed no later than 120 days after the end of the registrant's fiscal year ended December 31, 2009.

TABLE OF CONTENTS

Arbitron owns or has the rights to various trademarks, trade names or service marks used in its radio audience measurement business and subsidiaries, including the following: the Arbitron name and logo, *Arbitrends*℠, *RetailDirect*®, *RADAR*®, *TAPSCAN*™, *TAPSCAN WORLDWIDE*™, *LocalMotion*®, *Maximi$er*®, *Maximi$er® Plus*, *Arbitron PD Advantage*®, *SmartPlus*®, *Arbitron Portable People Meter*™, *PPM*™, *Arbitron PPM*™, *Arbitron PPM*®, *Marketing Resources Plus*®, *MRP*℠, *PrintPlus*®, *MapMAKER Direct*℠, *Media Professional*℠, *Media Professional Plus*℠, *QUALITAP*℠, and *Schedule-It*℠.

The trademarks *Windows*® and Media Rating Council® referred to in this Annual Report on Form 10-K are the registered trademarks of others.

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited consolidated financial statements and the notes thereto in this Annual Report on Form 10-K.

In this report, Arbitron Inc. and its subsidiaries may be referred to as "Arbitron," or the "Company," or "we," or "us," or "our."

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding Arbitron in this document that are not historical in nature, particularly those that utilize terminology such as "may," "will," "should," "likely," "expects," "intends," "anticipates," "estimates," "believes," or "plans" or comparable terminology, are forward-looking statements based on current expectations about future events, which we have derived from information currently available to us. These forward-looking statements involve known and unknown risks and uncertainties that may cause our results to be materially different from results implied by such forward-looking statements. These risks and uncertainties include, in no particular order, whether we will be able to:

- successfully maintain and promote industry usage of our services, a critical mass of broadcaster encoding, and the proper understanding of our audience measurement services and methodology in light of governmental actions, including investigation, regulation, legislation or litigation, customer or industry group activism, or adverse community or public relations efforts;
- complete the Media Rating Council, Inc. ("MRC") audits of our local market Arbitron Portable People Meter™ ("PPM™") ratings services in a timely manner and successfully obtain and/or maintain MRC accreditation for our audience measurement services;
- successfully commercialize our PPM service;
- design, recruit and maintain PPM panels that appropriately balance research quality, panel size and operational cost;
- absorb costs related to legal proceedings and governmental entity interactions and avoid any related fines, limitations or conditions on our business activities, including, without limitation, by meeting or exceeding our commitments and agreements with various governmental entities;
- successfully develop, implement and fund initiatives designed to increase sample quality;
- successfully manage the impact on costs of data collection due to lower respondent cooperation in surveys, consumer trends including a trend toward increasing incidence of cell-phone-only households, privacy concerns, technology changes, and/or government regulations;
- provide appropriate levels of operational capacity and funding to support the more labor intensive identification and recruitment of cell-phone-only households into our panels and samples;
- successfully manage the impact on our business of the current economic downturn generally, and in the advertising market, in particular, including, without limitation, the insolvency of any of our customers or the impact of such downturn on our customers' ability to fulfill their payment obligations to us;
- compete with companies that may have financial, marketing, sales, technical or other advantages over us;
- effectively respond to rapidly changing technological needs of our customer base, including creating proprietary technology and systems to support our cell-phone-only sampling plans, and new customer services that meet these needs in a timely manner;
- successfully execute our business strategies, including evaluating and, where appropriate, entering into potential acquisition, joint-venture or other material third-party agreements;
- effectively manage the impact, if any, of any further ownership shifts in the radio and advertising agency industries;

- successfully develop and implement technology solutions to encode and/or measure new forms of media content and delivery, and advertising in an increasingly competitive environment;
- successfully launch our cross-platform measurement initiatives; and
- renew contracts with key customers.

There are a number of additional important factors that could cause actual events or our actual results to differ materially from those indicated by such forward-looking statements, including, without limitation, the factors set forth in "Item 1A. — Risk Factors" in this report, and other factors noted in Management's Discussion and Analysis of Financial Condition and Results of Operations, particularly those noted under "Critical Accounting Policies and Estimates," and elsewhere, and any subsequent periodic or current reports filed by us with the Securities and Exchange Commission.

In addition, any forward-looking statements represent our expectations only as of the day we first filed this annual report with the Securities and Exchange Commission and should not be relied upon as representing our expectations as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our expectations change.

PART I

ITEM 1. BUSINESS

Arbitron Inc., a Delaware corporation, was formerly known as Ceridian Corporation ("Ceridian"). Ceridian was formed in 1957, though a predecessor began operating in 1912. We commenced our audience research business in 1949. Our principal executive offices are located at 9705 Patuxent Woods Drive, Columbia, Maryland 21046 and our telephone number is (410) 312-8000.

Overview

We are a leading media and marketing information services firm primarily serving radio, advertising agencies, cable and broadcast television, advertisers, retailers, out-of-home media, online media and, through our Scarborough Research joint venture with The Nielsen Company ("Nielsen"), broadcast television and print media. We currently provide four main services:

- measuring and estimating radio audiences in local markets in the United States;
- measuring and estimating radio audiences of network radio programs and commercials;
- providing software used for accessing and analyzing our media audience and marketing information data; and
- providing consumer, shopping, and media usage information services.

We provide radio audience estimates and related services in the United States to radio stations, advertising agencies, and advertisers. We estimate the size and demographics of the audiences of radio stations in local markets in the United States and report these estimates and certain related data as ratings to our customers. Our customers use the information we provide for valuing and executing advertising transactions. Broadcasters use our data to price and sell advertising time, and advertising agencies and advertisers use our data in purchasing advertising time. Our Radio All Dimension Audience Research ("RADAR") service estimates national radio audiences and the size and composition of audiences of network radio programs and commercials.

We also provide software applications that allow our customers to access our databases and enable our customers to more effectively analyze and understand that information for sales, management, and programming purposes. Some of our software applications also allow our customers to access data owned by third parties, provided the customers have a separate license to use such third-party data.

In addition to our core radio ratings services, we provide qualitative measures of consumer demographics, retail behavior, and media consumption in local markets throughout the United States. We provide custom research services to companies that are seeking to demonstrate the value of their advertising propositions. We also seek to market our quantitative and qualitative audience and consumer information to customers outside of our traditional base, such as the advertising sales organizations of local cable television companies, national cable and broadcast television networks and out-of-home media sales organizations.

We have developed an electronic Portable People Meter™ ("PPM™") service of audience measurement for commercialization in the United States and have licensed our PPM technology to a number of international media information services companies to use in their media audience measurement services in specific countries outside of the United States. See "Item 1. Business — Portable People Meter Service" below.

Our quantitative radio audience ratings services have historically accounted for a substantial majority of our revenue. The radio audience ratings service and related software represented 90 percent, 89 percent, and 88 percent of our total revenue in 2009, 2008, and 2007, respectively. Our revenue from continuing operations from domestic sources and international sources was approximately 98 percent and two percent of our total revenue, respectively, for the year ended December 31, 2009, 99 percent and one percent for the year ended December 31, 2008, and 98 percent and two percent for the year ended December 31, 2007. Additional information regarding revenues by service and by geographical area is provided in Note 20 in the Notes to Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Corporate Strategy

Our leading strategic objectives include strengthening and defending our radio audience measurement business and expanding our information services to a broader range of media, including broadcast television, cable, out-of-home media, satellite radio and television, Internet broadcasts, and mobile media. We believe there is an opportunity to leverage the unique capabilities of the PPM technology to provide advertisers with stronger return on investment tools that can follow today's mobile consumers' media consumption across multiple platforms. We refer to this strategy as our "cross-platform" initiative. Key elements of our strategy to pursue these objectives include:

- **Improving our customer value proposition.** We intend to continue to invest in research and quality improvements while increasing utility in our radio audience measurement services. We plan to facilitate this by engaging with our customers, listening to and understanding their needs and requirements and providing solutions that are competitive on price, quality and value.

- **Diversifying revenues.** We believe that growth opportunities exist in adjacent markets and intend to seek to expand our customer base by developing and marketing new information services designed to assist customers in implementing marketing strategies.

- **Building on our experience in the radio audience measurement industry and our PPM technology to expand into information services for other types of media and/or cross-platform media.** In some cases, we may enter into agreements with third parties to assist with the marketing, technical and financial aspects of expanding into measurement services for other types of media and/or cross-platform media.

- **Developing and commercializing the next-generation data collection and processing techniques.** Our businesses require sophisticated data collection and processing systems, software and other technology. The collection of our survey participant information in our diary-based radio ratings service is dependent on individuals keeping track of their listening, viewing and reading activities in diaries. In light of the dynamic nature of the media industry, including in the digital space, we will need to continue to attempt to develop our data collection, processing and software systems to accommodate these changes. The development of our PPM ratings service is in response to a growing demand for higher quality, and more efficient and timely methods for measuring and reporting audiences.

- **Addressing scale issues.** We compete against many companies that are larger and have greater capital and other resources. We will seek to explore and evaluate strategic opportunities to expand our business and better enable us to compete with such companies.

- **Expanding our international PPM business.** We continue to explore opportunities to license our PPM technology into selected international regions, such as Europe and the Asia/Pacific regions. We believe there is an international demand for quality audience information from global advertisers and media.

Industry Background and Markets

Since 1965, we have delivered to the radio industry timely and actionable radio audience information collected from a representative sample of radio listeners. The presence of independent audience estimates in the radio industry has helped radio broadcasters to price and sell advertising time, and advertising agencies and advertisers to purchase advertising time. The Arbitron ratings have also become a valuable tool for use in radio programming, distribution, and scheduling decisions.

Shifts in radio station ownership in the United States, among other factors, have led to a greater diversity of programming formats. As audiences have become more fragmented, advertisers have increasingly sought to tailor their advertising strategies to target specific demographic groups through specific media. The audience information needs of radio broadcasters, advertising agencies, and advertisers have correspondingly become more complex. Increased competition, including from nontraditional media, such as the Internet, and more complex informational requirements have heightened the desire of radio broadcasters for more frequent and timely data delivery, improved information management systems, larger sample sizes, and more sophisticated means to analyze this information.

In addition, there is a demand for high-quality radio and television audience information internationally from the increasing number of commercial, noncommercial, and public broadcasters in other countries.

As the importance of reaching niche audiences with targeted marketing strategies increases, broadcasters, publishers, advertising agencies, and advertisers increasingly require that information regarding exposure to advertising is provided on a more granular basis and is coupled with more detailed information regarding lifestyles and purchasing behavior of consumers. We believe the desire to integrate purchase data information with advertising exposure information and our ability to estimate a single consumer's cross-platform advertising exposure may create future opportunities for innovative approaches to satisfy these information needs.

Portable People Meter Technology

Since 1992, we have pursued a strategy of evolving our audience ratings service in the largest markets from diaries, which are completed by hand and returned by mail from survey participants, to portable electronic measurement devices, which passively collect information regarding exposure of survey participants (whom we refer to as "panelists") to encoded media without additional manual effort by the panelists beyond carrying the meter. We have pursued this strategy in an effort to improve quality by taking advantage of new technological capabilities and to address the vast proliferation of media delivery vehicles, both inside and outside of the home.

We have developed our proprietary PPM technology, which is capable of collecting data regarding panelists' exposure to encoded media for cross-platform programming and advertising purposes including, among others, broadcast and satellite radio, broadcast, cable and satellite television, Internet, and retail in-store audio and video broadcasts. The PPM meter is a small cell phone-sized device that a panelist carries throughout the day. The PPM meter automatically detects proprietary codes that are inaudible to the human ear, which broadcasters embed in the audio portion of their programming using technology and encoders we license to the broadcasters at no cost. We refer to the embedding of our proprietary codes into the audio portion of broadcasters' programming as "encoding" the broadcast. These proprietary codes identify the encoded media to which a panelist is exposed throughout the day without the panelist having to engage in any recall-based manual recording activities. At the end of each day, the panelist places the PPM device into a base station that recharges the device and sends the collected codes to Arbitron for tabulation and use in creating our audience estimates.

We believe there are many advantages to our PPM technology. It is simple and easy for panelists to use. It requires no button pushing, recall, or other effort by the panelist to identify and memorialize media outlets to which they are exposed. The PPM technology can passively detect exposure to encoded media by identifying each source using our unique identification codes. We believe the PPM service can help support the media industry's increased focus on providing accountability for the investments made by advertisers. It helps to shorten the time period between when programming runs and when audience estimates are reported, and can be utilized to provide cross-platform measurement from the same panelist. The PPM technology also produces high-quality compliance data, which we believe is an additional advantage that makes the PPM data more accountable to advertisers than various recall-based data collection methods, such as diaries. The PPM technology can produce more granular data than the recall-based data collection methods, such as diaries, including minute by minute exposure data, which we believe can be of particular value to media programmers. Because our PPM service panels have larger weekly and monthly samples than our Diary service, the audience estimates exhibit more stable listening trends between survey reports. Also, our PPM technology can be leveraged to measure audiences of out-of-home media, print, new digital platforms, time-shifted broadcasts (such as media recorded for later consumption using a DVR or similar technology), and broadcasts in retail, sports, music, and other venues.

The Audience Reaction service offered by Media Monitors, LLC ("Media Monitors") allows Media Monitors to combine our PPM data with its airplay information to provide a service designed to help radio programmers who also license our data hear what audio was broadcast while observing changes in the audience estimates. Media Monitors uses minute-level data from our PPM ratings service for the Mscore™ index, which estimates how much a particular song aids in radio listenership retention. We receive a royalty from Media Monitors in connection with these services.

Radio Audience Measurement Services

Portable People Meter Ratings Service

Collection of Listener Data Through PPM Methodology. In our PPM service, we gather data regarding exposure to encoded audio material using our PPM devices. We randomly recruit a sample panel of households to participate in the service (all persons aged six and older in the household). The household members are asked to participate in the panel for a period of up to two years, carrying their meters throughout their day. Panelists earn points based on their compliance with the task of carrying the meter. Longer carry time results in greater points, which are the basis for monthly cash incentives we pay to our panel participants. Demographic subgroups that our experience indicates may be less likely to comply with the survey task of carrying the meter, such as younger adults, are offered higher premiums based on their compliance with the survey task. We consider the amount of the cash incentive that we pay to the PPM panelists to be proprietary information.

The PPM device collects the codes and adds a date/time stamp to each listening occasion. At the end of each day, panelists place their meters in a docking station and the information is downloaded to Arbitron for processing, tabulation, and analysis in producing our listening estimates. We issue a ratings report in each measured market for 13 unique four-week measurement periods per year. We also issue interim weekly reports to station subscribers for programming information. Users access our ratings estimates through an Internet-based software system that we provide.

Commercialization. We currently utilize our PPM ratings service to produce radio audience estimates in 33 United States local markets. We are in the process of executing our previously announced plan to commercialize progressively our PPM ratings service in the largest United States radio markets, which we currently anticipate will result in commercialization of the service in 48 local markets by December 2010 (collectively, the "PPM Markets"). We may continue to update the timing of commercialization and the composition of the PPM Markets from time to time.

During 2007 and 2008, we commercialized the PPM ratings service in 15 local markets. During 2009, we commercialized the PPM ratings service in 18 local markets.

We currently intend to commercialize the PPM service in another 15 local markets during 2010. On January 5, 2010, we announced that we will not commercialize the PPM ratings service in the New Orleans local market in 2010, but will maintain an ongoing evaluation of that market.

Media Rating Council Accreditation

The Media Rating Council, Inc. (the "MRC") is a voluntary, nonprofit organization, comprised of broadcasters, advertisers, advertising agencies, and other users of media research that reviews and accredits audience ratings services. The MRC accreditation process is voluntary and there is no requirement, legal or otherwise, that rating services seek accreditation or submit to an MRC audit. MRC accreditation is not a prerequisite to commercialization of any of our audience ratings services.

Although accreditation is not required, we are pursuing MRC accreditation for several of our audience ratings services. We currently intend to continue to use commercially reasonable efforts in good faith to pursue MRC accreditation of our PPM ratings service in each PPM Market where we have commercialized or intend to commercialize the service. We believe that we have complied with and intend to continue to comply with the MRC Voluntary Code of Conduct ("VCOC") in each PPM Market prior to commercializing our PPM ratings service in that market. The VCOC requires, at a minimum, that we complete an MRC audit of the local market PPM service, share the results of that audit with the MRC PPM audit subcommittee, and disclose "pre-currency" impact data prior to commercializing the PPM ratings service in that local market. For more information regarding MRC accreditation, see "Item 1. Business — Governmental Regulation."

As of the date we filed this Annual Report on Form 10-K with the SEC, the quarter-hour-based radio ratings data produced by the PPM ratings service in three local markets, Houston-Galveston, Riverside-San Bernardino, and Minneapolis-St. Paul, are accredited by the MRC.

As of the date we filed this Annual Report on Form 10-K with the SEC, the data produced by the PPM ratings service is not MRC accredited in any other PPM Market. On January 11, 2010, we announced that the MRC had denied accreditation to the PPM ratings service in each of the following local markets: Atlanta; Baltimore; Boston; Chicago; Dallas-Ft. Worth; Denver-Boulder; Detroit; Los Angeles; New York; Miami-Ft. Lauderdale-Hollywood; Philadelphia; Phoenix; Pittsburgh, PA; St. Louis; San Diego; Seattle-Tacoma; Tampa-St. Petersburg-Clearwater; and Washington D.C. In addition, the MRC closed without action audits of the PPM ratings service in two California markets, San Francisco and San Jose, and the PPM service remains unaccredited in these two markets. We have applied to the MRC for accreditation in each of the other currently commercialized PPM Markets, but the MRC has taken no official action on these applications and the service remains unaccredited in each of these PPM Markets.

Although additional milestones remain and there is the possibility that the pace of commercialization of the PPM ratings service could be slowed, we believe that the PPM ratings service is both a viable replacement for our Diary-based ratings service and a significant enhancement to our audience estimates in major radio markets. We also believe that the PPM ratings service is an important component of our anticipated future growth. If the pace of the commercialization of our PPM ratings service is slowed, revenue increases that we expect to receive related to the service will also be delayed.

Commercialization of our PPM ratings service requires and will continue to require a substantial financial investment. We believe our cash generated from operations, as well as access to our existing credit facility, is sufficient to fund such requirements. As we have previously disclosed, our ongoing efforts to support the commercialization of our PPM ratings service have had a material negative impact on our results of operations. The amount of capital required for deployment of our PPM ratings service and the impact on our results of operations will be greatly affected by the speed of the commercialization.

PPM Ratings Service Quality Improvement Initiatives. As we have commercialized the PPM ratings service in several PPM Markets, we have experienced and expect to continue to experience challenges in the operation of the PPM ratings service similar to those we face in the Diary-based service, including several of the challenges related to sample proportionality and response rates described below. We expect to continue to implement additional measures to address these challenges.

We have announced a series of commitments concerning our PPM ratings service that we intend to implement over the next several years. We believe these steps reflect our commitment to ongoing improvement and our responsiveness to feedback from several governmental and customer entities. We believe these commitments, which we refer to, collectively, as our continuous improvement initiatives, are consistent with our ongoing efforts to obtain and maintain MRC accreditation and to generally improve our radio ratings services. These initiatives will likely require expenditures that may be material in the aggregate.

As part of our continuous improvement initiatives, in December 2007, we announced a "sample size guarantee" that would provide a partial credit to our customers for PPM ratings in any PPM Market for a monthly measurement period in which our actual number of the installed panel that provides useable data (the "average daily In-Tab") among persons aged 18-54 falls below 80 percent of our published average daily In-Tab target for that market for that period. We subsequently enhanced the sample size guarantee in PPM Markets that have been commercialized for 12 months or more to provide such credit if the average daily In-Tab among persons aged 18-54 falls below 90 percent of our published average daily In-Tab target for that market for that period. To date, our delivered average daily In-Tab has not fallen below the target and we have not provided any credits under the "sample size guarantee."

We use a measure known as Designated Delivery Index ("DDI") to measure our performance in achieving sample quality based on how the number of persons actually in the sample compares to our target number of persons in a particular demographic. We define DDI as the actual sample size achieved for a given demographic indexed against the target sample size for that demographic (multiplied by 100).

We have established DDI benchmarks for the persons aged 6+ and persons aged 18-34 demographic groups. For the first 12 months of PPM currency in each market, the person aged 6+ DDI benchmark is equal to a DDI of 95 and the persons aged 18-34 DDI benchmark is equal to a DDI of 80. Beginning with the 13th month of PPM currency in each market the person aged 6+ DDI benchmark is equal to a DDI of 100, based on a 13-month rolling average. We have also established DDI benchmarks for sub-demographic groups that account for 10 percent or more of a measured market.

Benchmarks do not represent goals or targets for performance, rather these benchmarks represent the level of sample quality for a given demographic group below which we intend to take corrective action to improve the sample performance.

In April 2009, we expanded our in-person coaching initiatives in the ten largest PPM Markets. The expansion program is called "Feet on the Street", and was designed in an attempt to reduce respondent turnover and improve compliance, especially among young African-American and Hispanic respondents in the PPM panels.

Throughout 2009, we continued to implement key methodological enhancements in our PPM ratings service, including, but not limited to:

- use of address-based sampling techniques for at least 15 percent of our total recruitment efforts by late 2009 with plans to increase this to at least 20 percent of our total recruitment efforts by the end of 2010 in all PPM Markets; and
- application of an average-daily In-Tab benchmark of 75 percent to all PPM Markets.

We also continued to focus on improving the method of defining response rates in a panel (also known as the "Sample Performance Indicator") and other sample quality metrics in all PPM Markets.

On April 30, 2009, we announced a plan to increase our sample target for cell-phone-only households in all PPM Markets to an average of 15 percent across all PPM Markets by the end of 2009. We revised this plan on August 13, 2009 when we announced plans to increase the sample target for cell-phone-only households to an average of 20 percent across all PPM Markets by year-end 2010. During 2009, we implemented a hybrid method of using an address-based sample frame for recruitment of cell-phone-only households together with a random digit dialing ("RDD") sample frame to recruit landline households similar to the method utilized in our Diary service. Under this new methodology, we are able to more efficiently contact cell-phone-only households for recruitment into our panels.

On October 2, 2009, we announced implementation details of our plan, first disclosed in July 2008, to increase the total PPM sample size for Persons aged 18-54 by approximately 10 percent in the aggregate across all PPM Markets by mid-year 2011 together with implementation of increased minimum sample sizes in all PPM Markets by mid-year 2011. We expect these two initiatives, taken together, to result in an increase in total sample size of approximately 10% for Persons aged 12+ across all PPM Markets by mid-year 2011.

In early November 2009, we realigned our PPM Panel Service group in order to bundle existing compliance activities (installation, habituation, service, coaching) and field personnel (market and field coaches) into regional teams. The realignment combines a regionally-focused organizational structure that is supported and informed by centralized analytics with processes, controls and a technological infrastructure. It supports a proactive management of panel performance. We believe this reorganization represents a logical reorientation of our existing support infrastructure, which we have designed to provide clear accountability and consistency in our interactions with current and potential PPM panelists.

While we believe that our current PPM methodology is valid and reliable, on February 12, 2010, we submitted a proposal to the United States House of Representatives Committee on Oversight and Government Reform comprised of several elements, which are designed to enhance our PPM methodology and to help better achieve MRC accreditation of the data produced by our PPM ratings service in each PPM Market as quickly as possible. The proposal includes introducing a multimodal recruitment approach that is intended to increase the participation rate of key segments of our sample that are heavily comprised of youth and minorities. Under the multimodal recruitment approach, we plan to begin in-person recruiting in July 2010. We expect that we will deploy in-person recruiting in the high density Black and Hispanic areas in the top 25 PPM Markets by year-end 2010 with full address-based sampling to be completed in all PPM Markets by 2011. In addition, we proposed to undertake several initiatives focused on minority broadcasters, including: (i) launching the previously disclosed engagement metric in the first quarter of 2010; (ii) forming a minority leadership council in Spring 2010 to bring the leadership of broadcasters and agency communities together; and, (iii) expanding our current initiatives directed toward advertiser outreach for minority radio. We also plan to renew our ongoing commitment to continuous improvement and obtaining and/or maintaining MRC accreditation for our PPM ratings service. While we have designed this proposal to accomplish the goals described above, we can provide no assurance that we will be successful.

We continue to operate in a highly challenging business environment. Our future performance will be impacted by our ability to address a variety of challenges and opportunities in the markets and industries we serve, including our ability to continue to maintain and improve the quality of our PPM ratings service, and manage increased costs for data collection, arising among other ways, from increased numbers of cell-phone-only households, which are more expensive for us to recruit than households with landline phones. Our goal is to obtain and maintain MRC accreditation in all of our PPM Markets, and develop and implement effective and efficient technological solutions to measure cross-platform media and advertising.

Diary Service

Collection of Listener Data Through Diary Methodology. We use listener diaries to gather radio listening data from a random sample group of persons aged 12 and over in households in the 267 United States local markets in which we currently provide Diary-based radio ratings. Participants in Arbitron surveys are currently selected at random, and we contact them by telephone to solicit their agreement to participate in the survey. When participants in our Diary survey (whom we refer to as "diarykeepers") agree to take part in a survey, we mail them a small, pocket-sized diary and ask them to record their listening in the diary over the course of a seven-day period. We ask diarykeepers to report in their diary the station(s) to which they listened, when they listened and where they listened, such as home, car, work, or other place. Although survey periods are 12 weeks long, no participant keeps a diary for more than seven days. Each diarykeeper receives a diary, instructions for filling it out and a small cash incentive. The incentive varies according to markets and demographic group, and the range is generally $1.00 to $6.00 for each diarykeeper in the household and up to $10.00 additional per person for returned diaries in certain incentive programs to encourage response from demographic groups less likely to return diaries. In addition to the cash incentives included with the diaries, further cash incentives are used at other points in the survey process along with other communications such as follow-up letters and phone calls to maximize response rates. Diarykeepers mail the diaries to our operations center, where we conduct a series of quality control checks, enter the information into our database, and produce periodic audience listening estimates. We currently receive and process more than 1.1 million diaries every year to produce our audience listening estimates. We measure each of our local markets at least twice each year, and major markets four times per year.

Diary Service Quality Improvement Initiatives. Throughout 2009, we invested in Diary service quality enhancements. As part of our continuous improvement program, we intend to invest in Diary service quality enhancements in 2010 and future years. Set forth below is a description of some of the challenges we experience with the Diary service and several of the significant Diary service quality initiatives we implemented in 2009, including cell-phone-only sampling. As the needs of our customers and the service continue to evolve, we may choose to focus on different areas for improvement during 2010 and beyond.

Response rates are one important measure of our effectiveness in obtaining consent from persons to participate in our surveys. Another measure often employed by users of our data to assess quality in our ratings is sample proportionality, which refers to how well the distribution of the sample for any individual survey compares to the distribution of the population in the local market. We strive to achieve representative samples. It has become increasingly difficult and more costly for us to obtain consent from persons to participate in our surveys. We must achieve a level of both sample proportionality and response rates sufficient to maintain confidence in our ratings, the support of the industry and accreditation by the MRC.

Overall response rates for all survey research have declined over the past several decades, and Arbitron has been adversely impacted by this industry trend. We have worked to address this decline through several initiatives, including various survey incentive programs. If response rates continue to decline or the costs of recruitment initiatives significantly increase, our radio audience measurement business could be adversely affected. We believe that additional expenditures will be required in the future to research and test new measures associated with improving response rates and sample proportionality. We continue to research and test new measures to address these sample quality challenges.

One of the challenges in estimating radio audiences is to ensure that the composition of survey respondents is sufficiently representative of the market being measured. For example, if eight percent of the population in a given market is comprised of women aged 18 to 34, ideally eight percent of the diarykeepers in our sample are women aged 18 to 34. Therefore, each survey respondent's listening should statistically represent not only the survey respondent's personal listening but also the listening of the demographic segment in the overall market. In striving to achieve representative samples, we provide enhanced incentives and enhanced support to certain demographic segments that our experience has shown may be less likely to respond, such as males aged 18-34, in order to encourage their participation. Households that self-identify as having at least one member who is Hispanic receive bilingual materials. We also use bilingual (Spanish-English) interviewers for households that indicate Spanish is the preferred language.

In an effort to better target our Diary-keeper premium expenditures to key buying demographics of the users of our estimates, beginning with the Spring 2009 Diary survey, we reduced the premium we pay to households where all members are aged 55 or older and redirected those incremental premiums to households containing persons aged 18-34.

On April 30, 2009, we announced a sample quality benchmark for persons aged 18-34 in all Diary markets beginning with the Spring 2009 survey. For the first 12 months, the benchmark will be equal to a DDI of 70. Thereafter, the DDI benchmark will be equal to 80. Benchmarks do not represent goals or targets for performance, rather these benchmarks represent the level of sample quality for a given demographic group below which we intend to take corrective action to improve the sample performance.

In recent years, our ability to deliver sample proportionality that matches the demographic composition of younger demographic groups has deteriorated, caused in part by the trend among some households to disconnect their landline telephones, effectively removing these households from our telephone sample frame. In December 2008, we announced plans to accelerate the introduction of cell-phone-only sampling in Diary markets. Beginning with the Spring 2009 survey, we added cell-phone-only households to our Diary sample in 151 Diary markets utilizing a hybrid methodology of address-based recruitment for cell-phone-only households, while maintaining RDD recruitment for households with landline telephone service. With the Fall 2009 survey, we expanded cell-phone-only sampling to all remaining Diary markets in the continental United States, Alaska, and Hawaii. Additionally, we intend to increase our sample target for cell-phone-only households in Diary markets from an average of 10 percent, as achieved in the Spring 2009 survey through Fall 2009 surveys, to an average of 15 percent across all Diary markets by Spring 2010.

Cross-Platform Media Measurement

In the fourth quarter of 2009, we formed a cross-platform media measurement group that leverages the PPM technology and domestic and international partnerships. The focus of this group is to bridge the measurement gap among television, radio, Internet, mobile and place-based media.

Television Suite of Audience Measurement Services. On June 23, 2009, we announced the creation of ARB-*TV*, a new suite of audience measurement services designed to improve visibility into away-from-home television audiences for media companies and advertisers. By leveraging the mobility and utility of our PPM technologies, we believe the ARB-*TV* analytical tool can complement existing data services, offers media greater insight into what constitutes their total audience, and help advertisers plan how to reach that audience. The ARB-*TV* service is not part of a regular syndicated rating service accredited by the MRC, and we have not requested accreditation. Arbitron does provide one or more syndicated services that are accredited by the MRC.

In October 2009, Turner Broadcasting System, Inc. signed an agreement to use our ARB-*TV* measurement services to help quantify its out-of-home audiences. On December 4, 2009, we announced that, together with online marketing research and analytics companies comScore, Inc. and Omniture, we are collaborating with NBC Sports, a division of NBC Universal, Inc. to provide cross-platform audience measurement services for the Vancouver 2010 Olympic Winter Games.

International Operations

Portable People Meter Technology. We have entered into arrangements with media information services companies pursuant to which those companies use our PPM technology in their audience measurement services in specific countries outside of the United States. We currently have arrangements with Kantar Media, formerly known as Taylor Nelson Sofres, which is owned by WPP Group plc, a global communications services group. Generally, under these arrangements we sell PPM hardware and equipment to the company for use in its media measurement services and collect a royalty once the service is deemed commercial. Our PPM technology is currently being used for media measurement in seven countries, including five that have adopted PPM technology for measuring both television and radio.

Our PPM technology was first used in a marketing panel in Belgium and has been used to track television and radio there since 2003. In 2006, Norway adopted a service using PPM technology to produce radio currency ratings and Kazakhstan adopted a service using PPM technology to produce television currency ratings. Beginning in 2008, both television and radio currency ratings were produced in Iceland using PPM equipment. Also in 2008, the radio industry in Denmark began using PPM equipment to produce radio currency ratings, and the PPM encoding technology was introduced into Danish television for commercial services to identify programming sources for set-top measurement systems. In parallel, this service was also introduced in Norway. This encoding technology has been similarly deployed in Singapore since 2001.

Our PPM technology has been used for television currency ratings in Montreal and Quebec, Canada, since 2004. In the fourth quarter of 2008, BBM Canada, a not-for-profit, media ratings consortium that produces ratings for Canada, commercialized its radio ratings service in Montreal using our licensed PPM technology and equipment purchased from us. The Montreal market launch was the first phase of BBM Canada's PPM service rollout plan. On August 31, 2009, BBM Canada launched the world's largest combined panel for television and radio audience measurement using our PPM technology covering nationwide audience measurement as well as measurement in the following major metropolitan areas: Montreal, Toronto, Vancouver, Calgary and Edmonton. Following a competitive process, BBM Canada chose our joint solution with Kantar Media to support its multi-media measurement initiative in April 2008. Collectively, these international arrangements are currently not a material part of our business.

India. We have formed a wholly-owned subsidiary organized under the laws of India, which entity's current functions include oversight of software and technology development in India. In the future we intend to increase staffing to perform these and additional duties, including in-house software development, although there can be no assurance we will be successful in doing so.

CSW Research Limited ("Continental Research"). On January 31, 2008, we sold Continental Research. Additional information regarding the sale of Continental Research is provided in Note 3 in the Notes to Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Radio Market Report and Other Data Services

We provide our listening estimates in a number of different reports that we publish and license to our customers. The cornerstone of our radio audience measurement services is the Radio Market Report, which is available in all local markets for which we currently provide radio ratings. Our Diary-based Radio Market Report service is accredited by and subject to the review of the MRC. The Radio Market Report provides audience estimates for those stations in a market that meet our minimum reporting standards. The estimates cover a wide variety of demographics and dayparts, which are the time periods for which we report audience estimates. Each Radio Market Report contains estimates to help radio stations, advertising agencies and advertisers understand who is listening to the radio, which stations they are listening to, and where and when they are listening. Our proprietary data regarding radio audience size and demographics are generally provided to customers through multiyear license agreements.

We also license our respondent-level database through Maximi$er, TAPSCAN and TAPSCAN Web, which are services for radio stations, and Media Professional and SmartPlus, which are services for advertising agencies and advertisers. Our respondent-level database allows radio stations, advertising agencies and advertisers to customize survey areas, dayparts, demographics and time periods to support targeted marketing strategies. The Maximi$er service includes a Windows-based application to access a market's entire radio Diary database on a client's personal computer. Radio stations use the Maximi$er service to produce information about their stations and programming not available in Arbitron's published *Radio Market Reports*. The TAPSCAN Web service allows radio stations, advertisers and advertising agencies to access our National Regional Database ("NRD") to analyze ratings information for customer-defined groupings of stations in multiple markets and counties. The Media Professional and SmartPlus services are designed to help advertising agencies and advertisers plan and buy radio advertising time quickly, accurately and easily. These services integrate radio planning and buying into one comprehensive research and media-buying tool. They allow advertising agencies and advertisers to uncover key areas critical to the buying process, including determining the most effective media target, understanding market trends and identifying potential new business. In addition to the licensing above, we offer third-party software providers and customers licenses to use proprietary software that will enable enhanced access to our respondent-level data.

In addition to the *Radio Market Report*, we provide a range of ancillary services that include Arbitrends, Radio County Coverage Reports, Hispanic Radio Data and Black Radio Data.

RADAR. Our RADAR service provides a measurement of national radio audiences and the audience size of network radio programs and commercials. We provide the audience measurements for a wide variety of demographics and dayparts for total radio listening and for more than 56 separate radio networks.

We create network audience estimates by merging the radio listening of selected survey respondents with the reported times that network programs and commercials are aired on each affiliated station. We deliver the RADAR estimates through our RADAR Software Suite software application, which includes a number of tools for sophisticated analysis of network audiences. We provide this service to radio networks, advertising agencies and network radio advertisers.

Since 2003, the RADAR survey sample has increased from 50,000 Arbitron respondents to a survey sample of approximately 360,000 Arbitron respondents as of December 2009. Data from PPM commercial markets are also incorporated into the RADAR survey sample. During 2009, we transitioned operations and production of our RADAR service from our offices in New Jersey to our headquarters in Maryland.

Nationwide. Nationwide is our national radio audience service that provides information on the size and demographic composition of radio audiences for commercial and public radio networks. We issue Nationwide twice each year, based on our Fall and Spring surveys. Nationwide estimates are based on a sample size of more than 450,000 Arbitron respondents for each report, covering seven days of radio listening, and are conducted over a 12-week period.

Nationwide gives clients the ability to monitor trends in national radio network programming more reliably than other sources of national radio information. It also gives customers a resource that helps to determine how various affiliates perform in different local markets.

Software Applications. In addition to our reports, we license software applications that provide our customers access to the audience estimates in our databases. These applications enable our customers to more effectively analyze and understand that information for sales, management and programming purposes. These services also help our customers to further refine sales strategies and compete more effectively for advertising dollars. Some of our software applications also allow our customers to access data owned by third parties, provided the customers have a separate license to use such third-party data.

Our TAPSCAN family of software solutions is used by many radio stations, advertising agencies and advertisers. The TAPSCAN software is one of the advertising industry's leading radio analysis applications. It can help create illustrative charts and graphs that make complex information more useful to potential advertisers. Other features include pre-buy research, including frequency-based tables, cost-per-point analysis, hour-by-hour and trending, use of respondent-level data, automatic scheduling and goal tracking, instant access to station format and contact information. Our TAPSCAN Sales Management service provides software systems that help radio stations manage their advertising sales process and automate the daily tasks in a sales department. The TAPSCAN Sales Management applications combine a customer relationship management system with scheduling and research applications and with inventory/pricing management tools. Our SmartPlus service provides media buying software systems, including the SmartPlus software, to local and regional advertising agencies for broadcast and print media. Another TAPSCAN service, QUALITAP, is also made available to television and cable outlets in the United States under a licensing arrangement with Marketron International, Inc.

Our PD Advantage service offers radio station program directors the ability to create a variety of reports that help analyze the market, the audience and the competition.

Local Market Consumer Information Services

In our radio ratings service, we provide primarily quantitative data, such as how many people are listening. We also provide qualitative data, such as consumer and media usage information to radio stations, cable companies, television stations, out-of-home media, magazine and newspaper publishers, advertising agencies and advertisers. The qualitative data on listeners, viewers and readers provide more detailed socioeconomic information and information on what survey participants buy, where they shop and what forms of media they use. We provide these measurements of consumer demographics, retail behavior, and media usage in local markets throughout the United States.

We provide qualitative services tailored to fit a customer's specific market size and marketing requirements, such as:

- the Scarborough Report, which is offered in larger markets;
- the RetailDirect Service, which is offered in medium markets; and
- the Qualitative Diary Service/LocalMotion Service, which is offered in smaller markets.

Each service profiles a market, the consumers and the media choices in terms of key characteristics. These services cover major retail and media usage categories. We also provide training and support services that help our customers understand and use the local market consumer information that we provide.

Scarborough Report. The MRC-accredited Scarborough service is provided through a joint venture between Arbitron and a subsidiary of Nielsen and is governed by a partnership agreement, which was automatically renewed until December 2012. Although our equity interest in the Scarborough Research joint venture is 49.5 percent, partnership voting rights and earnings are divided equally between Arbitron and Nielsen. The Scarborough service provides detailed information about media usage, retail and shopping habits, demographics and lifestyles in 81 large United States local markets, utilizing a sample of consumers in the relevant markets.

Scarborough data feature more than 2,000 media, retail and lifestyle characteristics, which can help radio stations, television stations, cable companies, advertising agencies and advertisers, newspaper and magazine publishers and out-of-home media companies develop an in-depth profile of their consumers. Examples of Scarborough categories include retail shopping (e.g., major stores shopped or purchases during the past 30 days), auto purchases (e.g., plan to buy new auto or truck), leisure activities (e.g., attended sporting events) and personal activities (e.g., golfing). Media information includes broadcast and cable television viewing, radio listenership, newspaper readership by section and yellow pages usage. This information is provided twice each year to newspapers, radio and television broadcasters, cable companies, out-of-home media, advertising agencies and advertisers in the form of the Scarborough Report. Scarborough also provides a Mid-Tier Local Market Consumer Study regarding media usage, retail and shopping habits, demographics, and lifestyles of adult consumers in 38 United States local markets.

We are the exclusive marketer of the Scarborough Report to radio broadcasters, cable companies and out-of-home media. We also market the Scarborough Report to advertising agencies and advertisers on a shared basis with Scarborough Research. Scarborough Research markets the Scarborough Report to newspapers, sports marketers and online service providers. Nielsen markets the Scarborough Report to television broadcasters.

RetailDirect Service. Our RetailDirect service is a locally oriented, purchase data and media usage research service provided in 19 midsized United States local markets. This service, which utilizes diaries and telephone surveys, provides a profile of the audience in terms of local media, retail and consumer preferences so that local radio and television broadcasters, out-of-home media and cable companies have information to help them develop targeted sales and programming strategies. Retail categories include automotive, audio-video, furniture and appliances, soft drinks and beer, fast food, department stores, grocery stores, banks and hospitals. Media usage categories include local radio, broadcast television, cable networks, out-of-home media, newspapers, yellow pages and advertising circulars.

Qualitative Diary Service/LocalMotion Service. Our Qualitative Diary Service collects consumer and media usage information from Arbitron radio diarykeepers in 176 smaller United States local markets. The same persons who report their radio listenership in the market also answer 27 demographic, product and service questions. We collect consumer behavior information for key local market retail categories, such as automotive sales, grocery, fast food, furniture and bedding stores, beer, soft drinks and banking. The Qualitative Diary Service also collects information about other media, such as television news viewership, cable television viewership, out-of-home media exposure and newspaper readership. This qualitative service provided for cable television companies is known as LocalMotion.

Custom Research Services. Our custom research services serve companies that are seeking to demonstrate the value of their advertising propositions. For example, we have provided custom research services for subscribers including sports play-by-play broadcasters, digital out-of-home and place-based media companies, and radio station properties. Through our custom research services, we are also exploring additional applications of PPM data, including nonratings programming, marketing and out-of-home services for broadcast television and cable television. We are also exploring providing services for mobile media and companies that sell advertising on in-store (retail) media and sports arenas.

Customers, Sales and Marketing

Our customers are primarily radio, cable and broadcast television, advertising agencies, advertisers, buying services, retailers, out-of-home media, online media and, through our Scarborough Research joint venture with Nielsen, broadcast television and print media. One customer, Clear Channel Communications, Inc. ("Clear Channel"), represented approximately 19 percent of our revenue in 2009. We believe that we are well positioned to provide new services and other offerings to meet the emerging needs of broadcasting groups.

We market our services in the United States through 132 sales account managers, customer trainers and client services representatives, as of December 31, 2009.

We have entered into a number of agreements with third parties to assist in marketing and selling our services in the United States. For example, Marketron International, Inc., distributes, on an exclusive basis, our QUALITAP software to television and cable outlets in the United States.

We support our sales and marketing efforts through the following:

- conducting direct-marketing programs directed toward radio stations, cable companies, advertising agencies, television stations, out-of-home companies, broadcast groups and corporate advertisers;
- promoting Arbitron and the industries we serve through a public relations program aimed at the trade press of the broadcasting, out-of-home media, Internet, advertising and marketing industries, as well as select local and national consumer and business press;
- gathering and publishing studies, which we make available for no charge on our Web site, on national summaries of radio listening, emerging trends in the radio industry, Internet streaming, out-of-home and other media industries, as well as the media habits of radio listeners and television, cable and Internet viewers;
- participating in key industry and government forums, trade association meetings, and interest groups, such as the Advertising Research Foundation, the American Association of Advertising Agencies, the National Association of Broadcasters, the Association of National Advertisers, the Radio Advertising Bureau, the European Society for Opinion and Marketing Research, the Coalition for Innovative Media Measurement, the Television Bureau of Advertising, the Cabletelevision Advertising Bureau, American Women in Radio and Television, Women in Cable Telecommunications, the Cable & Telecommunications Association for Marketing, the National Association of Black Owned Broadcasters, Minority Media and Telecommunications

Council, Media Rating Council, Committee on Local Radio Audience Measurement, Committee on Local Television Audience Measurement, national Radio Research Committee and the Outdoor Advertising Association of America, as well as numerous state and local advertising and broadcaster associations;

- participating in activities and strengthening relationships with national and local chapters of grassroots organizations, such as the National Council of La Raza, the National Urban League, the National Association for the Advancement of Colored People, and the Rainbow/PUSH Coalition; and
- maintaining a presence at major industry conventions, such as those sponsored by the National Association of Broadcasters, the Radio Advertising Bureau, the American Association of Advertising Agencies, the Advertising Research Foundation, the Cable Advertising Bureau and the Outdoor Advertising Association of America.

Competition

We believe that the principal competitive factors in our markets are the credibility, utility, and reliability of our audience research, the ability to provide quality analytical services for use with the audience information, and the end-user experience with services and price.

We are the leader in the radio audience measurement business in the United States. During 2009, we competed in the radio audience measurement business in some small United States markets with Eastlan Resources, a privately held research company. In November 2008, Nielsen began providing audience measurement and radio ratings services in 51 small and mid-sized United States local markets in which Cumulus Media Inc. ("Cumulus") broadcasts (the "Cumulus Markets"). Clear Channel has also indicated that it has subscribed to the Nielsen service in 17 of the Cumulus Markets. We cannot provide any assurances that Nielsen will not in the future seek to expand its radio ratings services beyond the 51 Cumulus Markets. Cumulus elected not to renew its agreement with us to receive radio audience estimates in the Cumulus Markets when it expired on December 31, 2008. Our lost Diary revenue in the Cumulus Markets from Cumulus and Clear Channel combined was approximately $5.0 million in 2009. Thereafter, we estimate a $10.0 million per year reduction of expected annual revenue as compared to assumed renewals.

We currently intend to continue to offer our Diary-based audience ratings services in the Cumulus Markets. We also intend to offer an array of options to customers in individual local markets smaller than the 100 largest markets that can provide them with the data they need to appropriately position their stations to maximize revenue opportunities. We are also aware of at least six companies, GfK AG, Integrated Media Measurement Inc., Ipsos SA, IBOPE Group, Nielsen, and Thompson Electronics Ltd., which are developing technologies that could compete with our PPM ratings service.

We compete with a large number of other providers of applications software, qualitative data, and proprietary qualitative studies used by broadcasters, cable companies, advertising agencies, advertisers, and out-of-home media companies. These competitors include Donovan Data Systems, Interactive Media Systems, Marketron Inc., STRATA Marketing Inc., and Telmar Information Services Corp., in the area of applications software, and The Media Audit (a division of International Demographics, Inc.), Mediamark Research Inc. (a subsidiary of GfK AG) and Simmons Market Research Bureau (a subsidiary of Experian Marketing Solutions) in the area of qualitative data.

In our cross-platform services, we currently compete with several media measurement companies offering return on investment and advertising targeting solutions, including among others, Nielsen, Rentrak Corporation, Canoe Ventures, TiVo, Kantar Media and TRA Global, Inc. ("TRA").

Intellectual Property

Our intellectual property is, in the aggregate, of material importance to our business. We rely upon a combination of patents, copyrights, trademarks, service marks, trade secret laws, license agreements, confidentiality procedures and other contractual restrictions to establish and protect proprietary rights in our methods and services. As of December 31, 2009, 39 United States patents were issued and 44 United States patent applications were pending on our behalf. Internationally, 179 foreign patents were issued and 158 foreign patent applications were pending on our behalf. Our patents relate to our data collection, processing systems, software and hardware applications, the PPM technology and its methods, and other intellectual property assets. Several patents relating to the PPM technology and its methods expire at various times beginning in 2012. These include patents relating to previous generations and elements of our current PPM technology and its methods.

Our audience listening estimates are original works of authorship protectable under United States copyright laws. We publish the *Radio Market Report* monthly, quarterly or semiannually, depending on the Arbitron market surveyed, while we publish the Radio County Coverage Report annually. We seek copyright registration for each *Radio Market Report* and for each Radio County Coverage Report published in the United States. We also seek copyright protection for our proprietary software and for databases comprising the *Radio Market Report* and other services containing our audience estimates and respondent-level data. Prior to the publication of our reports and release of the software containing the respondent-level data, we register our databases under the United States federal copyright laws. We generally provide our proprietary data regarding audience size and demographics to customers through multiyear license agreements.

We market a number of our services under United States federally registered trademarks that are helpful in creating brand recognition in the marketplace. Some of our registered trademarks and service marks include: the Arbitron name and logo, Maximi$er, RetailDirect and RADAR. The Arbitron name and logo is of material importance to our business. We have a registration pending for Arbitron PPM in class 35 (conducting audience measurement services). We also have a number of common-law trademarks, including Media Professional, and QUALITAP. We have registered our name as a trademark in the United Kingdom, Mexico, the European Union, Australia, Singapore, Brazil, Canada, Argentina, Columbia, Russia, New Zealand, Taiwan, Hong Kong, Israel, Kazakhstan, Kenya, Chile and Japan, and are exploring the registration of our marks in other foreign countries.

The laws of some countries might not protect our intellectual property rights to the same extent as the laws of the United States. Effective patent, copyright, trademark and trade secret protection may not be available in every country in which we market or license our data and services.

We believe our success depends primarily on the innovative skills, technical competence, customer service and marketing abilities of our personnel. We enter into confidentiality and assignment-of-inventions agreements with substantially all of our employees and enter into nondisclosure agreements with substantially all of our suppliers and customers to limit access to and disclosure of our proprietary information.

We must protect against the unauthorized use or misappropriation of our audience estimates, databases and technology by third parties. There can be no assurance that the copyright laws and other statutory and contractual arrangements we currently depend upon will provide us sufficient protection to prevent the use or misappropriation of our audience estimates, databases and technology in the future. The failure to protect our proprietary information, intellectual property rights and, in particular, our audience estimates and databases, could severely harm our business.

Additionally, claims by third parties that our current or future products or services infringe upon their intellectual property rights may harm our business. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. We have been involved in litigation relating to the enforcement of our copyrights covering our radio listening estimates and patents covering our proprietary technology. Although we have generally been successful in these cases, there can be no assurance that the copyright laws and other statutory and contractual arrangements we currently depend upon will provide us sufficient protection to prevent the use or misappropriation of our audience estimates, databases and technology in the future. Litigation, regardless of outcome, may result in substantial expense and a significant diversion of our management and technical personnel. Any adverse determination in any litigation may subject us to significant liabilities to third parties, require us to license disputed rights from other parties, if licenses to these rights could be obtained, or require us to cease using certain technology.

Research and Development

Our research and development activities have related primarily to the development of new services, customer software, PPM equipment and maintenance and enhancement of our legacy operations and reporting systems. We expect that we will continue research and development activities on an ongoing basis, particularly in light of the rapid technological changes affecting our business. We expect that the majority of the effort will be dedicated to improving the overall quality and efficiency of our data collection and processing systems, developing new software applications that will assist our customers in realizing the full potential of our audience measurement services, developing our PPM technology and developing a single-source service that will be able to measure audience and other information from a number of different forms of media and media delivery methods. Research and development expenses during fiscal years 2009, 2008, and 2007 totaled $42.0 million, $41.4 million, and $42.5 million, respectively.

Governmental Regulation

Our PPM equipment has been certified to meet Federal Communications Commission ("FCC") requirements relating to emissions standards and standards for modem connectivity. Additionally, all PPM equipment has been certified to meet the safety standards of Underwriters Laboratories Inc. (commonly referred to as UL), as well as Canadian and European safety and environmental standards.

Our media research activities are subject to an agreement with the United States Federal Trade Commission in accordance with a Decision and Order issued in 1962 to CEIR, Inc., a predecessor company. This order originally arose in connection with a television ratings business, and we believe that today it applies to our media measurement services. The order requires full disclosure of the methodologies we use and prohibits us from making representations in selling or offering to sell an audience measurement service without proper qualifications and limitations regarding probability sample, sampling error and accuracy or reliability of data. It prohibits us from making statements that any steps or precautions are taken to ensure the proper maintenance of diaries unless such steps or precautions are in fact taken. It also prohibits us from making overly broad statements regarding the media behavior a survey reflects. The order further prohibits us from representing the data as anything other than estimates and from making a statement that the data are accurate to any precise mathematical value. The order requires that we make affirmative representations in our reports regarding nonresponse by survey participants and the effect of this nonresponse on the data, the hearsay nature of a survey participant's response, the fact that projections have been made, and the limitations and deficiencies of the techniques or procedures used. We believe that we have conducted and continue to conduct our radio audience measurement services in compliance with the order.

Federal and state regulations restrict telemarketing to individuals who request to be included on a do-not-call list. Currently, these regulations do not apply to survey research, but there can be no assurance that these regulations will not be made applicable to survey research in the future. In addition, federal regulations prohibit calls made by autodialers to wireless lines without consent from the subscriber. Because consumers are able to transfer a wireless number to a landline carrier or a landline number to a wireless carrier, it can be difficult for us to identify efficiently wireless numbers in advance of placing an autodialed call.

On September 2, 2008, a group of broadcasters and trade associations representing some broadcasters and advertising agencies filed an "Emergency Petition for Section 403 Inquiry" with the FCC urging the FCC to open an inquiry, under Section 403 of the Communications Act of 1934, as amended (the "Communications Act"), into our PPM ratings service. The group alleges that the PPM methodology undercounts minority radio listeners and that the commercialization of the PPM ratings service will harm minority broadcasters. We deny such allegations. In May 2009, the FCC issued a Notice of Inquiry ("NOI") regarding the impact of Arbitron audience ratings measurement on radio broadcasters. The NOI sought comment related to concerns regarding the PPM technology and methodology, the rollout of PPM ratings service in various U.S. markets, the effect of the PPPM ratings service on minority broadcasters, and the FCC's use of Arbitron's data in its decision-making process. The Company filed a response to the NOI noting that the FCC lacks jurisdiction to regulate Arbitron and providing information related to specific questions posed by the FCC in the NOI. To date, the FCC has taken no formal action on the petition. We can provide no assurances that the FCC will not in the future assert that it has competent jurisdiction pursuant to the Communications Act to conduct an investigation of the Company and our PPM ratings services.

During 2009, we participated in several hearings held by the United States House of Representatives Committee on Oversight and Government Reform and Committee on the Judiciary regarding allegations that the PPM methodology undercounts minority radio listeners and that the commercialization of the PPM ratings service will harm minority broadcasters. While we believe that our current PPM methodology is valid and reliable, on February 12, 2010, we submitted a proposal to the House Committee on Oversight and Government Reform that is comprised of several elements, which are designed to enhance our PPM methodology and to help better achieve MRC accreditation of the data produced by our PPM ratings service in each PPM Market as quickly as possible. For more information regarding this proposal see "— Radio Audience Measurement Services — Portable People Meter Ratings Service — PPM Ratings Service Quality Improvement Initiatives."

Media Rating Council Accreditation

Our Diary-based *Radio Market Report* service is accredited by and subject to the review of the MRC. The MRC has accredited our Diary-based *Radio Market Report* service since 1968. For more information regarding MRC accreditation status, see "— Radio Audience Measurement Services — Portable People Meter Ratings Service — Commercialization — Media Rating Council Accreditation."

Additional Arbitron services that are currently accredited by the MRC are RADAR, Scarborough, Maximi$er and Media Professional software, the Custom Survey Area Report ("CSAR") and the Radio County Coverage services. To merit continued accreditation of our services, we must: (1) adhere to the MRC's minimum standards for Media Rating Research; (2) supply full information to the MRC regarding details of our operations; (3) conduct our media measurement services substantially in accordance with representations to our subscribers and the MRC; (4) submit to, and pay the cost of, thorough annual audits of our accredited services by certified public accounting firms engaged by the MRC; and (5) commit to continuous improvement of our media measurement services.

Employees

As of December 31, 2009, we employed approximately 971 people on a full-time basis and approximately 350 people on a part-time basis in the United States and 58 people on a full-time basis internationally. None of our employees is covered by a collective bargaining agreement. We believe our employee relations are good.

Seasonality

We recognize revenue for services over the terms of license agreements as services are delivered, and expenses are recognized as incurred. We currently gather radio-listening data in 300 U.S. local markets, including 267 Diary markets and 33 PPM Markets. All Diary markets are measured at least twice per year (April-May-June for the "Spring Survey" and October-November-December for the "Fall Survey"). In addition, we measure all major Diary markets two additional times per year (January-February-March for the "Winter Survey" and July-August-September for the "Summer Survey"). Our revenue is generally higher in the first and third quarters as a result of the delivery of the Fall Survey and Spring Survey, respectively, to all Diary markets compared to revenue in the second and fourth quarters, when delivery of the Winter Survey and Summer Survey, respectively, is made only to major Diary markets.

The seasonality for PPM services is expected to result in higher revenue in the fourth quarter than in each of the first three quarters because the PPM service delivers surveys 13 times a year with four surveys delivered in the fourth quarter. There will be fluctuations in the depth of the seasonality pattern during the periods of transition between the services in each PPM Market. The amount of deferred revenue recorded on our balance sheet is expected to decrease as we commercialize additional PPM Markets due to the more frequent delivery of our PPM service, which is delivered 13 times a year versus the quarterly and semi-annual delivery for our Diary service.

Pre-currency data represents PPM data that are released to clients for planning purposes in advance of the period of commercialization of the service in a local market. Once the service is commercialized, the pre-currency data then becomes currency and the client may use it to buy and sell advertising. Pre-currency revenue will be recognized in the two months preceding the PPM survey release month for commercialization. The PPM service in new markets is generally commercialized and declared currency at the beginning of a quarter for the preceding period.

During the first quarter of commercialization of the PPM radio ratings service in a market, we recognize revenue based on the delivery of both the final quarterly Diary ratings and the initial monthly PPM ratings for that market. Our expenses are generally higher in the second and fourth quarters as we conduct the Spring Survey and Fall Survey for our Diary markets. The transition from the Diary service to the PPM service in the PPM Markets has and will continue to have an impact on the seasonality of costs and expenses. We anticipate that PPM costs and expenses will generally accelerate six to nine months in advance of the commercialization of each market as we build the panels. These preliminary costs are incremental to the costs associated with our Diary-based ratings service and we will recognize these increased costs as incurred rather than upon the delivery of a particular survey.

The size and seasonality of the PPM transition impact on a period to period comparison will be influenced by the timing, number, and size of individual markets contemplated in our PPM commercialization schedule, which currently includes a goal of commercializing 48 PPM Markets by the end of 2010. As we commercialize more markets, we expect that the seasonal impact will lessen. During 2009, we commercialized 19 PPM Markets and, during 2010, we expect to commercialize 15 additional PPM Markets.

Scarborough typically experiences losses during the first and third quarters of each year because revenue is recognized predominantly in the second and fourth quarters when the substantial majority of services are delivered. Scarborough royalty costs, which are recognized in costs of revenue, are also higher during the second and fourth quarters.

Available Information

We routinely post important information on our Web site at www.arbitron.com, and interested persons may obtain, free of charge, copies of filings (including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports) that we have made with the Securities and Exchange Commission through a hyperlink at this site to a third-party Securities and Exchange Commission filings Web site (as soon as reasonably practicable after such filings are filed with, or furnished to, the Securities and Exchange Commission). The Securities and Exchange Commission maintains an Internet site that contains our reports, proxy and information statements, and other information. The Securities and Exchange Commission's Web site address is www.sec.gov. Also available on our Web site are our Corporate Governance Policies and Guidelines, Code of Ethics for the Chief Executive Officer and Financial Managers, Code of Ethics and Conduct, Stock Ownership Guidelines for Executive Officers and Non-Employee Managers, the Audit Committee Charter, the Nominating and Corporate Governance Committee Charter and the Compensation and Human Resources Committee Charter. Copies of these documents are also available in print, free of charge, to any stockholder who requests a copy by contacting our Treasury Manager.

ITEM 1A. RISK FACTORS

Risk Factors Relating to Our Business and the Industry in Which We Operate

Our business, financial position, and operating results are dependent on the performance of our quantitative radio audience ratings service.

Our quantitative radio audience measurement service and related software sales represented 90 percent of our total revenue for 2009. We expect that such sales related to our radio audience ratings service will continue to represent a substantial portion of our revenue for the foreseeable future. Any factors adversely affecting the pricing of, demand for, or market acceptance of our quantitative radio audience ratings service and related software, such as competition, technological change, legislation or regulation, alternative means of valuing advertising transactions, economic challenges, or further ownership shifts in the radio industry, could adversely impact our business, financial position and operating results.

If the domestic and worldwide recession continues or intensifies it could adversely impact demand for our services, our customers' revenues or their ability to pay for our services.

Our customers derive most of their revenue from transactions involving the sale or purchase of advertising. During recent challenging economic times, advertisers have reduced advertising expenditures, impacting advertising agencies and media. As a result, advertising agencies and media companies have been and may continue to be less likely to purchase our services, which has and could continue to adversely impact our business, financial position, and operating results.

Continued market disruptions could cause broader economic downturns, which also may lead to lower demand for our services or to our customers that have expiring contracts with us not to renew or to renew for fewer services, increased incidence of customers' inability to pay their accounts, an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable, insolvency, or bankruptcy of our customers, any of which could adversely affect our results of operations, liquidity, cash flows, and financial condition. Since September 2008, we have experienced an increase in the average number of days our sales have been outstanding before we have received payment, which has resulted in a material increase in trade accounts receivable as compared to historical trends. If the economic downturn expands or is sustained for an extended period into the future, it may also lead to an increase of incidences of customers' inability to pay their accounts, an increase in our provision for doubtful accounts, and a further increase in collection cycles for accounts receivable or insolvency of our customers. Additionally, we periodically receive requests from our customers for pricing concessions. The current economic environment could exacerbate the level of requests.

If the domestic and worldwide recession continues or intensifies, potential disruptions in the credit markets could adversely affect our business, including the availability and cost of short-term funds for liquidity requirements and our ability to meet long-term commitments, which could adversely affect our results of operations, cash flows, and financial condition.

If internal funds are not available from our operations, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as were experienced during 2008 and 2009, could adversely affect our ability to draw on our revolving credit facility. Our access to funds under that credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from Arbitron and other borrowers within a short period of time.

Longer-term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, and reducing or eliminating future share repurchases, dividend payments or other discretionary uses of cash. Any disruption and the measures we take in response could adversely affect our business.

We have limited experience designing, recruiting and maintaining PPM panels. If we are unable to design, recruit, and maintain PPM panels that appropriately balance research quality, panel size and operational cost, our financial results will suffer.

The commercial viability of our PPM ratings service and, potentially, other new business initiatives, are dependent on our ability to design, recruit, and maintain panels of persons to carry our Portable People Meters, and to ensure appropriate panel composition to accommodate a broad variety of media research services. Our research methodologies require us to maintain panels of reasonably sufficient size and reasonably representative demographic composition. Our research methodologies also require our panelists to comply with certain standards, such as carrying the meter for a minimum number of hours each day and docking the meter daily, in order for us to use the data collected by the meter in estimating ratings.

Through the end of 2009, we have commercialized the PPM ratings service in 33 PPM Markets. During 2010, we intend to commercialize the service in 15 additional PPM Markets. The increasing number of panels and panelists may prove to be more complex and resource intensive for us to manage than we currently anticipate.

Participation in a PPM panel requires panelist households to make a longer-term commitment than participation in our Diary-based ratings service. Designing, recruiting, and maintaining PPM panels are substantially different than recruiting participants for our Diary-based ratings service. We have limited experience in operating such PPM panels and we may encounter unanticipated difficulties as we attempt to do so. Without historical benchmarks on key sample performance metrics, it will be challenging for us to maintain the appropriate balance of research quality, panel size, and operational costs. Designing, recruiting, and maintaining such panels may also cause us to incur expenses substantially in excess of our current expectations.

If we are unable to successfully design, recruit and maintain such PPM panels, or if we are required to incur expenses substantially in excess of our current expectations in order to do so, it could adversely impact our ability to obtain and/or maintain MRC accreditation of our PPM ratings service, adversely impact our ongoing dialogues with regulatory and governmental entities, or otherwise adversely impact our business, financial position and operating results.

If our PPM ratings service does not generate the revenues that we anticipate, or if our ability to earn such revenues is delayed for any reason, our financial results will suffer.

Our financial results during 2010 and beyond will depend in substantial part on our success in commercializing and operating the PPM ratings service and our ability to generate meaningful revenues from it. If our continued commercialization and operation of the PPM ratings service is delayed, expected revenue increases will also be delayed and our financial results will be materially and negatively impacted. Factors that may affect the pace of the commercialization of our PPM ratings service, and as a result, our future revenues and operating results include the following, some of which are beyond our control:

- obtaining and/or maintaining MRC accreditation;
- the speed with which we can complete the MRC audit process;
- increased government oversight, legislation or regulation;
- the acceptance of the PPM ratings service by broadcasters, advertisers and other users of our estimates;
- technical difficulties or service interruptions that impair our ability to deliver the PPM ratings service on schedule;
- the impact of general economic conditions on our customers' ability to pay increased license fees; and
- our ability to obtain, in a timely manner, sufficient quantities of quality: (i) equipment, (ii) cell-phone-only sample and (iii) software products from third-party suppliers necessary to support our services.

We may be unsuccessful in obtaining and/or maintaining MRC accreditation for our local market radio ratings services, and we may be required to expend significant resources in order to obtain and/or maintain MRC accreditation for our local market PPM ratings services, any of which could adversely impact our business.

As of the date we filed this Annual Report on Form 10-K with the SEC, the quarter-hour-based radio ratings data produced by the PPM ratings service in three local markets, Houston-Galveston, Riverside-San Bernardino, and Minneapolis-St. Paul, are accredited by the MRC. On January 11, 2010, we announced that the MRC had denied accreditation to the PPM ratings service in each of the following local markets: Atlanta; Baltimore; Boston; Chicago; Dallas-Ft. Worth; Denver-Boulder; Detroit; Los Angeles; New York; Miami-Ft. Lauderdale-Hollywood; Philadelphia; Phoenix; Pittsburgh, PA; St. Louis; San Diego; Seattle-Tacoma; Tampa-St. Petersburg-Clearwater; and Washington D.C. In addition, the MRC closed without action audits of the PPM ratings service in two California markets, San Francisco and San Jose, and the PPM service remains unaccredited in these two markets.

If the efforts required to obtain and/or maintain MRC accreditation in the PPM Markets are substantially greater than our current expectations, or if we are required to make significant changes with respect to methodology and panel composition and management in order to establish that the service meets the MRC accreditation standards in any current or future PPM Market, or for any other reason, we may be required to make expenditures, the amount of which could be material.

As a result of the MRC's recent decision to deny accreditation of our PPM ratings service in several PPM Markets and in the event of any future denials of accreditation, users of our audience estimates could experience reduced confidence in our ratings, which could negatively impact demand for our services and our financial performance. Additionally, these and any other denials of accreditation of our PPM ratings service by the MRC could become a factor considered important by governmental entities in evaluating whether or not to exert oversight over the Company or its operations or in determining how to interact with the Company in ongoing dialogues.

The MRC has accredited our Diary-based radio ratings service and several of our other services including our RADAR service, which currently incorporates radio exposure information from participants in both our Diary service and our PPM service, which the MRC has not accredited in all markets. If the MRC elected to revoke accreditation of any currently accredited service, it could adversely impact our business.

If we do not successfully manage the transitions associated with our new CEO, it could have an adverse impact on our revenues, operations, or results of operations.

On January 11, 2010, we announced the appointment of our new President and CEO. Our success will be dependent upon his ability to gain proficiency in leading our Company, his ability to implement or adapt our corporate strategies and initiatives, and his ability to develop key professional relationships, including relationships with our employees, customers, and other key constituencies and business partners.

Our new CEO could make organizational changes, including changes to our management team and may make future changes to our Company's structure. It is important for us to manage successfully these transitions as our failure to do so could adversely affect our ability to compete effectively.

In addition, in 2010, we will incur additional expense associated with the compensation of both our new CEO and our former CEO, even though there is no guarantee that we will successfully manage the transition of our new CEO.

We are subject to governmental oversight or influence, which may harm our business.

Federal, state, and local governmental entities, including state attorneys general, have increasingly asserted that our operations are subject to oversight or influence by them. Our ratings services have undergone a change from manual, recall-based Diary methodology to electronic, PPM-based methodology. This change has been subject to public attention, in particular, our PPM ratings service has been subject to increasing scrutiny by governmental entities. We expect increased governmental oversight relating to this business.

The governmental oversight environment could have a significant effect on us and our business. Among other things, we could be fined or required to make other payments, prohibited from engaging in some of our business activities, or subject to limitations or conditions on our business activities. Significant governmental oversight action against us could have material adverse financial effects, cause significant reputational harm, or harm business prospects. New laws or regulations or changes in the enforcement of existing laws or regulations applicable to us may also adversely affect our business.

Criticism of our audience measurement service by various governmental entities, industry groups, and market segments could adversely impact our business.

Due to the high-profile nature of our services in the media and marketing information services industry, we could become the target of additional government regulation, legislation, litigation, activism, or negative public relations efforts by various industry groups and market segments. During 2008 and 2009, critics of our PPM ratings service urged the FCC and Congress to investigate the service and several state and municipal governmental entities inquired about the service. We expect such opposition will continue during 2010. We believe that any of the foregoing criticism of our methodology or negative perception of the quality of our research could delay the continued commercialization of the PPM ratings service or negatively impact industry confidence in the ratings we produce, any of which could have a material negative impact on the demand for our services and require us to make expenditures substantially in excess of our current expectations in an attempt to maintain such confidence. In addition, we may incur significant expenses associated with protecting our rights to publish our estimates.

Data collection costs are increasing faster than has been our historical experience and if we are unable to become more efficient in our data collection and our management of associated costs, our operating margins and results of operations could suffer.

Our success will depend on our ability to reach and recruit participants and to achieve response rates sufficient to maintain our audience measurement services. As consumers adopt modes of telecommunication other than telephone landlines, such as cell phones and cable or Internet calling, it is becoming increasingly difficult for us to reach and recruit participants. Recent government estimates have indicated that the percentage of cell-phone-only households has been increasing nationally. We seek to include in our samples a statistically representative number of persons that reside in cell-phone-only households. We recruit cell-phone-only households based on the government estimates, and thus, our ability to recruit is based on available data, which may not be up-to-date and is only provided in regional estimates, not market-by-market. It has been our experience that recruiting cell-phone-only households is significantly more expensive than recruiting landline households. We have announced initiatives to increase the percentage of our cell-phone-only households in our Diary and PPM samples, which could adversely impact our operating margins and results of operations.

Our ability to acquire cell-phone-only sample is dependent on a single vendor and if our sample volume increases or we are unable to utilize this vendor, it would be more expensive for us to acquire the necessary sample and may delay the full implementation of our continuous improvement initiatives for cell-phone-only sampling, which may harm our business.

We use an address-based sampling methodology to recruit cell-phone-only households. We currently acquire the sample from a single vendor. As our address-based sample volume increases, it may be more difficult for our vendor and more expensive for us to acquire the necessary sample. If this vendor is unable to satisfy all of our requirements, we would have to bring some or all of the operations in-house or hire and train one or more additional vendors, which would increase expenses and delay the full implementation of continuous improvement initiatives focused on cell-phone-only sampling, which could harm our business.

Our success will depend on our ability to protect our intellectual property rights and we incur substantial expense to obtain, enforce and defend our intellectual property rights which could adversely affect our business.

We believe that the success of our business will depend, in part, on:

- obtaining patent protection for our technology, proprietary methods, and services, and in particular, our PPM ratings service;
- defending and enforcing our patents once obtained;
- preserving our trade secrets;
- defending and enforcing our copyrights for our data services and audience estimates; and
- operating without infringing upon patents and proprietary rights held by others.

We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, service mark and trade secret laws to protect the proprietary aspects of our technology, data and estimates. Several patents related to our PPM ratings service begin expiring in 2012. Our patents when viewed together are of material importance to us. These legal measures afford only limited protection, and competitors may gain access to our intellectual property and proprietary information. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. We have been involved in litigation relating to the enforcement of the copyrights covering our radio listening estimates. Although we have generally been successful in these cases, there can be no assurance that the copyright laws and other statutory and contractual arrangements we currently depend upon will provide us sufficient protection to prevent the use or misappropriation of our audience estimates, databases and technology in the future. Litigation, regardless of outcome, could result in substantial expense and a significant diversion of resources with no assurance of success and could adversely impact our business, financial position and operating results.

In addition, despite the foregoing efforts to protect and enforce our intellectual property rights, Arbitron may be required to defend against third-party claims that our technology potentially infringes their proprietary rights, or that our issued patents are invalid, or other issues related to our intellectual property rights. As a result, we may incur substantial expense in defending against such allegations and/or in settling such claims. Such claims could divert management's attention and require significant expenditures with no assurances of success.

Costs associated with significant legal proceedings may adversely affect our results of operations.

We are party to a number of legal proceedings and governmental entity investigations and other interactions. It is possible that the effect of these unresolved matters or costs and expenses incurred by us in connection with such proceedings or interactions could be material to our consolidated results of operations. For a discussion of these unresolved matters, see "Item 3. — Legal Proceedings." These matters have resulted in, and may continue to result in, a diversion of our management's time and attention as well as significant costs and expenses.

Our future growth and success will depend on our ability to compete successfully with companies that may have financial, marketing, technical, and other advantages over us.

We compete with many companies, some of which are larger and have access to greater capital resources. We believe that our future growth and success will depend on our ability to compete successfully with other companies that provide similar services in the same markets, some of which may have financial, marketing, technical, and other advantages. We cannot provide any assurance that we will be able to compete successfully, and the failure to do so could have a material adverse impact on our business, financial position, and operating results.

We expect to invest in the continued development and commercialization of our PPM ratings service, which we may not ultimately commercialize successfully. The costs associated with commercialization of this service will adversely impact our operating results and operating margins over the commercialization period.

The continuing commercialization of the PPM ratings service requires and will continue to require significant capital resources and a substantial financial investment over the next several years. We also anticipate that through the commercialization period, our results of operations and operating margins will be materially and negatively impacted as a result of the commercialization of our PPM ratings service.

The amount of capital required for deployment of our PPM ratings service and the impact on our results of operations will be greatly affected by the speed of the commercialization. Commercialization of our PPM ratings service has had a material negative impact on our results of operations and operating margins. We expect to continue to invest in quality and service enhancements, including increasing sample sizes and cell-phone-only sampling, either of which could have a negative impact on margins.

The loss or insolvency of any of our key customers would significantly reduce our revenue and operating results.

We are dependent on a large number of key customers, the loss or insolvency of which would significantly reduce our revenue and operating results. In 2009, Clear Channel represented approximately 19 percent of our revenue. Several other large customers represented significant portions of our 2009 revenue.

We cannot provide any assurances that we could replace the revenue that would be lost if any of our key customers failed to renew all or part of their agreements with us. The loss or insolvency of any of our key customers would materially and adversely impact our business, financial position and operating results.

Our agreements with our customers are not exclusive and contain no renewal obligations. The failure of our customers to renew all or part of their contracts could have an adverse impact on our business, financial position and operating results.

Our customer agreements do not prohibit our customers from entering into agreements with any other competing service provider, and once the term of the agreement (usually one to seven years) expires, there is generally no automatic renewal feature in our customer contracts. It is not unusual for our customer contracts to expire before renewal negotiations are concluded. Therefore, there may be significant uncertainty as to whether a particular customer will renew all or part of its contract and, if so, the particular terms of such renewal. If a customer owning stations in a significant number of markets does not renew its contracts, this would have an adverse impact on our business, financial position and operating results.

Long-term agreements with our customers limit our ability to increase the prices we charge for our services if our costs increase.

We generally enter into long-term contracts with our customers, including contracts for delivery of our radio audience measurement services. The term of these customer agreements usually ranges from one to seven years. Over the term of these agreements our costs of providing services may increase, or increase at rates faster than our historical experience. Although our customer contracts generally provide for annual price increases, there can be no assurance that these contractual revenue increases will exceed any increased cost of providing our services, which could have an adverse impact on our business, financial position and operating results.

Our ability to recruit participants for our surveys could be adversely impacted by governmental regulations.

We believe there is an increasing concern among the American public regarding privacy issues. Federal and state regulations restrict telemarketing to individuals who request to be included on a do-not-call list. Currently, these regulations do not apply to survey research. If these laws and regulations are extended to include survey research, our ability to recruit participants for our surveys could be adversely impacted. We are evaluating alternatives to our current methodology, including using panels for our surveys and recontacting previous consenters. In addition, federal regulations prohibit calls made by autodialers to wireless lines without consent from the subscriber. Because consumers are able to transfer a wireless number to a landline carrier or a landline number to a wireless carrier, it can be difficult for us to identify wireless numbers in advance of placing an autodialed call. We are using the services of a third-party supplier that tracks wireless numbers to help identify wireless numbers in our telephone sample, but there can be no assurance that all transfers of numbers are captured. If we were for any reason unable to use auto dialers in the future, we believe it would be more expensive to recruit panelists.

The success of our radio audience ratings business depends on diarykeepers who record their listening habits in diaries and return these diaries to us and panelists who carry our PPM devices. Our failure to collect these diaries or to recruit compliant participants could adversely impact our business.

We use listener diaries and electronic data gathered from participants who agree to carry our PPM devices to gather radio listening data from sample households in the United States local markets for which we currently provide radio ratings. A representative sample of the population in each local market is randomly selected for each survey. To encourage their participation in our surveys, we give participants a cash incentive. It is becoming increasingly difficult and more costly to obtain consent from the phone sample to participate in the surveys, especially among younger demographic groups. Achieving adequate response rates is important to maintain confidence in our ratings, the support of the industry and accreditation by the MRC. Our failure to successfully recruit compliant survey participants could adversely impact our business, financial position and operating results. Our survey and panel participants do so, on a voluntary basis only, and there can be no assurance that they will continue to do so.

We expect to continue to invest in the improvement of our Diary ratings service. The costs associated with such investment will adversely impact our operating results.

During 2009, we announced significant enhancements to our Diary ratings service and substantial acceleration of our existing initiatives. Significant enhancements and acceleration of our cell-phone-only sampling initiatives will require a substantial investment by the Company. Our contracts do not allow us to pass the costs of these investments along to our customers. Accordingly, our margins will be adversely impacted by increased costs to provide our services, without an offsetting increase in revenues. If we are not able to recoup the costs of our investments in our Diary ratings service, our financial results will be negatively impacted.

Errors, defects or disruptions in the hardware or software used to produce or deliver our services could diminish demand for our services and subject us to substantial liability.

Because our services are complex and we have deployed a variety of new computer hardware and software, both developed in-house and acquired from third-party vendors, our hardware or software used to produce or deliver our services may have errors or defects that could result in unanticipated downtime for our subscribers and harm our reputation and our business. We have from time to time found defects in the hardware or software used to produce or deliver our services and new errors in our existing software services may be detected in the future. In addition, our customers may use our software services in unanticipated ways that may cause a disruption in software service for other customers attempting to access our data. Because the services we provide are important to our customers' businesses, any errors, defects, or disruptions in the hardware or software used to produce or deliver our services could hurt our reputation and may damage our customers' businesses. If that occurs, customers could elect not to renew, or delay or withhold payment to us, we could lose future sales, or customers may make claims against us, which could adversely impact our business, financial position, and results of operations.

Interruptions, delays, or unreliability in the delivery of our services could adversely affect our reputation and reduce our revenues.

Our customers currently access our services via the Internet. We currently rely on third parties to provide data services and disaster recovery data services. Despite any precautions we may take, any unsuccessful or delayed data transfers may impair the delivery of our services. Further, any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business may be further harmed if customers and potential customers believe our services are unreliable.

We rely on third parties to provide data and services in connection with our current business and we may require additional third-party data and services to expand our business in the future, which, if available, could adversely impact our business.

In the event that third-party data and services are unavailable for our use or are not available to us on favorable terms, our business could be adversely impacted. Further, in order for us to build on our experience in the radio audience measurement industry and expand into measurement for other types of media, we may need to enter into agreements with third parties. Our inability to enter into these agreements with third parties at all or upon favorable terms, when necessary, could adversely impact our growth and business.

Technological change may render our services obsolete and it may be difficult for us to develop new services or enhance existing ones.

We expect that the market for our services will be characterized by changing technology, evolving industry standards, frequent new service announcements and enhancements and changing customer demands. The introduction of new services incorporating new technologies and the emergence of new industry standards could render existing services obsolete and/or challenge current accepted levels of precision of data measurement. Additionally, advertising-supported media may be challenged by new technologies that could have an effect on the advertising industry, our customers, and our services. Our continued success will depend on our ability to adapt to changing technologies and to improve the performance, features, and reliability of our services in response to changing customer and industry demands. We may experience difficulties that could delay or prevent the successful design, development, testing, introduction, or marketing of our services. Our new services, such as our PPM ratings service, or enhancements to our existing services, may not adequately meet the requirements of our current and prospective customers or achieve any degree of significant market acceptance. Failure to successfully adapt to changing technologies and customer demands, either through the development and marketing of new services, or through enhancements to our existing services, our business, financial position, and results of operations could be adversely affected.

We may fail to attract or retain the qualified research, sales, marketing, and managerial personnel, and key executive officers required to operate our business successfully.

Our success is largely dependent on the skills, experience, and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, our results of operations could be adversely affected.

We recently formed a cross-platform media measurement group, which could have a material adverse impact on our business.

We recently formed a cross-platform media measurement group. The cross-platform media measurement group leverages the PPM technology and domestic and international partnerships. We do not have significant experience in designing, operating, maintaining or integrating cross-platform services among television, radio, Internet, mobile and place-based media. This business may fail, or incur significant losses. Our entry into cross-platform measurement may bring risks of which we are currently unaware and could have a material adverse impact on our business.

We are dependent on our proprietary software and hardware systems for current and future business requirements. Significant delays in the completion of these systems, cost overages and/or inadequate performance or failure of the systems once completed could adversely impact our business, financial position and operating results.

We are becoming increasingly reliant on our proprietary software and hardware systems. We are engaged in an effort to upgrade, enhance, and, where necessary, replace our internal processing software for Diary and PPM ratings services, and our client software. Significant delays in the completion of these systems, or cost overages, could have an adverse impact on our business and inadequate performance or failure of these systems, once completed, could adversely impact our business, financial position and operating results.

If our proprietary systems such as PPM devices, in-home beacons, media encoders, or related firmware inadequately perform or fail, our ability to provide our PPM ratings services could be significantly impacted and such impact could materially and adversely impact our business, financial position and operating results.

Operation of the PPM ratings service is dependent on a single vendor that assembles the PPM equipment according to our proprietary design as well as on those who manufacture parts.

We will need to purchase equipment used in the PPM ratings service and we are currently dependent on one vendor to assemble our PPM equipment. The equipment must be assembled by the vendor in a timely manner, in the quantities needed and with the quality necessary to function appropriately in the market. Certain specialized parts used in the PPM equipment may impact the manufacturing and the timing of the delivery of the equipment to us. We may become liable for design or manufacturing defects in the PPM equipment. In addition, if countries and states enact additional regulations limiting certain materials, we may be required to redesign some of our PPM components to meet these regulations. A redesign process, whether as a result of changed environmental regulations or our ability to obtain quality parts, may impact the manufacturing and timing of the delivery of the equipment to us. Our failure to obtain, in a timely manner, sufficient quantities of quality equipment to meet our needs could adversely impact the commercial deployment of the PPM ratings service and therefore could adversely impact our operating results.

Ownership shifts in the radio broadcasting industry may put pressure on the pricing of our quantitative radio audience measurement service and related software sales, thereby leading to decreased earnings growth.

Ownership shifts in the radio broadcasting industry could put pressure on the pricing of our quantitative radio audience ratings service and related software sales, from which we derive a substantial portion of our total revenue. We price our quantitative radio audience ratings service and related software applications on a per radio station, per service or per product basis, negotiating licenses and pricing with the owner of each radio station or group of radio stations. If we agree to make substantial price concessions, it could adversely impact our business, financial position and operating results.

The license of enhanced access to our respondent-level data to third-party data processors and customers could adversely impact the revenue derived from our existing software licenses.

We license our respondent-level database and the related software we use to calculate our audience estimates to certain customers that allow enhanced access to our respondent-level database. Previously, limited access to our respondent-level data was available only to those customers who licensed certain software services directly from us. As we license our enhanced access to the respondent-level data and software, sales of our existing software services may be adversely impacted.

Advertisers are pursuing increased accountability from the media industry for a return on their investments made in media which could reduce demand for our services.

If advertisers see radio as less accountable, advertisers may shift advertising expenditures away from media that they perceive as less accountable. As a result, advertising agencies and radio stations may be less likely to purchase our media information services, which could have an adverse impact on our business, financial position and operating results.

Long-term disruptions in the mail, telecommunication infrastructure and/or air service could adversely impact our business.

Our business is dependent on the use of the mail, telecommunication infrastructure and air service. Long-term disruptions in one or more of these services, which could be caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and/or acts of terrorism could adversely impact our business, financial position and operating results.

If the lump- sum payments made to retiring participants in our defined benefit plans exceed the total of the service cost and the interest cost in 2010, we would need to record a loss, which may materially reduce our operating results.

Our defined benefit plans allow participants to receive a lump-sum distribution for benefits earned in lieu of annuity payments when they retire from Arbitron. If the lump-sum distributions made for a calendar year exceed the total of the service cost and interest cost, we must recognize for that year's results of operations the pro rata portion of unrecognized actuarial loss equal to the percentage reduction of the projected benefit obligation. During the years ended December 31, 2009 and 2008, lump-sum payments in certain of our defined benefit plans exceeded the total of the service cost and the interest cost. This resulted in the recognition of a loss in the amount of $1.8 million and $1.7 million for the years ended December 31, 2009 and 2008, respectively. We expect that the lump-sum payments in certain of our defined benefit plans will again exceed the total of the service cost and the interest cost in 2010, and the adjustment could materially reduce operating results. See Note 14 in the Notes to Consolidated Financial Statements contained in this Annual Report on Form 10-K for more information regarding our retirement plans.

If our subsidiary in India is not successful, we may incur losses.

The success of our subsidiary in India may be dependent on our ability to attract and retain talented software developers. The market for highly skilled workers in software development in India is becoming increasingly more competitive. If we are unable to attract and retain employees, we may need to shut down the facility, and this could adversely impact our financial position and operating results.

Risk Factors Relating to Our Indebtedness

Our credit facility contains restrictive covenants that limit our financial flexibility, which could adversely affect our ability to conduct our business.

On December 20, 2006, we entered into a five-year, $150.0 million revolving credit facility that contains financial terms, covenants and operating restrictions that could restrict our financial flexibility and could adversely impact our ability to conduct our business. These include:

- the requirement that we maintain certain leverage and coverage ratios; and
- restrictions on our ability to sell certain assets, incur additional indebtedness and grant or incur liens on our assets.

These restrictions may limit or prohibit our ability to raise additional debt capital when needed or could prevent us from investing in other growth initiatives. Our ability to comply with these financial requirements and other restrictions may be affected by events beyond our control, and our inability to comply with them could result in a default under the terms of the agreement.

If a default occurs, either because we are unable to generate sufficient cash flow to service the debt or because we fail to comply with one or more of the restrictive covenants, the lenders could elect to declare all of the then-outstanding borrowings, as well as accrued interest and fees, to be immediately due and payable. In addition, a default may result in the application of higher rates of interest on the amounts due, resulting in higher interest expense being incurred by us.

Further, as discussed above in "Risk Factors Relating to Our Business and the Industry in Which We Operate," continued or intensified disruption in the credit markets may adversely affect our ability to draw on our credit facility, which could adversely affect our business.

Our revolving credit facility expires on December 20, 2011, and we may not be able to replace it on favorable market terms, or at all.

We compete in the capital markets with other potential borrowers. Our revolving credit facility expires on December 20, 2011. We may not be able to replace it on favorable market terms, or at all. If we are unable to replace it, if market conditions are unfavorable or we are unable to obtain alternative sources of liquidity, we could be adversely impacted.

Risk Factors Relating to Owning Our Common Stock

Changes in market conditions, or sales of our common stock, could adversely impact the market price of our common stock.

The market price of our common stock depends on various financial and market conditions, which may change from time to time and which are outside of our control.

Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, also could adversely impact prevailing market prices for our common stock. In addition to the possibility that we may sell shares of our common stock in a public offering at any time, we also may issue shares of common stock in connection with grants of restricted stock or upon exercise of stock options that we grant to our directors, officers and employees. All of these shares will be available for sale in the public markets from time to time.

It may be difficult for a third party to acquire us, which could depress the stock price of our common stock.

Delaware corporate law and our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of Arbitron or the removal of existing management or directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These include:

- a stockholders' rights plan, which likely will limit, through November 21, 2012, the ability of a third party to acquire a substantial amount of our common stock without prior approval by the Board of Directors;
- restriction from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder under Section 203 of the Delaware General Corporation Law;
- authorization to issue one or more classes of preferred stock that can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to common stockholders;
- advance notice requirements for the submission by stockholders of nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting; and
- requirement of a supermajority vote of 80 percent of the stockholders to exercise the stockholders' right to amend the Bylaws.

Our Amended and Restated Certificate of Incorporation also contains the following provisions, which could prevent transactions that are in the best interest of stockholders:

- requirement of a supermajority vote of two-thirds of the stockholders to approve some mergers and other business combinations; and
- restriction from engaging in a "business combination" with a "controlling person" unless either a modified supermajority vote is received or the business combination will result in the termination of ownership of all shares of our common stock and the receipt of consideration equal to at least "fair market value."

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located at 9705 Patuxent Woods Drive, Columbia, Maryland. In addition, we have five regional sales offices located in the metropolitan areas of New York City, New York; Atlanta, Georgia; Illinois; Dallas, Texas; and Los Angeles, California; and operations offices in Dallas, Texas; Birmingham, Alabama; and Kochi, India. We conduct all of our operations in leased facilities. Most of these leases contain renewal options and require payments for taxes, insurance and maintenance in addition to base rental payments. We believe that our facilities are sufficient for their intended purposes and are adequately maintained.

ITEM 3. LEGAL PROCEEDINGS

We are involved, from time to time, in litigation and proceedings, including with governmental authorities, arising out of the ordinary course of business. Legal costs for services rendered in the course of these proceedings are charged to expense as they are incurred.

On April 30, 2008, Plumbers and Pipefitters Local Union No. 630 Pension-Annuity Trust Fund filed a securities class action lawsuit in the United States District Court for the Southern District of New York on behalf of a purported Class of all purchasers of Arbitron common stock between July 19, 2007, and November 26, 2007. The plaintiff asserts that Arbitron, Stephen B. Morris (our former Chairman, President and Chief Executive Officer), and Sean R. Creamer (our Executive Vice President, Finance and Planning & Chief Financial Officer) violated federal securities laws. The plaintiff alleges misrepresentations and omissions relating, among other things, to the delay in commercialization of our PPM ratings service in November 2007, as well as stock sales during the period by company insiders who were not named as defendants and Messrs. Morris and Creamer. The plaintiff seeks class certification, compensatory damages plus interest and attorneys' fees, among other remedies. On September 22, 2008 the plaintiff filed an Amended Class Action Complaint. On November 25, 2008, Arbitron, Mr. Morris, and Mr. Creamer each filed Motions to Dismiss the Amended Class Action Complaint. On January 23, 2009, the plaintiff filed a Memorandum of Law in Opposition to Defendants' Motions to Dismiss the Amended Class Action Complaint. On February 23, 2009, Arbitron, Mr. Morris, and Mr. Creamer filed replies in support of their Motions to Dismiss. In September 2009, the plaintiff sought leave to file a Second Amended Class Action Complaint in lieu of oral argument on the pending Motions to Dismiss. The court granted leave to file a Second Amended Class Action Complaint and denied the pending Motions to Dismiss without prejudice. On or about October 19, 2009, the plaintiff filed a Second Amended Class Action Complaint. Briefing on motions to dismiss the Second Amended Class Action Complaint is not scheduled to be completed until March 2010.

On or about June 13, 2008, a purported stockholder derivative lawsuit, Pace v. Morris, et al., was filed against Arbitron, as a nominal defendant, each of our directors, and certain of our current and former executive officers in the Supreme Court of the State of New York for New York County. The derivative lawsuit is based on essentially the same substantive allegations as the securities class action lawsuit. The derivative lawsuit asserts claims against the defendants for misappropriation of information, breach of fiduciary duty, abuse of control, and unjust enrichment. The derivative plaintiff seeks equitable and/or injunctive relief, restitution and disgorgement of profits, plus attorneys' fees and costs, among other remedies.

The Company intends to defend itself and its interests vigorously against these allegations.

On April 22, 2009, the Company filed suit in the United States District Court for the Southern District of New York against John Barrett Kiefl seeking a judgment that Arbitron is the sole owner and assignee of certain patents relating to Arbitron's Portable People Meter technology. On July 22, 2009, Mr. Kiefl filed an answer and counterclaim and seeks a judgment that: (i) Arbitron is not the sole owner of the patents at issue, (ii) he is an inventor and owner of one of the patents at issue, (iii) Arbitron breached certain non-disclosure agreements entered into with Mr. Kiefl, (iv) for unjust enrichment, and (v) he receive further relief as the court may deem just and proper. Recently, Mr. Kiefl has abandoned his claim that Arbitron breached the non-disclosure agreements with Arbitron. Arbitron has moved to dismiss both of Mr. Kiefl's remaining claims. No decision has been issued by the Court.

The Company intends to prosecute its interests vigorously.

On November 12, 2009, Arbitron was named as a defendant in an action filed in Mississippi State Court entitled Dowdy & Dowdy Partnership, d/b/a WZKX (FM) v. Arbitron Inc., Clear Channel Communications, Inc. The Complaint alleges anti-competitive conduct including but not limited to price discrimination in violation of Mississippi state law. Arbitron answered, denying the allegations of the complaint, and removed the action to federal court in Mississippi. The case is pending. The plaintiff in the action is an entity related to JMD Inc., a company against which Arbitron obtained a money judgment in Federal Court in 2008 in the amount of $487,853.61. for breach of contract. After judgment was entered against JMD, Inc. and its appeal was unsuccessful, this action was commenced against Arbitron.

The Company intends to defend itself and its interests vigorously against these allegations.

On February 11, 2009, Arbitron commenced an action in New York State Court against Spanish Broadcasting System, Inc., ("SBS") for breach of an encoding agreement that requires SBS to encode its radio station signals until at least December, 2012. Arbitron discovered on February 4, 2010, that SBS had shut down the PPM encoders. Upon filing of the Complaint, the Company also sought emergency relief from the Court requiring SBS to resume encoding immediately. At a hearing held on February, 11, 2010, the Court granted the Company's request for a temporary restraining order compelling SBS to resume encoding and set a full hearing on Arbitron's motion for a preliminary injunction for February 16, 2010. At the conclusion of the hearing on February 16, 2010, the Court continued the order compelling SBS to encode pending a written decision on the motion for a preliminary injunction which is expected within the next 2 months.

The Company intends to prosecute its interests vigorously.

New York

On October 6, 2008, we commenced a civil action in the United States District Court for the Southern District of New York, seeking a declaratory judgment and injunctive relief against the New York Attorney General to prevent any attempt by the New York Attorney General to restrain our publication of our PPM listening estimates (the "New York Federal Action").

On October 10, 2008, the State of New York commenced a civil action against the Company in the Supreme Court of New York for New York County alleging false advertising and deceptive business practices in violation of New York consumer protection and civil rights laws relating to the marketing and commercialization in New York of our PPM ratings service (the "New York State Action"). The lawsuit sought civil penalties and an order preventing us from continuing to publish our PPM listening estimates in New York.

On January 7, 2009, we joined in a Stipulated Order on Consent (the "New York Settlement") in connection with the New York State Action. The New York Settlement, when fully performed by the Company to the reasonable expectation of the New York Attorney General, will resolve all claims against the Company that were alleged by the New York Attorney General in the New York State Action. In connection with the New York Settlement, we also agreed to dismiss the New York Federal Action.

In connection with the New York Settlement, we have agreed to achieve specified metrics concerning telephone number-based, address-based, and cell-phone-only sampling, and to take all reasonable measures designed to achieve certain specified metrics concerning sample performance indicator and in-tab rates (the "Specified Metrics") in our New York local market PPM ratings service by agreed dates. We also will make certain disclosures to users and potential users of our audience estimates, report to the New York Attorney General on our performance against the Specified Metrics, and make all reasonable efforts in good faith to obtain and retain accreditation by the MRC of our New York local market PPM ratings service. If, by October 15, 2009, we had not: (i) obtained accreditation from the MRC of our New York local market PPM ratings service, (ii) achieved all of the minimum requirements set forth in the New York Settlement, and (iii) taken all reasonable measures designed to achieve the minimum requirements set forth in the New York Settlement, the New York Attorney General reserved the right to rescind the New York Settlement and reinstitute litigation against us for the allegations made in the civil action. While we cannot provide any assurance that the New York Attorney General will not seek to reinstitute litigation against us for the allegations made in the civil action, we believe we have taken all reasonable measures to achieve the minimum requirements set forth in the New York Settlement.

We have paid $200,000 to the New York Attorney General in settlement of the claims and $60,000 for investigative costs and expenses.

On October 9, 2008, the Company and certain of our executive officers received subpoenas from the New York Attorney General regarding, among other things, the commercialization of the PPM ratings service in New York and purchases and sales of Arbitron securities by those executive officers. The New York Settlement does not affect these subpoenas.

New Jersey

On October 10, 2008, we commenced a civil action in the United States District Court for the District of New Jersey, seeking a declaratory judgment and injunctive relief against the New Jersey Attorney General to prevent any attempt by the New Jersey Attorney General to restrain our publication of our PPM listening estimates (the "New Jersey Federal Action").

On October 10, 2008, the State of New Jersey commenced a civil action against us in the Superior Court of New Jersey for Middlesex County, alleging violations of New Jersey consumer fraud and civil rights laws relating to the marketing and commercialization in New Jersey of our PPM ratings service (the "New Jersey State Action"). The lawsuit sought civil penalties and an order preventing us from continuing to publish our PPM listening estimates in New Jersey.

On January 7, 2009, we joined in a Final Consent Judgment (the "New Jersey Settlement") in connection with the New Jersey State Action. The New Jersey Settlement, when fully performed by the Company to the reasonable expectation of the New Jersey Attorney General, will resolve all claims against the Company that were alleged by the New Jersey Attorney General in the New Jersey State Action. In connection with the New Jersey Settlement, we also agreed to dismiss the New Jersey Federal Action. As part of the New Jersey Settlement, the Company denied any liability or wrongdoing.

In connection with the New Jersey Settlement, we have agreed to achieve, and in certain circumstances to take reasonable measures designed to achieve, Specified Metrics in our New York and Philadelphia local market PPM ratings services by agreed dates. We also will make certain disclosures to users and potential users of our audience estimates, report to the New Jersey Attorney General on our performance against the Specified Metrics, and make all reasonable efforts in good faith to obtain and retain accreditation by the MRC of our New York and Philadelphia local market PPM ratings services. If, by December 31, 2009, we had not obtained accreditation from the MRC of either our New York or Philadelphia local market PPM ratings service and also had failed to achieve all of the Specified Metrics, the New Jersey Attorney General reserved the right to rescind the New Jersey Settlement and reinstitute litigation against us for the allegations made in the New Jersey Action. While we cannot provide any assurance that the New Jersey Attorney General will not seek to reinstitute litigation against us for the allegations made in the civil action, we believe we have taken all reasonable measures to achieve the minimum requirements set forth in the New Jersey Settlement.

The Company has paid $130,000 to the New Jersey Attorney General for investigative costs and expenses.

Jointly in connection with the New York Settlement and the New Jersey Settlement, the Company also created and funded a non-response bias study in the New York market, funded an advertising campaign promoting minority radio in major trade journals, and paid a single lump sum of $100,000 to the National Association of Black Owned Broadcasters ("NABOB") for a joint radio project between NABOB and the Spanish Radio Association to support minority radio.

Maryland

On February 6, 2009, we announced that we had reached an agreement with the Office of the Attorney General of Maryland regarding our PPM ratings services in the Washington, DC and Baltimore local markets. In connection with the Washington, DC local market we agreed to achieve, and in certain circumstances take reasonable measures designed to achieve Specified Metrics by agreed dates. We will also make certain disclosures to users and potential users of our audience estimates and take all reasonable efforts to obtain accreditation by the MRC of our Washington, DC local market PPM service. We have agreed to use comparable methods and comply with comparable terms in connection with the commercialization of the PPM service in the Baltimore local market that reflect the different demographic characteristics of that local market and the timetable for commercializing the PPM service in the Baltimore local market.

Florida

On July 14, 2009, the State of Florida commenced a civil action against us in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, alleging violations of Florida consumer fraud law relating to the marketing and commercialization in Florida of our PPM ratings service. The lawsuit seeks civil penalties of $10,000 for each alleged violation and an order preventing us from continuing to publish our PPM listening estimates in Florida. The Company has answered the Complaint and is in the process of negotiating a confidentiality agreement with the plaintiff regarding the exchange of documents. No further proceedings have taken place.

The Company intends to defend itself and its interests vigorously against these allegations.

We are involved from time to time in a number of judicial and administrative proceedings considered ordinary with respect to the nature of our current and past operations, including employment-related disputes, contract disputes, government proceedings, customer disputes, and tort claims. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on our part. Some of these matters raise difficult and complex factual and legal issues, and are subject to many uncertainties, including, but not limited to, the facts and circumstances of each particular action, and the jurisdiction, forum and law under which each action is pending. Because of this complexity, final disposition of some of these proceedings may not occur for several years. As such, we are not always able to estimate the amount of our possible future liabilities. There can be no certainty that we will not ultimately incur charges in excess of present or future established accruals or insurance coverage. Although occasional adverse decisions (or settlements) may occur, we believe that the likelihood that final disposition of these proceedings will, considering the merits of the claims, have a material adverse impact on our financial position or results of operations is remote.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ARB." As of February 19, 2010, there were 26,585,627 shares outstanding and 4,614 stockholders of record of our common stock.

The following table sets forth the high and low sale prices of our common stock as reported on the NYSE Composite Tape and the dividends declared per share of our common stock for each quarterly period for the past two years ended December 31, 2009 and 2008.

2009	1Q	2Q	3Q	4Q	Full Year
High	$17.44	$22.45	$21.07	$25.36	$25.36
Low	$10.57	$14.89	$14.87	$20.33	$10.57
Dividend	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.40

2008	1Q	2Q	3Q	4Q	Full Year
High	$46.24	$51.50	$50.87	$44.69	$51.50
Low	$38.49	$43.15	$43.98	$ 9.90	$ 9.90
Dividend	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.40

The transfer agent and registrar for our common stock is The Bank of New York.

On November 14, 2007, our Board of Directors authorized a program to repurchase up to $200.0 million in shares of our outstanding common stock through either periodic open-market or private transactions at then-prevailing market prices over a period of up to two years. No shares of common stock were purchased under the program during the year ended December 31, 2009. As of November 14, 2009, the program expiration date, 2,247,000 shares of common stock had been repurchased under this program for $100.0 million.

Arbitron Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 1 - December 31 . .	—	$—	—	$—

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data set forth below should be read together with the information under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Arbitron's consolidated financial statements and related notes included in this Annual Report on Form 10-K. Our statements of income for the years ended December 31, 2009, 2008, and 2007 and balance sheet data as of December 31, 2009, and 2008 set forth below are derived from audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The statement of income data for the years ended December 31, 2006, and 2005 and balance sheet data as of December 31, 2007, 2006, and 2005 are derived from audited consolidated financial statements of Arbitron not included in this Annual Report on Form 10-K.

	As of and for the Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Statement of Income Data					
Revenue	$384,952	$368,824	$338,469	$319,335	$300,368
Costs and expenses	330,111	312,359	279,187	243,386	206,718
Operating income	54,841	56,465	59,282	75,949	93,650
Equity in net income of affiliate(s)	7,637	6,677	4,057	7,748	7,829
Income from continuing operations before interest and income tax expense	62,478	63,142	63,339	83,697	101,479
Interest expense (income), net	1,346	1,593	(1,453)	3,092	971
Income from continuing operations before income tax expense	61,132	61,549	64,792	80,605	100,508
Income tax expense	18,972	24,330	24,288	30,259	33,218
Income from continuing operations	42,160	37,219	40,504	50,346	67,290
Income (loss) from discontinued operations, net of taxes	—	(39)	(324)	312	18
Net income	$ 42,160	$ 37,180	$ 40,180	$ 50,658	$ 67,308
Net Income Per Weighted Average Common Share					
Basic					
Continuing operations	$ 1.59	$ 1.37	$ 1.38	$ 1.68	$ 2.16
Discontinued operations	—	—	(0.01)	0.01	—
Net income per share, basic	$ 1.59	$ 1.37	$ 1.37	$ 1.69	$ 2.16
Diluted					
Continuing operations	$ 1.58	$ 1.37	$ 1.37	$ 1.67	$ 2.14
Discontinued operations	—	—	(0.01)	0.01	—
Net income per share, diluted	$ 1.58	$ 1.36	$ 1.35	$ 1.68	$ 2.14
Cash dividends declared per share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Weighted average common shares used in calculations					
Basic	26,493	27,094	29,399	29,937	31,179
Diluted	26,676	27,259	29,665	30,086	31,500
Balance Sheet Data					
Current assets	$ 75,179	$ 73,845	$ 68,618	$105,545	$160,926
Total assets	203,829	199,597	180,543	210,320	254,708
Long-term debt, including the short-term portion thereof	68,000	85,000	12,000	—	50,000
Stockholders' equity (deficit)	$ 30,575	$(14,495)	$ 48,200	$ 89,256	$ 96,182
Share-based Compensation Data					
Share-based compensation expense	$ 10,031	$ 8,415	$ 6,532	$ 6,545	$ 426

Certain per share data amounts may not total due to rounding.

As of January 1, 2006, we adopted the recognition provisions for share-based awards based upon the fair-value of the award on the date of grant and the allocation of the total expense over the vest life of the award. See Note 15 to the Notes to the Consolidated Financial Statements for further discussion and analysis.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto that follow in this Annual Report on Form 10-K.

Overview

Historically, our quantitative radio ratings services and related software have accounted for a substantial majority of our revenue. Our radio audience ratings services and the related software revenues represented 90 percent, 89 percent, and 88 percent of our total revenue in 2009, 2008, and 2007, respectively. While we expect that our quantitative radio ratings services and related software will continue to account for the majority of our revenue for the foreseeable future, we are actively seeking opportunities to diversify our revenue base by, among other things, leveraging the investment we have made in our PPM technology by exploring applications of the technology beyond our domestic radio ratings business.

We are in the process of executing our previously announced plan to commercialize progressively our PPM radio ratings service in the largest United States radio markets, which we currently anticipate will result in commercialization of the service in 48 local markets by December 2010. According to our analysis of BIA's 2009 Investing in Radio Market Report, those broadcasters with whom we have entered into multi-year PPM agreements account for most of the total radio advertising dollars in the PPM markets. These agreements generally provide for a higher fee for PPM-based ratings than we charge for Diary-based ratings. As a result, we expect that the percentage of our revenues derived from our radio ratings and related software is likely to increase as we commercialize the PPM service. Growth in revenue is expected for 2010 due to a full year impact of revenue recognized for the 33 PPM Markets commercialized prior to 2010, as well as the partial year impact related to the 15 PPM Markets scheduled for commercialization during the latter half of 2010. However, the full revenue impact of the launch of each PPM Market is not expected to occur within the first year after commercialization because our customer contracts allow for phased-in pricing toward the higher PPM service rate over a period of time.

Nielsen's signing of Cumulus and Clear Channel as customers for its radio ratings service in certain small to mid-sized markets resulted in a $5.0 million negative impact on revenue we would have received for the year ended December 31, 2009, and is anticipated to adversely impact our expected revenue by approximately $10.0 million per year thereafter. Due to the impact of the current economic downturn on anticipated sales of discretionary services and renewals of agreements to provide ratings services, as well as the high penetration of our current services in the radio broadcasting business, we expect that our future annual organic rate of revenue growth from our quantitative Diary-based radio ratings services will be slower than historical trends.

We depend on a limited number of key customers for our radio ratings services and related software. For example, in 2009, Clear Channel represented 19 percent of our total revenue. We cannot provide any assurances that we could replace the revenue that would be lost if any of our key customers failed to renew all or part of their agreements with us or became insolvent. The loss of any key customer would materially impact our business, financial position, and operating results. Because many of our largest customers own and operate radio stations in markets that we expect to transition to PPM measurement, we expect that our dependence on our largest customers will continue for the foreseeable future.

We anticipate that PPM costs and expenses will accelerate six to nine months in advance of the commercialization of the service in each PPM Market as we build the panels. These costs are incremental to the costs associated with our Diary-based ratings service. In addition, we expect to increase the percentage of cell-phone-only households in both the Diary and PPM services, which we expect will increase our annual cost of revenue.

We continue to operate in a highly challenging business environment. Our future performance will be impacted by our ability to address a variety of challenges and opportunities in the markets and industries we serve. Such challenges and opportunities include our ability to continue to maintain and improve the quality of our PPM service, and manage increased costs for data collection, arising from, among other things, increased numbers of cell-phone-only households, which are more expensive for us to recruit than are households with landline telephones. Our goal is to obtain and/or maintain MRC accreditation in all of our PPM Markets, and develop and implement effective and efficient technological solutions to measure cross-platform media and advertising.

Protecting and supporting our existing customer base, and ensuring our services are competitive from a price, quality and service perspective are critical components to these overall goals, although there can be no guarantee that we will be successful in our efforts.

Restructuring, Reorganization and Expense Reduction Plan

During the first quarter of 2009, we implemented a restructuring, reorganization, and expense reduction plan (the "Plan"). Part of the Plan included reducing our full-time workforce by approximately 10 percent. During 2009, we incurred restructuring charges, related principally to severance, termination benefits, retirement plan settlement charges, outplacement support and certain other expenses that were incurred as part of the Plan.

In accordance with our retirement plan provisions, participants may elect, at their option, to receive their retirement benefits either in a lump sum payment or an annuity. If the lump sum distributions paid during the year exceed the total of the service cost and interest cost for the retirement plan year, we must recognize for that year's results of operations the pro rata portion of any unrecognized gain or loss equal to the percentage reduction of the projected benefit obligation. During 2009, the aggregate of lump sum distribution elections by a number of pension plan participants who were terminated as part of the Plan, resulted in the recognition of a non-cash charge for the settlement related to two of the Company's retirement plans. For the year ended December 31, 2009, we incurred non-cash settlement charges of $1.8 million and a total restructuring charge, including the non-cash settlement charges, of $10.0 million.

Investment in TRA

We made a $3.4 million minority investment in preferred stock of TRA in May 2009. We account for our investment in TRA using the cost method of accounting, which requires a measurement of the Fair Market Value ("FMV") of the investment in order to determine if an impairment of the asset has occurred. We believe the carrying value of TRA approximates its FMV.

TRA's shares are not publicly traded, which makes it difficult to ascertain its FMV. However, TRA is currently engaged in raising additional capital, which it has indicated to us it expects to complete in the first half of 2010. We will re-evaluate the value of our investment based on the results of the capital raise.

Legal Expenses

During 2009 and 2008, we incurred approximately $8.8 million in aggregate legal costs and expenses in connection with two securities-law civil actions and a governmental interaction, relating primarily to the commercialization of our PPM radio ratings service. For additional information regarding the Company's legal interactions, see "Item 3. — Legal Proceedings." As of December 31, 2009, we received $2.0 million in insurance reimbursements related to these legal actions and estimated that an additional $3.5 million of the aggregate costs and expenses were probable for recovery under our Director and Officer insurance policy. During the first quarter of 2010, we received $0.4 million from our Director and Officer insurance carrier and we reached a settlement for $3.1 million, which we also expect to receive during the first quarter of 2010. We are also involved in other legal matters for which we do not expect that the legal costs and expenses will be recoverable through insurance. We can provide no assurance that we will not continue to incur legal costs and expenses at comparable or higher levels in the future. For further information regarding these legal costs, see "— Critical Accounting Policies and Estimates."

General Economic Conditions

Our customers derive most of their revenue from transactions involving the sale or purchase of advertising. During recent challenging economic times, advertisers have reduced advertising expenditures, impacting advertising agencies and media. As a result, advertising agencies and media companies have been and may continue to be less likely to purchase our services, which has and could continue to adversely impact our business, financial position, and operating results.

Since September 2008, we have experienced an increase in the average number of days our sales have been outstanding before we have received payment, which has resulted in a material increase in trade accounts receivable as compared to historical trends. Our accounts receivable remained at this elevated level throughout 2009, however, the increase since December 31, 2008 was not significant. If the economic downturn expands or is sustained for an extended period into the future, it may also lead to increased incidence of customers' inability to pay their accounts, an increase in our provision for doubtful accounts, and a further increase in collection cycles for accounts receivable or insolvency of our customers.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those that both are important to the presentation of our financial position and results of operations, and require our most difficult, complex or subjective judgments.

Software development costs. We capitalize software development costs with respect to significant internal use software initiatives or enhancements from the time that the preliminary project stage is completed and management considers it probable that the software will be used to perform the function intended, until the time the software is placed in service for its intended use. Once the software is placed in service, the capitalized costs are amortized over periods of three to five years. We perform an assessment quarterly to determine if it is probable that all capitalized software will be used to perform its intended function. If an impairment exists, the software cost is written down to estimated fair value. As of December 31, 2009, and 2008, our capitalized software developed for internal use had carrying amounts of $23.9 million and $22.6 million, respectively, including $13.7 million and $13.3 million, respectively, of software related to the PPM service.

Deferred income taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year and for deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. We must make assumptions, judgments and estimates to determine the current provision for income taxes and also deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments, and estimates relative to the current provision for income taxes take into account current tax laws, interpretation of current tax laws and possible outcomes of current and future audits conducted by domestic and foreign tax authorities. Changes in tax law or interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in the consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account forecasts of the amount and nature of future taxable income. Actual operating results and the underlying amount and nature of income in future years could render current assumptions, judgments and estimates of recoverable net deferred tax assets inaccurate. We believe it is more likely than not that we will realize the benefits of these deferred tax assets. Any of the assumptions, judgments and estimates mentioned above could cause actual income tax obligations to differ from estimates, thus impacting our financial position and results of operations.

We include, in our tax calculation methodology, an assessment of the uncertainty in income taxes by establishing recognition thresholds for our tax positions. Inherent in our calculation are critical judgments by management related to the determination of the basis for our tax positions. For further information regarding our unrecognized tax benefits, see Note 13 in the Notes to Consolidated Financial Statements contained in this Annual Report on Form 10-K.

Insurance Receivables. During 2008, we became involved in two securities-law civil actions and a governmental interaction primarily related to the commercialization of our PPM service. During 2009 and 2008, we incurred a combined total of $8.8 million in legal fees and expenses in connection with these matters. As of December 31, 2009, $2.0 million in insurance reimbursements related to these legal actions was received. As of December 31, 2009, and 2008, we estimated that $3.5 million and $4.8 million, respectively, of such legal fees and expenses were probable for future receipt under our Directors and Officers insurance policy. These amounts are included in our prepaid expenses and other current assets on our balance sheet.

During 2008 and 2009, we incurred a combined total of $2.7 million of business interruption losses and damages as a result of Hurricane Ike. We estimated that insurance reimbursements for a portion of these expenses were probable for future receipt under our insurance policy. We recorded $0.9 million and $1.0 million, as of December 31, 2009, and 2008, respectively, as an insurance claims receivable and included such estimates within our prepaid expenses and other current assets on our balance sheet. As of December 31, 2009, approximately $0.5 million in insurance reimbursements were received.

Results of Operations

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

The following table sets forth information with respect to our consolidated statements of income for the years ended December 31, 2009 and 2008.

Consolidated Statements of Income
(Dollars in thousands, except per share amounts)
(Unaudited)

	Years Ended December 31,		Increase (Decrease)		Percentage of Revenue	
	2009	2008	Dollars	Percent	2009	2008
Revenue	$384,952	$368,824	$16,128	4.4%	100.0%	100.0%
Costs and expenses						
Cost of revenue	196,269	185,632	10,637	5.7%	51.0%	50.3%
Selling, general and administrative	81,866	85,315	(3,449)	(4.0)%	21.3%	23.1%
Research and development	42,008	41,412	596	1.4%	10.9%	11.2%
Restructuring and reorganization	9,968	—	9,968	NM	2.6%	0.0%
Total costs and expenses	330,111	312,359	17,752	5.7%	85.8%	84.7%
Operating income	54,841	56,465	(1,624)	(2.9)%	14.2%	15.3%
Equity in net income of affiliate(s)	7,637	6,677	960	14.4%	2.0%	1.8%
Income from continuing operations before interest and tax expense	62,478	63,142	(664)	(1.1)%	16.2%	17.1%
Interest income	49	623	(574)	(92.1)%	0.0%	0.2%
Interest expense	1,395	2,216	(821)	(37.0)%	0.4%	0.6%
Income from continuing operations before income tax expense	61,132	61,549	(417)	(0.7)%	15.9%	16.7%
Income tax expense	18,972	24,330	(5,358)	(22.0)%	4.9%	6.6%
Income from continuing operations	42,160	37,219	4,941	13.3%	11.0%	10.1%
Discontinued operations						
Loss from discontinued operations, net of taxes	—	(462)	462	NM	—	(0.1)%
Gain on sale, net of taxes	—	423	(423)	NM	—	0.1%
Total loss from discontinued operations, net of taxes	—	(39)	39	(100.0)%	—	(0.0)%
Net income	$ 42,160	$ 37,180	$ 4,980	13.4%	11.0%	10.1%
Income per weighted average common share						
Basic						
Continuing operations	$ 1.59	$ 1.37	$ 0.22	16.1%		
Discontinued operations	—	—	—	—		
Net income per share, basic	$ 1.59	$ 1.37	$ 0.22	16.1%		
Diluted						
Continuing operations	$ 1.58	$ 1.37	$ 0.21	15.3%		
Discontinued operations	—	—	—	—		
Net income per share, diluted	$ 1.58	$ 1.36	$ 0.22	16.2%		
Cash dividends declared per common share	$ 0.40	$ 0.40	$ —	—		

Certain per share data and percentage amounts may not total due to rounding.

NM — not meaningful

Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

	Years Ended December 31,		Increase (Decrease)	
	2009	2008	Dollars	Percent
Other data:				
EBIT(1)	$62,478	$63,142	$ (664)	(1.1)%
EBITDA(1)	$85,847	$80,605	$ 5,242	6.5%
EBIT and EBITDA Reconciliation(1)				
Income from continuing operations	$42,160	$37,219	$ 4,941	13.3%
Income tax expense	18,972	24,330	(5,358)	(22.0)%
Interest (income)	(49)	(623)	574	(92.1)%
Interest expense	1,395	2,216	(821)	(37.0)%
EBIT(1)	62,478	63,142	(664)	(1.1)%
Depreciation and amortization	23,369	17,463	5,906	33.8%
EBITDA(1)	$85,847	$80,605	$ 5,242	6.5%

(1) EBIT (earnings before interest and income taxes) and EBITDA (earnings before interest, income taxes, depreciation and amortization) are non-GAAP financial measures that we believe are useful to investors in evaluating our results. For further discussion of these non-GAAP financial measures, see paragraph below entitled "EBIT and EBITDA."

Revenue. Revenue increased 4.4% or $16.1 million for the year ended December 31, 2009, as compared to 2008. Revenue increased, in particular, by $86.9 million due to the partial year impact of the commercialization of 19 PPM Markets during 2009, as well as the full year impact of the 12 PPM Markets commercialized during 2008. Higher fees are charged for PPM-based ratings than for Diary-based ratings within the PPM Markets commercialized. The increase in revenue due to PPM Market commercialization was largely offset by a $64.7 million decrease related to the transition from our Diary-based ratings service. PPM International sales increased by $1.5 million for the year ended December 31, 2009, as compared to 2008.

These net increases were partially offset by a $5.0 million reduction in revenue associated with two customers, primarily Cumulus, Inc., for our Diary-based radio ratings service in a limited number of small and medium sized markets. The growth rate of our ratings revenue was also diminished due to decreased demand for discretionary services, such as software and qualitative data services, in the currently challenging economic environment. Revenue associated with these two qualitative services decreased by $2.7 million for the year ended December 31, 2009, as compared to 2008.

Cost of Revenue. Cost of revenue increased by 5.7% or $10.6 million for the year ended December 31, 2009, as compared to 2008. Cost of revenue increased due to $18.6 million of increased PPM service related costs, including $2.0 million in increased cell-phone-only household recruitment for our PPM service, incurred to build and manage PPM panels for the 33 PPM Markets commercialized in total as of December 31, 2009, as compared to the 14 PPM Markets commercialized as of December 31, 2008. In addition, we spent $6.4 million on cell-phone-only household recruitment initiatives for our Diary service during 2009 and $2.9 million in increased costs incurred during the year ended December 31, 2009, to support the increased infrastructure within our computer center. These increases were partially offset by a $9.1 million decrease in Diary data collection and processing costs, excluding Diary cell-phone-only household recruitment, as a result of the transition from our Diary service to the PPM service in certain markets, and a $4.9 million decrease associated with labor cost reductions resulting from our restructuring initiative. Scarborough royalty costs decreased by $1.4 million for the year ended December 31, 2009, as compared to 2008, due to the decreased demand for discretionary services, such as software and qualitative data services.

Selling, General, and Administrative. Selling, general, and administrative expense decreased by 4.0% or $3.4 million for the year ended December 31, 2009, as compared to 2008, due primarily to a $4.8 million decrease related to cost savings incurred as a result of our restructuring and reorganization plan, a $2.5 million decrease in net legal costs and a $0.7 million decrease in employee incentive compensation expense. These decreases in selling, general, and administrative expense were partially offset by an increase in share-based compensation expense of $2.3 million, a $1.3 million insurance recovery reversal associated with an insurance claim settlement for certain legal matters and governmental interactions, and a $1.1 million increase in our bad debt expense primarily due to the impact of the declining economy for the year ended December 31, 2009, as compared to 2008.

Restructuring and Reorganization. During 2009, we reduced our workforce by approximately 10 percent of our full-time employees. We incurred $10.0 million of pre-tax restructuring charges, related principally to severance, termination benefits, outplacement support, and certain other expenses in connection with our restructuring plan, including a $1.8 million settlement loss related to two of our retirement plans.

Equity in Net Income of Affiliates. Equity in net income of affiliates increased by 14.4% or $1.0 million for the year ended December 31, 2009, as compared to 2008, due primarily to the termination of the Project Apollo affiliate in June 2008. Our share of the Project Apollo affiliate loss was $1.9 million for the year ended December 31, 2008, as compared to no loss incurred for 2009. This increase was partially offset by a decrease in our share of the Scarborough affiliate income of $0.9 million for the year ended December 31, 2009, as compared to 2008.

Income Tax Expense. The effective tax rate on continuing operations was 31.0% for the year ended December 31, 2009. The effective tax rate decreased from 39.5% in 2008 to 31.0% in 2009 primarily due to a $4.8 million tax benefit recognized as a result of a favorable state tax ruling received during the fourth quarter of 2009.

Net Income. Net income increased by 13.4% or $5.0 million for the year ended December 31, 2009, as compared to 2008, primarily due to the increased revenue associated with our transition to our PPM service, net of costs incurred in our continuing efforts to further build and operate our PPM service panels for the 33 PPM Markets commercialized as of December 31, 2009. Such efforts include supporting recruitment initiatives aimed at increasing our representation of cell-phone-only households within our audience ratings services. Net income was favorably impacted by a nonrecurring state net operating loss tax benefit in the amount of $4.8 million recorded during the fourth quarter of 2009, and net income was adversely impacted by a $1.3 million insurance recovery reversal associated with an insurance claim settlement for certain legal matters and governmental interactions.

EBIT and EBITDA. We believe that presenting EBIT and EBITDA, both non-GAAP financial measures, as supplemental information helps investors, analysts and others, if they so choose, in understanding and evaluating our operating performance in some of the same ways that we do because EBIT and EBITDA exclude certain items that are not directly related to our core operating performance. We reference these non-GAAP financial measures in assessing current performance and making decisions about internal budgets, resource allocation and financial goals. EBIT is calculated by deducting interest income from income from continuing operations and adding back interest expense and income tax expense to income from continuing operations. EBITDA is calculated by deducting interest income from income from continuing operations and adding back interest expense, income tax expense, and depreciation and amortization to income from continuing operations. EBIT and EBITDA should not be considered substitutes either for income from continuing operations, as indicators of our operating performance, or for cash flow, as measures of our liquidity. In addition, because EBIT and EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies.

EBIT decreased by $0.7 million for the year ended December 31, 2009, as compared to 2008. However, EBITDA increased by 6.5% or $5.2 million because this non-GAAP financial measure excludes depreciation and amortization, which for the year ended December 31, 2009, increased by 33.8%, as compared to 2008.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

The following table sets forth information with respect to our consolidated statements of income for the years ended December 31, 2008 and 2007.

Consolidated Statements of Income
(Dollars in thousands, except per share amounts)
(Unaudited)

	Years Ended December 31,		Increase (Decrease)		Percentage of Revenue	
	2008	2007	Dollars	Percent	2008	2007
Revenue	$368,824	$338,469	$30,355	9.0%	100.0%	100.0%
Costs and expenses						
Cost of revenue	185,632	157,175	28,457	18.1%	50.3%	46.4%
Selling, general and administrative	85,315	79,516	5,799	7.3%	23.1%	23.5%
Research and development	41,412	42,496	(1,084)	(2.6)%	11.2%	12.6%
Total costs and expenses	312,359	279,187	33,172	11.9%	84.7%	82.5%
Operating income	56,465	59,282	(2,817)	(4.8)%	15.3%	17.5%
Equity in net income of affiliates	6,677	4,057	2,620	64.6%	1.8%	1.2%
Income from continuing operations before interest and tax expense	63,142	63,339	(197)	(0.3)%	17.1%	18.7%
Interest income	623	2,118	(1,495)	(70.6)%	0.2%	0.6%
Interest expense	2,216	665	1,551	233.2%	0.6%	0.2%
Income from continuing operations before income tax expense	61,549	64,792	(3,243)	(5.0)%	16.7%	19.1%
Income tax expense	24,330	24,288	42	0.2%	6.6%	7.2%
Income from continuing operations	37,219	40,504	(3,285)	(8.1)%	10.1%	12.0%
Discontinued operations						
Loss from discontinued operations, net of taxes	(462)	(324)	(138)	42.6%	(0.1)%	(0.1)%
Gain on sale, net of taxes	423	—	423	NM	0.1%	0.0%
Total loss from discontinued operations, net of taxes	(39)	(324)	285	(88.0)%	(0.0)%	(0.1)%
Net income	$ 37,180	$ 40,180	$ (3,000)	(7.5)%	10.1%	11.9%
Income per weighted average common share						
Basic						
Continuing operations	$ 1.37	$ 1.38	$ (0.01)	(0.7)%		
Discontinued operations	—	(0.01)	0.01	—		
Net income per share, basic	$ 1.37	$ 1.37	$ —	0.0%		
Diluted						
Continuing operations	$ 1.37	$ 1.37	$ —	0.0%		
Discontinued operations	—	(0.01)	0.01	—		
Net income per share, diluted	$ 1.36	$ 1.35	$ 0.01	0.7%		
Cash dividends declared per common share	$ 0.40	$ 0.40	$ —	—		

Certain per share data and percentage amounts may not total due to rounding.

NM — not meaningful

Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

	Years Ended December 31,		Increase (Decrease)	
	2008	2007	Dollars	Percent
Other data:				
EBIT(1)	$63,142	$63,339	$ (197)	(0.3)%
EBITDA(1)	$80,605	$75,889	$ 4,716	6.2%
EBIT and EBITDA Reconciliation(1)				
Income from continuing operations	$37,219	$40,504	$(3,285)	(8.1)%
Income tax expense	24,330	24,288	42	0.2%
Interest (income)	(623)	(2,118)	1,495	(70.6)%
Interest expense	2,216	665	1,551	233.2%
EBIT(1)	63,142	63,339	(197)	(0.3)%
Depreciation and amortization	17,463	12,550	4,913	39.1%
EBITDA(1)	$80,605	$75,889	$ 4,716	6.2%

(1) EBIT (earnings before interest and income taxes) and EBITDA (earnings before interest, income taxes, depreciation and amortization) are non-GAAP financial measures that we believe are useful to investors in evaluating our results. For further discussion of these non-GAAP financial measures, see paragraph below entitled "EBIT and EBITDA."

The following table sets forth information with regard to pension settlement costs and expenses recognized for the year ended December 31, 2008.

	(Dollars in thousands) 2008
Cost of revenue	$ 885
Selling, general, and administrative	484
Research and development	301
Total costs and expenses	$1,670

Revenue. Revenue increased 9.0% or $30.4 million for the year ended December 31, 2008, as compared to 2007, due primarily to the commercialization of 12 additional PPM markets during 2008, a full year of currency revenue associated with the Houston-Galveston and Philadelphia markets commercialized in the first half of 2007, and increases related to the radio ratings subscriber base, contract renewals, and price escalations in multiyear customer contracts for our PPM service and Diary-based quantitative rating business. During the last three years, our efforts to support the commercialization of our PPM ratings service have had a material negative impact on our results of operations.

Cost of Revenue. Cost of revenue increased by 18.1% or $28.5 million for the year ended December 31, 2008, as compared to 2007. The increase in cost of revenue was largely attributable to a $24.8 million increase associated with our PPM ratings service, which was due primarily to increased costs related to additional markets commercialized in 2008 and certain markets expected to be commercialized in 2009. The increase in cost of revenue for 2008, as compared to 2007, also includes a $3.5 million increase in expenses on initiatives in support of our Diary rating business.

Selling, General, and Administrative. Selling, general, and administrative expense increased by 7.3% or $5.8 million for the year ended December 31, 2008, as compared to 2007, due primarily to a $5.8 million increase in legal costs, net of anticipated insurance recoveries, related to certain legal matters and governmental interactions, a $1.7 million increase in marketing efforts mainly related to supporting our PPM service, and a $1.7 million increase in non-cash share-based compensation for the year ended December 31, 2008, as compared to 2007, partially offset by a $2.9 million decrease from cost-saving initiatives in our sales and marketing divisions.

Research and Development. Research and development expense decreased 2.6% or $1.1 million during the year ended December 31, 2008, as compared to 2007. The decrease in research and development expenses resulted primarily from a $4.3 million reduction associated with the development of the next generation of our client software, and a $1.2 million decrease in expenses associated with the development of our accounts receivable and contract management system, largely offset by a $2.2 million increase related to applications and infrastructure to support our PPM service, a $1.4 million increase associated with supporting our Diary service, and $0.8 million in increased expenses incurred in expanding our technology operations in India.

Equity in Net Income of Affiliates. Equity in net income of affiliates increased by 64.6% or $2.6 million due to the termination of the Project Apollo affiliate in June 2008. Project Apollo losses were reported for four quarters during the year ended December 31, 2007 and only two quarters during 2008.

Interest Income. Interest income decreased by 70.6% or $1.5 million due to a $30.9 million decrease in the average aggregate cash and short-term investment balance for the year ended December 31, 2008, as compared to 2007.

Interest Expense. Interest expense increased by 233.2% or $1.6 million due to the interest incurred on average debt of $57.2 million for the year ended December 31, 2008, as compared to $4.5 million of average debt outstanding during 2007. The interest expense incurred during 2007 was primarily related to ongoing credit facility fees and the scheduled amortization of deferred financing costs.

Net Income. Net income decreased 7.5% or $3.0 million for the year ended December 31, 2008, as compared to the same period in 2007, due primarily to our continuing efforts to further build and operate our PPM service panels for markets launched in the third quarter of 2008, including New York, Nassau-Suffolk (Long Island), Middlesex-Somerset-Union, Los Angeles, Riverside-San Bernardino, Chicago, San Francisco, and San Jose; and those markets commercialized in the fourth quarter of 2008 and the first quarter of 2009, including Atlanta, Dallas-Ft. Worth, Washington DC, Detroit, and Boston. Net income was also negatively impacted by certain lawsuits and governmental interactions occurring in 2008, a portion of which is not expected to be covered by insurance, as well as cost and expenses related to pension settlements recognized under SFAS No. 88. These decreases to net income were partially offset by cost reductions associated with research and development and the termination of the Project Apollo affiliate, which was operating at a loss.

EBIT and EBITDA. We believe that presenting EBIT and EBITDA, both non-GAAP financial measures, as supplemental information helps investors, analysts, and others, if they so choose, in understanding and evaluating our operating performance in some of the same manners that we do because EBIT and EBITDA exclude certain items that are not directly related to our core operating performance. We reference these non-GAAP financial measures in assessing current performance and making decisions about internal budgets, resource allocation and financial goals. EBIT is calculated by deducting interest income from income from continuing operations and adding back interest expense and income tax expense to income from continuing operations. EBITDA is calculated by deducting interest income from income from continuing operations and adding back interest expense, income tax expense, and depreciation and amortization to income from continuing operations. EBIT and EBITDA should not be considered substitutes either for income from continuing operations, as indicators of our operating performance, or for cash flow, as measures of our liquidity. In addition, because EBIT and EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. EBIT decreased by 0.3% or $0.2 million for the year ended December 31, 2008, as compared to 2007, due to the same reasons previously mentioned for our decreased net income. EBITDA increased 6.2% or $4.7 million because this non-GAAP financial measure excludes depreciation and amortization, which for 2008, experienced an increasing net trend resulting from higher PPM capital expenditures in 2008, as compared to 2007.

Liquidity and Capital Resources

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

Liquidity indicators

	As of December 31, 2009	As of December 31, 2008	Change
Cash and cash equivalents	$ 8,217	$ 8,658	$ (441)
Working deficit	$(10,737)	$(28,592)	$ 17,855
Working capital, excluding deferred revenue	$ 32,411	$ 28,712	$ 3,699
Total long-term debt	$ 68,000	$ 85,000	$(17,000)

Over the last two years, we have relied upon our cash flow from operations, supplemented by borrowings under our available revolving credit facility ("Credit Facility") as needed, to fund our dividends, capital expenditures, contractual obligations, and share repurchases. We expect that our cash position as of December 31, 2009, cash flow generated from operations, and our Credit Facility will be sufficient to support our operations for the next 12 to 24 months. See "Credit Facility" for further discussion of the relevant terms of our Credit Facility.

Operating activities. For the year ended December 31, 2009, the net cash provided by operating activities was $57.3 million, which was primarily due to $85.8 million in EBITDA, as discussed and reconciled to income from continuing operations in "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations," partially offset by $23.7 million in income taxes paid during 2009.

Net cash provided by operating activities also reflects a $5.3 million decrease related to increased accounts receivable balances resulting from higher billings and from slower collections from our customers in the midst of a declining economy. As a result, our collection cycle has lengthened and our accounts receivable balance as of December 31, 2009, is higher than our historical trends.

Investing activities. Net cash used in investing activities was $35.1 million and $31.5 million for the years ended December 31, 2009, and 2008, respectively. This $3.6 million increase in cash used in investing activities was primarily due to a $2.3 million increase in equity and other investments related to our $3.4 million investment in TRA in 2009, as compared to our $1.1 million investment in Project Apollo during 2008. The increase in net cash used in investing activities was also due to a $2.1 million net cash inflow during the prior year associated with our discontinued operation of Continental Research, which was sold during 2008. See Note 3 — Discontinued Operations to the Notes to Consolidated Financial Statements in this Form 10-K for further information.

Financing activities. Net cash used in financing activities was $22.8 million and $26.9 million for the years ended December 31, 2009, and 2008, respectively. This $4.1 million decrease in net cash used in financing activities was due to several factors. Net cash used in financing activities decreased significantly due to a $100.0 million decrease related to no stock repurchase activity during 2009, as compared to $100.0 million in cash used to repurchase our common stock during 2008. Also, a decrease in net cash used in financing activity for the year ended December 31, 2009, as compared to 2008, related to $3.8 million in increased bank overdraft payables, which was recorded as a financing activity in 2009 as compared to no bank overdraft activity recorded for 2008.

These decreases in net cash used in financing activities were largely offset by $90.0 million in net debt activity, which was comprised of a net pay down of $17.0 million of outstanding obligations under our Credit Facility in 2009, as compared to $73.0 million of net borrowings to assist our cash flow from operations with funding our stock repurchase program during 2008. Net cash used in financing activities also increased due to a decline in our average stock price during the latter half of 2008, which persisted into 2009 at a level that caused a substantial number of our stock options to be out-of-the money during most of 2009. This caused a $9.3 million decrease in stock option exercises during 2009, as compared to 2008.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Liquidity indicators

	As of December 31, 2008	As of December 31, 2007	Change
Cash and cash equivalents	$ 8,658	$ 21,141	$(12,483)
Working (deficit) capital	$(28,592)	$(45,841)	$ 17,249
Working capital, excluding deferred revenue	$ 28,712	$ 20,927	$ 7,785
Total long-term debt, excluding current portion	$ 85,000	$ 7,000	$ 78,000

Operating activities. For the year ended December 31, 2008, the net cash provided by operating activities was $44.9 million, which was primarily due to $80.6 million in EBITDA, as discussed and reconciled to income from continuing operations in "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations," and a $5.4 million increase in accounts payable due largely to increased payables associated with legal services rendered during the fourth quarter of 2008, which were partially offset by $19.8 million in income taxes paid during 2008, and a $17.5 million decrease related to increased accounts receivable balances resulting from both higher PPM service billings recorded in conjunction with the commercialization of 12 PPM Markets in the latter half of 2008, and slower collections from our customers in the midst of a declining economy. Net cash provided by operating activities also reflects a $6.2 million decrease related to increased prepaids and other current assets, which consists largely of a $5.8 million insurance claim receivable recorded in 2008 for cost recoveries related to certain legal matters, governmental interactions, and Hurricane Ike business interruption loss and damages.

Investing activities. Net cash used in investing activities was $31.5 million and $0.7 million for the years ended December 31, 2008, and 2007, respectively. This $30.8 million increase in cash used in investing activities was primarily due to $27.6 million of net short-term investment sales made during 2007. No investment purchases or sales activity occurred during 2008. Prior to the end of 2007, all of our short-term investments were sold to help fund the completion of our then authorized $100.0 million stock repurchase program. For further information regarding the impact to our consolidated financial statements of our stock repurchase programs, see the discussion of the net financing activities below.

The change in cash flow associated with investing activities was also impacted by a $6.7 million increase in capital spending in 2008, primarily related to PPM equipment and PPM-related software capitalization, as well as machinery and equipment purchased in conjunction with expanding our research and development subsidiary in India. These cash outflows were partially offset by a $2.2 million net cash inflow related to our discontinued operation (i.e., Continental Research). See Note 3 — Discontinued Operations to the Notes to Consolidated Financial Statements in this Form 10-K for further information.

Financing activities. Net cash used in financing activities was $26.9 million and $76.0 million for the years ended December 31, 2008, and 2007, respectively. This $49.1 million decrease in net cash used in financing activities was due largely to $61.0 million in increased net borrowings under our Credit Facility to assist our cash flow from operations with funding our stock repurchase program in 2008 as compared to 2007. This decrease in net cash used was partially offset by a reduction in proceeds from stock option exercises resulting primarily from a decrease in our average stock price during the latter half of 2008.

Credit Facility

On December 20, 2006, we entered into an agreement with a consortium of lenders to provide up to $150.0 million of financing to us through a five-year, unsecured revolving credit facility. The agreement contains an expansion feature for us to increase the total financing available under the Credit Facility by up to $50.0 million to an aggregate of $200.0 million. Such increased financing would be provided by one or more existing Credit Facility lending institutions, subject to the approval of the lending banks, and/or in combination with one or more new lending institutions, subject to the approval of the Credit Facility's administrative agent. Interest on borrowings under the Credit Facility is calculated based on a floating rate for a duration of up to six months as selected by us.

Our Credit Facility contains financial terms, covenants and operating restrictions that potentially restrict our financial flexibility. The material debt covenants under our Credit Facility include both a maximum leverage ratio and a minimum interest coverage ratio. The leverage ratio is a non-GAAP financial measure equal to the amount of our consolidated total indebtedness, as defined in our Credit Facility, divided by a contractually defined adjusted Earnings Before Interest, Taxes, Depreciation and Amortization and non-cash compensation ("Consolidated EBITDA") for the trailing twelve-month period. The interest coverage ratio is a non-GAAP financial measure equal to Consolidated EBITDA divided by total interest expense. Both ratios are designed as measures of our ability to meet current and future obligations. The following table presents the actual ratios and their threshold limits as defined by the Credit Facility as of December 31, 2009:

Covenant	Threshold	Actual
Maximum leverage ratio	3.0	0.71
Minimum interest coverage ratio	3.0	69

As of December 31, 2009, based upon these financial covenants, there was no default or limit on our ability to borrow the unused portion of our Credit Facility.

Our Credit Facility contains customary events of default, including nonpayment and breach covenants. In the event of default, repayment of borrowings under the Credit Facility could be accelerated. Our Credit Facility also contains cross default provisions whereby a default on any material indebtedness, as defined in the Credit Facility, could result in the acceleration of our outstanding debt and the termination of any unused commitment under the Credit Facility. The agreement potentially limits, among other things, our ability to sell assets, incur additional indebtedness, and grant or incur liens on our assets. Under the terms of the Credit Facility, all of our material domestic subsidiaries, if any, guarantee the commitment. Currently, we do not have any material domestic subsidiaries as defined under the terms of the Credit Facility. Although we do not believe that the terms of our Credit Facility limit the operation of our business in any material respect, the terms of the Credit Facility may restrict or prohibit our ability to raise additional debt capital when needed or could prevent us from investing in other growth initiatives. Our outstanding borrowings decreased from $85.0 million at December 31, 2008, to $68.0 million at December 31, 2009. We have been in compliance with the terms of the Credit Facility since the agreement's inception. As of February 19, 2010, we had $73.0 million in outstanding debt under the Credit Facility.

Other Liquidity Matters

On November 14, 2007, our Board of Directors authorized a program to repurchase up to $200.0 million in shares of our outstanding common stock through either periodic open-market or private transactions at then-prevailing market prices over a period of up to two years. As of the November 2009 expiration date, 2,247,400 shares of outstanding common stock had been repurchased under this program for $100.0 million.

Commercialization of our PPM ratings service requires and will continue to require a substantial financial investment. We believe our cash generated from operations, as well as access to the Credit Facility, is sufficient to fund such requirements for the next 12 to 24 months. We anticipate that PPM costs and expenses will accelerate six to nine months in advance of the commercialization of the service in each PPM Market as we build the panels. Cell-phone-only household recruitment initiatives in both the Diary and PPM services will also increase our cost of revenue.

Contractual Obligations

The following table summarizes our contractual cash obligations as of December 31, 2009 (in thousands):

	Payments Due By Period				
	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years	Total
			(In thousands)		
Long-term debt(A)	$ 701	$68,682	$ —	$ —	$ 69,383
Operating leases(B)	8,858	15,603	10,255	20,691	55,407
Purchase obligations(C)	9,977	—	—	—	9,977
Contributions for retirement plans(D)	5,010	—	—	—	5,010
Unrecognized tax benefits(E)	335	439	436	—	1,210
	$24,881	$84,724	$10,691	$20,691	$140,987

(A) See Note 10 in the Notes to Consolidated Financial Statements for additional information regarding our revolving credit facility (amounts in table consist of future payments of $68.0 million for long-term borrowings, and $1.4 million for interest).

(B) See Note 12 in the Notes to Consolidated Financial Statements.

(C) Other than for PPM equipment purchases, we generally do not make unconditional, noncancelable purchase commitments. We enter into purchase orders in the normal course of business, and they generally do not exceed one-year terms.

(D) Amount represents an estimate of our cash contribution for 2010 for retirement plans. Future cash contributions will be determined based upon the funded status of the plan. See Note 14 in the Notes to Consolidated Financial Statements.

(E) The amount related to unrecognized tax benefits in the table includes $0.3 million of interest and penalties. See Note 13 in the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We did not enter into any off-balance sheet arrangements during the years ended December 31, 2009, 2008 or 2007, nor did we have any off-balance sheet arrangements outstanding as of December 31, 2009, or 2008.

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (i.e. "FASB") issued Accounting Standards Update No. 2009-13 Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force (i.e. "ASU 2009-13"). We reviewed this guidance and determined that it had no impact to our consolidated financial statements as of December 31, 2009.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We hold our cash and cash equivalents in highly liquid securities.

In December 2006, we entered into an agreement with a consortium of lenders to provide us up to $150.0 million of financing through a five-year, unsecured revolving credit facility. Interest on borrowings under the Credit Facility is calculated based on a floating rate for a duration of up to six months. We do not use derivatives for speculative or trading purposes. As of December 31, 2009, we reported outstanding borrowings under the Credit Facility of $68.0 million, which is also equal to the obligation's fair value. A hypothetical market interest rate change of 1% would have an impact of $0.7 million on our results of operations over a 12-month period. A hypothetical market interest rate change of 1% would have no impact on either the carrying amount or the fair value of the Credit Facility.

Foreign Currency Risk

Our foreign operations are not significant at this time, and, therefore, our exposure to foreign currency risk is not material. If we expand our foreign operations, our exposure to foreign currency exchange rate changes could increase.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The report of the independent registered public accounting firm and financial statements are set forth below (see Item 15(a) for a list of financial statements and financial statement schedules):

ARBITRON INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Arbitron Inc.:

We have audited the accompanying consolidated balance sheets of Arbitron Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity (deficit), comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed under item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Arbitron Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 14, of the notes to the consolidated financial statements, the Company adopted the measurement date provisions of Statement of Financial Accounting Standards No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans* (included in FASB ASC Topic 715, *Compensation-Retirement Benefits*) as of December 31, 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Arbitron Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Baltimore, Maryland
March 1, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Arbitron Inc.:

We have audited Arbitron Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Arbitron Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Arbitron Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Arbitron Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity (deficit), comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 1, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Baltimore, Maryland
March 1, 2010

ARBITRON INC.

Consolidated Balance Sheets
December 31, 2009 and 2008
(In thousands, except par value data)

	2009	2008
Assets		
Current assets		
Cash and cash equivalents	$ 8,217	$ 8,658
Trade accounts receivable, net of allowance for doubtful accounts of $4,708 in 2009 and $2,598 in 2008	52,607	50,037
Inventory	532	2,507
Prepaid expenses and other current assets	8,841	10,167
Deferred tax assets	4,982	2,476
Total current assets	75,179	73,845
Investment in affiliates	16,938	14,901
Property and equipment, net	67,903	62,930
Goodwill, net	38,500	38,500
Other intangibles, net	809	950
Noncurrent deferred tax assets	4,130	7,576
Other noncurrent assets	370	895
Total assets	$ 203,829	$ 199,597
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable	$ 14,463	$ 15,401
Accrued expenses and other current liabilities	28,305	29,732
Deferred revenue	43,148	57,304
Total current liabilities	85,916	102,437
Long-term debt	68,000	85,000
Other noncurrent liabilities	19,338	26,655
Total liabilities	173,254	214,092
Commitments and contingencies	—	—
Stockholders' equity (deficit)		
Preferred stock, $100.00 par value, 750 shares authorized, no shares issued	—	—
Common stock, $0.50 par value, 500,000 shares authorized, 32,338 shares issued as of December 31, 2009, and 2008	16,169	16,169
Net distributions to parent prior to March 30, 2001 spin-off	(239,042)	(239,042)
Retained earnings subsequent to spin-off	267,305	226,345
Common stock held in treasury, 5,750 shares in 2009 and 5,928 shares in 2008	(2,875)	(2,964)
Accumulated other comprehensive loss	(10,982)	(15,003)
Total stockholders' equity (deficit)	30,575	(14,495)
Total liabilities and stockholders' equity (deficit)	$ 203,829	$ 199,597

See accompanying notes to consolidated financial statements.

ARBITRON INC.

Consolidated Statements of Income
Years Ended December 31, 2009, 2008, and 2007
(In thousands, except per share data)

	2009	2008	2007
Revenue	$384,952	$368,824	$338,469
Costs and expenses			
Cost of revenue	196,269	185,632	157,175
Selling, general and administrative	81,866	85,315	79,516
Research and development	42,008	41,412	42,496
Restructuring and reorganization	9,968	—	—
Total costs and expenses	330,111	312,359	279,187
Operating income	54,841	56,465	59,282
Equity in net income of affiliate(s)	7,637	6,677	4,057
Income from continuing operations before interest and income tax expense	62,478	63,142	63,339
Interest income	49	623	2,118
Interest expense	1,395	2,216	665
Income from continuing operations before income tax expense	61,132	61,549	64,792
Income tax expense	18,972	24,330	24,288
Income from continuing operations	42,160	37,219	40,504
Discontinued operations			
Loss from discontinued operations, net of taxes	—	(462)	(324)
Gain on sale of discontinued operations, net of taxes	—	423	—
Total loss from discontinued operations, net of taxes	—	(39)	(324)
Net income	$ 42,160	$ 37,180	$ 40,180
Income per weighted-average common share			
Basic			
Continuing operations	$ 1.59	$ 1.37	$ 1.38
Discontinued operations	—	—	(0.01)
Net income	$ 1.59	$ 1.37	$ 1.37
Diluted			
Continuing operations	$ 1.58	$ 1.37	$ 1.37
Discontinued operations	—	—	(0.01)
Net income	$ 1.58	$ 1.36	$ 1.35
Weighted-average common shares used in calculations			
Basic	26,493	27,094	29,399
Potentially dilutive securities	183	165	266
Diluted	26,676	27,259	29,665
Dividends declared per common share outstanding	$ 0.40	$ 0.40	$ 0.40

Note: Certain per share data amounts may not total due to rounding.

See accompanying notes to consolidated financial statements.

ARBITRON INC.

Consolidated Statements of Stockholders' Equity (Deficit)
Years Ended December 31, 2009, 2008, and 2007
(In thousands)

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Net Distributions to Parent Prior to March 31, 2001 Spin-off	Retained Earnings Subsequent to Spin-off	Common Stock Held in Treasury	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
Balance at December 31, 2006	29,692	16,169	53,598	(239,042)	266,905	(1,323)	(7,051)	89,256
Net income	—	—	—	—	40,180	—	—	40,180
Other comprehensive income (loss)								
Foreign currency translation	—	—	—	—	—	—	53	53
Retirement and post-retirement liabilities	—	—	—	—	—	—	198	198
Income tax expense	—	—	—	—	—	—	(109)	(109)
Dividends declared	—	—	—	—	(11,783)		—	(11,783)
Common stock issued	712	—	20,908	—	—	356	—	21,264
Noncash share-based compensation	—	—	6,532	—	—		—	6,532
Common stock repurchased	(2,094)	—	(98,953)	—	—	(1,047)	—	(100,000)
Tax benefits from share-based awards	—	—	2,609	—	—	—	—	2,609
Reclass of negative APIC to retained earnings	—	—	15,306	—	(15,306)	—	—	—
Balance at December 31, 2007	28,310	16,169	—	(239,042)	279,996	(2,014)	(6,909)	48,200
Net income	—	—	—	—	37,180	—	—	37,180
Other comprehensive income (loss)								
Foreign currency translation	—	—	—	—	—	—	(1,087)	(1,087)
Retirement and post-retirement liabilities	—	—	—	—	—	—	(12,468)	(12,468)
Income tax benefit	—	—	—	—	—	—	5,238	5,238
Dividends declared	—	—	—	—	(10,826)	—	—	(10,826)
Common stock issued	347	—	—	—	10,065	164	—	10,229
Noncash share-based compensation	—	—	—	—	8,406	9	—	8,415
Common stock repurchased	(2,247)	—	—	—	(98,876)	(1,123)	—	(99,999)
Tax benefits from share-based awards	—	—	—	—	830	—	—	830
Impact of SFAS No. 158 measurement date adoption								
Service, interest, and expected return component					(207)			(207)
Amortization of prior service and actuarial loss component	—	—	—	—	(223)	—	223	—
Balance at December 31, 2008	26,410	16,169	—	(239,042)	226,345	(2,964)	(15,003)	(14,495)
Net income	—	—	—	—	42,160	—	—	42,160
Other comprehensive income (loss)								
Foreign currency translation	—	—	—	—	—	—	(42)	(42)
Retirement and post-retirement liabilities	—	—	—	—	—	—	6,694	6,694
Income tax benefit	—	—	—	—	—	—	(2,631)	(2,631)
Dividends declared	—	—	—	—	(10,597)	—	—	(10,597)
Common stock issued	178	—	—	—	1,188	89	—	1,277
Noncash share-based compensation	—	—	—	—	10,031	—	—	10,031
Reduced tax benefits from share-based awards	—	—	—	—	(1,822)	—	—	(1,822)
Balance at December 31, 2009	26,588	$16,169	$ —	$(239,042)	$267,305	$(2,875)	$(10,982)	$ 30,575

See accompanying notes to consolidated financial statements.

ARBITRON INC.

Consolidated Statements of Comprehensive Income
Years Ended December 31, 2009, 2008, and 2007
(In thousands)

	2009	2008	2007
Net income	$42,160	$37,180	$40,180
Other comprehensive (loss) income, net of tax			
Change in foreign currency translation adjustment, net of tax benefit (expense) of $16, $429, and $(19) for 2009, 2008, and 2007, respectively	(26)	(658)	34
Change in retirement liabilities, net of tax (expense) benefit of $(2,647), $4,809, and $(90) for 2009, 2008, and 2007, respectively	4,047	(7,659)	108
Other comprehensive (loss) income	4,021	(8,317)	142
Comprehensive income	$46,181	$28,863	$40,322

See accompanying notes to consolidated financial statements.

ARBITRON INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008, and 2007
(In thousands)

	2009	2008	2007
Cash flows from operating activities			
Net income	$ 42,160	$ 37,180	$ 40,180
Less: loss from discontinued operations, net of taxes	—	(39)	(324)
Income from continuing operations	42,160	37,219	40,504
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Depreciation and amortization of property and equipment	23,228	17,161	11,773
Amortization of intangible assets	141	302	777
Loss on asset disposals	2,088	1,550	1,263
Loss due to retirement plan settlements	1,803	1,670	—
Asset impairment charges	—	48	831
Deferred income taxes	(1,690)	2,400	1,768
Reduced tax benefits on share-based awards	(1,822)	—	—
Equity in net income of affiliate(s)	(7,637)	(6,677)	(4,057)
Distributions from affiliate	9,000	8,100	7,800
Bad debt expense	2,723	1,636	1,175
Non-cash share-based compensation	10,031	8,415	6,532
Changes in operating assets and liabilities			
Trade accounts receivable	(5,293)	(17,502)	(4,813)
Prepaid expenses and other assets	2,148	(6,184)	124
Inventory	1,856	(1,678)	2,964
Accounts payable	(3,157)	5,352	485
Accrued expense and other current liabilities	(1,672)	2,307	(3,558)
Deferred revenue	(14,156)	(9,464)	1,175
Other noncurrent liabilities	(2,427)	1,426	121
Net operating activities from discontinued operations	—	(1,194)	198
Net cash provided by operating activities	57,324	44,887	65,062
Cash flows from investing activities			
Additions to property and equipment	(31,681)	(32,005)	(25,333)
Purchases of short-term investments	—	—	(170,545)
Proceeds from sales of short-term investments	—	—	198,170
Investments in affiliate	(3,400)	(1,062)	(2,885)
Payments for business acquisition	—	(522)	—
Net investing activities from discontinued operations	—	2,123	(60)
Net cash used in investing activities	(35,081)	(31,466)	(653)
Cash flows from financing activities			
Proceeds from stock option exercises and stock purchase plan	988	10,331	21,347
Stock repurchases	—	(99,999)	(100,000)
Tax benefits realized from share-based awards	—	830	2,609
Dividends paid to stockholders	(10,584)	(11,022)	(11,914)
Increase in bank overdraft payables	3,833	—	—
Borrowings issued on long-term debt	33,000	140,000	35,000
Payments of long-term debt	(50,000)	(67,000)	(23,000)
Net cash used in financing activities	(22,763)	(26,860)	(75,958)
Effect of exchange rate changes on cash and cash equivalents	79	(31)	37
Net decrease in cash and cash equivalents	(441)	(13,470)	(11,512)
Cash and cash equivalents at beginning of year	8,658	22,128	33,640
Cash and cash equivalents at end of year	$ 8,217	$ 8,658	$ 22,128
Cash and cash equivalents from continuing operations at end of year	8,217	8,658	21,141
Cash and cash equivalents from discontinued operations at end of year	—	—	987
Cash and cash equivalents at end of year	$ 8,217	$ 8,658	$ 22,128

See accompanying notes to consolidated financial statements.

ARBITRON INC.

Notes to Consolidated Financial Statements

1. Basis of Presentation

Basis of Consolidation

The consolidated financial statements of Arbitron Inc. ("Arbitron" or the "Company") for the year ended December 31, 2009, reflect the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries: Arbitron Holdings Inc., Audience Research Bureau S.A. de C.V., Ceridian Infotech (India) Private Limited, Arbitron International, LLC, and Arbitron Technology Services India Private Limited. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consummated the sale of CSW Research Limited ("Continental Research") and Euro Fieldwork Limited, a subsidiary of Continental Research, on January 31, 2008. The financial information of Continental Research has been separately reclassified within the consolidated financial statements as a discontinued operation. See Note 3 for further information.

Description of Business

Arbitron is a leading media and marketing information services firm, primarily serving radio, cable television, advertising agencies, advertisers, retailers, out-of-home media, online media and, through the Company's Scarborough Research ("Scarborough") joint venture with The Nielsen Company, broadcast television and print media. The Company currently provides four main services: measuring and estimating radio audiences in local markets in the United States; measuring and estimating radio audiences of network radio programs and commercials; providing software used for accessing and analyzing our media audience and marketing information data; and providing consumer, shopping, and media usage information services.

2. Summary of Significant Accounting Policies

Revenue Recognition

Syndicated or recurring products and services are licensed on a contractual basis. Revenues for such products and services are recognized over the term of the license agreement as products or services are delivered. Customer billings in advance of delivery are recorded as a deferred revenue liability. Deferred revenue relates primarily to quantitative radio measurement surveys which are delivered to customers in the subsequent quarterly or monthly period. Software revenue is recognized ratably over the life of the agreement. Through the standard software license agreement, customers are provided enhancements and upgrades, if any, that occur during their license term at no additional cost. Customer agreements with multiple licenses are reviewed for separate revenue recognition for deliverables specified by the agreements. Sales tax charged to customers is presented on a net basis within the consolidated income statement and excluded from revenues.

Expense Recognition

Direct costs associated with the Company's data collection, diary processing and deployment of the Company's Portable People Meter ratings service are recognized when incurred and are included in cost of revenue. Selling, general, and administrative expenses are recognized when incurred. Research and development expenses consist primarily of expenses associated with the development of new products and customer software and other technical expenses including maintenance of operations and reporting systems.

Cash Equivalents

Cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less.

Short-term Investments

There were no short-term investment assets recorded on the Company's consolidated balance sheet as of December 31, 2009, and 2008. All of the Company's short-term investment assets, if any, are classified as available-for-sale securities. No short-term investment transactions occurred during 2009 or 2008. During 2007, purchases and sales of short-term investments consisted of the buying and selling of variable rate demand notes and auction rate securities. These investments were investment grade, highly liquid securities. The Company conducted these transactions through various financial institutions which were evaluated for their credit quality. Because the Company's short-term investment transactions were traded at par, the amount of realized gains and losses included in earnings was zero.

Trade Accounts Receivable

Trade accounts receivable are recorded at invoiced amounts. The allowance for doubtful accounts is estimated based on historical trends of past due accounts and write-offs, as well as a review of specific accounts.

Inventories

Inventories consist of PPM equipment held for resale to international licensees of the PPM service. The inventory is accounted for on a first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are recorded at cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Computer equipment	3 years
Purchased and internally developed software	3 – 5 years
Leasehold improvements	Shorter of useful life or life of lease
Machinery, furniture and fixtures	3 – 6 years

Repairs and maintenance are charged to expense as incurred. Gains and losses on dispositions are included in the consolidated results of operations at the date of disposal.

Expenditures for significant software purchases and software developed for internal use are capitalized. For software developed for internal use, external direct costs for materials and services and certain payroll and related fringe benefit costs are capitalized as well. The costs are capitalized from the time that the preliminary project stage is completed and management considers it probable that the software will be used to perform the function intended until the time the software is placed in service for its intended use. Once the software is placed in service, the capitalized costs are amortized over periods of three to five years. Management performs an assessment quarterly to determine if it is probable that all capitalized software will be used to perform its intended function. If an impairment exists, the software cost is written down to estimated fair value.

Investment in Affiliates

Investment in affiliates is accounted for using either the equity method or the cost method, depending upon the nature of the Company's investment interests. The equity method is used when the Company has an ownership interest of 50% or less and the ability to exercise significant influence or has a majority ownership interest but does not have the ability to exercise effective control. The cost method is used when the Company has an ownership of 20% or less and does not have the ability to exercise significant influence.

Goodwill and Other Intangibles

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and are regularly reviewed for impairment.

Goodwill and intangible assets not subject to amortization are tested annually for impairment or more frequently if events and circumstances indicate that the asset might be impaired. The Company performs its annual impairment test at the reporting unit level as of January 1st for each fiscal year. An impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair value.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and effective with the date classified as held for sale, are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale, as well as the results of operations and cash flows of the disposal group, if any, are presented separately in the appropriate sections of the consolidated financial statements for all periods presented.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Net Income per Weighted Average Common Share

The computations of basic and diluted net income per weighted-average common share for 2009, 2008, and 2007 are based on the Company's weighted-average shares of common stock and potentially dilutive securities outstanding. Potentially dilutive securities are calculated in accordance with the treasury stock method, which assumes that the proceeds from the exercise of all stock options are used to repurchase the Company's common stock at the average market price for the period. As of December 31, 2009, 2008, and 2007, there were stock options to purchase 2,852,161, 1,713,557, and 1,685,251 shares of the Company's common stock outstanding, respectively, of which stock options to purchase 2,052,132, 1,646,825, and 183,110 shares of the Company's common stock, respectively, were excluded from the computation of the diluted net income per weighted-average common share, either because the stock options' exercise prices were greater than the average market price of the Company's common shares or assumed repurchases from proceeds from the stock options' exercise were antidilutive.

The Company elected to use the short-cut method of determining its initial hypothetical tax benefit windfall pool, and the assumed proceeds associated with the entire amount of tax benefits for share-based awards granted prior to January 1, 2006, were used in the diluted shares computation. For share-based awards granted subsequent to the January 1, 2006, the assumed proceeds for the related excess tax benefits, if any, were also used in the diluted shares computation.

Translation of Foreign Currencies

Financial statements of foreign subsidiaries are translated into United States dollars at current rates at the end of the period except that revenue and expenses are translated at average current exchange rates during each reporting period. Net translation exchange gains or losses and the effect of exchange rate changes on intercompany transactions of a long-term nature are recorded in accumulated other comprehensive loss in stockholders' equity (deficit). Gains and losses from translation of assets and liabilities denominated in other than the functional currency of the operation are recorded in income as incurred.

Advertising Expense

The Company recognizes advertising expense the first time advertising takes place. Advertising expense for the years ended December 31, 2009, 2008 and 2007, was $2.3 million, $1.8 million and $1.7 million, respectively.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items, if any, subject to such estimates and assumptions may include: valuation allowances for receivables and deferred income tax assets, loss contingencies, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

Legal Matters

The Company is involved, from time to time, in litigation and proceedings arising out of the ordinary course of business. Legal costs for services rendered in the course of these proceedings are charged to expense as they are incurred.

Leases

The Company conducts all of its operations in leased facilities and leases certain equipment which have minimum lease obligations under noncancelable operating leases. Certain of these leases contain rent escalations based on specified percentages. Most of the leases contain renewal options and require payments for taxes, insurance and maintenance. Rent expense is charged to operations as incurred except for escalating rents, which are charged to operations on a straight-line basis over the life of the lease.

New Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (i.e. "FASB") issued Accounting Standards Update No. 2009-13 *Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force* (i.e. "ASU 2009-13"). The management of the Company is currently reviewing this guidance.

3. Discontinued Operation

During the fourth quarter of 2007, the Company approved a plan to sell Continental Research. On January 31, 2008, the sale of Continental Research was completed at a gain of $0.4 million. The assets and liabilities, results of operations and cash flow activity of Continental Research have been reclassified separately as a discontinued operation held for sale within the Company's consolidated financial statements. The following table present key information associated with the operating results of the discontinued operations for the 2008 and 2007 reporting periods presented in the Company's income statement filed in this annual report on Form 10-K for the year ended December 31, 2009 (in thousands):

Results of Operations of Discontinued Operations	Years Ended December 31, 2008	Years Ended December 31, 2007
Revenue	$1,011	$13,578
Operating (loss) income	(791)	119
Net interest income	7	126
(Loss) income before income tax benefit (expense)	(784)	245
Income tax benefit (expense)	322	(569)
Loss from discontinued operations, net of taxes	(462)	(324)
Gain on sale, net of taxes	423	—
Total loss from discontinued operations, net of tax	$ (39)	$ (324)

During December 2007, a $1.4 million distribution of accumulated earnings was received by the Company from Continental Research in anticipation of the sale. This distribution was recognized as taxable dividend income in the United States. The related tax accrual was recognized as additional income tax expense and included in the results of discontinued operations for the year ended December 31, 2007.

4. Investment in Affiliates

The Company's equity and other investments consisted of the following (in thousands):

	December 31, 2009	December 31, 2008
Scarborough	$13,538	$14,901
Equity investments	13,538	14,901
TRA preferred stock	3,400	—
Other investments	3,400	—
Equity and other investments	$16,938	$14,901

The Company's 49.5% investment in Scarborough Research ("Scarborough"), a Delaware general partnership, is accounted for using the equity method of accounting. The Company's preferred stock investment in TRA Global, Inc., a Delaware corporation ("TRA"), is accounted for using the cost method of accounting. The Company invested $3.4 million in TRA in May 2009. See Note 17 for further information regarding the Company's TRA investment as of December 31, 2009.

During the years ended December 31, 2008 and 2007, investment in affiliates included the Company's investment in Scarborough, as well as a 50.0% interest in Project Apollo LLC, a pilot national marketing research service. The Project Apollo investment was accounted for using the equity method of accounting and was subsequently terminated on June 30, 2008. The following table shows the investment activity for each of the Company's affiliates during 2009, 2008, and 2007.

Summary of Investment Activity in Affiliates (in thousands)

	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007		
	Scarborough	TRA	Total	Scarborough	Project Apollo LLC	Total	Scarborough	Project Apollo LLC	Total
Beginning balance	$14,901	$ —	$14,901	$14,420	$ 842	$15,262	$13,907	$ —	$13,907
Equity in net income (loss)	7,637	—	7,637	8,581	(1,904)	6,677	8,313	(4,256)	4,057
Distributions	(9,000)	—	(9,000)	(8,100)	—	(8,100)	(7,800)	—	(7,800)
Non-cash investments	—	—	—	—	—	—	—	2,213	2,213
Cash investments	—	3,400	3,400	—	1,062	1,062	—	2,885	2,885
Ending balance	$13,538	$3,400	$16,938	$14,901	$ —	$14,901	$14,420	$ 842	$15,262

Under the Scarborough partnership agreement, the Company has the exclusive right to license Scarborough's services to radio stations, cable companies, and out-of-home media, and a nonexclusive right to license Scarborough's services to advertising agencies and advertisers. The Company pays a royalty fee to Scarborough based on a percentage of revenues. Royalties of $25.8 million, $26.8 million and $26.4 million for 2009, 2008, and 2007, respectively, are included in cost of revenue in the Company's consolidated statements of income. Accrued royalties due to Scarborough as of December 31, 2009, and 2008, of $5.4 million and $6.3 million, respectively, are recorded in accrued expenses and other current liabilities in the consolidated balance sheets.

Scarborough's revenue was $64.1 million, $69.3 million and $67.4 million in 2009, 2008 and 2007, respectively. Scarborough's net income was $15.3 million, $17.0 million and $16.6 million, respectively in the same periods. Scarborough's total assets and liabilities were $32.6 million and $1.1 million, and $36.4 million and $2.1 million, as of December 31, 2009, and 2008, respectively.

Prior to the termination of Project Apollo LLC on June 30, 2008, Project Apollo LLC's revenue was $0.6 million and $3.3 million for the years ended December 31, 2008, and 2007, respectively. Project Apollo LLC's net loss was $3.8 million and $8.5 million for the years ended December 31, 2008, and 2007, respectively.

5. Property and Equipment

Property and equipment as of December 31, 2009, and 2008 consist of the following (in thousands):

	2009	2008
Purchased and internally developed software	$ 53,811	$ 44,463
Portable People Meter equipment	38,155	28,915
Computer equipment	19,946	17,327
Leasehold improvements	16,298	14,435
Machinery, furniture and fixtures	9,443	8,828
	137,653	113,968
Accumulated depreciation and amortization	(69,750)	(51,038)
Property and equipment, net	$ 67,903	$ 62,930

Additional Information	For the Years Ended December 31, 2009	2008	2007
Depreciation and Amortization:			
Cost of Revenue	$20,702	$15,086	$ 9,513
Selling, general, and administrative	2,207	1,731	1,891
Research and development	319	344	369
Depreciation and amortization expense	$23,228	$17,161	$11,773
Impairment charges	$ —	$ 48	$ 831
Interest capitalized during the year	$ 52	$ 107	$ 42

6. Goodwill and Other Intangible Assets

Goodwill is measured for impairment annually as of January 1. A valuation is also performed when conditions arise that management determines could potentially trigger an impairment. During 2009, 2008, and 2007, the Company tested its goodwill at the reporting unit level. As of December 31, 2009, the Company had one reporting unit ("Arbitron reporting unit") and as such all of the Company's goodwill has been allocated to it. For these purposes, the Company's estimate of the fair value of the Arbitron reporting unit is equal to the Company's market capitalization value calculated as the closing price of the Company's common stock on the New York Stock Exchange on the impairment valuation date times the number of shares of our common stock outstanding on that date. For the fiscal years ended December 31, 2009, and 2008, the Company has determined that the estimated fair value of the Arbitron reporting unit substantially exceeds its carrying value, and therefore, no impairment exists as of those dates.

Other intangible assets, which consist of customer lists with finite lives, are being amortized to expense over their estimated useful lives. As of December 31, 2009, and 2008, the Company had no intangible assets with indefinite useful lives. The following table presents additional information regarding the amortization of other intangibles (in thousands):

	2009	2008	2007
Amortization expense for other intangible assets	$141	$302	$777

Future amortization expense for intangible assets is estimated to be as follows:

	Amount
2010	$141
2011	$141
2012	$141
2013	$141
2014	$141
Thereafter	$104

7. Restructuring and Reorganization Initiative

During the first quarter of 2009, the Company implemented a restructuring, reorganization and expense reduction plan (the "Plan"). Part of the Plan included reducing the Company's full-time workforce by approximately 10 percent. The Company incurred restructuring charges related principally to severance, termination benefits, outplacement support, retirement plan settlement charges, and certain other expenses that were incurred as part of the Plan.

In accordance with our retirement plan provisions, participants may elect, at their option, to receive their retirement benefits either in a lump sum payment or an annuity. If the lump sum distributions paid during the plan year exceed the total of the service cost and interest cost for the plan year, any unrecognized gain or loss in the plan is recognized for the pro rata portion of such gain or loss equal to the percentage reduction of the projected benefit obligation. The Company recognized a $1.8 million non-cash charge for the settlement incurred as a result of aggregate lump sum distribution elections made by a number of pension plan participants who were terminated as part of the Plan. The Company recorded $10.0 million in restructuring and reorganization charges during the year ended December 31, 2009, including the $1.8 million non-cash settlement charge.

The following table presents additional information regarding the restructuring and reorganization activity for 2009 (in thousands):

Restructuring and Reorganization	2009
Beginning liability as of January 1, 2009	$ —
Costs incurred and charged to expense	9,968
Costs paid during the year	(7,683)
Less: non-cash charges	(1,803)
Ending liability as of December 31, 2009	$ 482

The ending restructuring and reorganization liability balance noted above, is included in the accrued expenses and other current liabilities on the Company's consolidated balance sheet as of December 31, 2009.

8. Prepaids and Other Current Assets

Prepaids and other current assets as of December 31, 2009, and 2008, consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Insurance recovery receivables	$4,391	$ 5,775
Survey participant incentives and prepaid postage	2,172	2,615
Other	2,278	1,777
Prepaids and other current assets	$8,841	$10,167

During 2008, the Company became involved in two securities-law civil actions and a governmental interaction primarily related to the commercialization of our PPM service, which we believe are covered by the Company's Directors and Officers insurance policy. As of December 31, 2009, and 2008, the Company incurred-to-date $8.8 million and $6.2 million, respectively, in legal fees and costs in defense of its positions related thereto. A $0.7 million and a $4.8 million increase in the estimated gross insurance recovery were reported as reductions to selling, general and administrative expense during the years ended December 31, 2009, and 2008, respectively. These reductions partially offset the $2.6 million and $6.2 million in related legal fees recorded during 2009, and 2008, respectively. As of December 31, 2009, we have received $2.0 million in insurance reimbursements related to these legal actions and estimated that an additional $3.5 million of the aggregate costs and expenses were probable for recovery under our Director and Officer insurance policy. During the first quarter of 2010, we received $0.4 million from our Director and Officer insurance carrier and we reached a settlement for $3.1 million, which we also expect to receive during the first quarter of 2010.

During 2009 and 2008, the Company incurred $2.7 million in business interruption losses and damages as a result of Hurricane Ike. As of December 31, 2009, approximately $0.5 million in insurance reimbursements were received and the Company estimates that an additional $0.9 million in reimbursements are probable for future receipt under the Company's insurance policy. As of December 31, 2008, the Company's insurance claims receivable estimate related to Hurricane Ike was $1.0 million.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2009, and 2008 consist of the following (in thousands):

	2009	2008
Employee compensation and benefits	$20,089	$18,609
Royalties due to Scarborough	5,448	6,318
Dividend payable	2,646	2,633
Other	122	2,172
	$28,305	$29,732

10. Long-term Debt

On December 20, 2006, the Company entered into an agreement with a consortium of lenders to provide up to $150.0 million of financing to the Company through a five-year, unsecured revolving credit facility (the "Credit Facility") expiring on December 20, 2011. The agreement contains an expansion feature to increase the total financing available under the Credit Facility by up to $50.0 million to an aggregate of $200.0 million. Such increased financing would be provided by one or more existing Credit Facility lending institutions, subject to the approval of the lending banks, and/or in combination with one or more new lending institutions, subject to the approval of the Credit Facility's administrative agent. The Credit Facility includes a $15.0 million maximum letter of credit commitment. As of December 31, 2009, and 2008, the outstanding borrowings under the Credit Facility were $68.0 million and $85.0 million, respectively.

The Credit Facility has two borrowing options, a Eurodollar rate option or an alternate base rate option, as defined in the Credit Facility. Under the Eurodollar option, the Company may elect interest periods of one, two, three or six months at the inception date and each renewal date. Borrowings under the Eurodollar option bear interest at the London Interbank Offered Rate (LIBOR) plus a margin of 0.575% to 1.25%. Borrowings under the base rate option bear interest at the higher of the lead lender's prime rate or the Federal Funds rate plus 50 basis points, plus a margin of 0.00% to 0.25%. The specific margins, under both options, are determined based on the Company's leverage ratio and is adjusted every 90 days. The Credit Facility contains a facility fee provision whereby the Company is charged a fee, ranging from 0.175% to 0.25%, applied to the total amount of the commitment.

Interest paid in 2009, 2008, and 2007 was $1.4 million, $2.3 million, and $0.5 million, respectively. Interest capitalized in 2009, 2008, and 2007 was $0.1 million, $0.1 million, and less than $0.1 million, respectively. Non-cash amortization of deferred financing costs classified as interest expense in 2009, 2008, and 2007 was $0.1 million, $0.1 million, and $0.1 million, respectively. The interest rate on outstanding borrowings as of December 31, 2009, and 2008, was 1.03% and 1.31%, respectively.

The Credit Facility contains certain financial covenants, and limits, among other things, the Company's ability to sell certain assets, incur additional indebtedness, and grant or incur liens on its assets. The material debt covenants under the Company's Credit Facility include both a maximum leverage ratio ("leverage ratio") and a minimum interest coverage ratio ("interest coverage ratio"). The leverage ratio is a non-GAAP financial measure equal to the amount of the Company's consolidated total indebtedness, as defined in the Credit Facility, divided by a contractually defined adjusted Earnings Before Interest, Taxes, Depreciation and Amortization and non-cash compensation ("Consolidated EBITDA") for the trailing twelve-month period. The interest coverage ratio is a non-GAAP financial measure equal to the same contractually defined Consolidated EBITDA divided by total interest expense. Both ratios are designed as measures of the Company's ability to meet current and future obligations.

As of December 31, 2009, based upon these financial covenants, there was no default or limit on the Company's ability to borrow the unused portion of the Credit Facility.

The Credit Facility also contains customary events of default, including nonpayment and breach covenants. In the event of default, repayment of borrowings under the Credit Facility, as well as the payment of accrued interest and fees, could be accelerated. The Credit Facility also contains cross default provisions whereby a default on any material indebtedness, as defined in the Credit Facility, could result in the acceleration of our outstanding debt and the termination of any unused commitment under the Credit Facility. The Company currently has no outstanding debt other than those associated with borrowings under the Credit Facility. In addition, a default may result in the application of higher rates of interest on the amounts due.

Under the terms of the Credit Facility, all of the Company's material domestic subsidiaries, if any, guarantee the commitment. As of December 31, 2009, and 2008, the Company had no material domestic subsidiaries as defined by the terms of the Credit Facility. As of December 31, 2009, and 2008, the Company was in compliance with the terms of its Credit Facility.

11. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as of December 31, 2009, and 2008 were as follows (in thousands):

	2009	2008
Retirement plan liabilities, net of tax	$(10,672)	$(14,719)
Foreign currency translation, net of tax	(310)	(284)
Accumulated other comprehensive loss	$(10,982)	$(15,003)

12. Commitments and Contingencies

Leases

The Company conducts all of its operations in leased facilities and leases certain equipment which have minimum lease obligations under noncancelable operating leases. Certain of these leases contain rent escalations based on specified percentages. Most of the leases contain renewal options and require payments for taxes, insurance and maintenance. Rent expense is charged to operations as incurred except for escalating rents, which are charged to operations on a straight-line basis over the life of the lease.

A summary of rental expense for the three years ended December 31, 2009, 2008, and 2007, is presented below, as well as the future minimum lease commitments under noncancelable operating leases having an initial term of more than one year (in thousands):

	2009	2008	2007
Summary of rental expense			
Minimum rentals	$ 9,724	$9,854	$9,630
Less: Sublease rentals	(859)	(836)	(737)
Rental expense	$ 8,865	$9,018	$8,893
Summary of future lease commitments			
2010	$ 8,858		
2011	8,393		
2012	7,210		
2013	5,667		
2014	4,588		
Thereafter	20,691		
Minimum payments required(a)	$55,407		

(a) Minimum payments have not been reduced by sublease rentals of $3,588 due in the future under noncancelable subleases.

Legal Matters

The Company is involved, from time to time, in litigation and proceedings arising out of the ordinary course of business. Legal costs for services rendered in the course of these proceedings are charged to expense as they are incurred.

During 2009 and 2008, the Company was involved in a number of significant legal actions and governmental interactions primarily related to the commercialization of our PPM service. A contingent loss in the amount of $0.5 million was recorded for these claims as of December 31, 2009. No contingent losses were recorded as of December 31, 2008, because the Company believed the likelihood of a significant loss was remote.

13. Income Taxes

The provision for income taxes on continuing operations is based on income recognized for consolidated financial statement purposes and includes the effects of permanent and temporary differences between such income and income recognized for income tax return purposes. As a result of the reverse spin-off from Ceridian, deferred tax assets consisting of net operating loss ("NOL") and credit carryforwards were transferred from Ceridian to the Company, along with temporary differences related to the Company's business. The NOL carryforwards will expire in various amounts from 2010 to 2028.

The components of income from continuing operations before income tax expense and a reconciliation of the statutory federal income tax rate to the income tax rate on income from continuing operations before income tax expense for the years ended December 31, 2009, 2008 and 2007 are as follows (dollars in thousands):

	2009	2008	2007
Income from continuing operations before income tax expense:			
U.S.	$59,853	$61,898	$64,562
International	1,279	(349)	230
Total	$61,132	$61,549	$64,792
Income tax expense:			
Current:			
U.S.	$18,464	$19,628	$20,817
State, local and foreign	2,198	2,302	1,703
Total	20,662	21,930	22,520
Deferred:			
U.S.	1,310	469	478
State, local and foreign	(3,000)	1,931	1,290
Total	(1,690)	2,400	1,768
	$18,972	$24,330	$24,288
U.S. statutory rate	35.0%	35.0%	35.0%
Income tax expense at U.S. statutory rate	$21,396	$21,542	$22,677
State income taxes, net of federal benefit	2,904	2,770	1,902
Tax-exempt interest income	—	—	(613)
Meals and entertainment	199	294	358
Foreign tax credit and capital loss carryforward	—	282	(452)
(Decrease) increase in valuation allowance for foreign tax credit	—	(282)	452
State NOL's recognized	(4,801)	—	(12)
Adjustments to tax liabilities	207	257	294
Other	(933)	(533)	(318)
Income tax expense	$18,972	$24,330	$24,288
Effective tax rate	31.0%	39.5%	37.5%

The effective tax rate on continuing operations was 31.0% for the year ended December 31, 2009. The effective tax rate decreased from 39.5% in 2008 to 31.0% in 2009 primarily due to a $4.8 million state tax benefit recognized as a result from a favorable state tax ruling received during the fourth quarter of 2009.

During 2009, certain liabilities for tax contingencies related to prior periods were recognized. Certain other liabilities were reversed due to the settlement and completion of income tax audits and returns and the expiration of audit statutes during the year. The net tax expense of these changes and other items was $0.8 million in 2009.

The earnings from the Company's foreign operations in India are subject to a tax holiday which expires in fiscal year 2013. In July 2008, the Indian government approved the Company's application to conduct business in a Special Economic Zone (SEZ) providing for zero percent taxation on certain classes of income when certain conditions are met. We were in compliance with these conditions as of December 31, 2009. A deferred tax liability was recognized for the cumulative undistributed earnings, which the Company does not expect to permanently reinvest outside of the United States. The Company's reduction to tax expense due to the tax holiday was immaterial during 2009 and 2008.

The following table summarizes the activity related to the Company's unrecognized tax benefits as of December 31, 2009:

	Total
Balance at January 1, 2009	$1,420
Increases related to current year tax positions	436
Increases related prior years' tax positions	541
Expiration of the statute of limitations for the assessment of taxes	(187)
Balance at December 31, 2009	$2,210

During 2009, the Company's net unrecognized tax liabilities for certain tax contingencies increased by $0.8 million to $2.2 million as of December 31, 2009. If recognized, the $2.2 million of unrecognized tax benefits would reduce the Company's effective tax rate in future periods.

The Company accrues potential interest and penalties and recognizes income tax expense where, under relevant tax law, interest and penalties would be assessed if the uncertain tax position ultimately were not sustained. The Company has recorded a liability for potential interest and penalties of $0.3 million as of December 31, 2009.

Management determined it is reasonably possible that certain unrecognized tax benefits as of December 31, 2009, will decrease during the subsequent 12 months due to the expiration of statutes of limitations and due to the settlement of certain state audit examinations. The estimated decrease in these unrecognized federal tax benefits and the estimated decrease in unrecognized tax benefits from various states are both immaterial.

The Company files numerous income tax returns, primarily in the United States, including federal, state, and local jurisdictions, and certain foreign jurisdictions. Tax years ended December 31, 2006 through December 31, 2008, remain open for assessment by the Internal Revenue Service. Generally, the Company is not subject to state, local, or foreign examination for years prior to 2004. However, tax years 1991 through 2003 remain open for assessment for certain state taxing jurisdictions where NOL carryforwards were utilized on income tax returns for such states since 2004.

Temporary differences and the resulting deferred income tax assets of continuing operations as of December 31, 2009, and 2008, were as follows (dollars in thousands):

	2009	2008
Deferred tax assets		
Current deferred tax assets		
Accruals	$ 3,688	$ 2,273
Net operating loss carryforwards	1,294	203
	4,982	2,476
Noncurrent deferred tax assets		
Benefit plans	$ 9,191	$ 11,213
Depreciation	701	1,526
Accruals	782	731
Net operating loss carryforwards	2,440	—
Share-based compensation	6,595	5,378
Partnership interest	2,024	2,285
Other	1,006	1,093
	22,739	22,226
Less valuation allowance	(332)	(332)
Total deferred tax assets	27,389	24,370
Deferred tax liabilities		
Noncurrent deferred tax liabilities		
Goodwill and other intangible amortization	$(16,151)	$(12,097)
Benefit plans	(1,672)	(2,084)
Other	(454)	(137)
Total deferred tax liabilities	(18,277)	(14,318)
Net deferred tax assets	$ 9,112	$ 10,052

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which the temporary differences become deductible and before tax credits or net operating loss carryforwards expire. Management considered the historical results of the Company during the previous three years and projected future U.S. and foreign taxable income and determined that a valuation allowance of $0.3 million and $0.3 million was required as of December 31, 2009 and 2008, respectively, for certain foreign tax credit carryforwards.

Income taxes paid on continuing operations in 2009, 2008, and 2007 were $23.7 million, $19.8 million and $19.3 million, respectively.

14. Retirement Plans

Adoption of Measurement Date Provisions

The Company adopted revised defined benefit plan measurement provisions as of December 31, 2008, which required that the measurement date coincide with the date of the Company's fiscal year-end statement of financial position. For the year ended December 31, 2009, the Company's measurement period was the 12 months ended

December 31, 2009. For the year ended December 31, 2008, the Company recognized an adjustment to retained earnings associated with the first three months of transition within the 15 month measurement period ended December 31, 2008.

Recognition of Retirement Plan Settlements

In accordance with our retirement plan provisions, participants may elect, at their option, to receive their retirement benefits either in a lump sum payment or an annuity. If the lump sum distributions paid during the plan year exceed the total of the service cost and interest cost for the plan year, any unrecognized gain or loss in the plan should be recognized for the pro rata portion equal to the percentage reduction of the projected benefit obligation. The Company recognized a $1.8 million non-cash charge for the settlement incurred during 2009 as a result of aggregate lump sum distribution elections made by a number of pension plan participants who were terminated as part of the Company's restructuring and reorganization plan. See Note 7 for further information.

Lump sum payments also exceeded the service and interest threshold during the year ended December 31, 2008. Accordingly, the Company recognized a non-cash charge of $1.7 million in the results of operations for 2008.

The following table shows the income statement line items impacted by the recognition of the settlement charges in both 2009 and 2008:

	(Dollars in thousands)	
	2009	2008
Cost of revenue	$ —	$ 885
Selling, general, and administrative	—	484
Research and development	—	301
Restructuring and reorganization	1,803	—
Total costs and expenses	$1,803	$1,670

Lump sum payments did not exceed the threshold during 2007 and therefore, no settlement charge was recognized in 2007.

Pension Benefits

Certain of the Company's U.S. employees participate in a defined benefit pension plan that closed to new participants effective January 1, 1995. Benefits under the plan for most eligible employees are calculated using the highest five-year average salary of the employee. Employees participate in this plan by means of salary reduction contributions. Retirement plan funding amounts are based on independent consulting actuaries' determination of the Employee Retirement Income Security Act of 1974 funding requirements.

For purposes of measuring the Company's benefit obligation as of December 31, 2009, and 2008, a discount rate of 5.52% and 5.37%, respectively, was used. These discount rates were chosen using an analysis of the Hewitt Bond Universe yield curve that reflects the plan's projected cash flows. Due primarily to the effect of improving market conditions, the pension plan's investments yielded investment gains in 2009 rather than the losses experienced during 2008. The fair value of plan assets increased by $2.3 million as of December 31, 2009, as compared to December 31, 2008. In addition, the plan's projected benefit obligation decreased by a net amount of $1.5 million, due in large part to the significant amount of benefits paid during 2009. The amount of benefits paid during 2009 was significantly impacted by the Company's workforce reduction initiative, which was implemented in 2009 as part of its restructuring and reorganization plan. The Company's projected benefit obligations exceeded plan assets by $10.2 million and $14.0 million as of December 31, 2009, and 2008, respectively. Pension cost was $1.5 million, $1.1 million and $1.1 million for 2009, 2008, and 2007, respectively.

The Company's expected long-term rate of return on assets is 8.0%. The Company employs a total return investment approach whereby a mix of equities and fixed income investments is used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The Company's investment strategy is to diversify assets so that adverse results from one asset or asset class will not have an unduly detrimental effect on the entire portfolio. Diversification includes by type, by characteristic, and by number of investments, as well as by investment style of management organization.

The investment portfolio contains a diversified blend of common collective trust fund investments, which include both equity and fixed income type investments. Equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value stocks. Fixed income investments are diversified across mortgage-backed securities, U.S. treasury securities, and corporate bonds. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and periodic investment performance reviews.

The Financial Accounting Standards Board provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value.

Money market fund: The investment in the money market fund is valued at the net asset value of shares held at year end.

Collective investment funds: Investments in collective investment funds are valued at the last reported transaction price per unit.

The fair values of the Company's pension plan assets at December 31, 2009, by asset category are as follows (in thousands):

Asset Category	Total Fair Value	Quoted Prices in Active Markets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Collective investment funds				
Fixed income(a)	$ 9,810	$ —	$ 9,810	$—
U.S. equity growth	6,071	—	6,071	—
U.S. equity value	6,073	—	6,073	—
Foreign equity	2,437	—	2,437	—
Money market fund	196	196	—	—
Pension assets at December 31, 2009	$24,587	$196	$24,391	$—

(a) As of December 31, 2009, the fixed income fund consisted of a 40% investment in mortgage-backed securities, a 37% investment in U.S. treasury securities, and a 23% investment in corporate bonds.

Cash held and intended to pay benefits is considered to be a residual asset in the asset mix, and therefore, compliance with the ranges and targets specified shall be calculated excluding such assets. Assets of the plan do not include securities issued by the Company. The target allocation for each asset class is 60% equity securities and 40% debt securities.

The components of net periodic cost and other comprehensive loss for the twelve months ended December 31, 2009, 2008, and 2007, are as follows (in thousands):

Net Periodic Cost	2009	2008	2007
Service cost of benefits	$ 790	$ 783	$ 869
Interest cost	1,847	2,026	1,781
Expected return on plan assets	(2,172)	(2,423)	(2,208)
Amortization of net actuarial loss	992	728	661
Amortization of prior service cost	22	22	22
Total	$ 1,479	$ 1,136	$ 1,125
Other changes in plan assets and projected benefit obligation recognized in other comprehensive loss			
Net actuarial (gain) loss arising this period	(2,295)	12,229	696
Actuarial loss charged to expense due to settlement	(1,521)	(1,670)	—
Net actuarial loss amortized this period	(992)	(728)	(661)
Prior service cost amortized this period	(22)	(22)	(22)
Recognized in other comprehensive (income) loss	(4,830)	9,809	13
Recognized in net periodic pension cost and other comprehensive (income) loss	$(3,351)	$10,945	$ 1,138
Measurement date change adjustment recognized directly into accumulated other comprehensive loss			
Net actuarial loss	N/A	$ (182)	N/A
Prior service cost	N/A	$ (6)	N/A

The Company's estimate for contributions to be paid in 2009 is $1.8 million. The expected benefit payments are as follows (in thousands):

2010	$ 1,296
2011	$ 1,469
2012	$ 1,513
2013	$ 1,596
2014	$ 1,712
2015 – 2019	$14,224

The accumulated benefit obligation for the defined benefit pension plan was $30.1 million and $30.8 million as of December 31, 2009, and 2008, respectively.

The funded status of the plan as of the measurement dates of December 31, 2009 and 2008, and the change in funded status for the measurement periods ended December 31, 2009 and 2008, are shown in the accompanying table for the Company's pension plan, along with the assumptions used in the calculations (dollars in thousands):

	Pension Plan	
	Twelve Months Ended December 31, 2009	Fifteen Months Ended December 31, 2008
Change in projected benefit obligation		
At beginning of period	$ 36,302	$ 34,889
Service cost	790	979
Interest cost	1,847	2,532
Plan participants' contributions	284	392
Actuarial (gain) loss	(420)	2,171
Benefits paid	(4,043)	(4,661)
At end of period	$ 34,760	$ 36,302
Change in fair value of plan assets		
At beginning of period	$ 22,337	$ 32,273
Actual return on plan assets	4,047	(7,029)
Employer contribution	1,962	1,362
Plan participants' contributions	284	392
Benefits paid	(4,043)	(4,661)
At end of period	$ 24,587	$ 22,337
Funded status — net pension liability at year end	$(10,173)	$(13,965)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	$ 14,436	$ 19,244
Prior service cost	$ —	$ 22
Estimated amounts of accumulated other comprehensive loss to be recognized as net periodic cost during the subsequent period		
Net actuarial loss	$ 1,052	$ 994
Prior service cost	$ —	$ 22
Measurement date adjustment to retained earnings	N/A	$ 284
Weighted-average assumptions		
Discount rate — components of cost	5.37%	6.00%
Discount rate — benefit obligations	5.52%	5.37%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	N/A	N/A

Supplemental Retirement Benefits

The Company also sponsors two nonqualified, unfunded supplemental retirement plans; the Benefit Equalization Plan and the Supplemental Executive Retirement Plan ("BEP" and "SERP" respectively or "Supplemental Plans" combined). The purpose of the BEP is to ensure that pension plan participants will not be deprived of benefits otherwise payable under the pension plan but for the operation of the provisions of Internal Revenue Code sections 415 and 401. The accumulated benefit obligation for the BEP as of December 31, 2009, and 2008, was $4.5 million and $5.0 million, respectively. The SERP is a supplemental retirement plan for the Company's former chief executive officer. The accumulated benefit obligation for the SERP as of December 31, 2009, and 2008, was $0.7 million and $0.7 million, respectively.

As of December 31, 2009, and 2008, prepaid pension costs related to the Supplemental Plans of $0.1 million and $0.4 million, respectively, were held in benefit protection trusts and included in other noncurrent assets in the consolidated balance sheets. The Company's estimate for contributions to be paid for the Supplemental Plans in 2010 is $3.1 million. The expected benefit payments for the Supplemental Plans are as follows (in thousands):

2010	$3,100
2011	$ 282
2012	$ 237
2013	$ 208
2014	$ 338
2015 - 2019	$ 834

The components of net periodic cost and other comprehensive (income) loss for the Supplemental Plans for the twelve months ended December 31, 2009, 2008, and 2007 are as follows (in thousands):

Net periodic cost	2009	2008	2007
Service cost of benefits	$ 93	$ 118	$ 130
Interest cost	318	234	209
Amortization of net actuarial loss	431	184	193
Amortization of prior service credit	(16)	(22)	(22)
Total	$ 826	$ 514	$ 510
Other changes in plan assets and projected benefit obligation recognized in other comprehensive loss (income)			
Net actuarial (gain) loss arising this period	$(1,104)	$2,726	$ 71
Net actuarial loss amortized this period	(431)	(184)	(193)
Actuarial loss due to settlement	(267)	—	—
Prior service credit due to curtailment	6	—	—
Prior service credit amortized this period	16	22	22
Recognized in other comprehensive (income) loss	$(1,780)	$2,564	$(100)
Recognized in net periodic cost and other comprehensive (income) loss	$ (954)	$3,078	$ 410

The funded status as of the measurement dates of December 31, 2009, and 2008, and the change in funded status for the measurement periods ended December 31, 2009, and 2008 are shown in the accompanying table for the Company's supplemental retirement plans, along with the assumptions used in the calculations (dollars in thousands):

	Supplemental Retirement Plans	
	Twelve Months Ended December 31, 2009	Fifteen Months Ended December 31, 2008
Change in projected benefit obligation		
At beginning of period	$ 7,028	$ 4,001
Service cost	93	145
Interest cost	318	285
Plan participants' contributions	26	48
Actuarial (gain) loss	(1,104)	2,726
Benefits paid	(662)	(177)
Curtailment	21	—
At end of period	$ 5,720	$ 7,028
Change in fair value of plan assets		
At beginning of period	$ —	$ —
Actual return on plan assets	—	—
Employer contribution	636	129
Plan participants' contributions	26	48
Benefits paid	(662)	(177)
At end of period	$ —	$ —
Funded status	$(5,720)	$(7,028)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	$ 2,429	$ 4,231
Prior service credit	$ —	$ (22)
Estimated amounts of accumulated other comprehensive loss to be recognized as net periodic cost during the subsequent period		
Net actuarial loss	$ 214	$ 557
Prior service credit	$ —	$ (22)
Measurement date adjustment to retained earnings	N/A	$ 105
Weighted-average assumptions		
Discount rate		
Components of cost	5.37%	6.00%
Benefit obligations	5.52%	5.37%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	N/A	N/A
Measurement date change adjustment recognized directly into accumulated other comprehensive loss		
Net actuarial loss	N/A	$ (33)
Prior service credit	N/A	$ 6

Postretirement Benefits

The Company provides health care benefits for eligible retired employees who participate in the pension plan and were hired before January 1, 1992. These postretirement benefits are provided by several health care plans in the United States for both pre-age 65 retirees and certain grandfathered post-age 65 retirees. Employer contributions to these plans differ for various groups of retirees and future retirees. Employees hired before January 1, 1992 and retiring after that date may enroll in plans for which a Company subsidy is provided through age 64. As of December 31, 2009, and 2008, the Company's discount rate on its actuarially determined benefit obligations was 5.17% and 5.37%, respectively. The discount rates for 2009 and 2008 were chosen using an analysis of the Hewitt Bond Universe yield curve that reflects the plan's projected cash flows.

The Company's postretirement benefit liability was $1.8 million and $1.8 million as of December 31, 2009, and 2008, respectively. The Company's postretirement benefit expense was $0.2 million for each of the years ended December 31, 2009, 2008, and 2007. The postretirement plan is unfunded.

The Company expects to make $0.1 million in contributions in 2010. The expected benefit payments are as follows (in thousands):

2010	$110
2011	$119
2012	$120
2013	$129
2014	$150
2015-2019	$769

The components of net periodic pension cost and other comprehensive loss (income) for the twelve months ended December 31, 2009, 2008, and 2007, are as follows (in thousands):

Net Periodic Cost	2009	2008	2007
Service cost of benefits	$ 49	$ 41	$ 39
Interest cost	92	94	87
Amortization of net actuarial loss	43	34	44
Total	$ 184	$169	$ 170
Other changes in plan assets and projected benefit obligation recognized in other comprehensive loss (income)			
Net actuarial loss (gain) arising this period	$ (41)	$129	$ (67)
Net actuarial loss amortized this period	(43)	(34)	(44)
Recognized in other comprehensive (income) loss	$ (84)	$ 95	$(111)
Recognized in net periodic cost and other comprehensive loss	$ 100	$264	$ 59
Measurement date change adjustment recognized directly into accumulated other comprehensive loss			
Net actuarial loss	N/A	$ (8)	N/A

The accompanying table presents the balances of and changes in the aggregate benefit obligation as of the measurement dates of December 31, 2009, and 2008 (in thousands):

	Postretirement Plan	
	Twelve Months Ended December 31, 2009	Fifteen Months Ended December 31, 2008
Change in benefit obligation during the period		
At beginning of period	$ 1,750	$ 1,548
Service cost	49	51
Interest cost	92	118
Plan participants' contributions	47	48
Actuarial loss (gain)	(41)	129
Benefits paid	(114)	(144)
At end of period	$ 1,783	$ 1,750
Change in fair value of plan assets		
At beginning of period	$ —	$ —
Employer contribution	67	96
Plan participants' contributions	47	48
Benefits paid	(114)	(144)
At end of period	$ —	$ —
Funded status	$(1,783)	$(1,750)
Contributions between measurement date and year end	N/A	N/A
Net post retirement liability at fiscal year end	$(1,783)	$(1,750)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	$ 526	$ 610
Measurement date adjustment to retained earnings	N/A	$ 42
Estimated amounts of accumulated other comprehensive loss to be recognized as net periodic cost during the subsequent period		
Net actuarial loss	$ 36	$ 43
Weighted-average assumptions		
Discount rate		
Components of cost	5.37%	6.00%
Benefit obligations	5.17%	5.37%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	N/A	N/A

The assumed health care cost trend rate used in measuring the post retirement benefit obligation was 9.30% for p re-age 65 and post-age 65 in 2008, with pre-age and post-age 65 rates declining to an ultimate rate of 5.00% in 2017. A 1.0% change in this rate would change the benefit obligation by approximately $0.2 million and the aggregate service and interest cost by less than $0.1 million.

401(k) Plan

Arbitron employees may also participate in a defined contribution plan that is sponsored by the Company. The plan generally provides for employee salary deferral contributions of up to 17% of eligible employee compensation. Under the terms of the plan, the Company contributes a matching contribution of 50% up to a maximum of 3% of eligible employee compensation related to employees who are pension participants and up to a maximum of 6% of eligible employee compensation related to employees who are not pension participants. The employer may also make an additional discretionary matching contribution of up to 30% up to the maximum, which is either 3% or 6% of eligible employee compensation depending upon the employee's participation in the pension plan. The Company's costs with respect to its contributions to the defined contribution plan were $2.0 million, $2.7 million and $2.2 million in 2009, 2008, and 2007, respectively.

15. Share-Based Compensation

The following table sets forth information with regard to the income statement recognition of share-based compensation (in thousands):

	2009	2008	2007
Cost of revenue	$ 451	$ 756	$ 681
Selling, general and administrative	9,438	7,131	5,431
Research and development	142	528	420
Share-based compensation	$10,031	$8,415	$6,532

The total income tax benefit recognized in the income statement for share-based compensation arrangements was $3.9 million, $3.3 million, and $2.4 million for the years ended December 31, 2009, 2008, and 2007, respectively. There was no capitalized share-based compensation cost recorded during the years ended December 31, 2009, 2008, and 2007. The (decrease) increase in net excess tax benefits realized for the tax deductions from stock options exercised and stock awards vesting during the year was $(1.8) million, $0.8 million, and $2.6 million for the years ended December 31, 2009, 2008, and 2007, respectively.

The Company currently has two active stock incentive plans ("SIP" individually or "SIPs" collectively) from which awards of stock options, nonvested share awards and performance unit awards are available for grant to eligible participants: the 2001 SIP, a non-stockholder-approved plan; and the 2008 Equity Compensation Plan, a stockholder-approved plan. The Company's SIPs permit the grants of share-based awards, including stock options and nonvested share awards, for up to 3,500,000 shares of common stock. The Company believes that such awards align the interests of its employees with those of its stockholders. Eligible recipients in the SIPs include all employees of the Company and any nonemployee director, consultant and independent contractor of the Company. The Company's policy for issuing shares upon exercise of stock options or the vesting of its share awards and/or conversion of deferred stock units under all of the Company's SIPs is to issue new shares of common stock, unless treasury stock is available at the time of exercise or conversion. As of December 31, 2009, shares available for grant were 38,535 shares and 775,603 shares, under the 2001 and 2008 plans, respectively.

For share-based arrangements granted subsequent to January 1, 2006, the Company accelerates expense recognition if retirement eligibility affects the vesting of the award.

Stock Options

Stock options awarded to employees under the SIPs generally vest annually over a three-year period, have a 10-year term and have an exercise price of not less than the fair market value of the Company's common stock at the date of grant. Stock options granted to directors under the SIPs generally vest upon the date of grant, are generally exercisable six months after the date of grant, have a 10-year term and an exercise price of not less than the fair market value of the Company's common stock at the date of grant. The Company's stock options generally provide for accelerated vesting if there is a change in control of the Company.

The Company uses historical data to estimate future option exercises and employee terminations in order to determine the expected term of the stock option; identified groups of optionholders that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of stock options granted represents the period of time that such stock options are expected to be outstanding. The expected term can vary for certain groups of optionholders exhibiting different behavior. The risk-free rate for periods within the contractual life of the stock option is based on the U.S. Treasury strip bond yield curve in effect at the time of grant. Expected volatilities are based on the historical volatility of the Company's common stock.

The fair value of each option granted during the years ended December 31, 2009, 2008 and 2007, was estimated on the date of grant using a Black-Scholes option valuation model that used the assumptions noted in the following table:

Assumptions for options granted to employees and nonemployee directors	2009	2008	2007
Expected volatility	31.88 - 35.31%	23.99 - 31.31%	24.61 - 26.52%
Expected dividends	1.91 - 2.95%	1.00 - 3.00%	1.00%
Expected term (in years)	5.75 - 6.25	5.50 - 6.00	5.75 - 6.25
Risk-free rate	2.13 - 2.94%	1.44 - 3.44%	3.43 - 4.91%
Weighted-average volatility	33.96%	25.26%	25.45%
Weighted-average dividends	2.22%	1.01%	1.00%
Weighted-average term (in years)	5.96	5.93	5.94
Weighted-average risk-free rate	2.47%	2.90%	4.59%
Weighted-average grant date fair value	$5.31	$11.40	$14.86

A summary of option activity under the SIPs as of December 31, 2009, and changes during the year then ended, is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2009	1,713,557	$39.93		
Granted	1,621,553	18.37		
Exercised	(2,836)	23.91		
Forfeited or expired	(480,113)	33.99		
Outstanding at December 31, 2009	2,852,161	$28.69	7.54	$7,797
Vested or expected to vest at December 31, 2009	2,849,807	$28.70	7.53	$7,781
Exercisable at December 31, 2009	1,334,543	$37.94	5.66	$ 367

As of December 31, 2009, there was $6.4 million of total unrecognized compensation cost related to options granted under the SIPs. This aggregate cost is expected to be recognized over a weighted-average period of 2.3 years.

	2009	2008	2007
		(In thousands)	
Intrinsic value of stock options exercised	$ 3	$3,688	$ 7,787
Cash received from stock options exercised	$68	$9,071	$19,934

Nonvested Share Awards

A summary of the status of the Company's nonvested share awards as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

Nonvested Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2009	210,480	$43.97
Granted	340,534	18.37
Vested	(108,657)	38.75
Cancellations	(62,388)	38.30
Nonvested at December 31, 2009	379,969	$23.45
Expected to vest at December 31, 2009	379,710	$23.46

The Company's nonvested share awards vest over four or five years on either a monthly or annual basis. Compensation expense is recognized on a straight-line basis using the fair market value of the Company's stock on the date of grant as the nonvested share awards vest. As of December 31, 2009, there was $6.7 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the SIPs. This aggregate cost of nonvested share awards is expected to be recognized over a weighted-average period of 2.8 years. The total fair value of share awards vested, using the fair value on vest date, during the years ended December 31, 2009, 2008, and 2007, was $2.0 million, $2.0 million, and $1.4 million, respectively.

Deferred Stock Units

A summary of the status of the Company's deferred stock units as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

Nonvested Deferred Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2009	24,119	$42.46
Granted	38,175	19.30
Vested	(62,294)	28.26
Nonvested at December 31, 2009	—	—
Vested at December 31, 2009	127,204	$34.21

As of December 31, 2009, there was no unrecognized compensation cost related to deferred stock units granted under the SIPs. Deferred stock units granted to employees were issued at the fair market value of the Company's stock upon the date of grant, and the awards vested annually on a calendar year-end basis over the remaining post-grant period ended December 31, 2009. The deferred stock units granted by the Company to employees are convertible to shares of common stock, subsequent to their termination of employment. Deferred stock units granted to nonemployee directors vest immediately upon grant, are convertible to shares of common stock subsequent to their termination of service as a director, and are issued at the fair market value of the Company's stock upon the date of grant. Other deferred stock unit information for the years ended December 31, 2009, 2008, and 2007, is noted in the following table (dollars in thousands):

	2009	2008	2007
Shares granted to employee directors	22,529	21,667	21,667
Shares granted to nonemployee directors	15,646	9,219	4,786
Fair value of shares vested	$ 1,369	$ 570	$ 778

Employee Stock Purchase Plan

On May 13, 2008, the Company's stockholders approved an amendment to its compensatory Employee Stock Purchase Plan ("ESPP") increasing the maximum number of shares of Company common stock reserved for sale under the ESPP from 600,000 to 850,000. The purchase price of the stock to ESPP participants is 85% of the lesser of the fair market value on either the first day or the last day of the applicable three-month offering period. Other ESPP information for the years ended December 31, 2009, 2008, and 2007 is noted in the following table (dollars in thousands):

	2009	2008	2007
Number of ESPP shares issued	102,081	46,091	35,078
Amount of proceeds received from employees	$ 1,233	$ 1,158	$ 1,327
Share-based compensation expense	$ 385	$ 292	$ 309

16. Significant Customers and Concentration of Credit Risk

The Company's quantitative radio audience ratings and related software licensing revenue accounted for the following percentages of revenue:

	2009	2008	2007
Quantitative radio audience ratings and related software licensing	90%	89%	88%

The Company had one customer that individually represented 19%, 18%, and 19% of its annual revenue for the years ended December 31, 2009, 2008, and 2007, respectively. The Company had one customer that individually represented 24% of the Company's total accounts receivable as of December 31, 2009, and one customer that individually represented 13% of the Company's total accounts receivable as of December 31, 2008. The Company has historically experienced a high level of contract renewals.

17. Financial Instruments

Fair values of accounts receivable and accounts payable approximate carrying values due to their short-term nature. Due to the floating rate nature of the Company's revolving obligation under its Credit Facility, the fair values of the $68.0 million and $85.0 million in related outstanding borrowings as of December 31, 2009, and December 31, 2008, respectively, also approximate their carrying amounts. The Company believes that the fair market value of the TRA investment, which was made in May 2009, approximates the carrying value of $3.4 million as of December 31, 2009.

18. Stock Repurchases

On November 16, 2006, the Company announced that its Board of Directors authorized a program to repurchase up to $100.0 million of its outstanding common stock through either periodic open-market or private transactions at then-prevailing market prices over a period of two years through November 2008. As of October 19,

2007, the program was completed with 2,093,500 shares being repurchased for an aggregate purchase price of approximately $100.0 million.

On November 14, 2007, the Company's Board of Directors authorized a program to repurchase up to $200.0 million of the Company's outstanding common stock through either periodic open-market or private transactions at then-prevailing market prices over a period of two years through November 14, 2009. As of the November 14, 2009 expiration date, the Company repurchased 2,247,400 shares of outstanding common stock under this program for $100.0 million.

19. Subsequent Events

Subsequent events were evaluated through March 1, 2010, the date of issuance for the Company's financial statements for the year ended December 31, 2009, as filed on this Form 10-K. Except as may be disclosed elsewhere, no subsequent events that warrant further disclosure herein were noted during this evaluation.

20. Enterprise-Wide Information

The following table sets forth the revenues for each group of services provided to our external customers for the years ended December 31, 2009, 2008, and 2007 (in thousands):

	2009	2008	2007
Service Revenues			
Radio audience ratings services	$316,207	$297,132	$267,804
Local market consumer information services	34,991	36,872	36,393
Software applications	33,754	34,820	34,272
Total revenues	$384,952	$368,824	$338,469

The following table sets forth geographic information for the years ended December 31, 2009, 2008, and 2007 (in thousands):

	United States	International(1)	Total
2009			
Revenues	$379,055	$5,897	$384,952
2008			
Revenues	$364,425	$4,399	$368,824
2007			
Revenues	$333,164	$5,305	$338,469

(1) The revenues of the individual countries comprising these amounts are not significant enough to require separate disclosure.

21. Quarterly Information (Unaudited) (dollars in thousands, except per share data):

	Three Months Ended			
	March 31	June 30	September 30	December 31
2009				
Revenue	$98,489	$86,799	$ 98,123	$101,541
Gross profit	58,960	31,037	53,669	45,017
Income from continuing operations	12,341	3,496	13,719	12,604
Income from discontinued operations, net of taxes	—	—	—	—
Net income	$12,341	$ 3,496	$ 13,719	$ 12,604
Income per weighted average common share				
Basic				
Continuing operations	$ 0.47	$ 0.13	$ 0.52	$ 0.47
Discontinued operations	—	—	—	—
Net income	$ 0.47	$ 0.13	$ 0.52	$ 0.47
Diluted				
Continuing operations	$ 0.46	$ 0.13	$ 0.51	$ 0.47
Discontinued operations	—	—	—	—
Net income	$ 0.46	$ 0.13	$ 0.51	$ 0.47
Dividends per common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10
2008				
Revenue	$94,065	$78,655	$102,526	$ 93,578
Gross profit	58,955	26,070	60,731	37,436
Income from continuing operations	16,312	625	16,900	3,382
(Loss) income from discontinued operations, net of taxes	(45)	(25)	55	(24)
Net income	$16,267	$ 600	$ 16,955	$ 3,358
Income per weighted average common share				
Basic				
Continuing operations	$ 0.58	$ 0.02	$ 0.63	$ 0.13
Discontinued operations	—	—	—	—
Net income	$ 0.58	$ 0.02	$ 0.64	$ 0.13
Diluted				
Continuing operations	$ 0.58	$ 0.02	$ 0.63	$ 0.13
Discontinued operations	—	—	—	—
Net income	$ 0.57	$ 0.02	$ 0.63	$ 0.13
Dividends per common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10

Per share data are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income per share will not necessarily equal the total for the year. Per share data may not total due to rounding.

Arbitron Inc.
Consolidated Schedule of Valuation and Qualifying Accounts
For the Years Ended December 31, 2009, 2008, and 2007
(In thousands)

	2009	2008	2007
Allowance for doubtful trade accounts receivable:			
Balance at beginning of year	$2,598	$1,688	$1,397
Additions charged to expenses	2,723	1,636	1,162
Write-offs net of recoveries	(613)	(726)	(871)
Balance at end of year	$4,708	$2,598	$1,688

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in, or disagreements with, accountants on accounting and financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2009. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the Company's disclosure controls and procedures as of December 31, 2009, the Company's chief executive officer and chief financial officer concluded that, as of such date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Arbitron's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework." Based upon that assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on these criteria.

The attestation report of KPMG LLP, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting is set forth on page 60 of this Annual Report on Form 10-K, and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarterly period ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION — NONE

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information related to directors, nominees for directorships, and executive officers required by this Item is included in the sections entitled "Election of Directors" and "Executive Compensation and Other Information" of the definitive proxy statement for the Annual Stockholders Meeting to be held in 2010 (the "proxy statement"), which is incorporated herein by reference and will be filed with the Securities and Exchange Commission not later than 120 days after the close of Arbitron's fiscal year ended December 31, 2009.

Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this item is included in the section entitled "Other Matters — Section 16(a) Beneficial Ownership Reporting Compliance" of the proxy statement, which is incorporated herein by reference.

Arbitron has adopted a Code of Ethics for the Chief Executive Officer and Financial Managers ("Code of Ethics"), which applies to the Chief Executive Officer, the Chief Financial Officer and all managers in the financial organization of Arbitron. The Code of Ethics is available on Arbitron's Web site at www.arbitron.com. The Company intends to disclose any amendment to, or a waiver from, a provision of its Code of Ethics on its Web site within four business days following the date of the amendment or waiver.

Information regarding the Company's Nominating Committee and Audit Committee required by this Item is included in the section entitled "Election of Directors" of the proxy statement, which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is included in the sections entitled "Election of Directors — Director Compensation," "Compensation Discussion and Analysis," and "Executive Compensation and Other Information" of the proxy statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item regarding security ownership of certain beneficial owners, directors, nominees for directorship and executive officers is included in the section entitled "Stock Ownership Information" of the proxy statement, which is incorporated herein by reference.

The following table summarizes the equity compensation plans under which Arbitron's common stock may be issued as of December 31, 2009.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,226,219	$27.67	775,603
Equity compensation plans not approved by security holders	133,115	$43.66	38,535
Total	3,359,334	$28.30	814,138

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions required by this Item is included in the section entitled "Certain Relationships and Related Transactions" of the proxy statement, which is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is included in the section entitled "Independent Auditors and Audit Fees" of the proxy statement, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

(1) Financial Statements: The following financial statements, together with the report thereon of independent auditors, are included in this Report:

- Independent Registered Public Accounting Firm Reports
- Consolidated Balance Sheets as of December 31, 2009 and 2008
- Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Stockholders' Equity Deficit for the Years Ended December 31, 2009, 2008 and 2007
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007
- Notes to Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007

(2) Consolidated Financial Statement Schedule of Valuation and Qualifying Accounts

(3) Exhibits:

		Incorporated by Reference				
Exhibit No.	Exhibit Description	Form	SEC File No.	Exhibit	Filing Date	Filed Herewith
3.1	Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation)	S-8	33-54379	4.01	6/30/94	
3.2	Certificate of Amendment of Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation)	10-Q	1-1969	3	8/13/96	
3.3	Certificate of Amendment of Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation)	10-Q	1-1969	3.01	8/11/99	
3.4	Certificate of Amendment of the Restated Certificate of Incorporation of Arbitron Inc. (formerly known as Ceridian Corporation)	10-K	1-1969	3.4	4/02/01	
3.5	Second Amended and Restated Bylaws of Arbitron Inc., effective as of February 25, 2009	10-K	1-1969	3.5	3/02/09	
4.1	Specimen of Common Stock Certificate	10-K	1-1969	4.1	4/02/01	
4.2	Rights Agreement, dated as of November 21, 2002, between Arbitron Inc. and The Bank of New York, as Rights Agent, which includes the form of Certificate of Designation of the Series B Junior Participating Preferred Stock as Exhibit A, the Summary of Rights to Purchase Series B Junior Participating Preferred Shares as Exhibit B and the Form of Rights Certificate as Exhibit C	8-K	1-1969	99.1	11/22/02	
4.3	Amendment No. 1 to Rights Agreement, dated as of January 31, 2007, between Arbitron Inc. and The Bank of New York, as Rights Agent	10-K	1-1969	4.3	2/27/07	
(10)	Executive Compensation Plans and Arrangements					
10.1	Arbitron Executive Investment Plan, effective as of January 1, 2001	10-K	1-1969	10.10	3/08/05	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	SEC File No.	Exhibit	Filing Date	Filed Herewith
10.2	Form of Non-Qualified Stock Option Agreement	8-K	1-1969	10.1	2/23/05	
10.3	Form of Non-Qualified Stock Option Agreement for Annual Non-Employee Director Stock Option Grants	8-K	1-1969	10.2	2/23/05	
10.4	Form of Non-Qualified Stock Option Agreement for Initial Non-Employee Director Stock Option Grants	8-K	1-1969	10.3	2/23/05	
10.5	Form of Nonqualified Stock Option Agreement for Non-Employee Director Stock Options in lieu of Fees Grants	8-K	1-1969	10.4	2/23/05	
10.6	Form of Deferred Stock Unit Agreement for Non-Employee Director Stock-for-Fees Deferred Stock Unit	8-K	1-1969	10.5	2/23/05	
10.7	Amended and Restated Arbitron Inc. Director Deferred Compensation Procedures	10-K	1-1969	10.18	2/27/06	
10.8	1999 Stock Incentive Plan, Amended as of May 15, 2007	10-Q	1-1969	10.2	8/03/07	
10.9	1999 Stock Incentive Plan Form of Restricted Stock Agreement	8-K	1-1969	10.1	2/28/06	
10.10	Form of Restricted Stock Unit Agreement Granted under the 1999 Stock Incentive Plan	10-Q	1-1969	10.2	5/04/07	
10.11	Form of CEO Restricted Stock Unit Grant Agreement Granted Under the 1999 Stock Incentive Plan	10-Q	1-1969	10.3	5/04/07	
10.12	Form of 2008 CEO Restricted Stock Unit Agreement Granted Under the 1999 Stock Incentive Plan	10-Q	1-1969	10.2	5/06/08	
10.13	Arbitron Benefit Equalization Plan, effective as of January 1, 2001	10-K	1-1969	10.20	3/08/05	
10.14	Arbitron Inc. 2001 Broad Based Stock Incentive Plan	10-Q	1-1969	10.14	5/15/01	
10.15	Arbitron Inc. 2008 Equity Compensation Plan, effective as of May 13, 2008	10-Q	1-1969	10.1	11/04/08	
10.16	Form of Non-Statutory Stock Option Agreement Under the 2008 Equity Compensation Plan	10-K	1-1969	10.25	3/02/09	
10.17	Form of 2008 Equity Compensation Plan Non-Statutory Stock Option Agreement (Director Grant in Lieu of Fees)	10-Q	1-1969	10.1	5/07/09	
10.18	Form of 2008 Equity Compensation Plan Director Deferred Stock Unit Agreement	10-Q	1-1969	10.2	5/07/09	
10.19	Form of 2008 Equity Compensation Plan Non-Statutory Stock Option Agreement (Annual Director Grant)	10-Q	1-1969	10.3	5/07/09	
10.20	Form of 2008 Equity Compensation Plan Non-Statutory Stock Option Agreement (Non-Executive Officers)	10-Q	1-1969	10.1	8/05/09	
10.21	Form of 2008 Equity Compensation Plan Restricted Stock Unit Agreement (Executive Officers)	10-Q	1-1969	10.2	8/05/09	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File No.	Exhibit	Filing Date	
10.22	Form of 2008 Equity Compensation Plan Restricted Stock Unit Agreement (Non-Executive Officers)	10-Q	1-1969	10.3	8/05/09	
10.23	Form of 2008 Equity Compensation Plan Director Deferred Stock Unit Agreement — Initial Grant					*
10.24	Form of 2008 Equity Compensation Plan Director Deferred Stock Unit Agreement — Annual Grant					*
10.25	CEO Deferral Election Form for Restricted Stock	8-K	1-1969	10.1	4/03/06	
10.26	CEO Deferred Stock Unit Agreement, entered into and effective as of March 31, 2006, by and between Arbitron Inc. and Stephen B. Morris	8-K	1-1969	10.2	4/03/06	
10.27	Form of Executive Retention Agreement	10-Q	1-1969	10.3	11/04/08	
10.28	Arbitron Inc. Employee Stock Purchase Plan, effective as of May 13, 2008	10-Q	1-1969	10.2	11/04/08	
10.29	Credit Agreement dated as of December 20, 2006 among Arbitron Inc. the Lenders Party thereto, Citizens Bank of Pennsylvania as Documentation Agent, Citibank, N.A. and Wachovia Bank, National Association as Co-Syndication Agents and JPMorgan Chase Bank, NA as Administrative Agent J.P. Morgan Securities Inc. as Sole Bookrunner and Sole Lead Arranger	8-K	1-1969	10.1	12/21/06	
10.30	Radio Station License Agreement to Receive and Use Arbitron PPM Data and Estimates, effective May 18, 2006, by and between Arbitron Inc. and CBS Radio Inc.**	10-Q	1-1969	10.2	8/03/06	
10.31	Master Station License Agreement to Receive and Use Arbitron Radio Audience Estimates, effective May 18, 2006, by and between Arbitron Inc. and CBS Radio Inc.**	10-Q	1-1969	10.3	8/03/06	
10.32	Radio Station License Agreement to Receive and Use Arbitron PPM Data and Estimates by and between Arbitron and Clear Channel Broadcasting, Inc. dated June 26, 2007**	10-Q	1-1969	10.1	8/03/07	
10.33	Master Station License Agreement to Receive and Use Arbitron Radio Audience Estimates, effective as of May 4, 2009, between Arbitron Inc. and Clear Channel Broadcasting, Inc.**	10-Q	1-1969	10.5	8/05/09	
10.34	Form of Deferred Stock Unit Agreement for Non-Employee Directors (Non-Employee Directors Post-2005 Stock-for-Fees Deferred Stock Unit)	10-K	1-1969	10.19	2/27/06	
10.35	Executive Transition Agreement between Arbitron Inc. and Stephen B. Morris, dated December 30, 2008	10-K	1-1969	10.12	3/02/09	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	SEC File No.	Exhibit	Filing Date	
10.36	Executive Employment Agreement between Arbitron Inc. and Michael P. Skarzynski, dated January 7, 2009	10-K	1-1969	10.13	3/02/09	
10.37	Amendment to Executive Employment Agreement between Arbitron Inc. and Michael P. Skarzynski, effective September 18, 2009	10-Q	1-1969	10.1	11/04/09	
10.38	Settlement Agreement and General Release, effective as of January 11, 2010, by and between Arbitron Inc. and Michael P. Skarzynski					*
10.39	Executive Employment Agreement, dated as of March 6, 2009, by and between Arbitron Inc. and Alton L. Adams	10-Q	1-1969	10.4	5/07/09	
10.40	Executive Employment Agreement, dated as of March 2, 2009, by and between Arbitron Inc. and Dr. Robert Henrick	10-Q	1-1969	10.6	5/07/09	
10.41	Form of Waiver and Amendment of Executive Retention Agreement	10-Q	1-1969	10.4	8/05/09	
10.42	Second Waiver and Amendment of Executive Retention Agreement between Arbitron Inc. and Pierre C. Bouvard, dated October 1, 2009	10-Q	1-1969	10.2	11/04/09	
10.43	Executive Employment Agreement, effective as of February 11, 2010, by and between Arbitron Inc. and William T. Kerr					*
10.44	CEO Non-Statutory Stock-Option Agreement, entered into and effective as of February 11, 2010, by and between Arbitron Inc. and William T. Kerr					*
10.45	CEO Deferred Stock Unit Agreement, entered into and effective as of February 11, 2010, by and between Arbitron Inc. and William T. Kerr					*
10.46	Amended and Restated Schedule of Non-Employee Director Compensation					*
21	Subsidiaries of Arbitron Inc.					*
23	Consent of Independent Registered Public Accounting Firm					*
24	Power of Attorney					*
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a — 14(a)					*
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act of 1934 Rule 13a — 14(a)					*
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					*

* Filed or furnished herewith

** A request for confidential treatment has been submitted with respect to this exhibit. The copy filed as an exhibit omits the information subject to the request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, we have duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

ARBITRON INC.

By: /s/ William T. Kerr
William T. Kerr
Chief Executive Officer and President

Date: March 1, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM T. KERR William T. Kerr	Chief Executive Officer, President and Director (Principal Executive Officer)	March 1, 2010
/s/ SEAN R. CREAMER Sean R. Creamer	Executive Vice President of Finance and Planning and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 1, 2010
* Shellye L. Archambeau	Director	
* David W. Devonshire	Director	
* John A. Dimling	Director	
* Philip Guarascio	Chairman and Director	
* Larry E. Kittelberger	Director	
* Luis B. Nogales	Director	
* Richard A. Post	Director	
* By: /s/ TIMOTHY T. SMITH Timothy T. Smith Attorney-in-Fact		March 1, 2010



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